114

Follow-Up Materials

06012561

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME HBOS PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 17 2006
THOMSON
FINANCIAL

FILE NO. 82- 5222 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 4/17/06

brands

at a glance

HBOS plc

HBOS has powerful brands, strong distribution and market positions stretching from retail and corporate banking through personal insurance, treasury & asset management to investment products.


International
Treasury & Asset Management
Retail
Insurance & Investment
Corporate
BankWest
Heidelberger Leben
BankWest BUSINESS
Insight INVESTMENT
CAPITAL FINANCE
drive
HBOS Australia
St Andrew's AUSTRALIA
FIRST ALTERNATIVE
RFS
HBOS plc
CLERICAL MEDICAL
Hill Hire plc
CAPITAL BANK
HALIFAX
BANK OF SCOTLAND
LEX Vehicle Leasing
St Andrew's GROUP
TMB
Mortgages are our business
Colleys
INTELLIGENT FINANCE
BIRMINGHAM MIDSHIRES
esure.com

divisions

The HBOS diversity of earnings provides access to growth and helps to protect from downturns in the specific markets in which we operate.


International
£610m
Treasury & Asset Management
£263m
Corporate
£1,420m
£2,283m
Retail
£489m
Insurance & Investment

Underlying profit before tax. Group Items is excluded from the above chart.

contents

Profit before tax up 17% in 2005

£4.81bn


01 2.3
02 2.9
03 3.8
04 4.1
05 4.8

Underlying profit before tax up 13% in 2005

£4.84bn


01 2.5
02 3.1
03 3.9
04 4.3
05 4.8

Dividend per share up 10%

36.1p


01 28.0p
02 29.4p
03 30.9p
04 32.95p
05 36.1p

Underlying earnings per share up 11%

86.4p


01 47.7p
02 56.1p
03 68.5p
04 78.0p
05 86.4p

we must always achieve growth at the right time and in the right market conditions

to follow our distinctive strategy to ensure we sustain shareholder returns

our commitment to deliver superior growth across a broad front

Chairman's Report

Last year's Annual Report had as its theme the objective of 'making growth work harder for shareholders'. In 2005 we made choices that turned that ambition into reality. Once again we recorded strong financial results.

Our choices in 2005 were about the right rate of volume growth in a changing economic environment, the right level of investment to make today in businesses that will be engines of growth tomorrow and the right action to take as the Group generates substantial surplus capital. In this Annual Report we detail what that meant in each of our operating divisions.

In 2005 we stepped back from the short term battle for market share in consumer based lending and some corporate markets, leaving others to experience some or all of the consequences of overly ambitious volume growth; namely lower margins, higher costs and poorer returns to shareholders. For us the correct judgment was to grow these lending businesses at a pace that took proper account of a less certain economic climate. In our Insurance & Investment business, where we could be more confident of prospects, we chose to continue to take share away from our peers. Internationally we invested for future growth; we made substantial progress in each of our International businesses, principally through organic means but additionally by small acquisitions funded from our own resources.

Despite growing our dividend in line with our earnings, we have found ourselves generating surplus capital. It was right that we should return that capital to shareholders through a share buyback programme. Talk by the way of further capital surpluses emerging as a result of the Basel II capital regime is in our view premature. More sophisticated techniques for determining capital requirements in banking and insurance will ultimately enable us to make



Dennis Stevenson
Chairman

more informed choices about the risks we take on behalf of shareholders. Only in the longer term is that likely to be reflected in judgments about the capital we need.

Prudence also lies behind the decision to accelerate the elimination of our occupational pension schemes' deficit. Our pension scheme deficits are a liability of our shareholders and we believe their interests are best served by significantly reducing the risks associated with meeting this particular liability.

The demands of the regulatory agenda are as strong as ever. HBOS, and the UK financial services sector generally, are subject to a range of pending and potential reviews, at least some of which could have far-reaching consequences for the prevailing UK financial services business model, or the approach to product pricing and design. As ever, we do not rail against regulation and will embrace change as required, so long as it benefits the customer.

Following its introduction in March 2005, the abolition of the Operating and Financial Review ('OFR') in November 2005 leaves us with some uncertainty. A European Directive on business reviews will ensure that around 80% of the OFR requirements are preserved. In common with other leading UK companies, HBOS remains committed to matching the best practice that eventually emerges.

Your Board was pleased to see markets recognise in 2005 the value of strategic choices that put shareholders' interests ahead of the 'excitement' of acquisition-led growth or market share machismo. For the year as a whole the HBOS share price increased by 17.1% to finish the year at £9.93, comfortably outperforming the FTSE banks sector and in a difficult year for bank shares just beating the FTSE 100 index itself.

Now in 2006, HBOS is in the midst of management change as one successful team hands over to the next generation. Following Mark Tucker's decision to rejoin the Prudential as Chief Executive, Phil Hodkinson, who joined HBOS on 24 September 2001 as Chief Executive, Insurance & Investment was appointed Group Finance Director in March 2005.

George Mitchell retired on 31 December 2005 after almost 40 years with the Group. George joined Bank of Scotland in 1966 and was appointed to the Board in 2000. He became Chief Executive, Corporate, at merger in September 2001 and Governor of Bank of Scotland in 2003. Both as a powerful advocate for HBOS and as a superb business builder, George will be remembered with affection for his many achievements. Peter Cummings, with 32 years' service in Bank of Scotland and then HBOS, succeeds George as Chief Executive, Corporate. He has been at the heart of Corporate's many successes and we welcome him to the Board.

Later in January we welcomed Karen Jones as a Director. Karen brings to the Board an outstanding track record and tremendous experience from the Retail sector.

With George's departure, Colin Matthew became Treasurer of Bank of Scotland on 1 January 2006 and I was accorded the honour of being asked by the Board to become Governor of the Bank of Scotland.

In January we announced that our Chief Executive, James Crosby, is to leave HBOS at the end of July. James has led first the Halifax and then HBOS through a period of unprecedented change with great success bringing to bear a rare mixture of commercial nous and humanity. His time as Chief Executive has seen substantial growth at the expense of our competitors and consistent share price outperformance. More than anything else he will be remembered for the pivotal role he played in the creation of HBOS. He goes with our thanks and good wishes for the next stage of his career.

Good succession planning is critical to sustaining success in business. We are therefore delighted to have such an outstanding successor as Chief Executive as Andy Hornby. Andy joined Halifax on 1 November 1999 as Chief Executive, Halifax Retail and was appointed to the Board later that year. Following the merger of Bank of Scotland and Halifax in September 2001, he became Chief Executive of the Retail Division of HBOS plc. Andy has six years' Board experience at Halifax and HBOS and a tremendous track record as Chief Executive, Retail in HBOS. He is the obvious successor to lead the team in the challenges that lie ahead. The Board wishes him well.

In the sections that follow you will read a very realistic appreciation of where the opportunities for value creation will lie in 2006. You will see that in some areas we remain wary and in others ready to grasp opportunities with both hands. Your Board has the greatest confidence that the management team have the ability to see each for what they are and therefore look forward to another year when selective growth delivers robust financial performance for HBOS.

As ever, we all know that we cannot achieve what we do without the huge enthusiasm and commitment of all our colleagues around the Group, and increasingly around the world. Our thanks and hopes for continuing success in the future go to them.

Dennis Stevenson
Chairman

Our choices in 2005 were about the right rate of volume growth in a changing economic environment

We cannot achieve what we do without the huge enthusiasm and commitment of all our colleagues around the Group, and increasingly around the World

Chief Executive's Report



James Crosby
Chief Executive

In 2005, measured volume growth, stable margins, tight cost control and capital discipline enabled HBOS to deliver another strong set of results.

Profit before tax rose by 17% to £4,808m and underlying profit before tax increased by 13% to £4,842m. Underlying earnings per share rose 11% to 86.4p while basic earnings per share rose 10% to 82.2p.

Our dividend policy is to target underlying dividend cover of around 2.5 times. In line with this policy, the Board is proposing a final dividend of 24.35p taking the full year dividend to 36.1p, 10% higher than in 2004. Underlying dividend cover has therefore risen to 2.4 times against 2.3 times last year.

Through a clear focus on return led growth we seek to preserve the significant gains in return on equity secured through the creation of HBOS. Last year, the Group RoE was 19.6%, unchanged as compared with a year earlier and once again in the middle of the 19-20% benchmark return range we judge as sustainable for HBOS.

We continued to deliver good volume growth. An emphasis on asset quality and returns rather than just volume saw us make a deliberate choice in favour of measured growth in UK lending markets with much more rapid growth elsewhere, notably in Ireland and Australia. Overall, customer lending and deposits grew at 9% and 7% respectively. Our UK investment product and general insurance businesses both gained market share. Improving investor sentiment helped our investment businesses to achieve an 18% increase in sales, whilst in a comparatively benign trading environment general insurance sales rose 14%.

Margin trends across the Group were encouraging. In Banking, the Group net interest margin was virtually unchanged at 180bps (2004 179bps). In our UK investment businesses new business profitability was stable at 26% of annual premium equivalent (2004 25%). The underwriting performance of both our household and repayment insurance lines remained very strong, matching or bettering that achieved in 2004. In contrast, motor insurance underwriting results reflected intensifying price competition.

Further improvements in operating efficiencies across the Group enabled us to achieve a seven point gap between income and cost growth, bringing the Group's cost:income ratio down to 42.2% from 44.7% a year earlier.

Underlying operating income grew by 13%. The general stability of margins saw net interest income rise 9% whilst particularly strong growth in Corporate and Retail enabled us to record a 20% increase in underlying non-interest income.

Underlying operating expenses rose by 6%. As we indicated this time last year, this growth reflects substantial investment in infrastructure and capability in our International and Treasury & Asset Management businesses. Excluding those divisions, underlying operating expenses across our Retail, Corporate and Insurance & Investment divisions increased by just 2.5%, in line with the tight target we set.

Credit performance was mixed but much as expected. In Retail we saw continued seasoning of our heavily collateralised secured book coupled with a modest deterioration in the unsecured book, in line with general trends in the UK economy. In contrast, Corporate's and International's results reflect improving credit environments. Overall, as a percentage of closing customer advances, impaired loans increased to 2.37% (2004 2.03%). Closing impairment provisions, as a percentage of closing customer advances, increased modestly to 0.85% (2004 0.81%). The Group impairment losses were £1,599m (2004 £1,255m) representing 0.49% of average customer advances (2004 0.42%).

Capital generation in HBOS strengthened further. During the year £994m of shares were bought back for cancellation at an average share price of £8.55. In December we announced plans to reduce the risks associated with funding our pension liabilities. These included accelerated funding to reduce and then eliminate the deficit entirely. As at the end of last year we had set aside £1bn for this purpose, of which it is intended £800m will be paid before the end of 2006, subject to final agreement with the scheme trustees. Even so the Tier 1 ratio rose to 8.1% (2004 7.9%) and our total capital ratio increased to 12.4% (2004 12.3%).

In all probability, last year saw the peak in volumes of endowment complaints. However, they continued to run at high levels throughout the year and we have set aside a further £130m, bringing the total set aside in 2005 to £260m, to represent our best estimate of the cost of compensation.

The economic background to trading in the UK remains encouraging. Consumer spending and inflation pressures remain subdued. So despite recent indications to the contrary, we continue to expect interest rates to fall further. Growth in the economy should quicken later in the year ensuring that employment prospects will remain robust.

This year will see increased activity in the housing market. However, we still expect price movements to be modest, even as and when interest rates do fall.

In UK retail banking we will continue to opt for measured asset growth whilst investing in the key drivers of future growth, greater cost efficiency and improved customer service.

We continue to be wary of apparently buoyant trading conditions in UK corporate banking. Such an environment calls for caution and a clear focus on returns rather than volume.

Much improved sentiment in equity markets and a benign trading environment in general insurance mean that we expect both areas to be important sources of near term growth for HBOS.

Economic prospects in our major international markets are particularly encouraging. In both Ireland and Australia, this year will see significant progress in establishing diversified financial services businesses that successfully challenge the current incumbents in those markets.

We are confident that 2006 will be another strong year for value creation in HBOS.

James Crosby
Chief Executive

Measured volume growth, stable margins, tight cost control and capital discipline

We seek to preserve the significant gains in return on equity


thanks for visiting
Bank of Scotland & Halifax



Andy Hornby
Chief Executive Designate

In the UK, we retained a deliberate degree of caution in our core retail and corporate lending markets. Elsewhere, in general insurance and investment products, sales demonstrated strong growth particularly in bancassurance and wealth management, reinforcing our position as the UK's No.1 investment business for total new sales. In our International businesses we made significant progress, particularly in Ireland and Australia, as we establish platforms that will challenge the retail banking incumbents.

Retail

Measured growth in both secured and unsecured lending markets, with a focus on revenue growth linked to tight cost control saw Retail once again preserve strongly positive 'jaws' between revenue (up 10%) and costs (flat). Underlying profit before tax increased by 8% to £2,283m.

Retail again produced strong income growth with net operating income up 10%. The Retail net interest margin was stable at 184bps (2004 185bps) with net interest income growing by 8% largely reflecting the growth in average advances. Non-interest income was strong, rising 16% and again benefiting primarily from past volume growth.

Average advances grew 9% as returns were preserved at this stage in the cycle. In mortgages we therefore chose not to chase the growth in the market in the final quarter. We are comfortable that at 21% (2004 23%) our share of the gross mortgage market strikes the right balance between growth and returns at this point. Levels of principal repaid, driven primarily by previous years' higher loan growth, reduced the net lending outcome to a full year 14% share of the net mortgage market (2004 17%). We expect levels of principal repaid to reduce naturally in 2006 and 2007 on the back of lower levels of gross lending delivered in the past three years. This combined with a strong opening pipeline of new business will naturally result in a higher net lending market share without the need for us to change our stance on the balance between measured growth and shareholder returns.

We chose to hold our market share in a subdued personal loans market, growing balances by 1%. In credit cards, we continue to benefit from our extensive multi-brand product range and we remain successful in targeting growth in higher quality segments of the market, acquiring 1 million new accounts and growing balances by 20% in 2005.

Impaired secured loans as a percentage of closing advances increased to 2.21% (2004 1.45%) reflecting the continued seasoning of the book due to slowing asset growth, the mix of new business incorporating a market weighting of higher return specialised lending and a lower level of re-mortgages. The provisions coverage of secured impaired loans at 10% (2004 12%) reflects our unchanged formulaic methodology for impairment provisioning.

As expected we have begun to see a levelling off in the growth of mortgage arrears in the second half with a marked slowdown initially in mainstream arrears. We continue to target strong asset cover with the loan to value ratio ('LTV') of new lending during the year stable at 60% (2004 59%).

Unsecured impairments also reflect the continuing seasoning of the book and a modest deterioration due in large part to the market tightening of credit availability. Impaired unsecured loans as a percentage of closing advances increased to 11.5% (2004 10.8%). The coverage of impaired unsecured loans by impairment provisions increased to 73% (2004 70%).

Total operating expenses were held at the 2004 level. The gap between revenue and cost growth was therefore 10% resulting in a further significant fall in the cost:income ratio to 39.8% (2004 43.6%). The Retail business has delivered on its goal of a sub 40% cost:income ratio two years ahead of plan.

We remain very optimistic about the long term growth potential of our Retail business as evidenced by our announcement that we will be opening up to 100 new branches over the next 5 years.

Corporate

Underlying profit before tax increased 21% to £1,420m, as we continued to benefit from previous periods' higher growth, measured new lending and a favourable credit experience.

At this stage in the cycle there is increasing competition, both in terms of price and lending criteria. Our strategy maintains a focus on preserving returns with active sell down of underwritten positions enhancing returns. Growth in advances has been held at 8%.

The fall in the net interest margin to 215bps (2004 226bps) points to the current highly competitive nature of the corporate market. The modest fall in the second half of the year however, has helped to sustain a 5% increase in net interest income.

The focus on fees and commissions from new and existing customers during a period of growth restraint has been rewarded with an increase in non-interest income of 44%. Realisations assisted this growth in the year and we expect this to be an ongoing feature of results as our pipeline of unrealised gains is little changed at the end of 2005 versus 2004. We therefore remain confident that the contribution from non-interest income enjoyed in the past few years remains sustainable going forward.

Overall net operating income grew by 19% and underlying operating expenses by 8% leading to a further reduction in the cost:income ratio to 28.7% (2004 30.8%).

Credit performance has again improved. Impaired loans as a percentage of closing advances fell to 1.41% (2004 1.85%). Impairment losses as a percentage of average advances likewise fell to 0.56% (2004 0.58%). The coverage of impaired loans by impairment provisions increased to 63% (2004 53%).

Our Corporate business continues to enjoy good long term growth prospects particularly in the area of integrated finance where we have developed a 'one stop shop' client relationship model, providing HBOS with a sustainable flow of high return business.

In Retail a focus on revenue growth linked to tight cost control saw Retail once again preserve strongly positive 'jaws'

In Corporate, underlying profit before tax increased 21%, benefiting from previous periods' higher growth, measured new lending and a favourable credit experience

Insurance & Investment

Both our General Insurance and Investment businesses showed strong sales growth during the year. Underlying profit before tax however decreased by 1% to £489m.

Underlying profits for the General Insurance business increased by 13% to £254m, with solid growth in premium income, supported by high retention rates amongst existing customers and favourable claims experience, particularly on household business.

General Insurance sales overall were up 14% with repayment insurance sales up 18% driven by strong sales in third party business. Sales of Household insurance grew 5% with 87% of new policies now unrelated to Group mortgage sales. Motor insurance sales rose 16%, helped by investment in the esure, First Alternative and Sheilas' Wheels brands, although increased competition held back premium rate increases.

In December 2005, the OFT announced a study into Payment Protection Insurance ('PPI'). We continue to believe that PPI meets a real need for customers and as a responsible lender, our products meet the requirements of customers and regulators.

Underlying profit before tax in our Investment business fell by 13% to £235m. The fall in profits reflects the £100m of one-off benefits of efficiency improvements and favourable operating experience reported in 2004.

Investment sales rose 18% reinforcing our position as the No. 1 investment provider in the UK. Sales through the bancassurance channel increased 22% on the back of further productivity improvements from our advisory team which now totals over 1,000 advisors. Wealth Management sales increased 25% as confidence returned throughout 2005 in the wealth management market and St James's Place is well placed to benefit from the advice opportunity created by Pensions 'A' Day legislation.

New business profitability was stable at 26% of annual premium equivalent (2004 25%).

The strength of our multi-brand, multi-channel distribution, positions us well to continue gaining market share in investment products. Our low cost operating platforms are designed to convert our market share growth into sustainable strong shareholder returns.

International

Underlying profit before tax in International increased by 50% to £610m. The results benefited from the full year consolidation of Drive Financial Services ('Drive') and the inclusion of Heidelberger Leben from July 2005.

In Australia, we focused on the expansion of our East Coast presence. Underlying profit before tax increased 17% to £224m. Advances and deposits grew 35% and 50% respectively. The net interest margin was virtually unchanged at 239bps (2004 241bps). Credit quality remained good with impairment losses as a percentage of average advances at 0.19% (2004 0.14%). As a percentage of closing advances impaired loans reduced to 0.66% (2004 0.76%).

In Ireland, we announced our plans to develop our retail business alongside the purchase in 2005 of a branch network from the Irish Electricity Supply Board. We plan to open 46 branches at a rate of one new branch every 10 days. During a period of significant investment, underlying profit before tax nevertheless increased by 7% to £104m. Advances and deposits grew 36% and 13% respectively. Net interest margins fell to 177bps (2004 201bps) driven primarily by the retail expansion. Impairment losses as a percentage of average advances were 0.20% (2004 0.15%) and as a percentage of closing advances, impaired loans fell to 1.98% (2004 2.07%).

In the Europe & North America division, underlying profit before tax increased 135% to £282m, including the positive impact of the consolidation of Drive from November 2004 and the inclusion of Heidelberger Leben from July 2005. On a 'like for like' basis, adjusting for these businesses, underlying profit before tax increased 83% on the back of strong income growth and improved credit performance.

Credit quality improved substantially in 2005. Impairment losses as a percentage of average advances improved to 1.26% (2004 1.81%) and impaired loans as a percentage of closing advances improved to 1.61% (2004 2.52%).

Investment sales in 2005 returned back to a more normal level experienced before the tax driven surge in new business in Germany in the final quarter of 2004 and fell by 42%.

For 2006, each of our International businesses is now operating from a strong platform which positions us well for controlled growth.

Treasury & Asset Management

In Treasury & Asset Management underlying profit before tax decreased 4% to £263m largely as a result of the £31m impact from IFRS derivative hedge accounting, £30m of which relates to timing differences of income recognition. Excluding this factor, the underlying profit before tax increased by 7%.

Planned investment in our new Treasury branch in Sydney and our Asset Management operational infrastructure saw a 17% increase in operating expenses. These investments resulted in the cost:income ratio moving to 48.5% (2004 43.5%).

Treasury's active support of the Group's capital and funding plans included four

Chief Executive Designate's Report continued



capital issuances for HBOS plc and one for Clerical Medical Finance plc. These included the first Sterling Tier 1 £750m preference share issue to be marketed to both institutional investors and retail intermediaries, further diversifying the Group's investor base.

Treasury assets remain exceptionally high quality with 99% rated A or above, and again no requirement for any impairment provisions.

Insight's funds under management increased to £88.7bn (2004 £77.7bn) helped by a strong investment performance in our fixed income and property asset classes. We further developed our leading position in the liability driven investment ('LDI') market consistently being shortlisted for LDI mandates.

Strategy

Our core focus remains on growth from the UK. There is considerable scope for UK organic growth to continue to create value for our shareholders.

In our core retail, general insurance and investment markets, we have exacting benchmark market share targets. Our long term goal is to achieve 15-20% market shares in all our key retail financial service products. In Insurance & Investment we will continue to build on our distribution strengths to target gains in market share. We have strong capabilities and presence in our corporate markets where we continue to follow a return led strategy, choosing an appropriate level of growth relative to the cycle.

In 2005, we laid the groundwork for the retail strategy in Ireland. In Australia our expansion into the East Coast continues. In our Europe & North America division we now have a strong multi-brand, multi-product business, which is already showing encouraging growth. We are now well positioned to grow our international businesses and deliver the value creation demanded of investments to date.

We will continue to prioritise asset growth in areas delivering strong and sustainable shareholder returns.

Our simple philosophy about capital discipline will continue. We will only ask shareholders for capital if we need it and we will return surplus capital when we do not need it. In 2005, we bought back for cancellation £994m of our shares. For 2006 we again expect to generate surplus capital and in December we announced that we intend to buy back initially up to £750m of our shares in 2006.

We have a good track record of tight cost control but have no doubt that more can be achieved. We therefore expect the cost:income ratio to continue to improve from today's 42.2% level despite the £130m investment we plan to make in our International and Treasury & Asset Management divisions in 2006. Our three core UK divisions (Retail, Corporate and Insurance & Investment) will target combined cost growth of no more than 3.5% in 2006.

Going forward, we will build on the core HBOS strengths of multi-brand and multi-channel distribution, diversified earnings streams, low cost operating platforms and our strong capital base.

Our continuing strategy of selective growth in the UK, targeted international expansion, disciplined capital management and rigorous cost control is the strong underpin to our expectation of further value creation for our shareholders.

Andy Hornby
Chief Executive Designate

Investment sales rose 18% reinforcing our position as the No.1 investment provider

In International underlying profit before tax rose by 50%, benefiting from Drive Financial Services and Heidelberger Leben



Phil Hodkinson
Group Finance Director
Financial Review

The pages that follow detail the Group's Financial Performance for 2005.

Basis of Preparation

The Group and Divisional financial information included in the following Financial Review and the Divisional Reviews has been prepared on the basis explained on page 96 with the exception of the 2004 comparatives. These comparatives have been prepared on a 'pro forma' basis, which includes the impact of IAS 32, IAS 39 and IFRS 4, which only became effective from 1 January 2005. The 2004 IFRS 'pro forma' income statement does not reflect the impact of derivative hedge accounting due to the necessary documentation not being in place given the late finalisation of the IFRS standard.

References to underlying in the Financial and Divisional Reviews incorporate a number of adjustments which are set out on page 17.

Group underlying profit before tax increased by £563m to £4,842m (2004 £4,279m) as shown in the table to the right.

Divisional financial performance is summarised in the table below:

	£m	Pro forma £m
Profit before tax	**4,808**	4,112
Adjusted for:		
Retail rationalisation costs	**84**	
Merger integration costs		48
Mortgage endowment compensation	**260**	130
Goodwill impairment		6
Gross up for policyholder tax	**(200)**	
Short term fluctuations	**(110)**	(17)
Underlying profit before tax	**4,842**	4,279

Group underlying profit before tax for the year at £4,842m was 13% higher than in 2004. Asset led growth in net interest income with underlying non-interest income 20% higher than 2004 and tight cost control were the key drivers for profit growth.

Basic earnings per share increased by 10% to 82.2p (2004 74.9p). Underlying earnings per share rose 11% to 86.4p (2004 78.0p) and the proposed final dividend is 24.35p, an increase of 10% over the previous year. The basic dividend cover is 2.3 times (2004 2.3 times) and 2.4 times on an underlying basis (2004 2.3 times). If approved at the Annual General Meeting, the final dividend will be paid on 15 May 2006 to ordinary shareholders on the register at the close of business on 17 March 2006.

The underlying profit before tax is stated net of tax payable by the life companies in respect of policyholder returns ('policyholder tax'). In the year ended 31 December 2005 the adjustment for policyholder tax was £200m (2004 £nil). Adjustments in respect of policyholder tax may be volatile due to investment movements experienced as a result of changes in equity and gilt values. This was the main reason for the movement in policyholder tax between 2004 and 2005 although it was additionally impacted by other factors including levels of deductible expenditure and prior year tax adjustments.

Divisional Financial Performance

Year ended 31 December 2005	Retail £m	Corporate £m	Insurance & Investment £m	International £m	Treasury & Asset Mgmt £m	Group Items £m	Year ended 31.12.05 £m	Year ended 31.12.04 Pro forma £m
Net interest income	4,028	1,695	(95)	1,018	183		6,829	6,278
Non-interest income(1)	1,315	1,386	12,948	503	326		16,478	10,268
Net operating income	5,343	3,081	12,853	1,521	509		23,307	16,546
Operating expenses(2)	(2,124)	(1,253)	(12,330)	(723)	(247)	(223)	(16,900)	(11,120)
Impairment on investment securities		(45)		(6)			(51)	(22)
Operating profit before provisions	3,219	1,783	523	792	262	(223)	6,356	5,404
Impairment losses on loans and advances	(991)	(428)		(180)			(1,599)	(1,255)
Share of profits/(losses) of associates and jointly controlled entities	9	65	(34)	(2)	1		39	107
Non-operating income	46						46	23
Underlying profit before tax	**2,283**	**1,420**	**489**	**610**	**263**	**(223)**	**4,842**	**4,279**
Year ended 31 December 2004								
Underlying profit before tax	2,123	1,171	495	408	275	(193)	4,279	
Increase/(decrease) in underlying profit before tax	8%	21%	(1)%	50%	(4)%	(16)%	13%	

(1) Before short term fluctuations and grossing up embedded value profits for policyholder tax paid on Long Term Assurance business.

(2) Excluding Retail rationalisation costs, merger integration costs, mortgage endowment compensation and goodwill impairment.

Profit before tax increased 17% to £4,808m

Underlying profit before tax increased 13% to £4,842m

Post tax return on mean equity maintained at 19.6%

Retail rationalisation costs are the impact of a programme of cost management initiatives which will deliver significant recurring efficiencies in the Retail division. This has been achieved via a strategic restructuring of certain parts of the Division, the major components of which comprise the restructuring of back office operations, rationalisation of central support functions and legacy IT systems, and the restructuring of Birmingham Midshires. No further costs will be incurred for this programme. This programme has already delivered cost savings of approximately £60m in 2005. We expect the benefits in the next two years to enable Retail to absorb future cost increases attributable to growth in balances and transaction volumes and deliver low single digit cost growth.

By virtue of their nature and amount, the *rationalisation* costs of £84m have been excluded from the Retail income statement and the underlying key performance indicators of both Retail and the Group for 2005. The cost comprises colleague exit/displacement costs of £29m, IT transformation costs of £34m and other restructuring costs of £21m.

Post Tax Return on Mean Equity

Group post tax return on mean equity ('ROE') was 19.6%, unchanged from last year. ROE is calculated by dividing underlying profit attributable to ordinary shareholders by the monthly average of ordinary shareholders' funds.

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Post tax return		
Profit attributable to ordinary shareholders	**3,194**	2,898
Retail rationalisation costs	**59**	
Merger integration costs		34
Mortgage endowment compensation	**182**	91
Goodwill impairment		6
Short term fluctuations	**(77)**	(12)
Underlying profit attributable to ordinary shareholders	**3,358**	3,017
Mean Equity	**17,139**	15,417
	%	%
Group post tax return on mean equity	**19.6**	19.6

Net Interest Income

Net interest income increased by 9% to £6,829m, reflecting 8% growth in average interest earning assets and a slight increase in Group net interest margin compared to last year.

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Interest receivable	**24,134**	22,214
Interest payable	**(17,305)**	(15,936)
Net interest income	**6,829**	6,278
Average balances		
Interest earning assets:		
- Loans and advances	**335,584**	315,050
- Securities and other liquid assets	**42,910**	35,753
	378,494	350,803
Group net interest margin	**1.80%**	1.79%
Divisional net interest margins:		
Retail	**1.84%**	1.85%
Corporate	**2.15%**	2.26%
International	**2.65%**	2.41%
Treasury & Asset Management	**0.08%**	0.09%

Non-interest Income

Underlying non-interest income increased by 20% to £4,169m (2004 £3,487m). Net fees and commissions have increased by 18% with strong growth in Retail, Corporate and Insurance & Investment. Fee and commission income in Retail increased reflecting good growth in the mortgage, banking and credit card businesses. Underlying non-interest income in Corporate grew by 52% reflecting growth in fees, dividends and equity gains. The increase of 35% in earned premiums on insurance contracts reflects the high level of new business sales during the year. Non-interest income in our long term assurance businesses contains a number of income and expense items which relate solely to policyholder payments and benefits. When these items are netted off against each other, underlying non-interest income in Insurance & Investment is 11% ahead of last year.

	£m	Pro forma £m
Fees and commission income	**2,212**	1,789
Fees and commission expense	**(1,178)**	(916)
Net earned premiums on insurance contracts	**4,654**	3,448
Net trading income	**218**	208
Change in value of in-force Long Term Assurance Business	**394**	112
Other operating income:		
Profit on sale of investment securities	**172**	108
Operating lease rental income	**714**	618
Net investment income related to insurance and investment business	**9,032**	4,635
Other income	**260**	266
Non-interest income	**16,478**	10,268
Impairment on investment securities	**(51)**	(22)
Operating lease depreciation	**(561)**	(428)
Change in investment contract liabilities	**(5,089)**	(1,753)
Net claims incurred on insurance contracts	**(2,019)**	(2,388)
Net change in insurance contract liabilities	**(4,220)**	(2,190)
Change in unallocated surplus	**(369)**	
Underlying non-interest income	**4,169**	3,487

Underlying non-interest income analysed by division:

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Retail	**1,315**	1,134
Corporate	**805**	528
Insurance & Investment	**1,420**	1,275
International	**303**	231
Treasury & Asset Management	**326**	319
	4,169	3,487

Operating Expenses

Underlying operating expenses increased by 6% to £4,642m (2004 £4,361m).

The increase of £281m over last year includes the planned investment in people and infrastructure in International and Treasury & Asset Management, a full year charge for

Underlying earnings per share rose 11% to 86.4p

Dividend per share increased 10% to 36.1p

Drive, which did not become a subsidiary until November 2004 and the impact of Heidelberger Leben which was consolidated from July 2005. The costs of employee share plans, including the associated national insurance and tax costs, rose by £40m during 2005 as the cumulative value of plans being charged to the income statement increased following the transition to IFRS.

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Staff	**2,432**	2,289
Accommodation, repairs and maintenance	**399**	380
Technology	**220**	263
Marketing and communication	**343**	351
Depreciation:		
Tangible and intangible fixed assets	**375**	385
Other	**873**	693
Underlying operating expenses	**4,642**	4,361
Operating lease depreciation	**561**	428
Change in investment contract liabilities	**5,089**	1,753
Net claims incurred on insurance contracts	**2,019**	2,388
Net change in insurance contract liabilities	**4,220**	2,190
Change in unallocated surplus	**369**	
Total	**16,900**	11,120

Underlying operating expenses analysed by division:

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Retail	**2,124**	2,118
Corporate	**717**	661
Insurance & Investment	**802**	800
Group Items	**223**	193
	3,866	3,772
International	**529**	377
Treasury & Asset Management	**247**	212
	4,642	4,361

Cost:income Ratio
With underlying operating income up 13% and the growth in underlying operating expenses at 6%, the Group cost:income ratio improved to 42.2% (2004 44.7%).

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Operating expenses	**17,244**	11,304
Retail rationalisation costs	**(84)**	
Merger integration costs		(48)
Mortgage endowment compensation	**(260)**	(130)
Goodwill impairment		(6)
	16,900	11,120
Operating lease depreciation	**(561)**	(428)
Change in investment contract liabilities	**(5,089)**	(1,753)
Net claims paid on insurance contracts	**(2,019)**	(2,388)
Net change in insurance contract liabilities	**(4,220)**	(2,190)
Change in unallocated surplus	**(369)**	
Underlying operating expenses	**4,642**	4,361
Net operating income	**23,617**	16,563
Gross up for policyholder tax	**(200)**	
Short term fluctuations	**(110)**	(17)
	23,307	16,546
Impairment on investment securities	**(51)**	(22)
Operating lease depreciation	**(561)**	(428)
Change in investment contract liabilities	**(5,089)**	(1,753)
Net claims incurred on insurance contracts	**(2,019)**	(2,388)
Net change in insurance contract liabilities	**(4,220)**	(2,190)
Change in unallocated surplus	**(369)**	
Underlying operating income	**10,998**	9,765
Group cost:income ratio	**42.2%**	44.7%

Group cost:income ratio improved to 42.2%



Divisional cost:income ratios are summarised below:

	Year ended 31.12.2005 %	Year ended 31.12.2004 Pro forma %
Retail	**39.8**	43.6
Corporate	**28.7**	30.8
International	**40.0**	39.3
Treasury & Asset Management	**48.5**	43.5

Group Items

Group Items principally comprise the expenses of managing the Group, including technology so far as it is not devolved to the divisions, accommodation and other shared services such as cheque clearing, mailing etc. The costs of technology, accommodation and other shared services (other than those borne directly by Group functions) are subsequently recharged to divisions according to their usage and are shown under the operating expense analysis for each division. The net cost of Group Items increased by £30m reflecting Group Items' share of the increase in the cost of employee share plans following the transition to IFRS and an increase in expenditure across a number of regulatory and strategic projects.

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Staff	**255**	225
Accommodation, repairs and maintenance	**330**	315
Technology	**85**	102
Marketing and communication	**57**	52
Depreciation:		
Tangible and intangible fixed assets	**208**	200
Other	**221**	174
Sub total	**1,156**	1,068
Less Recharges:		
Technology	**(360)**	(355)
Accommodation	**(353)**	(327)
Other shared services	**(220)**	(193)
Total	**223**	193

Embedded Value Information

The sources of profit from Long Term Assurance business accounted for on an embedded value basis under IFRS 4 are set out below. This table includes that part of our repayment insurance business accounted for on an embedded value basis but excludes investment contracts accounted for under IAS 39.

	Year ended 31.12.2005				Year ended 31.12.2004 Pro forma			
	UK Investment £m	**Europe £m**	**UK General Insurance* £m**	**Total £m**	UK Investment £m	Europe £m	UK General Insurance* £m	Total £m
Expected contribution from existing business	**133**	**30**	**24**	**187**	124	12	34	170
Actual vs expected experience on existing business	**19**			**19**	60	8		68
Contribution from new business	**176**	**32**	**15**	**223**	128	52	58	238
Investment earnings on net assets using long term assumptions	**94**	**3**	**7**	**104**	92		4	96
Contribution from insurance contracts**	**422**	**65**	**46**	**533**	404	72	96	572

* This represents the components of the repayment insurance business which are technically classified as life insurance contracts.
** Excluding short term fluctuations.

The embedded value of Long Term Assurance business accounted for under IFRS 4 as at 31 December 2005, which excludes investment contract business accounted for under IAS 39, is set out below:

	Year ended 31.12.2005				Year ended 31.12.2004 Pro forma			
	UK Investment £m	**Europe £m**	**UK General Insurance £m**	**Total £m**	UK Investment* £m	Europe £m	UK General Insurance £m	Total £m
Shareholder funds	**1,938**	**138**	**78**	**2,154**	1,786		81	1,867
Value of in-force business (net of tax)	**1,373**	**361**	**139**	**1,873**	1,184	155	94	1,433
Total embedded value	**3,311**	**499**	**217**	**4,027**	2,970	155	175	3,300
Shareholder funds as a % of total EV	59%	28%	36%	53%	60%		46%	57%

* 2004 value of in-force (which is net of tax) has been restated to reflect the transfer of certain balances from purchased value of in-force intangible assets into value of in-force long term assurance business in the balance sheet.

Retail cost:income ratio improved to 39.8%

Loans and advances to customers increased 9% to £343.8bn

The economic assumptions used in the calculation of the embedded values are unchanged from those used at the end of 2004. These are as follows:

	2005 %	2004 %
Risk discount rate*	**8.0**	8.0
Return on fixed interest securities	**5.0 - 5.5**	5.0 - 5.5
Return on equities	**7.5**	7.5
Expense inflation rate	**3.0**	3.0

* Included in the risk discount rate is an investment risk component which is chosen so as to avoid capitalising any investment risk premiums over the long term view of the risk free rate of return.

Sensitivities of Embedded Value related to Long Term Assurance

The table below indicates the stand alone impact of changes to certain key variables on insurance contracts:

	Change in variable	Impact on profit after tax £m
Interest rates increase into perpetuity	**+100bps**	**(79)**
Equity/property market values fall and thereafter increase based on the long term view of the risk free rate	**-10%**	**(60)**
Maintenance expenses fall and thereafter increase by the estimated expense inflation rate	**-10%**	**43**
Mortality/morbidity decreases (policyholders live longer) across all policy types and age groups	**-5%**	**(3)**
Lapse and surrender rates decrease across all policy types and cohorts into perpetuity (excluding paid-up policies)	**-10%**	**79**

Although the table above demonstrates the impact of individual variable changes, in practice, due to correlation between certain variables, a change in one variable would normally be expected to have an impact on other assumptions. It should also be noted that in some instances these sensitivities are non-linear.

Life Insurance Regulatory Capital

In each of our life insurance entities, surplus capital in excess of the various regulatory requirements, including the individual capital assessment, is maintained in order to absorb changes in both the underlying businesses and the capital requirements over the short term. At 31 December 2005 the available capital was estimated to be 207% (2004 224%) of the required regulatory capital in respect of the regulated life insurance entities within the Group. For Clerical Medical this was estimated to be 223% at 31 December 2005 (2004 246%). The primary reason for the lower ratio was the significant increase in with-profit policyholder liabilities due to strong stock market performance.

New Business Profitability

Overall new business profitability on a consistent embedded value basis remained strong at 28% APE (2004 27% APE), ahead of our medium term target of 25% APE. In the UK, new business profitability remained stable across all channels, whereas the increase in Europe to 56% APE (2004 43% APE) was due to changes in business mix and and the inclusion of Heidelberger Leben from July 2005.

	ended 31.12.2005 %APE	ended 31.12.2004 %APE
Bancassurance	**29**	28
Intermediary - UK	**12**	11
Wealth Management	**41**	42
Total - UK	**26**	25
Europe	**56**	43
Total	**28**	27

The above table has been restated to eliminate the effect of policyholder tax so as to be consistent with our reporting of underlying results.

New business profitability is different to the contribution from new business to embedded value profits reported on page 14 because it includes investment contracts not accounted for on an embedded value basis and is calculated after allocating expenses on a directly attributable new business basis. Under IFRS, approximately 30% of investment business sales are now accounted for on an embedded value basis, whereas under UK GAAP the proportion was approximately 75%.

The economic assumptions used in the calculation of new business profitability are consistent with those used in the calculation of our embedded value and are unchanged from 2004.

Balance Sheet Analysis

Loans and advances to customers increased by 9% to £343.8bn (2004 £314.3bn). Within Retail, advances increased by 6%, in Corporate by 8% and in International by 32%.

Customer deposits grew by £12.3bn to £200.9bn and wholesale funding increased by 16% to £190.0bn (2004 £164.4bn).

Balance Sheet Analysis

	Retail £bn	Corporate £bn	International £bn	Treasury & Asset Mgmt £bn	Total 31.12.2005 £bn	Total 31.12.2004 Pro forma £bn
Loans and advances to customers	219.0	79.2	42.9	2.7	**343.8**	314.3
Impairment provisions	1.9	0.7	0.3		**2.9**	2.5
Loans and advances to customers (before provisions)	220.9	79.9	43.2	2.7	**346.7**	316.8
Risk weighted assets	109.2	92.5	38.7	13.7	**255.1***	234.9*
Customer deposits	132.2	41.7	13.9	13.1	**200.9**	188.6

* Includes risk weighted assets of £1.0bn (31 December 2004 £1.1bn) attributable to Insurance & Investment.

Classification of Advances

The mix of the Group's gross lending portfolio at the year end is summarised in the following table:

	As at 31.12.2005 %	As at 31.12.2004 Pro forma %
Manufacturing industry	**2**	2
Construction and property	**11**	10
Hotels, restaurants and *wholesale and retail trade*	**4**	4
Transport, storage and communication	**1**	2
Financial	**3**	3
Other services	**6**	6
Individuals:		
Residential mortgages	**62**	61
Other personal lending	**7**	8
Overseas residents	**4**	4
Total	**100**	100

Impairment Provisions and Impaired Loans

The total charge for loan impairment losses against Group profits was £1,599m (2004 £1,255m) representing 0.49% of average advances (2004 0.42%).

	Total £m
At 1 January 2005	2,536
Amounts written off during the year	(1,191)
Charge for the year	1,599
Recoveries of amounts previously written off	66
Exchange movements	10
Acquisitions and transfers	7
Discount unwind on impaired advances	(89)
Closing balance at 31 December 2005	**2,938**

Closing provisions as a percentage of closing advances are analysed in the following table:

	As at 31.12.2005 £m	As at 31.12.2005 As % of closing advances	As at 31.12.2004 Pro forma £m	As at 31.12.2004 Pro forma As % of closing advances
Retail	**1,924**	**0.88**	1,556	0.76
Corporate	**704**	**0.89**	711	0.97
International	**310**	**0.72**	269	0.83
Total impairment provisions	**2,938**	**0.85**	2,536	0.81

Impaired loans as a percentage of closing advances and impairment provisions as a percentage of impaired loans are analysed by division in the following table:

	Advances £bn	Impaired loans £m	Impaired loans as % of closing advances %	Impairment provisions £m	Impairment provisions as % of impaired loans %
As at 31 December 2005					
Retail:					
Secured	**201.2**	**4,452**	**2.21**	**424**	**10**
Unsecured	**17.8**	**2,049**	**11.51**	**1,500**	**73**
Total	**219.0**	**6,501**	**2.97**	**1,924**	**30**
Corporate	**79.2**	**1,114**	**1.41**	**704**	**63**
International	**42.9**	**549**	**1.28**	**310**	**56**
Treasury & Asset Management	**2.7**				
Total	**343.8**	**8,164**	**2.37**	**2,938**	**36**
As at 31 December 2004 (Pro forma)					
Retail:					
Secured	189.5	2,741	1.45	316	12
Unsecured	16.3	1,761	10.80	1,240	70
Total	205.8	4,502	2.19	1,556	35
Corporate	73.2	1,354	1.85	711	53
International	32.4	519	1.60	269	52
Treasury & Asset Management	2.9				
Total	314.3	6,375	2.03	2,536	40

Tier 1 capital ratio of 8.1%

Capital Structure

	As at 31.12.2005 £m	As at 31.12.2004 Pro forma £m
Risk Weighted Assets		
Banking book - on balance sheet	**236,202**	217,452
Banking book - off balance sheet	**12,353**	11,118
Trading book	**6,510**	6,303
Total Risk Weighted Assets	**255,065**	234,873
Tier 1		
Ordinary share capital	**959**	981
Preference share capital	**2,187**	400
Eligible reserves	**16,826**	16,252
Minority interests (equity)	**806**	539
Preference instruments (non-equity):		
Preferred securities	**2,821**	2,719
Preference shares		198
Less: goodwill & other intangible assets	**(2,932)**	(2,539)
Total Tier 1 capital	**20,667**	18,550
Tier 2		
Available for sale reserve	**104**	100
Undated subordinated debt	**5,941**	5,903
Dated subordinated debt	**7,884**	7,616
Collectively assessed impairment provisions	**2,359**	1,809
Total Tier 2 capital	**16,288**	15,428
Supervisory deductions:		
Unconsolidated investments – Life	**(4,067)**	(4,011)
Unconsolidated investments – Other	**(546)**	(523)
Investments in other banks and other deductions	**(616)**	(457)
Total supervisory deductions	**(5,229)**	(4,991)
Total regulatory capital	**31,726**	28,987
Tier 1 capital ratio (%)	**8.1**	7.9
Total capital ratio (%)	**12.4**	12.3

Tier 1 and Total regulatory capital ratios remain strong at 8.1% (2004 7.9%) and 12.4% (2004 12.3%) respectively. This position has been achieved despite a share buyback of £994m (including costs) in 2005 and £1bn being put aside for contributions to reduce the deficit in the Group's defined benefit pension schemes over the next five years.

Total regulatory capital increased during the year from £28,987m to £31,726m.

Risk weighted assets increased by 9% to £255.1bn. This increase was reduced by £7.2bn as a result of loan securitisations undertaken in the year, offset by the impact of redemptions of existing loan securitisations of £2.3bn.

Tier 1 capital was strengthened by a combination of preference share issuance of £750m in May 2005 and US$1,500m in September 2005, which in Sterling equivalent terms at 31 December 2005 totalled £1,589m, and by retained earnings. These increases were offset by £994m of shares bought back in the period and the £1bn funding of the deficit in the defined benefit pension schemes. The deficit is fully recognised on the balance sheet.

As announced in late 2005, we intend to eliminate the IFRS deficit of our defined benefit pension schemes within ten years. At 31 December 2005, the IFRS deficit was £1.8bn (2004 £1.8bn) and £1.3bn (2004 £1.2bn) net of tax. As the first steps in meeting this goal, we have signalled our intention to contribute an additional £1bn to the schemes over the next five years, £800m having been earmarked as the up-front payment before the end of 2006. Our Tier 1 capital ratio of 8.1% at 31 December 2005 makes full allowance for these intended payments.

Tier 2 capital was increased during the year by a dated subordinated debt issue of €750m in March 2005. In Sterling equivalent terms at 31 December 2005, this new issue totalled £515m. The growth in Tier 2 capital includes increases due to exchange rate fluctuations offset by amortisation of dated subordinated debt. In addition, the FSA has confirmed that where impairment on individual loans is calculated using a portfolio approach, the resultant collectively assessed impairment provisions can be included within Tier 2 capital.

Supervisory deductions mainly reflect investments in subsidiary undertakings that are not within the banking group for regulatory purposes. Deductions are made for the investments in Clerical Medical, St. James's Place Capital, St. Andrew's Group and Heidelberger Leben, which was acquired in July 2005. Total deductions increased from £4,991m to £5,229m mainly as a result of increases in the embedded value of life policies held, the acquisition of Heidelberger Leben for £218m and supervisory deductions relating to the securitisation of loans. These increases were offset by the repayment of a loan to Clerical Medical from HBOS plc which was put in place in early 2003.

Definition of Underlying

References to 'underlying' incorporate the following adjustments:

- Excluding Retail rationalisation costs, merger integration costs, mortgage endowment compensation, goodwill impairment, the effects of grossing up embedded value profits for policyholder tax paid on Long Term Assurance contracts and the impact of short term fluctuations in investment returns; and
- Netting of operating lease depreciation, impairment on investment securities, changes in insurance and investment contract liabilities, change in unallocated surplus net claims incurred on insurance contracts against income.

Phil Hodkinson
Group Finance Director

Risk weighted assets increased 9% to £255.1bn



Retail

With the launch of the Children's Regular Saver Account we welcomed a new group of customers to savings, and more than 30,000 accounts were opened in the first two weeks

Underlying profit before tax

2005	£2,283m
2004	£2,123m



Retail

Our Retail strategy remains focused on creating shareholder value by delivering better customer value across a broad spectrum of products and distribution channels. By offering customers easy to understand, competitively priced, straightforward products and tightly controlling costs and risks, we are able to convert growth in sales into growth in profits for shareholders.

Underlying profits in Retail increased by 8% in 2005 to £2,283m (2004 £2,123m). Despite tougher conditions we achieved growth in all major markets, the strongest areas being lending, credit cards and bank accounts. Margins were stable (down just 1bp) and costs were flat, resulting in a significant fall in the cost:income ratio to 39.8% (2004 43.6%).

In 2005, having enjoyed substantial sales growth in previous years and with the prospect of a slower housing market, we put greater emphasis on customer retention, credit risk management and cross sales to existing customers. In lending, we opted for measured growth, preferring to protect returns than to chase market share at this stage of the economic cycle.

Credit experience continued to unfold largely as expected, primarily reflecting the seasoning of business from recent periods of stronger growth. Impaired loans rose to 2.97% of advances (2004 2.19%). Secured impairment growth showed signs of slowing whilst unsecured impairment growth ticked up in response to seasoning and a modest deterioration in credit conditions largely as a result of the tightening of credit availability.

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Net interest income	**4,028**	3,719
Non-interest income	**1,315**	1,134
Mortgages & Savings	**421**	356
Banking	**431**	318
Business Banking	**24**	19
Personal Loans	**109**	107
Credit Cards	**321**	273
Other	**47**	70
Fees and commission income	**1,353**	1,143
Fees and commission expense	**(70)**	(62)
Other operating income	**32**	53
Net operating income	**5,343**	4,853
Operating expenses	**(2,124)**	(2,118)
Staff	**(1,023)**	(1,005)
Accommodation, repairs and maintenance	**(9)**	(11)
Technology	**(70)**	(75)
Marketing and communication	**(182)**	(194)
Depreciation:		
Tangible and intangible fixed assets	**(66)**	(63)
Other	**(112)**	(143)
Sub total	**(1,462)**	(1,491)
Recharges:		
Technology	**(262)**	(266)
Accommodation	**(263)**	(250)
Other shared services	**(137)**	(111)
Operating profit before provisions	**3,219**	2,735
Impairment losses on loans and advances	**(991)**	(668)
Operating profit	**2,228**	2,067
Share of profits of associates and jointly controlled entities	**9**	33
Non-operating income	**46**	23
Underlying profit before tax	**2,283**	2,123
Net interest margin	**1.84%**	1.85%
Impairment losses as a % of average advances	**0.47%**	0.34%
Cost:income ratio	**39.8%**	43.6%

Operating Income

Total net operating income grew by 10% to £5,343m (2004 £4,853m). Net interest income increased by 8% to £4,028m (2004 £3,719m) broadly in line with growth in advances and non-interest income was 16% higher at £1,315m (2004 £1,134m). Non-interest income includes commissions received from our Insurance & Investment division in respect of the distribution of repayment insurance business.

Fees and commission income grew by 18% to £1,353m (2004 £1,143m), reflecting good performance in our Mortgage, Banking and Credit Card businesses. Fees and commission expense grew by 13% to £70m (2004 £62m) and other operating income fell 40% to £32m (2004 £53m).

Margins and Spreads

The table below summarises the movements in net interest margins and spreads.

Net Interest Margins and Spreads

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Net Interest Income:		
Interest receivable	**13,421**	11,551
Interest payable	**(9,555)**	(7,977)
Capital earnings	**162**	145
	4,028	3,719
Average Balances:		
Interest earning assets		
- securitised	**32,072**	22,221
- other	**186,934**	178,720
Total interest earning assets	**219,006**	200,941
Interest bearing liabilities		
- deposits	**132,043**	126,189
- securitised	**32,072**	22,221
- other	**54,891**	52,531
Total interest bearing liabilities	**219,006**	200,941
Average Rates:	**%**	%
Gross yield on interest earning assets	**6.13**	5.75
Cost of interest bearing liabilities	**(4.36)**	(3.97)
Net Interest Spread	**1.77**	1.78
Capital earnings	**0.07**	0.07
Net Interest Margin	**1.84**	1.85

Retail continued



Margin trends were robust resulting in only a 1bp decline on the previous year. The key movements were as follows:

Movement in margin	Basis points
Net interest margin for the year ended 31 December 2004	185
Mortgages and Savings	(5)
Banking	1
Personal lending	(4)
Credit cards	3
Wholesale funding	4
Capital earnings	
Net interest margin for the year ended 31 December 2005	**184**

In aggregate, product spreads were resilient throughout the year. Competitive pressures saw the Mortgages and Savings (combined) and Personal Lending spreads narrow by 5bps and 4bps respectively. These downward pressures were in part, however, offset by a 3bps increase in the Credit Cards spread, reflecting balance growth and increased interest receipts delivered from our 'One card' product, and a 1bp increase in the Banking spread. Our requirement for wholesale funding was predominantly satisfied by means of securitisation and the 4bps improvement in the year is driven by favourable wholesale funding rates relative to those of retail deposits.

Operating Expenses
Our commitment to robust cost management is reflected in a year on year operating expense growth of only 0.3%. The combination of good income growth and tight cost control enabled us to achieve a further reduction in the cost:income ratio to 39.8% (2004 43.6%).

The successful delivery of the merger integration programme has created a robust and sustainable approach to cost management which enables us to continue improving productivity as we grow. In the back office we have developed scale IT processing systems capable of supporting our multiple brands at low cost. At the front end we have developed fully automated sales systems to drive sustained improvements in productivity. This enables us to achieve significant reductions in operating costs whilst at the same time delivering strong business volumes.

In addition, with the benefit of the lessons learned from the merger integration process, in 2005 we implemented the next wave of cost saving initiatives that will enable us to drive further efficiency gains over the next two years. These initiatives have already delivered cost savings of approximately £60m in 2005 and we are therefore confident this will enable us to absorb future cost increases attributable to growth in balances and transaction volumes, and deliver low single digit annual cost growth. The one-off rationalisation costs required to support these cost saving initiatives (£84m in total) have been excluded from underlying profit before tax.

Impairment Provisions and Credit Quality
Overall the credit quality of the Retail balance sheet remains strong despite the current affordability stretch evident in the market. Whilst impaired loans increased to 2.97% (2004 2.19%) of advances, we continue to benefit from exceptionally strong asset cover, with 92.8% (2004 92.9%) of customer loans being secured on residential property.

Impairment losses as a percentage of average advances were 0.47% (2004 0.34%). Impairment losses increased to £991m (2004 £668m), comprising £852m (2004 £657m) for unsecured lending and £139m (2004 £11m) for secured lending. Closing provisions as a percentage of total closing advances increased to 0.88% (2004 0.76%). Total provisions coverage of impaired loans fell to 30% (2004 35%), although it increased marginally from the half year position of 29%.

Moneyback success continues
We are the only bank in Europe to reward customers with 1% money back on debit card purchases. Currently, 73% of moneyback customers qualify for money back, and will receive a total of almost £2m money back this year.

Moneyback banking

Secured Impairments
Secured impaired loans represent 2.21% (2004 1.45%) of closing advances. As previously reported, this increase has been driven by the natural seasoning of our mortgage book as a result of our decision to slow lending growth and our current preference to source approximately 30% of new business from the higher return specialist lending market.

Growth in secured impaired loans slowed to 21% in the second half year of 2005 compared to 34% in the first half, the slowdown being more marked in mainstream lending as expected. The significant investment made in our collections and recovery capability during 2005 has also contributed to a reduction in the likelihood of repossession once in arrears.

The number of mainstream mortgage cases in arrears increased to 1.30% (2004 1.06%) whilst the number of specialist mortgages in arrears increased to 2.32% (2004 1.57%), well within the allowance made within our pricing basis of 2-3 times the experience of mainstream mortgages. In total, the value of cases in arrears increased to £4,203m (2004 £2,635m) representing 2.1% (2004 1.4%) of the value of the total portfolio.

The secured lending charge at just 0.07% (2004 0.01%) of average advances and the closing secured provisions as a percentage of closing advances of 0.21% (2004 0.17%) underline the overall quality of the mortgage portfolio. The average LTV of the impaired mortgage portfolio rose to 58% (2004 53%), reflecting our preferred mix between mainstream and specialist new business and only modest house price inflation (in previous years the more significant house price inflation had the effect of holding down reported year end LTVs). The equivalent figures for impaired mainstream and specialist mortgages were 52% (2004 48%) and 71% (2004 67%) respectively.

The provisions coverage of secured impaired loans at 10% (2004 12%) reflects our unchanged, formulaic methodology to impairment provisioning, with the individual element moving up primarily in line with current impairment levels and the collective element continuing to be based on relevant experience data. Provisions also reflect changes to the distribution of LTVs, the likelihood of repossession once in arrears and conservative repossession property values, based on an assumed 30% forced sale discount.

Unsecured impairments

The level of unsecured (personal loans, credit cards and bank accounts) impaired loans continues to grow in line with expectations and market trends, the major part of this increase reflecting the seasoning effect on business written prior to 2004. Whilst in 2005 there was a modest deterioration in unsecured credit experience due to greater affordability pressures and the tightening of credit availability in the market, the corrective action taken in 2004 to tighten lending criteria across all unsecured lending continues to show an improvement in arrears on business written subsequently.

Unsecured impaired loans increased to £2,049m (2004 £1,761m), representing 11.51% of closing advances (2004 10.80%). Provisions as a percentage of closing advances increased to 8.43% (2004 7.79%). Closing provisions cover as a percentage of impaired loans increased to 73% (2004 70%).

Personal Loans

Impaired personal loans increased to 15.6% of closing advances (2004 13.6%), reflecting the combined impact of the book seasoning and modest lending growth as we tightened new business underwriting criteria. Provisions as a percentage of closing advances similarly increased to 10.9% (2004 9.2%).

Credit Cards

Impairments of credit cards increased to 10.8% of closing advances (2004 9.9%) and provisions as a percentage of closing advances increased to 8.4% (2004 7.7%).

Arrears (Secured)	Cases 000s		Total Mortgages %		Value of Debt £m*		Total Mortgages %	
	31.12.2005	31.12.2004	**31.12.2005**	31.12.2004	**31.12.2005**	31.12.2004	**31.12.2005**	31.12.2004
Mainstream	**33.0**	26.7	**1.30**	1.06	**2,593**	1,683	**1.7**	1.2
Specialist	**8.9**	5.8	**2.32**	1.57	**1,610**	952	**3.2**	2.1
Total	**41.9**	32.5	**1.43**	1.13	**4,203**	2,635	**2.1**	1.4

* Value of debt represents total book value of mortgages in arrears.

Retail continued


ew busines
nking

UK rollout of business banking

Bank of Scotland Business Banking expanded rapidly throughout English and Welsh branches in 2005 and has been voted Best Business Bank in the Business Moneyfacts Awards. Now all 700 Halifax branches provide business banking facilities, and the 100 largest branches in England and Wales also have a business banking manager, alongside full branch capability in Scotland.


iness Banking

There is only limited evidence of stress in our portfolio although we continue to proactively tighten credit availability in recognition of the environment. As a result, and in line with market trends, some of the forward-looking credit indicators we monitor have shown some deterioration in 2005:

	31.12.2005	30.06.2005	31.12.2004
Credit utilisation[1]	**17.5%**	16.7%	17.8%
Overdrawn limits[2]	**6.7%**	6.3%	5.9%
Arrears roll rates[3]	**57.0%**	53.5%	45.1%

[1] percentage of total available credit lines which are drawn down

[2] percentage of accounts in excess of credit limit

[3] percentage of credit card balances in arrears which have worsened in the period

Credit utilisation has remained level year on year, increasing from the mid-year 2005 as credit limit reduction strategies were put in place. The proportion of accounts with overdrawn limits and average arrears roll rates have similarly increased during the second half of 2005 in response to these strategies, although the number of accounts flowing into arrears fell by 5% in 2005 relative to 2004.

Bank Accounts
Impaired bank accounts decreased in line with expectations to 6.4% of closing advances (2004 7.4%) and provisions decreased to 4.6% (2004 4.8%). This improved performance reflects our continued focus on the acquisition of higher quality, full facility bank account customers.

Business Banking
Impaired business banking accounts increased to 8.1% of closing advances (2004 6.1%) reflecting a combination of slower asset growth and seasoning of the business acquired in recent years. Provisions similarly increased to 7.5% of closing advances (2004 4.6%).

	As at 31.12.2005	As at 31.12.2004 Pro forma
Loans & advances to customers	**£219.0bn**	£205.8bn
Classification of advances*:	**%**	%
Home mortgages	**92.0**	91.9
Other personal lending:		
Secured Personal Loans	**0.8**	1.0
Unsecured Personal Loans	**3.5**	3.7
Credit cards	**3.1**	2.8
Banking	**0.6**	0.6
Total	**100.0**	100.0
Impairment provisions on advances	**£m**	£m
Secured	**424**	316
Unsecured	**1,500**	1,240
Total	**1,924**	1,556
Impairment provisions as a % of closing advances	**%**	%
Secured	**0.21**	0.17
Unsecured	**8.43**	7.79
Total	**0.88**	0.76
Impairment provisions as a % of impaired loans	**%**	%
Secured	**10**	12
Unsecured	**73**	70
Total	**30**	35
Impaired loans	**£m**	£m
Secured	**4,452**	2,741
Unsecured	**2,049**	1,761
Total	**6,501**	4,502
Impaired loans as a % of closing advances	**%**	%
Secured	**2.21**	1.45
Unsecured	**11.51**	10.80
Total	**2.97**	2.19
Risk weighted assets	**£109.2bn**	£103.5bn
Customer deposits	**£132.2bn**	£128.2bn

* Before impairment provisions.



Migration complete

Migration complete
In 2005, the majority of accounts held on the legacy IT platforms were migrated to the new shared IT platforms. The benefits of integrating the Bank of Scotland and Halifax IT platforms include greater efficiency and collaboration and also improved accessibility to accounts for customers.

Operational Performance

Mortgages

Across our five mortgage brands we have consciously pursued more measured growth over the last two years, preferring to protect returns than to chase market share at this stage of the cycle. Not only has this been driven by concerns that a weakening external credit environment might flow through to the housing market in certain segments, but also more immediately by the recognition that, in a slowing market, returns would be under greater pressure.

Gross lending at £60.6bn (2004 £66.8bn) was therefore contained at an estimated 21% (2004 23%) market share, in line with our current share of mortgage stock. The mortgage book grew by £11.9bn to £201bn representing an estimated 14% net share (2004 17%). Our share of principal repaid, which continues to reflect previously much higher levels of gross share, fell to 25% (2004 26%) as planned improvements in mortgage retention began to take effect. In 2006, we expect these improvements, combined with a strong opening pipeline of new business, will naturally result in a higher net lending market share without the need for us to change our stance on the balance between measured growth and shareholder returns.

In a market where prospects for house price inflation remain uncertain, our pricing strategy continues to target lower loan to value lending. Our cautious risk appetite in this respect is reflected in the LTV of new lending which at 60% remained broadly unchanged (2004 59%). The LTV of our existing mortgage portfolio remains strong at 43% (2004 41%), despite lower house price inflation and consequently lower levels of equity growth.

Unsecured Personal Loans
The personal loan market declined by 6% in 2005. Reflecting this, and our continued focus on the acquisition of better quality business, we maintained our market share of new lending at an estimated 10%. Balances increased 1% on December 2004. In 2005, significant investments in our pricing and credit risk capabilities, applied through improved decision making processes, together with the continued focus on marketing to existing customers, is expected to result in further improvements to credit quality and lower acquisition costs going forward. In 2006 we will continue to focus our attention on quality rather than quantity of new business.

Credit Cards
Our credit card business continues to benefit from an extensive multi-branded product range, coupled with the broadest distribution base of any UK Retail bank (ranging from branches to direct mail and our partnership and affinity arrangements). This has enabled us to grow business volumes whilst at the same time continuing to target better quality customers, in particular, through balance transfer business and the 'One card'.

For the fifth consecutive year, we acquired 1 million new accounts in 2005 (1.2 million including those acquired through our joint venture partners), resulting in an estimated market share of 14% of new credit card accounts. Balances increased by 20% to £7.3bn (2004 £6.1bn).

Retail Savings
Against a background of historically low interest rates and a highly competitive savings market, we continue to pursue innovation to encourage saving amongst our customers. The Children's Regular Saver launched in July 2005 was the first account to offer a double digit rate of interest for over 10 years, and proved to be a successful addition to our savings range. This, coupled with the ongoing popularity of our established Halifax product range, attracted first time savers (500,000 new accounts in 2005), and helped maintain a net positive inflow of savings to our retail business. Our tax free range of products alone contributed £2.2bn to this inflow (2004 £1.8bn). As a result, balances across all our brands grew in 2005 to £113bn (2004 £109bn) maintaining our estimated share of Household Sector Liquid Assets of 16% at the end of 2005 (2004 16%) and reinforcing our position as the UK's largest provider of savings products.

Bank Accounts
In line with our strategy to focus on the key full facility current account market, we opened 645,000 bank accounts in 2005 and 74% of these were full facility accounts which combine attractive interest rates and value added features. In an increasingly competitive environment, our estimated

Retail continued

Merchandising initiatives
The Retail Marketing Effectiveness Project was launched in 2005 to create a framework for the consistent delivery of branch campaigns and clearer signage for customers. Concepts tested and in development include measures to improve the queuing experience, the introduction of help and advice points and improved signage of complementary channels.



market share of the full facilities new and switcher market in 2005 was 13% and 14% respectively. We estimate that we now have 11% of the stock of full facilities bank accounts in the UK and are confident of further growth as we continue to take a higher share of new and switcher business.

Balance growth in the period was modest with credit balances increasing to £15.8bn (2004 £15.5bn) and debit balances increased to £1.3bn (2004 £1.0bn).

Bank account customers continue to migrate to lower cost distribution channels. Internet registered users were up 17% to 3.4 million, with the number of online transactions increasing by 61% in 2005.

Business Banking
2005 saw the completion of the rollout of Business Banking throughout our England & Wales branch network. Every branch now offers our market leading branch based Business Current Account and carries the Bank of Scotland Business Banking branding. Our 100 busiest branches now have specialist Business Banking Managers dedicated to SME customers and this contributed to us taking a greater share of the SME switcher market in England & Wales.

In 2006, we will be broadening our distribution model by establishing a new intermediary centred team with a new stronger proposition aimed at lowering the cost of banking for larger SMEs.

Our performance in 2005 demonstrates that our strategy of delivering value and simplicity to customers, combined with rigorous cost control, is able to drive shareholder value in more difficult market and economic conditions.

Despite the strong pick up in the UK mortgage market in the last quarter of 2005 as consumer confidence in house prices appeared to recover, we remain relatively cautious at this stage in the cycle.

Against this backdrop we will continue to adopt a measured appetite for risk and growth, managing the LTV profile of new mortgage lending. In our unsecured lending businesses we will continue to tighten underwriting criteria in pursuit of shareholder returns in preference to market share.

More generally across our Retail business, we remain confident that the momentum built by delivering strong balance growth across each major product line in recent years, allied to the current wave of cost management initiatives, will enable us to continue to strive for sector leading profit performance and thus shareholder value.

In the longer term, we continue to see attractive growth prospects across all our Retail businesses, and believe that our uniquely strong sales and distribution model will allow us to achieve and maintain profitable market shares in the 15% - 20% range in all the markets in which we operate.


ash only
exp

Best Retail bank in Europe – again
For the second year running, HBOS has been awarded the much-coveted title of Best Retail Bank of the Year. Judges awarded marks out of ten for look, feel, queues, technology, privacy and helpful staff. We scored higher overall than any other bank.



Corporate



Underlying profit before tax
2005
£1,420m
2004
£1,171m

In 2005, Bank of Scotland Corporate funded the £1.17bn takeover of the Mersey Dock and Harbour Company by Peel Ports and the refinance of Peel Ports Group – our largest underwriting venture to date



Corporate

Our Corporate business is first and foremost a relationship bank, which provides an extensive and growing range of innovative and tailored products and services in the UK. We challenge other banks in our markets on our terms and aim to satisfy customer needs better than our competitors. Our strategy of controlled lending growth has the potential to deliver sustainable profitable growth with a focus on sound credit quality, maintenance of our current level of return and cost efficiency.

Underlying profit before tax in Corporate increased by 21% in 2005 to £1,420m (2004 £1,171m). This performance was the result of measured growth in advances (up 8%), strong non-interest growth across our lending book, further improvement in the cost:income ratio and continued favourable credit experience. Throughout 2005 and consistent with our cautious view of the market, we maintained our stance of protecting returns in preference to chasing market share in the face of fierce competitive pressure on margins.

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Net interest income	**1,695**	1,617
Non-interest income	**1,386**	964
Commitment fees	**45**	36
Guarantee fees	**28**	23
International fees	**33**	28
Transaction fees	**94**	73
Other	**129**	109
Fees and commission income	**329**	269
Fees and commission expense	**(36)**	(44)
Profit on sale of investment securities	**163**	91
Operating lease rental income	**682**	598
Other operating income	**248**	50
Net operating income	**3,081**	2,581
Operating expenses	**(1,253)**	(1,072)
Staff	**(410)**	(364)
Accommodation, repairs and maintenance	**(2)**	(3)
Technology	**(2)**	(21)
Marketing and communication	**(30)**	(27)
Depreciation:		
Tangible and intangible fixed assets	**(22)**	(21)
Other	**(92)**	(75)
Sub total	**(558)**	(511)
Recharges:		
Technology	**(48)**	(47)
Accommodation	**(46)**	(41)
Other shared services	**(65)**	(62)
Underlying operating expenses	**(717)**	(661)
Operating lease depreciation	**(536)**	(411)
Impairment on investment securities	**(45)**	(25)
loans and advances	**(428)**	(401)
Operating profit	**1,355**	1,083
Share of profits of associates and jointly controlled entities	**65**	88
Underlying profit before tax	**1,420**	1,171
Net interest margin	**2.15%**	2.26%
Impairment losses as a % of average advances	**0.56%**	0.58%
Cost:income ratio	**28.7%**	30.8%

Operating Income and Margins

Our distinctive strategy continues to deliver strong growth in net operating income. At this stage in the cycle, with increasing competition on price and lending criteria, our focus has been on controlled lending growth and preserving returns by participating actively in the market and selling down positions to protect returns on advances growth. We have also focused on maximising non-interest income as a means of relieving margin pressure and delivering strong revenue growth. Accordingly, net interest income increased by 5% to £1,695m (2004 £1,617m) while non-interest income showed strong growth of 44% to £1,386m (2004 £964m). Overall net operating income has increased by 19% to £3,081m (2004 £2,581m).

The margin for the year fell to 215bps (2004 226bps), a modest reduction relative to the 218bps reported for the first half of 2005, and evidence of the highly competitive nature of the corporate market at this point in time.

Corporate continued

Bank of Scotland won Best Computer Business Banking Provider
The Business Moneyfacts Awards recognised that we offer best value and service to SMEs and that services like our business internet banking are the best in the market.


in

Movement in margin	Basis points
Net interest margin for the year ended 31 December 2004	226
Lending margins	(7)
Deposit margins	(2)
Capital earnings	(2)
Net interest margin for the year ended 31 December 2005	**215**

The strong growth in non-interest income was generated from our focus on producing sustainable fees and commission income across all of our businesses, up 22% to £329m (2004 £269m). Additionally, our investment strategy in our integrated businesses has created a diversified and high quality portfolio of assets with a wide spread of maturities from which we are now reaping the benefits. This portfolio continues to offer opportunities to harvest sustainable value from fees, dividends and equity gains. Profit on sale of investment securities increased by 79% to £163m (2004 £91m) and other operating income enjoyed substantial growth to £248m (2004 £50m). These income lines benefited from a small number of large receipts in 2005. However, despite these realisations, the pipeline of unrealised gains in the portfolio was little changed in the year and thus the spread and diversity of the portfolio is expected to underpin a sustainable flow of income going forward.

Operating Expenses
Cost efficiency is a crucial element of our strategy and many of our initiatives are designed to achieve this. We continue to challenge all areas of activity to improve customer service and drive down costs.

We are currently in the midst of a major systems integration programme which commenced last year, and which will soon begin to deliver increased revenues as well as further cost savings. Our drive for efficiency without starving the business of investment has meant that we continue to grow income faster than expenses. Net operating income increased by 19%, with underlying operating expenses rising by 8% to £717m (2004 £661m). Operating lease depreciation increased as a result of an increase in business volumes and a review of residual values and useful lives in our vehicle businesses.

Our cost:income ratio has again improved to 28.7% (2004 30.8%), and we have delivered positive jaws of 9%.

Credit Quality and Provisions
Credit quality remained strong, with impairment losses as a percentage of average advances improving further to 0.56% (2004 0.58%). Impairment loss growth of 7% to £428m (2004 £401m) compares favourably to advances growth of 8%. Our balance sheet strengthened, with impaired loans as a percentage of closing advances improving to 1.41% (2004 1.85%). With risk-adjusted pricing and the preservation of returns guiding us in our lending decisions, our credit performance demonstrates our ability to manage the balance between market share and credit risk for value enhancing growth.

Associates and Jointly Controlled Entities
Associates and jointly controlled entities are a key area of our activity and at £65m (2004 £88m) their profits continue to make a significant contribution to our underlying profit before tax.

Sir Rocco Forte - why I choose Bank of Scotland Corporate
'My relationship manager knows all about my business. In the early days I'd bump into a board member of the Bank who I didn't know, yet he would know exactly what I was doing in my business. That gave me a comfortable feeling. After I had bought the Balmoral in Edinburgh it was the Bank's team that asked if I had plans to expand my business. When I said I did, they offered funding for the expansion immediately.'



Halos N Horns
Bank of Scotland Corporate demonstrated its commitment to nurturing new business with the success of one of its customers Halos N Horns on Channel 4's Make Me a Million series. The children's toiletries specialist has achieved tremendous growth in a short period of time with the support of Bank of Scotland Corporate and Bank of Scotland Women in Business.

They know my business

	As at 31.12.2005	As at 31.12.2004 Pro forma
Loans and advances to customers	**£79.2bn**	£73.2bn
Impairment provisions on advances	**£704m**	£711m
Impairment provisions as a % of closing advances	**0.89%**	0.97%
Classification of advances*:	%	%
Agriculture, forestry and fishing	**1**	1
Energy	**1**	1
Manufacturing industry	**7**	6
Construction and property:		
Property investment	**20**	22
Property development	**6**	6
Housing associations	**4**	4
House builders	**3**	3
Other property	**3**	3
Hotels, restaurants and wholesale and retail trade	**11**	9
Transport, storage and communication	**6**	6
Financial	**7**	9
Other services	**19**	19
Individuals	**2**	3
Overseas residents	**10**	8
	100	100
Impaired loans	**£1,114m**	£1,354m
Impaired loans as a % of closing advances	**1.41%**	1.85%
Impairment provisions as a % of impaired loans	**63%**	53%
Risk weighted assets	**£92.5bn**	£85.8bn
Customer deposits	**£41.7bn**	£39.0bn

* Before impairment provisions.

Operating Performance

We lead the corporate market in Scotland and our presence in the England and Wales market continues to grow. Our relationship banking teams, located throughout the UK, are responsible for acquiring, developing and enhancing relationships with new and existing clients. With the introduction of Bank of Scotland branding to our Halifax branches in England and Wales during 2005, customers can now access cash and counter services from over 900 locations throughout the UK. In addition, our award winning Corporate Internet Banking facilities have similarly helped us develop our service to customers.

A key point of competitive advantage is that we seek to 'look at things differently' and to shape and lead many corporate banking markets. Our integrated, joint venture, structured and acquisition finance businesses, often providing a 'one-stop' mix of mezzanine and equity in addition to traditional senior debt and working capital, continue to generate attractive volumes of business whilst at the same time optimising our return on capital. In the Public Private Partnership area, we continue to work closely with the public sector in the provision of social and economic infrastructure.

Lending Growth

In 2005, we delivered single digit growth in lending, with advances up 8% to £79.2bn (2004 £73.2bn). With a buoyant market, downward pressure on margins and further improvements in credit experience we continue to judge that we should exercise caution and our strategy is to focus on returns rather than volume. This means an ongoing focus on sell downs, a lower hold appetite and a steadfast resolve on maintaining lending criteria. We also continue to ensure that our lending book remains well spread.

Property

The property sector, in which we have a wealth of experience and a proven ability to identify good risk-adjusted returns, is the largest concentration within our lending book. The property portfolio consists of property investment (20%), property development (6%), housing associations (4%), house builders (3%) and other property (3%). Our property investment facilities are backed by rental streams from a wide range of covenants and our property development exposure is largely supported by pre-lets, pre-sales or additional security. Overall, given the strength of the relevant collateral, we continue to view property lending as being one of the very best asset classes available.

Other Sectors

The service sectors (financial and others), which collectively represent 26% of our lending portfolio, performed strongly in 2005. Those sectors linked to the slowdown in consumer spending, such as retail, hotels, restaurants and manufacturing, which represent 18% of our portfolio, performed satisfactorily in 2005 and will remain under close scrutiny in 2006.

6% of our lending book supports individual transactions in the private equity market, an extremely competitive and active market in 2005 and one in which we have been particularly selective. We are comfortable with the quality of our broadly diversified book where we have prioritised underwriting disciplines and have actively managed down

30 Years of North Sea Leadership
From the earliest days of North Sea exploration, Bank of Scotland Corporate has been at the forefront of financing. We are major players in the debt market with technical expertise and market intelligence, and have become the technical bank in the majority of bank funded deals in the North Sea. From the 1970s, when we backed BP in the Forties field, up to and beyond our 2005 $850m refinancing of Tullow Oil, we have consistently adapted to and anticipated the increasingly complex requirements of oil and gas funding.

North Sea Leadership



our hold positions through the syndication market. During 2005, we realigned our approach to this sector by forming separate businesses to provide a focused approach to the market. Structured Finance now covers the large deal end, Acquisition Finance covers the mid-market and Fund Investment manages our investments in Private Equity Funds and related products.

Our asset finance and motor businesses account for 16% of our portfolio. Asset finance covers the whole range of secured debt and leasing from high value aircraft, rail and marine financing to high volume office equipment financing. In the motor finance market, we continue to maintain our position as a leading player, in our own right and through our successful joint ventures, Renault Financial Services and Lex Vehicle Leasing. Although overall growth in the motor finance market remains subdued, in 2005 we again captured market share, in particular through emerging opportunities in the prestige car and light commercial vehicle sectors.

Deposit Growth
Customer deposits increased by 7% to £41.7bn (2004 £39.0bn). Growth was lower than in the previous year as we increased focus on the quality of our deposits and the preservation of deposit margins.

Our reputation for working closely with customers and introducers to provide tailored, innovative and added value solutions will continue to attract a good flow of profitable business opportunities.

In 2006, we intend to build upon our existing asset class management strategy. Our dedicated asset class team approach helps to develop a deep understanding of the dynamics of the market segments and creates competitive advantage. Bringing together the origination and asset management teams by asset class category will also help us to balance value protection with value creation. We believe this integration of understanding within markets will assist in the delivery of stronger returns from controlled growth and further improvements in our credit discipline.

At this stage of the cycle, however, we believe it is appropriate to be particularly selective in the business we write and we will not be tempted to lower our return or risk criteria in pursuit of market share. Our caution at this point in time should not, however, be confused with a lack of long term ambition in any market. An encouraging outlook for the UK economy and the strength of our relationships and business pipeline give us confidence in the outlook for 2006.



Looking at things differently
We don't take a one size fits all approach to Vehicle Finance but use our expertise to meet customers' requirements accepting they will be different. In 2005 we financed £1.5bn of new vehicles and generated record sales. Which goes to show - we are first and foremost a relationship bank.



Insurance & Investment

Within hours of the Buncefield Fuel Depot explosions in Hemel Hempstead, our personal claims consultants were on the ground with 250 policyholders

Underlying profit before tax

2005 £489m

2004 £495m







clear
visibility
Annual Report and
Accounts 2005
HBOSplc
33

Insurance & Investment

The Insurance & Investment division's strategic objective is to be the No.1 *insurance and investment group in the UK*, in the combined investment and personal lines general insurance markets. In pursuit of this objective, we continue to apply our successful multi-brand, multi-channel strategy, in particular leveraging off the power of the Group's distribution channels. Alongside this powerful distribution network, we have also achieved profitable terms through the intermediary channel for both insurance and investment products.

General Insurance sales grew strongly with Gross Written Premiums ('GWP') up 14% to £1,977m compared with 2004. Investment sales, as measured by the industry measure Annual Premium Equivalent ('APE'), grew by 18% to £1,473m. We have again increased our new business share of the UK investment market in 2005 (estimated to be 13%), reinforcing our No. 1 position for sales.

Underlying profit in Insurance & Investment fell by 1% to £489m with General Insurance profit up 13% to £254m and Investment profit falling by 13% to £235m. The fall in Investment profit reflects £100m of one-off benefits of efficiency improvements and favourable operating experience reported in 2004.

	Year ended 31.12.2005 £m	Year ended 31.12.2004 *Pro forma* £m
Net interest income	**(95)**	46
Non-interest income	**12,948**	7,426
Fees and commission income	**153**	261
Fees and commission expense	**(804)**	(752)
Net earned premiums on insurance contracts	**4,467**	3,275
Change in value of in-force long term assurance business	**337**	4
Investment and other operating income	**8,795**	4,638
Net operating income	**12,853**	7,472
Operating expenses	**(12,330)**	(6,952)
Staff	**(327)**	(372)
Accommodation, repairs and maintenance	**(18)**	(20)
Technology	**(34)**	(50)
Marketing and communication	**(34)**	(44)
Depreciation:		
Tangible and intangible fixed assets	**(47)**	(79)
Other	**(250)**	(148)
Sub total	**(710)**	(713)
Recharges:		
Technology	**(45)**	(38)
Accommodation	**(31)**	(30)
Other shared services	**(16)**	(19)
Underlying operating expenses	**(802)**	(800)
Change in investment contract liabilities	**(5,198)**	(1,697)
Net claims incurred on insurance contracts	**(1,892)**	(2,333)
Net change in insurance contract liabilities	**(4,069)**	(2,122)
Change in unallocated surplus*	**(369)**	
Impairment on investment securities		1
Operating profit	**523**	521
Share of losses of associates and jointly controlled entities	**(34)**	(26)
Underlying profit before tax	**489**	495

* The unallocated surplus is the surplus in the with-profit sub-fund of Clerical Medical for which the allocation between policyholders and shareholders had not been determined at the balance sheet date. Following the implementation of FRS 27 from 1 January 2005 this amount is now shown separately.

General Insurance Business

In a highly competitive market underlying profit *in the General Insurance Business increased* by 13% to £254m, reflecting the overall growth in premium income driven by strong growth in third party repayment insurance business, good retention of existing customers and favourable household claims experience. Profit for the General Insurance Business is presented after the payment of commission to our Retail Division in respect of the distribution of repayment insurance business.

Underlying non-interest income increased by 38% to £396m (2004 £287m), mainly driven by the growing importance of third party repayment insurance business. Underlying operating expenses increased by 14% to £132m (2004 £116m).

The higher share of losses of associates and jointly controlled entities reflects the significant investment made during the year in the esure, First Alternative and Sheilas' Wheels motor insurance brands.

Income Statement

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Net interest income	**24**	81
Non-interest income	**795**	521
Fees and commission income	**30**	65
Fees and commission expense	**(588)**	(354)
Net earned premiums on insurance contracts	**1,226**	694
Change in value of in-force long term assurance business	**54**	8
Investment and other operating income	**73**	108
Net operating income	**819**	602
Operating expenses	**(531)**	(350)
Underlying operating expenses	**(132)**	(116)
Net claims incurred on insurance contracts	**(354)**	(234)
Net change in insurance contract liabilities	**(45)**	
Operating profit	**288**	252
Share of losses of associates and jointly controlled entities	**(34)**	(27)
Underlying profit before tax	**254**	225

Insurance & Investment continued

In January 2005, a month's worth of rain fell on the city of Carlisle in 24 hours. Our response by the Halifax Claims at Home team was recognised by both the Financial Innovation Awards and the Insurance Times. Following our Peak Activity Plan, colleagues went to every length possible to help our customers, setting up an incident room in the Carlisle branch of the Halifax to advise customers and those insured elsewhere.


e is for

Operational Performance
GWP increased by 14% to £1,977m in 2005, with strong growth in third party repayment insurance and motor insurance.

Repayment

Sales of repayment insurance increased by 18% to £1,047m GWP (2004 £886m), driven by the strong growth in business that we underwrite for third party relationships. This strong performance offsets a reduction in sales to HBOS customers, down by 8% to £564m (2004 £610m), reflecting the slowing of the personal loans and mortgage markets. Although sales of Group business fell, persistency on this business improved during the year.

In January 2005 we implemented the FSA's conduct of business rules for the sale of insurance policies. This was a positive move for the industry and for customers, ensuring greater consistency of approach across the industry. Whilst the sales process has been necessarily elongated, our experience is that this has not had a detrimental impact on customers' desire to purchase repayment insurance.

Underwriting performance in Repayment continues to reflect benign market conditions. Our claims management service received excellent results in industry wide surveys and we continue to exceed customer expectations in many areas of service delivery. This excellent customer service provides a competitive advantage in attracting and retaining repayment insurance business and drives profitability for shareholders.

Household

Sales of household insurance increased by 5% to £507m GWP (2004 £483m). Our portfolio increased to 2.9 million policies (2004 2.6 million policies) reflecting excellent retention in the face of an increasingly competitive market. Group distribution channels remain our core source of business, generating 60% of new policy sales. Internet sales were particularly strong, up 214% on 2004. Our strategy to broaden the household insurance customer base and reduce reliance on mortgage related sales continues, with over 87% of new policies unrelated to Group mortgage sales.

Underwriting performance in Household has been very good, underpinned by benign weather in the UK but also reflecting our continued investment in claims management as a source of competitive advantage. Our nationwide network of in-sourced loss adjusters has delivered an excellent claims service as weather events in Carlisle and Birmingham, and the Hemel Hempstead oil explosion demonstrated. Loss ratios in Household were 49% (2004 54%) and we continue to limit our exposure through appropriate reinsurance.

General Insurance Sales

	Gross Written Premiums		Number of In-force Policies	
	Year ended 31.12.2005 £m	Year ended 31.12.2004 £m	**Year ended 31.12.2005 000's**	Year ended 31.12.2004 000's
Repayment - Group business	**564**	610	**2,231**	2,637
Repayment - Third party	**483**	276	**3,047**	893
Household	**507**	483	**2,884**	2,570
Motor	**327**	282	**991**	910
Other	**96**	81	**3,234**	2,977
Total	**1,977**	1,732	**12,387**	9,987


2005 saw a 214% rise in online sales – representing 40% of all sales. In 2004 online represented just 19% of all sales. The campaign behind the huge hike included a series of online initiatives underlining our competitive pricing position, new direct mail packs and search engine optimisation.

Motor

Sales of motor insurance, through both esure and First Alternative, have continued to grow, with total GWP up 16% to £327m (2004 £282m). Trading conditions proved increasingly difficult during the year, with competitor activity holding back premium rate increases. This, together with higher claims inflation, driven by the greater influence of legal and other external costs, has exerted some pressure on loss ratios and thus profit margins. However, we have taken a conscious decision to accept lower volume growth and focus on underwriting disciplines to maintain profitability. In addition, we continue to innovate through brand and product differentiation as a means of generating new sales. The introduction of esure's Mister Mouse advertising and the launch of the new Sheilas' Wheels brand, targeted at female drivers, are both outstanding successes.

It is now five years since the launch of esure, which now has over 2 million policies, and during this time it has achieved the accolade of being the fastest growing UK motor insurer.

Other Insurances

Sales of other personal lines insurance, such as legal protection and annual travel, continued to grow. These insurances are value added additions to our mainstream personal lines products.

Investment Business Financial Performance

Underlying profits in the Investment Business (which now also exclude short term fluctuations) fell by 13% to £235m reflecting £100m of one-off benefits of efficiency improvements and favourable operating experience reported in 2004.

Short term fluctuations in 2005 were £96m positive (2004 £14m), as a result of rising stock markets and falling gilt yields. The income statement below excludes short term fluctuations.

	ended 31.12.2005 £m	ended 31.12.2004 Pro forma £m
Net interest income	**(119)**	(35)
Non-interest income	**12,153**	6,905
Fees and commission income	**123**	196
Fees and commission expense	**(216)**	(398)
Net earned premiums on insurance contracts	**3,241**	2,581
Change in value of in-force long term assurance business	**283**	(4)
Investment and other operating income	**8,722**	4,530
Net operating income	**12,034**	6,870
Operating expenses	**(11,799)**	(6,602)
Underlying operating expenses	**(670)**	(684)
Change in investment contract liabilities	**(5,198)**	(1,697)
Net claims incurred on insurance contracts	**(1,538)**	(2,099)
Net change in insurance contract liabilities	**(4,024)**	(2,122)
Change in unallocated surplus	**(369)**	
Impairment on investment securities		1
Operating profit	**235**	269
Share of profits of associates and jointly controlled entities		1
Underlying profit before tax	**235**	270

Following the transition to IFRS, the income statement includes a number of income and expense items which relate solely to policyholder payments and benefits. When these items are netted off against each other, the income statement can be summarised in a simplified format as follows:

Simplified Income Statement

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Net interest income	**(119)**	(35)
Underlying non-interest income	**1,024**	988
Underlying net operating income	**905**	953
Underlying operating expenses	**(670)**	(684)
Share of profits of associates and jointly controlled entities		1
Underlying profit before tax	**235**	270

Under IFRS, insurance contracts (i.e. investment business which carries significant insurance risk as well as with-profit investment contracts) continue to be accounted for on an embedded value ('EV') basis, whereas investment contracts (i.e. investment business which does not carry significant insurance risk) are now accounted for under IAS 39. Under UK GAAP approximately 75% of new business and an even higher proportion of existing business was accounted for using embedded value, whereas under IFRS only approximately 30% of new and half of existing business is accounted for in this way.

The table below sets out the profit contribution from each type of contract and other items.

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Contribution from insurance contracts	**422**	404
Contribution from investment contracts	**(22)**	(32)
Development expenditure	**(80)**	(74)
Efficiency improvements		46
Profit on disposal of Life Assurance Holdings Corporation ('LAHC')		13
Other income and costs	**(11)**	(13)
Group charge for capital	**(74)**	(74)
Underlying profit before tax	**235**	270

The main reason for lower Investment Business profit in 2005 is the £100m of non-recurring items reported in 2004. These include an incremental £41m of favourable operating experience in 2004 compared with 2005 (reported within contribution from insurance contracts and analysed in the table below), £46m of efficiency improvements and the £13m profit on disposal of LAHC reported in 2004. In 2005, the £80m development expenditure relates to new business initiatives (e.g. preparation for Pensions 'A' Day) which are expected to yield significant benefits in future years, whereas in 2004 our development spend was incurred largely in respect of efficiency improvements, some of the benefits of which were recognised as a one-off improvement in the embedded value in the same year. Movements in the contribution from insurance and investment contracts are analysed below.



Sainsbury's Bank
fresh banking
protect your home this winter

The development of flexible 'off the shelf' white label products was the largest project for HBOS GI last year, involving more than 140 colleagues. We tailor the features, benefits and pricing of each product to match the brand we are working with. Our first partner was Sainsbury's Bank – and its new white label home insurance product was launched in November 2005.

Insurance Contracts (accounted for on an EV basis)

The profit contribution from insurance contracts is analysed below. The expected contribution from existing business (i.e. before experience adjustments) increased by 7% to £133m. Actual versus expected experience on existing business in 2005 was positive at £19m but lower than the unusually favourable operating experience of £60m in 2004. The contribution from new insurance contract business increased by 38% to £176m, driven by an increase in APE for this type of contract, in particular an increase in bond sales through the bancassurance channel.

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Expected contribution from existing business	**133**	124
Actual vs expected experience on existing business	**19**	60
	152	184
Contribution from new business	**176**	128
Investment earnings on net assets using long term assumptions	**94**	92
Contribution from insurance contracts	**422**	404

Investment Contracts (accounted for on an IAS 39 basis)

The profit contribution from investment contracts is analysed below. Under IAS 39, profit recognition on investment contracts is deferred to later years and a loss is typically recorded in the year of sale. As a consequence of continued growth in investment contract sales in 2005, the initial new business strain on these sales is significant and exceeds the profits currently emerging from existing in-force investment contracts. As the in-force book increases in size relative to sales volumes, we would expect the profits on existing business to exceed the strain on new business.

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Contribution from existing business	**198**	160
Contribution from new business	**(220)**	(192)
Contribution from investment contracts	**(22)**	(32)

Total liabilities for investment contracts accounted for on an IAS 39 basis (which provide an indication of the funds under management) amounted to £29.3bn at the end of 2005 (2004 £24.2bn).

New business profitability

Importantly, whilst IAS 39 changes the timing of profit recognition relative to embedded value accounting, it does not change the total profitability of the business written. New business profitability when measured on a consistent embedded value basis remains strong at 26% APE (2004 25% APE), the split by channel being analysed below:

	Year ended 31.12.2005 % APE	Year ended 31.12.2004 % APE
Bancassurance	**29**	28
Intermediary – UK	**12**	11
Wealth Management	**41**	42
Total	**26**	25

The above table has been restated to eliminate the effect of policyholder tax so as to be consistent with our reporting of underlying results.

Other Disclosures

The economic assumptions used to calculate embedded values in 2005 are the same as those in 2004. Details of the basis can be found on page 14 of the Financial Review. The section also includes an analysis of the embedded value, including sensitivities to the key assumptions, and disclosure of the profits for our life assurance businesses calculated using a basis consistent with listed life assurance groups.

As in previous reporting periods, the impact on reported profits resulting from the grossing up for policyholder tax under IFRS has been excluded from underlying profit before tax. The impact on reported profits is described on page 11 of the Financial Review. The grossing up for policyholder tax has no impact on post tax earnings.

Bond sales s

Our offshore bonds package, Global Investor, achieved sales of £418m - an increase of 78% from 2004. It also saw a significant increase in average case size to more than £690,000. Our onshore investment bonds packages also saw a substantial increase in sales last year, not least because of wider investment offering launched at the beginning of 2005, including the Fund of Fund range managed by Insight Investment. The Discounted Gift and Income Plan also played a major part in sales growth, with investors keen to exploit its ability to mitigate inheritance tax liabilities.

Investment Sales

	Year ended 31.12.2005 Single £m	Year ended 31.12.2005 Annual £m	Year ended 31.12.2005 Total £m	Year ended 31.12.2005 Total APE £m	Year ended 31.12.2004 Single £m	Year ended 31.12.2004 Annual £m	Year ended 31.12.2004 Total £m	Year ended 31.12.2004 Total APE £m
Life:	**5,767**	**67**	**5,834**	**644**	4,593	60	4,653	519
With profits	**99**		**99**	**10**	167	1	168	17
Unit Linked	**5,668**	**12**	**5,680**	**579**	4,426	2	4,428	445
Protection		**55**	**55**	**55**		57	57	57
Pensions:	**1,900**	**230**	**2,130**	**420**	1,975	219	2,194	416
Individual	**1,607**	**160**	**1,767**	**321**	1,661	144	1,805	310
Group	**51**	**70**	**121**	**75**	68	75	143	82
Annuities	**242**		**242**	**24**	246		246	24
Mutual Funds	**1,665**	**243**	**1,908**	**409**	1,571	151	1,722	309
Total	**9,332**	**540**	**9,872**	**1,473**	8,139	430	8,569	1,244
Bancassurance	**5,130**	**325**	**5,455**	**838**	4,651	220	4,871	685
Intermediary	**2,591**	**155**	**2,746**	**414**	2,272	155	2,427	382
Wealth Management	**1,611**	**60**	**1,671**	**221**	1,216	55	1,271	177
Total	**9,332**	**540**	**9,872**	**1,473**	8,139	430	8,569	1,244
Insurance Contracts*	**3,096**	**81**	**3,177**	**390**	2,569	81	2,650	338
Investment Contracts	**6,236**	**459**	**6,695**	**1,083**	5,570	349	5,919	906
Total	**9,332**	**540**	**9,872**	**1,473**	8,139	430	8,569	1,244

* Accounted for on an embedded value basis.

Operational Performance
Our multi-brand, multi-channel low cost model continues to deliver strong results, with overall Investment sales up 18% to £1,473m APE which reinforces our position as No. 1 in the UK for investment sales.

Bancassurance
Sales via our Bancassurance channel increased by 22% to £838m APE (2004 £685m), building on the considerable growth of recent years and reinforcing our position as the No. 1 Bancassurer in the UK. During 2005 our branch based adviser sales force passed through the 1,000 advisers milestone (up 11% on 2004), clearly signalling our intention to continue growing in this market.

We believe that our Bancassurance channel is the most productive in the market with approximately £590,000 APE per active adviser in our branches and £700,000 APE per adviser by Bank of Scotland Investment Services ('BOSIS'), our high net worth sales force. Total Bancassurance sales in 2005 are expected to be twice the volume of our nearest competitor.

Customer value, product simplicity and transparency are core to our product proposition. As a consequence, we remain committed to ensuring that all of our Bancassurance products operate with no initial entry or exit charges and to offering full advice to customers.

Our sales of ISAs have been particularly strong, as have equity based Child Trust Funds, where we expect to be one of the leading providers. As the year has progressed the key success story is the move by customers into unit-linked bonds as customer confidence in equities continues to recover. Looking forward to 2006, BOSIS is strongly placed to benefit from the run up to Pensions 'A' Day with its focus on SMEs and high net worth consumers.

Intermediary
Overall Intermediary sales were up by 8% to £414m APE (2004 £382m). Impressive growth was seen in both Onshore Bonds (58%) and Offshore Bonds (79%). Our Offshore proposition has been particularly

Insurance & Investment continued

Pension success

In individual pensions, Clerical Medical won Best Pensions Provider for the second consecutive year in the Guardian/Observer Consumer Finance Awards. In group pensions, there have been exciting service improvements, including the introduction of key account teams. The investment fund range has been widened to include External Fund Links on group stakeholder pensions, and we have added 18 new funds, including two new investment managers – and Fund of Funds managed by Insight Investment.



strong and this was recognised when our Global Investor product won 'Best International Life Product' at the 2005 International Investment London Offshore Forum and Awards. In the pensions market, Clerical Medical won 'Best Personal Pensions Provider' for the second year in a row at the 2005 Guardian/Observer Consumer Finance Awards. Individual pensions performed strongly with particular success seen in the Executive and non Stakeholder markets. In contrast, group pension sales have not grown as anticipated, but we remain committed to this market and expect strong growth in 2006 on the back of important product enhancements.

Following depolarisation, we have been active in negotiating new distribution agreements with several key intermediary groups and, whilst the overall multi-tie market remains relatively subdued, we are well positioned to benefit from the growth when it happens. Our Pensions 'A' Day preparations are progressing well. The added value advice support we have given to intermediaries throughout 2005 has positioned us strongly to proactively engage with them regarding our Pensions 'A' Day proposition post April 2006.

Wealth Management

Sales at St. James's Place Capital ('SJPC') were up 25% at £221m (2004 £177m), with the fourth quarter sales up 39% on the previous year, demonstrating the continued confidence in the 'mass affluent' market. Sales of own-label manufactured investment and pensions business were strong, and the Partnership is particularly well placed to benefit from their advice to high net worth clients on the implications of Pensions 'A' Day. Fund performance was strong during the year and funds ended the year up 29% at £12.3bn (2004 £9.5bn). Partner numbers increased slightly to 1,148, with the recruitment of new Partners affected by the continuing market uncertainty in the early days of the depolarised market. We remain confident that IFAs will find the SJPC proposition particularly attractive when they actively commence to consider their options in the changing distribution landscape.

Prospects

Our multi-brand, multi-channel, low cost shared service model continues to deliver strong growth, which together with our simple, transparent products delivers competitive advantage. This will continue to be at the core of our strategy in 2006 as we continue to grow market share on profitable terms and to consolidate our position as the No. 1 investment business in the UK and pursue our objective of becoming the No. 1 insurance business.

In our General Insurance Business, the prospects for sales growth and capturing market share, using the power of the Group's distribution channels and the rapidly expanding third party business, remain good despite competitive trading conditions and prospects for slower lending growth. The OFT study into Payment Protection Insurance ('PPI') announced in December will examine the fair treatment of customers within the market as a whole. As a responsible lender, we believe in the value of the protection that PPI offers to customers and thus will continue to provide products which meet the requirements of customers and regulators.

In our Investment Business, our success in growing sales is expected to continue with profitability in line with our target levels. Our Bancassurance channel continues to outperform its rivals both in overall sales and productivity by a considerable margin and in 2006 we intend to continue to increase the number of advisers. SJPC continues to show clear leadership in the wealth management market, and our UK intermediary business continues to increase sales selectively in profitable sectors. Pensions 'A' Day and more generally the consumers growing awareness of the need to self-provide for their futures offers the prospect of stronger market growth going forward.

PFAs and BOSIS

In terms of premium income per head, we believe PFAs and BOSIS were the most productive sales forces in financial services. Sales through the PFA channel were more than 25% higher than in 2004. And PFAs and BOSIS achieved a record amount of press coverage in 2005, worth more than £5m.

Highly productive sales forces




BANCO VITALICIO

International

Madrid is home to the headquarters of Banco Halifax Hispania, which largely serves the growing British expat community in Spain, and is enjoying rapid expansion

Underlying profit before tax

2005	£610m
2004	£408m









The newly enlarged International division now includes a third operating division of Europe & North America ('ENA') in addition to Australia and Ireland. The primary objective of all three divisions is to leverage the already proven UK operating model in selected markets, where opportunities exist for value added growth within our defined risk appetite.

Underlying profit before tax in International increased in 2005 by 50% to £610m (2004 £408m). This strong result was led by ENA, where full year consolidation of our investment in Drive Financial Services and the acquisition during the year of Heidelberger Leben added to strong underlying growth in our European and U.S. businesses. Adjusting for Drive and Heidelberger Leben, underlying profit before tax for the International division on a 'like for like' basis increased by 36% to £571m. In Australia, strong growth in income was a result of market share gains while in Ireland the business bank performed well delivering profit growth alongside investment in the recently launched Retail operations.

Overall, advances grew by 32% and customer deposits rose by 39%. Underlying operating income grew by 38% and underlying operating expenses, including investment spending, rose by 40%.

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Net interest income	**1,018**	728
Non-interest income	**503**	428
Fees and commission income	**206**	109
Fees and commission expense	**(176)**	(83)
Net earned premiums on insurance contracts	**187**	163
Change in value of in-force long term assurance business	**59**	108
Operating lease rental income	**32**	20
Investment and other operating income	**195**	111
Net operating income	**1,521**	1,156
Operating expenses	**(723)**	(573)
Staff	**(283)**	(202)
Accommodation, repairs and maintenance	**(39)**	(27)
Technology	**(19)**	(7)
Marketing and communication	**(35)**	(28)
Depreciation:		
Tangible and intangible fixed assets	**(28)**	(21)
Other	**(124)**	(91)
Sub total	**(528)**	(376)
Recharges:		
Technology	**(1)**	(1)
Underlying operating expenses	**(529)**	(377)
Operating lease depreciation	**(25)**	(17)
Change in investment contract liabilities	**109**	(56)
Net claims incurred on insurance contracts	**(127)**	(55)
Net change in insurance contract liabilities	**(151)**	(68)
Impairment on investment securities	**(6)**	(1)
Operating profit before provisions	**792**	582
Impairment losses on loans and advances	**(180)**	(186)
Share of (losses)/profits of associates and jointly controlled entities	**(2)**	12
Underlying profit before tax	**610**	408
Net interest margin	**2.65%**	2.41%
Impairment losses as a % of average advances	**0.48%**	0.62%
Cost:income ratio	**40.0%**	39.3%

	As at 31.12.2005	As at 31.12.2004 Pro forma
Loans and advances to customers	**£42.9bn**	£32.4bn
Impairment provisions on advances	**£310m**	£269m
Impairment provisions as a % of closing advances	**0.72%**	0.83%
Classification of advances*:	**%**	%
Agriculture, forestry and fishing	**1**	1
Energy	**2**	1
Manufacturing industry	**3**	4
Construction and property	**18**	15
Hotels, restaurants and wholesale and retail trade	**8**	10
Transport, storage and communication	**1**	1
Financial	**3**	4
Other services etc.	**6**	6
Individuals:		
Home mortgages	**38**	35
Other personal lending	**6**	7
Overseas residents	**14**	16
	100	100
Impaired loans	**£549m**	£519m
Impaired loans as a % of closing advances	**1.28%**	1.60%
Impairment provisions as a % of impaired loans	**56%**	52%
Risk weighted assets	**£38.7bn**	£29.5bn
Customer deposits	**£13.9bn**	£10.0bn

* Before impairment provisions.

TeleNet scoops online awards
The TeleNet products scooped industry awards such as Personal Investor Magazine's Online Savings Account of the Year, and Best New Product at the Australian Banking & Finance Awards.


High

The results of our overseas businesses are converted to Sterling monthly at the average exchange rate for the month and after taking account of the effects of hedging. The average exchange rates for the respective reporting periods were:

	Year ended 31.12.2005	Year ended 31.12.2004
£1 : Australian Dollar	**2.39**	2.49
£1 : Euro	**1.46**	1.47
£1 : US Dollar	**1.82**	1.83

The closing exchange rates used in the conversion of the overseas balance sheets were:

	As at 31.12.2005	As at 31.12.2004
£1 : Australian Dollar	**2.35**	2.48
£1 : Euro	**1.46**	1.42
£1 : US Dollar	**1.72**	1.93

Australia

In 2005 HBOS Australia pursued significant planned investment and growth. Key objectives for the year included customer acquisition through the combination of a service and product-led strategy emphasising a better deal for customers. Investment in people, infrastructure and systems included modernisation of the cards platform, a substantial IT systems upgrade, the expansion of our East Coast physical presence and a significantly increased sales force.

Our performance exceeded expectations due to underlying strength in all five business streams producing underlying profit before tax of £224m, up 17% on 2004. This was achieved as a result of strong income growth from market share gains despite financing considerable planned investment.

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Net interest income	**413**	338
Non-interest income	**143**	89
Fees and commission income	**99**	80
Fees and commission expense	**(6)**	(12)
Net earned premiums on insurance contracts	**16**	
Operating lease rental income	**10**	7
Other operating income	**24**	14
Net operating income	**556**	427
Operating expenses	**(302)**	(219)
Staff	**(145)**	(106)
Accommodation, repairs and maintenance	**(18)**	(15)
Technology	**(12)**	(4)
Marketing and communication	**(22)**	(17)
Depreciation:		
Tangible and intangible fixed assets	**(16)**	(12)
Other	**(65)**	(59)
Underlying operating expenses	**(278)**	(213)
Operating lease depreciation	**(7)**	(5)
Change in investment contract liabilities	**(11)**	
Net claims incurred on insurance contracts	**(1)**	(1)
Net change in insurance contract liabilities	**(5)**	
Operating profit before provisions	**254**	208
Impairment losses on loans and advances	**(33)**	(19)
Share of profits of associates and jointly controlled entities	**3**	2
Underlying profit before tax	**224**	191
Net interest margin	**2.39%**	2.41%
Impairment losses as a % of average advances	**0.19%**	0.14%
Cost:income ratio	**52.3%**	50.6%

Net Interest Income

Net interest income increased by 22% as a result of a 35% growth in advances. The interest margin of 2.39% for 2005 compares with 2.41% for 2004.

Movement in margin	Basis points
Net interest margin for the year ended 31 December 2004	241
Lending margins	(2)
Net interest margin for the year ended 31 December 2005	**239**

Non-interest Income

Non-interest income rose by 61% to £143m (2004 £89m). Fee income increased by 24% reflecting the level of growth in the business as well as significantly increased property finance fees within the Asset Finance division. Other operating income benefited from the £9m gain on the sale of the merchant acquiring business and increased insurance and investment income following the purchase of Royal Automobile Club of Victoria ('RACV') Financial Services on 31 March 2005.

Operating Expenses

Underlying operating expenses increased 30% to £278m (2004 £213m). This reflects our previously announced investments in brand recognition, growth in customer facing staff, improvements to internal processes, IT infrastructure, new product delivery and regulatory compliance.

Lending and Deposit Growth

Advances grew by 35% to £19.7bn (2004 £14.6bn) during the year with continued growth in the residential and commercial books. Customer deposits grew by 50% to £9.0bn (2004 £6.0bn) as a result of the continued success of the retail deposits initiative implemented in late 2004 and the flow of commercial deposits through the Specialist Deposit Services unit also established late in 2004.

Credit Quality

Credit quality remains strong with impaired loans as a percentage of closing advances falling to 0.66% (2004 0.76%). Against a backdrop of a 35% increase in advances, impaired loans increased 17%. Provisions remained relatively steady at 62% (2004 64%) of impaired loans. Impairment losses as a percentage of average advances rose to 0.19% (2004 0.14%).



mortgage success
mortgages grew by 22 per cent.
Seniors Equity Release, the Gold Equity Release,
Personal Investor Magazine's Line of
Home Loan of the Year) and a focus on
brokers, including Gimme 5, the industry's
6.66%
Australia
first
ate
turns
ads.
6.66%

	As at 31.12.2005	As at 31.12.2004 Pro forma
Loans and advances to customers	**£19.7bn**	£14.6bn
Impairment provisions on advances	**£80m**	£71m
Impairment provisions as a % of closing advances	**0.41%**	0.49%
Classification of advances*:	**%**	%
Agriculture, forestry and fishing	**2**	3
Energy	**4**	3
Manufacturing industry	**3**	3
Construction and property	**23**	21
Hotels, restaurants and wholesale and retail trade	**8**	8
Transport, storage and communication	**2**	2
Financial	**3**	7
Other services etc.	**8**	8
Individuals:		
Home mortgages	**42**	37
Other personal lending	**5**	7
Overseas residents		1
	100	100
Impaired loans	**£130m**	£111m
Impaired loans as a % of closing advances	**0.66%**	0.76%
Impairment provisions as a % of impaired loans	**62%**	64%
Risk weighted assets	**£16.4bn**	£12.0bn
Customer deposits	**£9.0bn**	£6.0bn

* Before impairment provisions.

Operational Performance

The investment being made to expand the national coverage of our Australian operations is designed to support future profitable growth in each major business division. Our simultaneous focus on business-as-usual performance aside from this investment, resulted in strong growth in 2005 as well.

Retail Division

Our Retail division, operating under the BankWest brand, continued its push to build national market share with a customer value, product-led strategy. Lending was up 29% to £8.5bn and deposits up 40% to £4.5bn.

Strong increases in mortgage business through the broker channel were underpinned by the 'Gimme 5' initiative, a unique customer proposition guaranteeing quality service. Our East Coast physical presence grew with the opening of retail branches in Sydney and Melbourne, and a partnership with 7-Eleven that will establish more than 350 ATMs on the East Coast during 2006. The promotion of TeleNet and Zero MasterCard helped boost brand awareness and customer acquisition on the East Coast, as did the launch of BankWest Debit, the first MasterCard debit card in Australia. The strength of customer proposition that lies behind this rapid growth was evidenced by numerous awards from magazines including 'Money', 'Personal Investor' and 'Australian Broker'.

Business Division

Our Business division, operating under the BankWest brand, made excellent progress during the year, successfully recruiting more than 100 business banking managers and continuing to build market share. Lending was up 52% to £3.8bn and deposits up 62% to £4.5bn.

During 2005, our physical presence on the East Coast increased with the opening of nine new business centres. The response from local businesses has been strong and we plan to open at least 10 more centres in 2006. We also continued to grow our programme which provides specialist financial solutions and innovative products to specific industries such as hospitality, business and professional services, health and medical care and franchising. We also formed a strategic alliance with First Data to provide merchant services under the banner of BWA Merchant Services.

Corporate Division

Our Corporate division, operating under the BOS International brand, recorded significant growth in 2005 with lending up 60% to £4.0bn. We continue to hold a market leading position as an arranger of transactions across the Leveraged and Acquisition Finance, Property, Project and Infrastructure markets. BOS International is well placed to continue taking advantage of opportunities in the active mergers and acquisitions and resource sectors.

Asset Finance Division

Capital Finance, our Asset Finance division, performed strongly with advances up 13% to £3.5bn, with the Personal Finance, Business Finance and Property Finance units all showing good growth. Property Finance contributed strongly, despite a generally softer market, largely as a result of our strong partner relationships with reputable builders and developers. Personal Finance continued to target profitable and high profile motor dealers with wholesale and retail facilities.

Insurance & Investment Division

Our Insurance & Investment division, operating under the St Andrew's brand, completed the acquisition of RACV Financial Services on 31 March 2005. This will expand the reach of our wealth management and life insurance products across Australia. During the year the financial planning sales force was expanded in Sydney, Melbourne and Perth. In the first half of 2005 the new life insurance product 'Lite Life' was launched through both direct and branch distribution. In the second half of 2005, the new direct investment product 'Top 200' was launched.

Prospects

HBOS Australia continues to target growth and customer acquisition in 2006, building on the platform established over the past 18 months. The Australian market continues to offer excellent opportunities and each of our business divisions is developing a strong position from which to take advantage of those opportunities. We remain excited about our prospects in Australia.

International continued

HQ open and transparent
At the new Bank of Scotland Ireland headquarters we have created a contemporary and functional space that promotes a feeling of openness and transparency. The layouts are entirely open plan with no hierarchy of spaces. The building has been built around energy conservation technology, such as automatic lighting control. The Taoiseach, Bertie Ahern TD, officially opened its Dublin headquarters in June 2005.



Ireland

During a period of significant investment our operations in Ireland performed strongly. Our goal of developing a retail presence took a major step forward in 2005 with the purchase of a branch network from the Irish Electricity Supply Board ('ESB'). This deal delivered potential footfall equating to 7% of the adult population together with retail experienced colleagues. Our high street presence is now being rapidly progressed with the opening of the first seven branches in January and February 2006 from the planned 46. Meanwhile, the growth strategy for our existing businesses continues at pace, with the delivery of another successive year of double digit profit growth.

Underlying profit before tax increased by 7% to £104m. Profits from existing businesses (i.e. excluding the retail investment) increased by 20% to £116m. Strong growth was recorded across all areas with advances up 36% to £12.1bn and customer deposits up 13% to £4.4bn.

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Net interest income	203	160
Non-interest income	39	28
Fees and commission income	15	16
Fees and commission expense	(3)	(2)
Operating lease rental income	13	13
Other operating income	14	1
Net operating income	242	188
Operating expenses	(108)	(80)
Staff	(55)	(42)
Accommodation, repairs and maintenance	(11)	(5)
Technology	(3)	(2)
Marketing and communication	(6)	(5)
Depreciation:		
Tangible and intangible fixed assets	(5)	(5)
Other	(16)	(9)
Underlying operating expenses	(96)	(68)
Operating lease depreciation	(12)	(12)
Impairment on investment securities	(5)	1
Operating profit before provisions	129	109
Impairment losses on loans and advances	(21)	(11)
Share of losses of associates and jointly controlled entities	(4)	(1)
Underlying profit before tax	104	97
Net interest margin	1.77%	2.01%
Impairment losses as a % of average advances	0.20%	0.15%
Cost:income ratio	42.7%	38.4%

Net Interest Income

Advances growth of 36% drove net interest income growth of 27% to £203m with the net interest margin declining to 1.77%.

Movement in margin	Basis points
Net interest margin for the year ended 31 December 2004	201
Product mix	(9)
Mortgages	(2)
Business Banking	(7)
Funding and other movements	(6)
Net interest margin for the year ended 31 December 2005	**177**

The principal factors behind the reduction in net interest margin were the change in product mix driven by our Retail expansion and the full year impact of the inclusion of the Irish mortgage portfolio, which transferred from the UK Retail division in July 2004. As expected, margins in our business banking market narrowed in the face of tougher competition.

Non-interest Income

Non-interest income increased 39% to £39m (2004 £28m). The increase arose in other operating income, which includes profit on the realisation of a number of investments within our Venture Capital portfolio, which was designed to reposition this product offering. This is part of our strategy to replicate the successful UK corporate banking model where venture capital will form part of a more diversified offering.

Operating Expenses

Operating expenses increased by 35% to £108m (2004 £80m) partly as a result of our significant investment in the Retail expansion. We also relocated our central Dublin activities during the year and invested in premises, staff and IT to continue growth in business banking.

First new Irish bank in 120 years

In January 2006, Bank of Scotland (Ireland) opened the doors to its new retail bank, providing a range of personal banking products to Irish customers. The first entirely new bank to hit the Irish High Street in 120 years has established its branch network using former ESB ShopElectric outlets.


ello

Change for the better

Credit Quality

Credit quality remained strong with impaired loans as a percentage of closing advances below the previous period at 1.98% (2004 2.07%).

Balance Sheet and Asset Quality Information

	As at 31.12.2005	As at 31.12.2004 Pro forma
Loans and advances to customers	**£12.1bn**	£8.9bn
Impairment provisions on advances	**£91m**	£72m
Impairment provisions as a % of closing advances	**0.75%**	0.81%
Classification of advances*:	**%**	%
Agriculture, forestry and fishing		1
Manufacturing industry	**5**	7
Construction and property	**25**	20
Hotels, restaurants and wholesale and retail trade	**15**	19
Transport, storage and communication	**2**	2
Financial	**2**	2
Other services etc.	**8**	10
Individuals:		
Home mortgages	**25**	24
Other personal lending	**7**	6
Overseas residents	**11**	9
	100	100
Impaired loans	**£240m**	£184m
Impaired loans as a % of closing advances	**1.98%**	2.07%
Impairment provisions as a % of impaired loans	**38%**	39%
Risk weighted assets	**£11.2bn**	£8.3bn
Customer deposits	***£4.4bn***	£3.9bn

* Before impairment provisions.

Operational Performance

Business Banking

Operating under the Bank of Scotland (Ireland) brand, this business had another excellent year with each of the three main sub divisions (Property, Business Banking and Regional Banking) contributing to growth in volumes and profits. The second half of the year was significantly stronger than the first half with advances and pipeline reaching new highs, the latter being over £2.3bn. Gross lending increased by 46% to £3.8bn (2004 £2.6bn); as advances increased by 36% to £8.7bn (2004 £6.4bn). Customer deposits also grew at a satisfactory rate of 13%. Our No. 2 position in Business Banking combined with continued strong demand and our significantly increased distribution as part of the Retail strategy leaves us well positioned to continue our growth in this market.

Retail

Our Intermediary Sales division had a good year with strong performances in Asset Finance and Homeloans. Homeloan advances were up 47% to £2.6bn in the year. During the year we launched a buy to let mortgage product aimed at the broker market and this has been very well received with excellent volumes and pipeline.

In November 2005 we successfully concluded a project that saw us become a full member of the clearing system in Ireland, the first major bank to become a new member of the clearing system for over 20 years. This development is very important to our Retail plans, giving us the ability to offer customers a full range of current account features.

During the year we completed the purchase of certain assets of the Irish Electricity Supply Board retail business. This transaction has been fully funded by Bank of Scotland (Ireland) from its own resources. The deal demonstrates our resolve to provide Irish consumers real choice in their banking. As part of that choice, customers will have the option of dealing with us through this new branch network, internet/telephone channels and our existing intermediary network. We opened the first refurbished branches and our Customer Service Centre in Dundalk in January 2006 when we also launched the first of our Retail products. Reaction to our 'hero' product priced deals in mortgages, credit cards, savings and personal loans has exceeded initial expectations. We have an intensive programme of product launches and branch openings planned throughout 2006. We plan to open a total of 46 branches at a rate of one new branch every 10 days.

The underlying economic conditions in Ireland continue to be very positive with strong GDP growth projected for 2006 and 2007, unemployment low and consumer confidence increasing. Ireland continues to be one of Europe's most outstanding economies.

Consumer and media reaction to the opening of the first of the new Retail branches and the launch of the Retail products has been very positive, and despite the long term nature of the changes in the market we are seeking to instigate, we are confident that this will provide exciting, profitable growth opportunities for us going forward. Our ability to deploy our experience of tackling similarly entrenched and less customer friendly competitors in the UK will be put to good use in Ireland and will serve to demonstrate the exportability of the HBOS Retail model.

Meanwhile, our focus and confidence in our existing operations is certainly not diminished. Prospects for our core Business Banking businesses are excellent with market conditions favourable and pipeline strong. In our Intermediary Sales division we plan further product launches and remain confident in the home loans market in Ireland. We will continue to grow in our existing markets as well as expanding our presence in developing markets such as Integrated and Acquisition Finance where we will leverage off expertise in other areas of HBOS.

The significant step up in our operations in Ireland reflects our confidence in the Irish market place and the attractiveness of our proposition.

International continued



PLA
ly 0%
in Ireland

Irish launch of Plastic
One of the first products launched by Bank of Scotland (Ireland) was Plastic – the cheapest credit card in the country, and one that also offers 0% on purchases and balance transfers.

Europe & North America

The Europe & North America division ('ENA'), was formed as part of the new divisional structure announced in June 2005. This new division comprises the three main businesses of Corporate, Retail and Investment. Our Corporate activities cover both Europe and North America, the latter including Drive Financial Services ('Drive') our motor finance business based in Texas, in which we have a 64.5% shareholding. Our Retail activities consist of our expanding branch network in Spain, trading under Banco Halifax Hispania, and our leading online and intermediary mortgage business in The Netherlands. Our Investment business, HBOS Europe Financial Services ('EFS'), includes Clerical Medical Europe based in Luxembourg and the recently acquired MLP Life now renamed Heidelberger Leben based in Heidelberg. This new division provides us with a stronger basis upon which to develop our operations in these important markets.

ENA delivered a strong set of trading results with underlying profit before tax up 135% to £282m (2004 £120m).

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Net interest income	**402**	230
Non-interest income	**321**	311
Fees and commission income	**92**	13
Fees and commission expense	**(167)**	(69)
Net earned premiums on insurance contracts	**171**	163
Change in value of in-force long term assurance business	**59**	108
Operating lease rental income	**9**	
Investment and other operating income	**157**	96
Net operating income	**723**	541
Operating expenses	**(313)**	(274)
Staff	**(83)**	(54)
Accommodation, repairs and maintenance	**(10)**	(7)
Technology	**(4)**	(1)
Marketing and communication	**(7)**	(6)
Depreciation:		
Tangible and intangible fixed assets	**(7)**	(4)
Other	**(43)**	(23)
Sub total	**(154)**	(95)
Recharges:		
Technology	**(1)**	(1)
Underlying operating expenses	**(155)**	(96)
Operating lease depreciation	**(6)**	
Change in investment contract liabilities	**120**	(56)
Net claims incurred on insurance contracts	**(126)**	(54)
Net change in insurance contract liabilities	**(146)**	(68)
Impairment on investment securities	**(1)**	(2)
Operating profit before provisions	**409**	265
Impairment losses on loans and advances	**(126)**	(156)
Share of (losses)/profits of associates and jointly controlled entities	**(1)**	11
Underlying profit before tax	**282**	120
Net interest margin	**4.09%**	2.80%
Impairment losses as a % of average advances	**1.26%**	1.81%
Cost:income ratio	**27.5%**	26.6%

Adjusting for the impact of acquisitions, ENA's 'like for like' underlying profit before tax grew by 83% in 2005. If Drive had been consolidated as a subsidiary for the full 12 months in 2004 a further £13m would have been added to that year's profit while the consolidation of Heidelberger Leben from July 2005 contributed an additional £39m to the 2005 results.

All areas of Corporate and Retail contributed to the increase in underlying 'like for like' profits. Corporate benefited from a continuing robust performance in the USA and strong income generation in Europe, coupled with a significant improvement in credit quality. Retail earnings were boosted by a strong performance from our mortgage business in The Netherlands and the continuing branch roll-out programme in Spain. As a result of major tax reforms in Germany at the end of 2004 there was a surge of new investment business in that year not replicated in 2005. This resulted in a reduction of underlying profit before tax for EFS when the results of Heidelberger Leben are excluded.



Turbo drive
Dallas-based Drive Financial Services – which offers car financing – has experienced another record year. The company grew substantially with originations hitting the $1.2bn mark (a 48% increase on 2004) and contracts purchased reaching 80,000 (a 35% increase on 2004). The overall result was an all-time high portfolio of $1.74bn.

Following the transition to IFRS, the income statement includes a number of income and expense items which relate solely to policyholder payments and benefits in the EFS business. The income statement, incorporating the netting of these items, can be summarised in a simplified format as follows:

Simplified Income Statement

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Net interest income	**402**	230
Underlying non-interest income	**162**	131
Underlying net operating income	**564**	361
Underlying operating expenses	**(155)**	(96)
Impairment losses on loans and advances	**(126)**	(156)
Share of (losses)/profits of associates and jointly controlled entities	**(1)**	11
Underlying profit before tax	**282**	120

Net Interest Income

Net interest income rose by 75% to £402m benefiting from the consolidation of the full year's results of Drive as opposed to only two months in 2004. Advances increased by 25% to £11.1bn with strong growth experienced in our online mortgage book in The Netherlands and, in the USA, both in our mainstream Corporate business and in Drive.

Our overall net interest margin increased to 409bps within which a key component was the full year benefit of the high margin Drive business. Excluding Drive, the 22bps reduction in our core business reflects planned changes in the product mix leading to a more balanced Corporate loan portfolio while in Retail intensive competition in the mortgage sector, particularly in The Netherlands, saw mortgage margins tighten.

Movement in margin	*Basis points*
Net interest margin for the year ended 31 December 2004	280
Lending margin Corporate	6
Lending margin Retail	(6)
Change in product mix	(22)
Drive	151
Net interest margin for the year ended 31 December 2005	**409**

Non-interest Income

Underlying non-interest income increased by 24% to £162m (2004 £131m).

The increase in Corporate and Retail reflects the growth in business and a continuing focus on fee generation. In EFS, the increase is accounted for by the acquisition of Heidelberger Leben.

Operating Expenses

Underlying operating expenses increased by 61% to £155m (2004 £96m), a significant part of which is due to the full year consolidation of Drive and the acquisition of Heidelberger Leben. Excluding these, underlying operating expenses grew by 18% to £105m (2004 £89m). This is driven by a substantial investment in people and processes to support an expanding business across a diverse regulatory framework and continued expansion of the Retail branch network in Spain. As a result of this investment, our cost:income ratio has increased to 27.5% (2004 26.6%).

Lending Growth

Our loan portfolio now totals £11.1bn reflecting an increase of 25% in the year. The portfolio is well spread by geography and sector and is split 55% Corporate and 45% Retail with the latter almost wholly in the form of residential mortgages.

The largest overall concentration in our lending book as shown below continues to be in property with residential mortgages accounting for 45% and commercial property 14%.

Credit Quality

Overall credit quality improved substantially in 2005 with the level of impaired loans as a percentage of closing advances reducing to 1.61% in 2005 (2004 2.52%) and impairment losses as a percentage of average advances decreasing to 1.26% (2004 1.81%).

In Corporate, excluding Drive, impaired loans as a percentage of closing advances improved from 3.58% in 2004 to 2.01% in 2005 and impairment losses as a percentage of average advances improved to 0.54% (2004 2.71%), reflecting a proactive approach to credit risk management and a favourable market environment. The impairment losses in 2004 include the impact of a single loan default of £37m in Europe.

In Retail our credit quality has remained stable. Impaired loans as a percentage of closing advances improved to 0.40% in 2005 (2004 0.44%), whilst impairment losses as a percentage of average advances were unchanged at 0.14%.

Advances	As at 31.12.2005 £bn	As at 31.12.2004 £bn	As at 31.12.2005 %	As at 31.12.2004 %
Corporate				
North America	**3.1**	2.1	**28**	24
Europe	**3.0**	2.9	**27**	32
Retail	**5.0**	3.9	**45**	44
	11.1	8.9	**100**	100

	As at 31.12.2005	As at 31.12.2004 Pro forma
Loans and advances to customers	**£11.1bn**	£8.9bn
Impairment provisions on advances	**£139m**	£126m
Impairment provisions as a % of closing advances	**1.25%**	1.42%
Classification of advances*:	**%**	%
Hotels, restaurants and wholesale and retail trade	**2**	3
Financial	**2**	1
Individuals:		
Home mortgages	**45**	42
Other personal lending	**8**	7
Overseas residents:		
Energy	**4**	5
Manufacturing industry	**5**	8
Construction and property	**14**	9
Hotels, restaurants and wholesale and retail trade	**2**	3
Transport, storage and communication	**1**	2
Financial	**2**	3
Other services	**15**	17
	100	100
Impaired loans	**£179m**	£224m
Impaired loans as a % of closing advances	**1.61%**	2.52%
Impairment provisions as a % of impaired loans	**78%**	56%
Risk weighted assets	**£11.1bn**	£9.2bn
Customer deposits	**£0.5bn**	£0.1bn

* Before impairment provisions.

Operational Performance

Corporate

Our Corporate Europe operations consist of a network of offices in Paris, Frankfurt, Madrid, Amsterdam and Antwerp that target carefully identified opportunities in sectors of expertise such as corporate finance, acquisition finance, commercial real estate, project finance and infrastructure finance. In 2005, our growing reputation in these sectors enabled us to maintain margins whilst substantially improving the credit quality of the loan book. Through our niche market focus, we increased advances by 3% to £3.0bn (2004 £2.9bn). This level of growth reflects high activity levels offset by greater than planned churn in the portfolio, a strong focus on asset quality and more effective capital and asset management.

Our North American business incorporates a US banking branch, supported by a network of seven loan production offices, and BoS (USA) Inc. a wholly owned non-bank financial subsidiary. The branch has developed a balanced portfolio of corporate assets, with a particular focus on sectors where it has real knowledge of the operating environment, such as oil and gas. Additionally, the branch works closely with a number of regional banks, partnering with them as they execute their growth plans.

Drive, which holds a leading position as a national scale provider of sub-prime motor finance, is characterised by high margins, but correspondingly higher expected impairment losses. Drive is currently active in 34 states and enjoyed strong growth in earnings (up 73%) and advances (up 41%) in 2005.

Retail
Our branch network in Spain focuses primarily on UK residents seeking to acquire property in the expanding Spanish residential property sector, while at the same time building a niche position in the Spanish domestic retail market. Headquartered in Madrid, Banco Halifax Hispania provides a full banking service from a network of branches strategically located along the coast of Spain. With the opening of four new branches in 2005 our branch network has increased to 14 with a further six offices planned in 2006. Returns from this business remained steady in 2005 throughout the ongoing branch expansion programme. Our leading online and intermediary mortgage business, trading under the BOS Netherlands brand, continues to compete successfully in the Dutch residential mortgage market. Through our value for money product-led strategy with a focus on service quality, we have created a strong niche within a broad customer base.

European Financial Services
EFS, our Investment business, comprises Clerical Medical Europe ('CME'), a leading cross border life and pensions provider based in Luxembourg with its processing centre in Maastricht, and Heidelberger Leben included from July 2005. CME targets the German investment market through independent brokers and in addition operates in Austria and Italy. Heidelberger Leben provides mainly unit-linked life assurance deferred annuity pension products to the sales network of MLP AG under a long term distribution arrangement agreed at the time of the acquisition. The unique combination of a cross border provider operating with a dynamic, unit-linked local German insurance company will provide a strong multi-brand, multi-product competitor in the German investment market.

Relative to the very strong sales performance of 2004 which benefited from a surge of new business from major tax reforms in Germany, overall investment sales in 2005 at £79m APE, were 42% lower (2004 £137m). Within this, CME sales returned back to a more normal run rate of £45m APE (2004 £137m) and Heidelberger Leben added £34m during the six month period from 1 July 2005.

All investment business in EFS is accounted for on an embedded value basis. The table below analyses the profit contribution of EFS.

	Year ended 31.12.2005 £m	Year ended 31.12.2004 £m
Expected contribution from existing business	**30**	12
Actual vs expected experience on existing business		8
	30	20
Contribution from new business	**32**	52
Investment earnings on net assets using long term assumptions	**3**	
Underlying profit before tax	**65**	72

New business profitability when measured on a consistent embedded value basis was 56% APE in 2005 (2004 43%, excluding Heidelberger Leben).

The economic assumptions used to calculate embedded value in 2005 are the same as those in 2004. Details of the basis can be found on pages 14 and 15 of the Financial Review. This section also includes an analysis of the embedded value, including sensitivities to the key assumptions.

Prospects
In 2006 we will concentrate on expanding our range of products, distribution channels and brands across our Corporate, Retail and EFS businesses while targeting countries and sectors where attractive risk adjusted returns are achievable.

The creation of ENA provides us with a strong platform from which to pursue further organic growth opportunities in Europe and North America through selective expansion in niche specialist markets where skills and experience developed in the UK can be profitably deployed.

Investment Sales

	Year ended 31.12.2005 Single £m	Year ended 31.12.2005 Annual £m	Year ended 31.12.2005 Total £m	Year ended 31.12.2005 Total APE £m	Year ended 31.12.2004 Single £m	Year ended 31.12.2004 Annual £m	Year ended 31.12.2004 Total £m	Year ended 31.12.2004 Total APE £m
Life:	**166**	**46**	**212**	**63**	221	115	336	137
With-profit	**125**	**23**	**148**	**36**	216	114	330	135
Unit Linked	**41**	**15**	**56**	**19**	5	1	6	2
Protection		**8**	**8**	**8**				
Individual Pensions	**1**	**16**	**17**	**16**				
Total	**167**	**62**	**229**	**79**	221	115	336	137



HBOS
LONDON
11:24
06:24
03:24

Treasury & Asset Management

Our trading business performed strongly across credit, foreign exchange and derivatives, with trading revenues up 18%

Underlying profit before tax

2005	£263m
2004	£275m


FTSE 5851.1 -24.8 GBP= 1.7464 1.7470 HBOS.L 1080.12
DJI 11097.55 35.7 JPY= 116.21 116.24 GILTS 113.88
GOLD 556.5 557.25 EUR= 1.1885 1.1890 TREAS 112.5
CRUDE 58.32 58.34 EUR/GBP0.6805 0.6808 BUNDS 120.19

clear support

Underlying profit before tax in Treasury & Asset Management decreased by 4% to £263m (2004 £275m). Excluding the £31m impact of the first time inclusion of IFRS derivative hedge accounting, £30m of which relates to the timing of recognition of income, underlying profit before tax on a 'like-for-like' basis increased by 7% to £294m. Asset quality remains high and no credit provisions were required in the period.

Financial Performance
Income Statement

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Net interest income	**183**	168
Non-interest income	**326**	316
Net trading income	**197**	208
Fees and commission income	**146**	122
Fees and commission expense	**(37)**	(40)
Other operating income	**20**	26
Net operating income	**509**	484
Operating expenses	**(247)**	(212)
Staff	**(134)**	(121)
Accommodation, repairs and maintenance	**(1)**	(4)
Technology	**(10)**	(8)
Marketing and communication	**(5)**	(6)
Depreciation:		
Tangible and intangible fixed assets	**(4)**	(2)
Other	**(74)**	(61)
Sub total	**(228)**	(202)
Recharges:		
Technology	**(4)**	(3)
Accommodation	**(13)**	(6)
Other shared services	**(2)**	(1)
Impairment on investment securities		3
Share of profits of associates and jointly controlled entities	**1**	
Underlying profit before tax	**263**	275
Net interest margin (bps)*	**8**	9
Cost:income ratio	**48.5%**	43.5%
Funds under management	**£88.7bn**	£77.7bn
Risk weighted assets	**£13.7bn**	£15.0bn

* Net interest margin has been calculated as net interest income divided by average interest earning assets excluding securities classified as trading assets but including lending to other members of the Group.

IFRS Derivative Hedge Accounting

Applying the new IFRS rules on derivatives income recognition contained in IAS 39 reduced non-interest income by £31m in 2005, there being two significant changes compared to UK GAAP. Firstly, under IFRS, we now account for certain derivative transactions on an accruals basis rather than a net present value basis. This results in income being recognised over a longer period compared to UK GAAP, and in 2005 this reduced non-interest income by £30m. Secondly, for derivative transactions that hedge underlying banking exposures, we are required to reflect any 'hedge ineffectiveness' immediately through the profit and loss account, creating short term volatility in income recognition that can be positive or negative. This resulted in a reduction of just £1m for the full year.

Our 2004 IFRS pro forma income statement does not reflect the impact of derivative hedge accounting due to the necessary documentation not being in place given the late finalisation of the IFRS standard.

Net Interest Income
Net interest income increased 9% to £183m (2004 £168m). We continue to grow our Structured Investments and Credit Liquidity Portfolios, which invest in high credit quality liquid securities. This has contributed to the increase in net interest income, although this has been offset by a reduction in income from funding and liquidity activities, where the continuing lengthening of the maturity profile of wholesale funding liabilities, in line with the Group's funding plans, has, as previously, depressed the net interest margin.

Non-interest Income
Non-interest income increased by 3% to £326m (2004 £316m), but excluding the £31m impact of the first time inclusion of IFRS derivative hedge accounting, on a 'like-for-like' basis, non-interest income increased by 13% to £357m.

In our Treasury operations, our sales business has had a solid year with sales income up 6% year on year. The trading business performed strongly across credit trading, FX and interest rate derivatives, with revenues up 18%.

In our Asset Management operations, the increase in non-interest income during 2005 is a reflection of the growth in funds under management during the period, success in growing the property management division and additional fees received from Group companies.

Operating Expenses
Operating expenses for the year were £247m, up 17% (2004 £212m), reflecting the planned investment in the Treasury business and its infrastructure, in particular our new Treasury branch in Sydney, and our continued investment in operational infrastructure in the Asset Management business where we enhanced our derivatives platform and risk management capabilities.

Our Asset Management operations continue to enjoy one of the lowest cost bases in their industry as measured by an independent benchmarking survey.

Asset Quality
Within our Treasury operations, we maintain a cautious policy to avoid sub-investment grade investments, with 99% of our interbank and structured investment portfolios rated A or above. During the period no credit provisions were required.

Operational Performance
Our Treasury operations in London, New York and Sydney provide and manage prudential and regulatory liquidity and wholesale multi-currency funding for the HBOS Group. Treasury is also responsible for arranging the Group's debt capital issuance and asset securitisation programmes, and offering a range of treasury services to Group customers.

Our Asset Management operations in London manage the funds of Group and external clients on both a retail and institutional basis.

Equity derivatives expertise underpins retail sales

Treasury's structured hedging programme supports Halifax Life's Guaranteed Investment Plan – the UK's biggest selling structured retail product. It also places the weight of its expertise behind Clerical Medical International's Guaranteed Life Fund.

Structur
program


hedging

Funding
Treasury has again been active in supporting the Group's capital and funding plans during the year, including four capital issuances for HBOS plc and one for Clerical Medical Finance plc. One of these was HBOS plc's groundbreaking £750m 6.0884% preference share perpetual with an issuer's call option in 2015. This was the first benchmark Sterling Tier 1 issue to be marketed both to institutional investors and retail intermediaries, further diversifying HBOS's investor base.

HBOS covered bond programmes raised £3bn of funding during the year. £2.5bn of that issuance came from the residential mortgage programme, of which approximately half was privately placed. These programmes continue to provide access to diversified longer term funding at a competitive cost.

The Group continues to use its established securitisation programmes to provide funding. £10.9bn was raised backed by residential mortgages originated in the UK by either of Halifax or Bank of Scotland through the Permanent and Mound programmes. Furthermore, £1bn was raised in May 2005 backed by residential mortgages originated by Bank of Scotland in the Netherlands and another £1bn was raised in December 2005 backed by UK commercial mortgage loans originated by Bank of Scotland.

BankWest Treasury

Responsibility for the treasury operations of BankWest was transferred to Treasury Division early in 2005. Later in 2005, the BOS International (Australia) Limited treasury operations were successfully merged with the BankWest operations into a new single branch of HBOS Treasury Services based in Sydney.

Asset Management

Insight continues to deliver strong investment performance in its key asset class of fixed income (which makes up approximately 58% of Insight's funds under management). Over 90% of institutional fixed income mandates by value beat their benchmarks over one and three year periods. This track record enabled us to win several large mandates during the year, including appointments by the Pension Protection Fund, the Charities Aid Foundation and the London Pensions Fund Authority. Our equity performance continues to improve with 59% of institutional mandates beating their benchmarks over a one year period.

The benefits of investment in liability driven investment ('LDI') capabilities are starting to show through, with Insight being shortlisted for LDI mandates by a majority of the leading investment consultants. Growth in our property funds has also continued during the year, with our success in the UK now being extended to new funds in Continental Europe. The property team undertook transactions to the value of over £1.7bn in 2005, making them one of the most active investors in the UK property market.

Insight's funds under management increased to £88.7bn (2004 £77.7bn). Total Group funds under management (including SJPC) increased to £101bn (2004 £87bn).

Prospects

Access to Group customers, product innovation and our strong standing in the market underpins our confidence in the profitable growth prospects for Treasury & Asset Management. Our cautious approach to Treasury products and services will be unaltered and in Asset Management, we will continue to pursue the opportunities available to us through our leading positions in fixed income, LDI and property.

The core goal of Treasury & Asset Management will continue to be the delivery of top quality service and performance to the Group and its clients, and in 2006 we will continue to invest in the capabilities to do so.

Insight makes inroads
2005 saw the appointment of Insight to manage funds for the Pension Protection Fund and the Charities Aid Foundation. In addition, a new share issue in July took the Insight Foundation Property Trust to £439m and a place in the FTSE250.



New business and market launch

Five Year Summary

	2005 £m	2004 £m	2003 £m	2002[6] £m	2001[7] £m
Income Statement					
Net operating income [8]	23,617	16,563	8,946	7,546	6,507
Operating expenses [8]	17,244	11,304	3,968	3,609	3,331
Impairment losses on loans and advances/provisions for bad and doubtful debts	1,599	1,255	1,025	832	608
Group underlying profit before tax/Group profit before tax and exceptional items [1]	4,842	4,279	3,885	3,062	2,515
Balance sheet					
Total assets	540,873	479,674	408,413	355,030	312,071
Debt issued/subordinated liabilities [2] [13]	178,215	150,967	12,882	9,127	7,923
Equity share capital [9]	1,884	981	1,363	1,346	1,292
Shareholders' equity (excluding minority interests)/reserves	18,265	16,522	14,005	12,373	10,121

	%	%	%	%	%
Performance Ratios					
Post tax return on mean equity [4] [8] [10]	19.6	19.6	17.7	15.9	15.1
Cost:income ratio [3] [11]	42.2	44.7	41.6	45.2	49.2
Net interest margin [12]	1.80	1.79	1.77	1.83	1.87

			per ordinary share		
	pence	pence	pence	pence	pence
Shareholder Information					
Dividends [5]	36.10	32.95	30.9	29.4	28.0
Underlying earnings	86.4	78.0	68.5	56.1	47.7

2005 numbers are prepared in accordance with IFRS as adopted for use by the European Union at the date the consolidated IFRS financial statements were approved by the Board. IAS 32, IAS 39 and IFRS 4 only became effective from 1 January 2005. In order to provide more meaningful comparative information, the 2004 financial information above has therefore been prepared on a 'pro forma' basis. *This includes the impact of these standards with the exception of the income statement impact of derivative hedge accounting. Numbers for 2001 to 2003 are prepared in accordance with UK GAAP.*

Notes relating to 2004 and 2005

(1) References to 'underlying' relate to 2004 and 2005 and incorporate the following adjustments:
Excluding Retail rationalisation costs, merger integration costs, mortgage endowment compensation, goodwill impairment, the effects of grossing up embedded value profits for policyholder tax paid on Long Term Assurance Business contracts as well as the impact of short term fluctuations in investment returns and changes to economic assumptions for Long Term Assurance Business accounted for on an embedded value basis; and
Netting of operating lease depreciation, impairment on investment securities, changes in insurance and investment contract liabilities, changes in unallocated surplus and net claims incurred on insurance contracts against income.

(2) The figures for debt issued comprise debt securities in issue and other borrowed funds.

(3) The cost:income ratio is calculated on an underlying basis.

(4) Post tax return on mean equity is calculated by dividing underlying profit attributable to ordinary shareholders by the monthly average of ordinary shareholders' funds.

(5) In line with IFRS, these ordinary dividends are not charged to reserves until there is a contractual obligation to pay.

Notes relating to 2001 to 2003

(6) 2002 numbers are restated from those that were published in the 2002 Annual Report and Accounts to reflect the implementation from 2003 onwards of UITF 37 'Purchases and Sales of Own Shares' and UITF 38 'Accounting for ESOP trusts'. Prior years are not restated as the effect is not material.

(7) 2001 numbers are restated from those that were published in the 2001 Annual Report and Accounts to reflect the use from 2002 onwards of unsmoothed asset values for the purposes of determining the income from Long Term Assurance Business, the implementation of FRS 19 'Deferred Tax' and UITF 33 'Obligations in Capital Instruments'.

(8) Excluding exceptional items.

(9) Includes certain non-equity interests.

(10) From 2002 onwards, mean equity is calculated on a monthly average basis. Prior to this date, mean equity was calculated on a simple average basis.

(11) The cost:income ratio is calculated excluding exceptional items and goodwill amortisation and after netting operating lease depreciation, amounts written off fixed asset investments and general insurance claims against operating income.

(12) The net interest margin in 2001 is calculated excluding trading assets and from 2002 onwards is calculated before the deduction of average loans and advances subject to non-returnable finance.

(13) The figures for 2001 to 2003 represent subordinated liabilties.

Risk Management

Introduction

HBOS is involved in the provision of retail, business and corporate banking, treasury services, investment management, insurance and life assurance. Inherent within the provision of financial services are a number of diverse risks, which may have a material impact on the Group's financial performance. These include, though not exclusively, credit, market, liquidity, operational and insurance risk.

Identification, measurement and management of risk is a strategic priority for the Group. A comprehensive framework of internal controls for risk management has been established at both Group level and within all constituent businesses. The Board has overall responsibility for the Group's system of control, including approval of the principal risk policies and standards and of the terms of reference of Board Committees, while some aspects are delegated to Board and Executive Committees and to senior management within the Group. The Board is also responsible for reviewing the effectiveness of the systems and controls. The system of controls described in this section has been in place throughout the period to the date of approval of the Annual Report and Accounts unless otherwise stated. It accords with the Turnbull guidance on internal control and has also been reviewed by the Board specifically for the purposes of this statement.

Information on the principal risks and the Group's approach to risk management and the system of controls adopted is described in the following sections.

This report has been audited by KPMG Audit plc from the section entitled 'Credit Risk' on page 56 to the end of the section on 'General Insurance' on page 60.

Overview: Management and controls Principles

The system of internal control provides for clear accountabilities for risk management and applies across the Group's operations. It covers strategic, financial and operational risks and provides for assurances to successive levels of management and to the Board. Additional information about the particular types of risks faced by the Group is given on the following pages.

The Group seeks to maintain high standards for the management of risk and the system of controls is continually evolving. Specialist risk managers are tasked with researching industry best practice, and with ensuring that standards and policies within the Group are progressively developed to improve risk management practice.

Within the Group, risk is managed in accordance with the following principles:

- Key risks are identified, measured where appropriate, and managed to achieve a balance between risk and reward, which is acceptable to the Board. Each year the Board carries out a formal strategic review of risk management, and also reassesses its appetite for risk in light of the Group's annual business plan. This focus on aligning the taking of risk with the achievement of business objectives means that the control system is designed to manage, rather than eliminate, risk and can provide only reasonable - and not absolute - assurance against material misstatement or loss.
- Responsibility for risk is a key element of managers' competencies at all levels. For each major risk type, specialist teams have been established where appropriate, both in the divisions and at Group level, to ensure that guidance is available for managers within the Group.
- Staff and systems resources are dedicated to ensuring that risk management information is accurate, timely and relevant to the business, reflecting the true position at any given time.

The Risk Management Framework

HBOS follows a model that allocates specific roles in the management of risk to specified executives and senior managers and to Board and Executive Committees. This is undertaken within an overall framework and strategy established by the Board. This model is based on the concept of 'three lines of defence':

- Within the operating divisions, primary management responsibility for strategy, performance management and risk control lies with the Divisional Chief Executives (*first line of defence*);
- Centralised policies and standards are developed and objective oversight of risk management is exercised by specialist risk functions, supporting the Group's Executive Committees and Executive Risk Committees (*second line of defence*); and
- Independent and objective assurance on the effectiveness of control systems is provided by Group Internal Audit and the Audit Committee (*third line of defence*).

This model operates through a formal governance structure, comprising committees with specified areas of responsibility, supported by management functions with a similar remit.

Increasingly, the actions required to actively manage the overall capital, liquidity and operating position of the HBOS Group are converging. In recognition of this, and in anticipation of the potential changes to the overall risk sensitivity of the regulatory capital position under a Basel II framework, a revised formal governance structure for the HBOS Group will be incorporated within the risk framework (see Diagram 1). This represents a change to the governance structure that operated in 2005. To assist in comparison with previous years, the changes in governance structure have been incorporated within the detailed commentary on each risk area.

Strategy, performance measurement and risk control

The Group's risk appetite is established by the Board. The strategy for managing risk is formulated by the Executive Committee and recommended to the Board for approval. The Executive Committee also reviews the effectiveness of risk management systems through reports from management and from the Group Executive Risk Committees.

Management has primary responsibility for identifying and evaluating significant risks to the business and for designing and operating suitable controls. Internal and external risks are assessed, including control breakdowns, disruption of information systems, competition and regulatory requirements. The assessment process is designed to be consistent across the divisions and group functions and uses an iterative challenge process to provide successive assurances to ascending levels of management up to the Board.

In judging the effectiveness of the Group's controls, the Board reviews the reports of the Audit Committee and management. It also considers key performance indicators and reviews monthly financial and business performance showing variances against budget.

Divisional Chief Executives have responsibility for managing strategic, market, credit, liquidity, regulatory and operational issues and risks affecting their own operations within the parameters of the Group policies set by or under the authority of the Board. Each business division also has its own risk management committee or committees.

Policy, performance and risk oversight

The Group Executive Risk Committees consider risks and risk management from the Group's perspective and are supported by the specialist Group Risk functions. Together they develop the policies and parameters within which business divisions are required to manage risk. They provide central oversight by reviewing and challenging the work of the business divisions' own risk committees and by providing functional leadership in the development and implementation of risk management techniques.

Committees covering specific types of risk assist the Board to formulate risk appetite, policies and strategies for that specific risk type, and are responsible for the implementation and maintenance of the risk management framework relating to that risk.

The four specific Executive Risk Committees are:

- Group Credit Risk Committee, which covers all credit risk matters;
- Group Market Risk Committee, (formerly the Group Asset & Liability Committee) which is responsible for all trading and market risk matters;
- Group Insurance Risk Committee, (formerly the Group Insurance & Investment Risk Committee) which is responsible for insurance risks within the insurance and investment businesses; and
- Group Operational Risk Committee, responsible for operational and regulatory risks.

The Group has an established specialist Group Risk function, reporting to the Group Risk Director, in support of these Committees. Its accountabilities are:

- to recommend Group policies, standards and limits;
- to monitor compliance with those policies, standards and limits; and
- to aggregate risks arising in the business divisions and to monitor the overall Group position independently from the divisions' own analysis.

Group Risk is also responsible for oversight of the Group's adherence to regulatory requirements and for oversight of



HBOS Board
First Line of Defence
Second Line of Defence
Third Line of Defence
Group Chief Executive
Group Functions
Audit Committee
Group Finance Director
Group Capital Committee
Group Funding & Liquidity Committee
Share Market Activity Committee
Regulatory Capital Adequacy Committee
Group Credit Risk Committee Supported by GWCC
Divisional Chief Executives supported by Divisional Risk Committees
Executive Committee
Group Risk Director
Group Market Risk Committee
Group Insurance Risk Committee
Group Operational Risk Committee
Divisional Risk Control Committees

Diagram 1

communications with regulators on a Group-wide basis, with direct responsibility for relations with the Financial Services Authority ('FSA'), the Group's principal regulator.

Integrated capital and liquidity management

A critical element of the HBOS management philosophy is the consideration of capital, liquidity and balance sheet management on an integrated basis. As a result, from 2006 responsibility for the capital and funding related activities of the Group will be integrated into a single Capital Committee, with appropriate sub-committees reporting into the main committee, focused on the core aspects of the overall Group requirements.

This serves to clarify and reinforce that the prime responsibility, ownership and accountability for managing and controlling all matters relating to funding and capital rests with the Group Finance Director, whilst supporting the separation of management and control of risk at the highest level. The Group Capital Committee, chaired by the Group Finance Director, operates under delegated authority from the Board, to:

- Oversee and manage the Group's balance sheet and capital in accordance with the Board approved Group Business Plan through:
  - Establishing and monitoring compliance with the Group's Capital Plan in line with the Board approved Group Capital Policy;
  - Establishing and monitoring compliance with the Group Funding Plan;
  - Establishing policies and minimum standards to measure and monitor the financial resource requirements of the Group in accordance with regulatory requirements, including:
  - Establishing and monitoring execution of strategies for the management of non-trading related balance sheet risks within approved risk appetite, policy and minimum standards (as monitored by the Group Market Risk Committee (formerly the Group Asset & Liability Committee));
  - Establishing and reviewing stress, scenario and contingency planning and management strategies in that regard (in co-operation with the Executive Risk Committees);
- Establish and recommend for approval to the Board, the Group's appetite for liquidity risk, including relevant policy (Group Liquidity Policy Statement) and minimum standards and monitoring the implementation of those policies and standards within the HBOS Group.

Independent assurance

Certain responsibilities are delegated to the Audit Committee, including ensuring that there is regular review of the adequacy and efficiency of internal control procedures. This role provides independent and objective assurance that there is an appropriate control structure throughout the Group.

The Audit Committee, which is supported by Divisional Risk Control Committees, obtains assurance about the internal control and risk management environment through regular reports from Group Risk and Group Internal Audit. It also considers external auditors' reports and reviews the minutes and work of the Divisional Risk Control Committees.

Further details of the work of the Audit Committee are provided in the Corporate Governance Report on pages 68 to 72.

Basel II Accord

The HBOS approach to Basel II has consistently focused on improving how we do business as opposed to regulatory compliance per se. Our Basel programme is aligned with internal plans to deliver improved risk management capability at both a divisional and Group level. These activities will enhance our ability to measure and monitor the risks facing the Group and provide a clear focus on delivering sustainable income streams to generate added shareholder value.

Regulatory guidance is still evolving with the publication of the "FSA Strengthening Capital Standards, Feedback Statement" due in mid 2006 and "FSA Near Final Rules" in October 2006.

We continue to play an active role in discussions within the industry and the FSA to shape the regulatory approach. Based on our current understanding of the requirements, we intend to apply for the 'Advanced' approach to regulatory capital calculations.

HBOS continues to promote a prudent and responsible approach to the management of capital. Management and the Board's view of future requirements will continue to be the main determinant of total capital holdings. Whilst Basel II advocates a risk sensitive regulatory capital framework, HBOS believes that management of capital volatility is of paramount importance.

Management of key risks

The Group is committed to developing its risk management techniques and methodologies, both to maintain high standards of risk management practice and to fulfil the requirements of UK and international regulators.

Credit Risk

Credit risk is the risk of financial loss from a counterparty's failure to settle financial obligations as they fall due. The Group Credit Risk Committee, one of the Executive Risk Committees, is chaired by the Group Risk Director and comprises senior executives from across the business divisions and group functions. It meets monthly and reviews the Group's lending portfolio. It also assists the Board in formulating the Group's credit risk appetite. The Group Credit Risk

Policy Statement, to be applied across all businesses subject to credit risk, is approved by the Board on an annual basis.

Group Credit, a specialist support function within Group Risk, provides centralised expertise in the area of credit risk measurement and management techniques. In addition to reporting on the performance of each divisional portfolio to the Group Credit Risk Committee, Group Credit exercises independent oversight over the effectiveness of credit risk management arrangements and adherence to agreed policies, standards and limits. Day-to-day management of credit risk is undertaken by specialist credit teams working within each division in compliance with policies approved by the Board. Typical functions undertaken by these teams include credit sanctioning, portfolio management and management of high risk and defaulted accounts.

To mitigate credit risk, a wide range of policies and techniques are used across the Group:

- For Retail portfolios use is made, where it is practical to do so, of software technology in credit scoring new applications. In addition, where practical, behavioural scoring is used to provide an assessment of the conduct of a customer's accounts in granting extensions to, and setting limits for, existing facilities. Collections activity for credit card, current accounts and personal loans is centralised for the various products and software systems are used to prioritise action. Mortgage collection is conducted through a number of payment collection departments. Small business customers may be rated using scorecards in a similar manner to retail customers.
- For Corporate portfolios, a full independent credit assessment of the financial strength of each potential transaction and/or customer is undertaken, awarding an internal risk rating. Internal ratings are reviewed regularly. The same approach is also used for larger SME (small to medium enterprise) customers.
- Within HBOS Treasury Services plc ('HBOSTS'), largely incorporating the Group's wholesale, sovereign and banking related exposures, focused credit risk policies are established and reviewed by the Group Wholesale Credit Committee ('GWCC') a sub-committee of the Group Credit Risk Committee.

An additional measure within the credit risk framework is the establishment of industrial sector and country limits to avoid excessive concentrations of risk within volatile economic sectors or individual countries. All such limits are set and monitored by the Group Credit Risk Committee. The controls applied to lending assessment processes consider environmental risk and the potential impact this may have on the value of the underlying security.

Minimum standards have been established across the Group for the management of credit risk. All divisions are committed to continuously improving credit risk management and there have been significant levels of investment in the development of risk rating tools, including portfolio risk measurement systems in preparation for the introduction of the Basel II Accord.

Within the insurance and investment businesses, formal policies and an overall risk appetite, approved by the Board of the relevant insurance subsidiary, are in use together with a regular monitoring process to help ensure compliance.

Market Risk

Market risk is defined as the potential loss in value or earnings of the organisation arising from:

- changes in external market factors such as interest rates (interest rate risk), foreign exchange rates (foreign exchange risk), commodities and equities; or
- the potential for customers to act in a manner which is inconsistent with business, pricing and hedging assumptions.

The objectives of the Group's market risk framework are to ensure that:

- market risk is taken only in accordance with the Board's appetite for such risk;
- such risk is within the Group's financial capability, management understanding and staff competence;
- the Group complies with all regulatory requirements relating to the taking of market risk;
- the quality of the Group's profits is appropriately managed and its reputation safeguarded; and
- appropriate information on market risk is known to those making decisions, such that the taking of market risk is designed to enhance shareholder value.

Risk appetite is set by the Board which allocates responsibility for oversight and management of market risk to the Group Market Risk Committee (formerly the Group Asset & Liability Committee), one of the Executive Risk Committees, and chaired by the Group Risk Director. Market risk is controlled across the Group by setting limits using a mixture of measurement methodologies. Detailed market risk framework documents and limit structures have been developed for each division. These are tailored to the specific market risk characteristics and business objectives of each operating division. Each divisional policy requires appropriate divisional sanction, and is then forwarded to the Group Market Risk Committee (formerly the Group Asset & Liability Committee) for approval on at least an annual basis.

Market risk within the insurance and investment businesses arises in a number of ways and depending upon the product, some risks are borne directly by the customer and some by the insurance and investment company. In the case of the risk borne by the customer, this is controlled by adherence to, and regular monitoring of, investment mandates and, if appropriate, unit pricing systems and controls. In the case of the company, the overall risk appetites and policies are approved by the company's Board and monitored thereafter.

Group items (centrally managed net free reserves, subordinated debt and structural foreign exchange) are managed within separate policies and limits/mandates, as set by the Group Capital Committee (formerly delegated to the Group Asset & Liability Committee).

Interest Rate Risk

The primary market risk faced by the Group is interest rate risk. Interest rate risk exists where the Group's financial assets and liabilities have interest rates set under different bases or reset at different times.

The Board limit for structural interest rate risk is expressed in terms of potential volatility of net interest income in adverse market conditions using an Earnings at Risk ('EaR') methodology. The EaR methodology combines an analysis of the Group's interest rate risk position overlaid with behavioural assessment and re-pricing assumptions of planned future activity. In addition to this primary control, a number of other risk methodologies are applied to manage risk, including:

- Present Value of a Basis Point ('PVBP') - PVBP is a measure of market value sensitivity and quantifies the change in present value of cash flows for a one basis point change in interest rates. This method is primarily used for HBOSTS Banking Book activities where there is a limited impact from behavioural and/or internal re-pricing issues.
- Net asset/liability re-pricing maturity matrices - EaR analysis focuses on positions over the detailed planning horizon and can be directly related back to reported performance. To ensure that the Group does not have long term embedded risks that are not being appropriately controlled limits are set on net asset/liability positions that re-price beyond one year.

The Board has delegated authority to the Group Market Risk Committee (formerly the Group Asset & Liability Committee) to allocate limits to business areas as appropriate within the overall risk appetite, as approved by the Board each year. In turn, the Group Market Risk Committee (formerly the Group Asset & Liability Committee) has granted limits, which represent the risk tolerance for each division. Interest rate risk arising in the course of business is required to be transferred to HBOSTS from the banking divisions. The residual risk in the banking divisions is primarily that related either to behavioural characteristics or to basis risk arising from imperfect correlations in the adjustment of rates earned and paid on different instruments with otherwise similar characteristics. Risk in the business divisions is measured by EaR. With respect to HBOSTS the primary risk measure is the impact attributable to a one basis point parallel move in the yield curve. These two measures have been calibrated and expressed as an EaR equivalent. The Group Market Risk Committee (formerly the Group Asset & Liability Committee) undertakes to ensure that the aggregate exposure does not exceed the total Group risk appetite.

Sensitivity to interest rate movements is shown in Note 44 to the Accounts on pages 159 and 160 which provides the year end re-pricing profile for the Group's financial assets and liabilities in the non-trading book, which includes lending, funding and liquidity activities. The methodology used in analysing the year end re-pricing profile does not take into consideration the effects of behavioural and basis risk issues, hence for internal management of risk the Group relies on a number of methodologies, including EaR.

Foreign Exchange Risk
The Board has delegated authority to the Group Market Risk Committee (formerly the Group Asset & Liability Committee) to set structural foreign exchange limits. The Group Market Risk Committee (formerly the Group Asset & Liability Committee) has established limits for foreign exchange transaction and translation risk.

Transaction exposures arise primarily from profits generated in the overseas operations, which will be remitted back to the UK and then converted into sterling.

Translation exposures arise due to earnings that are retained within the overseas operations and reinvested within their own balance sheet.

Structural foreign exchange exposures are set out in Note 46 to the Accounts on page 161.

Trading
The Group's market risk trading activities are principally conducted by HBOSTS. This Group activity is subject to a Trading Book Policy Statement, which is approved by the Board, and limits set by the Group Market Risk Committee (formerly the Group Asset & Liability Committee).

HBOSTS trading primarily centres around two activities: proprietary trading and trading on the back of business flows. Both activities incur market risk, the majority being interest rate and foreign exchange rate exposure. The framework for managing the market risk in these activities requires detailed and tailored modelling techniques, which are the responsibility of the HBOSTS Market Risk team.

The Group employs several complementary techniques to measure and control trading activities including: Value at Risk ('VaR'), sensitivity analysis, stress testing and position limits. The VaR model used forecasts the Group's exposure to market risk within an estimated level of confidence over a defined time period.

The average VaR value in 2005 was £6m. The calculation is based upon a confidence level of 99% with a one-day holding period. The principal areas of market risk taken are interest rate (outright positioning, basis, credit spread and volatility risk), and foreign exchange risk.

The current methodology for providing an aggregated VaR for the business uses conservative assumptions. In order to assess the effectiveness of VaR the Group uses a technique known as 'back testing', which compares the daily profit and loss from trading activities to the VaR estimate for that day. Daily standard deviation of trading profit and loss was £0.7m.

The Group recognises that the VaR methodology cannot guarantee the maximum loss that may be suffered in any trading period, particularly in the event of market turmoil. Therefore, stress testing is used to simulate the effect of selected adverse market movements.

The Group's trading market risk exposure for the year ended 31 December 2005 is analysed in Note 45 to the Accounts on page 161. The regulatory capital charge for market risk trading exposures represents only 1.31% of the Group's capital base.

Derivatives
In the normal course of banking business, the Group uses a limited range of derivative instruments for both trading and non-trading purposes. The principal derivative instruments used are interest rate swaps, interest rate options, cross currency swaps, forward rate agreements, forward foreign exchange contracts and futures. The Group uses derivatives as a risk management tool for hedging interest rate and foreign exchange rate risk.

Examples of how derivatives are used in managing and mitigating market risk exposures arising from banking services and activities are:

- Fixed interest rate swaps, to manage the sensitivity of the investment of reserves and other non-interest bearing liabilities to falls in interest rates; and
- Purchase of interest rate caps, to manage exposure to capped rate mortgage lending.

The Group's activity in derivatives is controlled within risk management limits set by the Board and overseen by the Group Market Risk Committee (formerly the Group Asset & Liability Committee). This framework recognises the principal risks including credit, operational, liquidity and market risk associated with derivatives. Details of derivative contracts outstanding at the year-end are included in Note 40 to the Accounts on page 152 and 153.

Liquidity Risk (Funding)
Liquidity risk is the risk that the Group does not have sufficient financial resources to meet its obligations when they come due, or will have to do so at excessive cost. This risk can arise from mismatches in the timing of cashflows relating to assets, liabilities and off-balance sheet instruments.

The Group Liquidity Policy Statement is approved by the Board and defines the core principles for identifying, measuring, managing and monitoring liquidity risk across the Group. Detailed liquidity risk framework documents and limit structures are in place for the Group's operations in the UK and Australia, where liquidity is managed on a group basis, and for overseas banking units subject to specific regulatory requirements. The responsibility to direct the management of liquidity and to report against policy is delegated to the Group Capital Committee (formerly delegated to the Group Asset & Liability Committee).

Policy is reviewed at least annually to ensure its continued relevance to the Group's current and planned operations. Operational liquidity management is delegated to HBOSTS; the Group Funding & Liquidity Committee (a sub-committee of the Group Capital committee) oversees the controls exercised by HBOSTS.

The Board requires that prudential liquidity limits should be set by the Group Capital Committee (formerly delegated to the Group Asset & Liability Committee), both at aggregate levels and for individual currencies in which the Group has significant wholesale funding. These limits are established by way of cashflow mismatch and are quantified over two time horizons - from sight to eight days and from sight to one month.

For the purpose of calculation, marketable assets are subject to both instrument concentration limits and prudential discount factors. An assessment is also made for the possible outflow from customer deposits and committed facilities, determined by prudential behavioural modelling.

The Group's approach to the management of liquidity goes beyond the Sterling Stock Liquidity approach used by the FSA, in that it includes measures of liquidity cover out to one month, and measures for currencies other than Sterling. Whilst following this approach, the Group also adheres to the FSA's Sterling Stock Liquidity policy, of which a key element is that a bank should hold a stock of high quality liquid assets that can be sold quickly and discreetly in order to replace funding that has been withdrawn due to an actual or perceived problem with the bank. The objective is that this stock should enable the bank to continue business, whilst providing an opportunity to arrange more permanent funding solutions.

The FSA has a prescriptive regime for retail banks that specifies the formula for determining both the quantum and type of assets qualifying for Sterling Stock Liquidity. Sterling Stock Liquidity is regarded as a cost of doing business. It is not regarded as an operational liquidity pool as it will always be required in case of emergency. From an operational perspective, the Group will place greater reliance on market access to funding sources and the retention of a pool of diversified assets that can be sold in an efficient and discreet manner.

The funding capacity of the Group is dependent upon factors such as the strength of the balance sheet, earnings, asset quality, ratings and market position. The Group Capital Committee assesses the Group funding mix to ensure that adequate diversity is maintained. It is Group policy to manage its balance sheet profile to ensure customer deposits sourced outside of HBOSTS represent a significant component of its overall funding, and the Group Funding & Liquidity Committee, a sub-committee of the Group Capital Committee, directs and co-ordinates the activities of the operating divisions in raising liabilities from a range of sources. Within HBOSTS, the Group avoids undue concentration by maintaining both a widespread mix of counterparties and inward credit lines and a core set of bank and non-bank depositor relationships providing a stable source of funding. The Group Capital Committee approves the appropriate balance of short to medium term funding (formerly delegated to the Group Asset & Liability Committee). The Group has established a liquidity contingency planning framework to identify liquidity stress situations at an early stage.

General Insurance and Long Term Assurance Business Risks

Insurance risk is the potential for loss, arising out of adverse claims, expense and persistency experience, from both life and general insurance contracts.

Investment risk is the potential for financial loss arising from the risks associated with the investment management activities of the Group. Investment risk includes market, credit and liquidity risks. The loss can be as a result of:
- Direct risks relating to changes in the value of Group assets in support of the general insurance and long term insurance contracts;
- Indirect risks arising from policyholder funds where the assets and policyholder liabilities are matched; and
- Indirect risks associated with the management of assets held on behalf of third parties.

The Group Insurance Risk Committee (formerly the Group Insurance and Investment Risk Committee), one of the Executive Risk Committees described on page 55, considers regular reports on specified aggregate insurance risks across all of the Group's insurance and investment businesses. The Committee takes a technical and expert perspective on insurance risks within these businesses. It oversees the development, implementation and maintenance of the overall insurance risk management framework, covering insurance risk in each business individually, as well as in aggregate. As part of the overall Group risk management framework, the Group Insurance Risk Committee (formerly the Group Insurance and Investment Risk Committee) provides regular support to the Group Market Risk Committee (formerly the Group Asset & Liability Committee) and to the Group Credit Risk Committee on the inter-relationship between insurance risk and investment risks (market, credit and liquidity risks respectively) arising within these businesses, and the development of appropriate policies and standards for the management of those risks.

The majority of the Group's long term insurance and investment contract liabilities are managed within the HBOS Insurance and Investment division and Insight Investment with approximately 7% operated by the life businesses outside the UK. Day-to-day management of insurance and investment risk is undertaken both by divisional and business management supported by specialist risk functions. Use is made of the statutory actuarial roles, both to help ensure regulatory compliance in respect of the authorised insurance companies in the Group and to help meet Group standards in respect of the operation of comprehensive Insurance and Investment Risk Management frameworks.

Long Term Assurance

The insurance and investment business that is transacted by the life insurance companies within the Group comprises unit linked business, other non profit business and with-profits business (described as insurance contracts and investment contracts with discretionary participating features ('DPF') written within the with-profits fund).

Several companies within the insurance and investment business transact either unit linked and/or other non profit business, but all with-profits business is underwritten by Clerical Medical Investment Group Limited (Clerical Medical), part of HBOS Financial Services Limited.

The key characteristics of long term assurance that give rise to insurance and investment risk are its long term nature, the guarantees provided to policyholders, the dependency on the performance of investment markets and the extent to which assets backing the contractual liabilities are matched.

The quality, mix and volume of business have a significant influence on the extent of insurance and investment risk assumed by the Group and resulting profits. The quality of business written is influenced by variations in product terms as well as the average premium size, age and term profile within the particular products. Accordingly, the mix in products written may impact on profits, depending on the nature, extent and profitability of new business in addition to existing business. This risk is managed through the application of clear pricing policies that require full financial assessment for each new product, incorporating consideration of expected hurdle rates of return.

Additionally, variations in administration and development costs may impact the available profit margin within the product charges. To manage this risk, there is a regular process of expense budgeting and reporting with appropriate targets set for new insurance and investment products that are developed.

The risks associated with particular sections of the long term assurance business are set out below.

Unit linked funds

For unit linked funds, including consolidated collective investment schemes, which comprise 64% of the Group's long term insurance and investment contract liabilities, investors bear the significant majority of the investment risk, with changes in the underlying investments being matched by changes in the underlying contract liabilities. The investment risk which the investor assumes depends on the funds in which the deposits are invested and is an intrinsic part of the risks and returns for the investor. The investor selects from a range of investment opportunities available from the Group in accordance with their personal risk appetite and circumstances.

On a day-to-day basis, cash outflows which are necessitated by investors withdrawing their funds are met by cash inflows from new investors. In circumstances where funds are contracting, or to meet unusually high levels of withdrawals, the Group sells assets in the fund in order to meet the cash demands with any dealing costs charged to the underlying unit linked fund and consequently the policyholders. The underlying assets in the unit linked funds are subject to credit and market risks in the form of interest rate, equity prices, foreign exchange and other market risks depending on the fund. These changes are matched by changes in the contract liabilities. Accordingly, the Group is not directly exposed to significant liquidity, credit or market risks, although the investors' benefits will vary as a consequence. Decreases in the capital value of unit linked funds (as a result of falls in market values of equities, property or fixed interest assets) will however reduce the future annual investment management charges that will be earned from unit linked business. The Group estimates that if the capital value of the unit linked funds classified as investment contracts had been reduced, on average by 10% for the year, the profit before tax for the year would have decreased by £33m. For unit linked contracts classified as either insurance contracts or investment contracts with DPF the Group has considered the sensitivities to a number of risks in Note 23 to the Accounts on page 131 and 132.

Unit linked products provide some discretion for variation in annual administration charges, and therefore management of variations in expenses can be achieved through variation in charges.

An additional risk the Group faces in respect of unit linked business is the risk that increases to surrender rates for investment contracts reduces the value of future investment management charges. Actions to control and monitor this risk include charges applicable on some products where the investor surrenders early, regular experience monitoring, consideration of the sensitivity of product profitability to levels of lapse rates at the product development stage and initiatives within the relevant businesses to encourage customer retention.

Non-profit business

The Group has a large and diversified portfolio of life insurance and annuity policies within its portfolio of non-profit insurance contracts, which includes the insurance risk component of unit linked policies classified as insurance contracts. The principal investment risk in respect of the non profit business is interest rate risk which arises because assets and liabilities may exhibit differing changes in value as a result of changes in interest rates. This may potentially impact on the results and the capital position. The investment risk also includes the risk of increases in corporate bond yield spreads over government risk free yields or the ratings downgrade of certain securities, both of which reduce the capital value of the bonds. These risks are controlled by processes carried out to help ensure an appropriate level of matching is maintained in the funds so that changes in fixed interest assets are substantially mitigated by offsetting changes in liabilities, including the use of and monitoring against fund mandates.

The ultimate amounts payable under these policies are sensitive to general trends in mortality rates. For annuitants comprising 3% of the Group's long term insurance and investment contract liabilities, there is a risk that increases to life expectancy through medical advances will prove greater than that anticipated. For protection business, the risk is that an unforeseen event such as a natural disaster will cause a material increase in death rates.

The extent of the Group's exposure to insurance risks is set out in Note 25 to the Accounts on pages 133 to 137.

With-Profits Fund
The insurance and investment business includes the Clerical Medical With-Profits Fund which comprises 27% of the Group's long term insurance and investment contract liabilities. The with-profits fund takes some investment risks with the aim of enhancing policyholder returns but aims to limit payouts to policyholders to that supportable by the with profit fund's assets.

For 'unitised' with-profits contracts the Group receives an annual management charge. For 'traditional' with-profits contracts, which form the minority of the with-profits fund business, the Group receives one ninth of bonuses declared to policyholders as long as there is a distributable surplus within the fund.

Ordinarily, variations in the capital value of the fund's assets would result in variations in the level of benefits available to the with-profits contract holders and accordingly a variation in the insurance and investment contracts with DPF liabilities. Included in the with-profits fund are certain contracts with minimum payment guarantees at certain policy durations and on death. Of these with-profits contracts issued between 1997 and 2001, a significant proportion have guaranteed benefits which are in the money at the balance sheet date. The costs of meeting these guarantees, up to a certain level, are met by the changes to the benefits available to all with-profits contract policyholders, this is also known as pooling of the with-profits risks. The value of these guaranteed benefits, net of charges to be levied on policyholder funds, was less than 1% of the Group's long term insurance and investment contract liabilities at the balance sheet date. Above this level the costs are met by the free assets of the fund (the assets maintained in the fund which are not held to meet contractual liabilities). There remains a risk that Clerical Medical may suffer an additional charge in exceptional circumstances where even after management action the fund is unable to meet the costs of guarantees within the fund. This is set out in the Principles and Practices of the With-Profits Fund, available from the Clerical Medical Investment Group web site (www.clericalmedical.co.uk).

As well as pooling of risks, the other important measures in controlling the investment risk within the with-profits fund include having agreed management actions to adjust the nature and extent of investment exposure in response to certain investment conditions; by recognising and holding appropriate levels of risk capital; by restricting holdings to assets which meet admissibility criteria; and using derivative strategies to reduce downside risk.

Accordingly, the insurance and other investment risks (credit, liquidity and market risks) within the with-profits fund are generally expected to be borne by the with-profits insurance and investment contracts with DPF policyholders except in extreme scenarios. The sensitivity of the Group result to certain changes in key variables relating to insurance and investment contracts with DPF within the with-profits fund have been included in Note 23 to the Accounts on pages 131 and 132.

Additionally, in order to demonstrate the sensitivity of the with-profits fund to certain key market variables, and consequently the ability of the with-profits fund to meet its policyholders expectations, the Group has set out a sensitivity analysis of unallocated divisible surplus in Note 27 to the Accounts on page 137.

General Insurance
For general insurance household contracts the most significant risks to claims experience arise from weather events. For repayment insurance contracts the most significant risks arise from changes in economic conditions.

The Group manages its exposure to insurance risk through a strategy which includes limitation of the risks underwritten. For all classes of insurance there are pricing models that are regularly adjusted for actual claims experience. For household insurance the Group limits its exposure to large weather events through the use of catastrophe reinsurance.

The majority of claims are reported and settled within 12 months and generally there is limited reserving uncertainty for events before the valuation date.

For some renewable contracts (household, travel and some repayment insurance), the longer term exposure to risk is managed in conjunction with the ability to re-price contracts to take account of changes in the level of risk within those contracts.

Set out in Note 25 to the Accounts on pages 133 to 137 is the Group's exposure to general insurance contracts by policy type.

Operational Risk

Operational risk is defined within the Basel Capital Accord as 'the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events'. The definition includes legal risk but excludes strategic and reputational risk. Major sources of operational risk may include fraud, system reliability, human error, failure of key suppliers, IT security, business continuity, change management, operational outsourcing and failure to comply with legislation or regulation.

HBOS has recently revised its approach to align the definition to day-to-day management activity. The key enhancement is to focus on the explicit risk management of specialist areas that underpin the HBOS Operational Risk Framework. The four most material areas are Customer Risk, Information and IT Risk, Human Resources Risk and Financial Crime Prevention.

All specialist functions have clear roles defined to help lead the identification, management and measurement of risks relevant to their areas across the Group. The Group Operational Risk team defines the operational risk framework, co-ordinates the specialist areas, designs and maintains two group-wide operational risk systems and owns the modelling programme.

Each of the specialist areas is led by a Group function which leads and co-ordinates a community of specialists in the eight Operating Divisions. The responsibilities of the Group specialists are laid down in the Board Control Manual and the revised operational risk approach reinforces and strengthens their roles.

The main components of the operational risk framework include risk and control assessment, internal loss reporting and capture of risk event information, key risk indicator monitoring and evaluation of external events. The Group specialist functions have a specific challenge and oversight role over the risk information generated through these components.

The Group Operational Risk Committee is one of the four Executive Risk Committees chaired by the Group Risk Director. It is attended by senior executives from the divisions and Group specialist areas. The committee meets a minimum of six times a year to consider the management of cross Group issues and exposures, oversight of the operational risk communities, the Group's operational risk capital requirement and approval of policy and standards.

Jo Dawson
Group Risk Director
28 February 2006



Corporate Responsibility

Retail banking IT colleagues volunteered to help give the social room of the Leeds Society for Deaf and Blind People a much needed makeover

Corporate Responsibility
Achieving confidence and trust in our brands should differentiate HBOS from its peers and underpin our sustainable growth. We see our primary responsibility as ensuring our business is run successfully, delivering strong financial performance for our many shareholders and transparent, value for money products to our customers.

Our actions affect customers, colleagues and shareholders, as well as the environment and communities where they live and work. The publication of *The Way We Do Business* last year, which gives these and other stakeholders guidance on the standards we aspire to, together with our commitment to report against 48 key performance indicators ('KPIs'), represented an important step forward for HBOS.

The Way We Do Business
We have around 2.4 million shareholders, around 22 million customers, around 72,000 colleagues and many thousands of suppliers. Our commitment to these groups and to society in general is that collectively and individually we aspire to act responsibly and to high standards at all times.

Shareholders
We will promote the interests of our shareholders by seeking to increase the value of their shares and dividends, and through sound corporate governance. We will communicate with shareholders regularly and in doing so will seek to be clear, comprehensive and balanced.

Customers
We will be honest, fair and open in our dealings with our customers and endeavour to help them at all times. We are committed to providing them with value for money products, designed and promoted in a simple and transparent way and made as widely available as possible. When things go wrong, as they sometimes do, we will resolve problems as quickly and fairly as we can.

Colleagues
We will create a safe working environment which encourages openness, honesty and mutual respect, and where colleagues can constructively challenge and ask questions. We will offer equal opportunities for all.

We will provide the opportunity for all colleagues to develop their skills and knowledge, and to enjoy fulfilling careers. We will offer competitive remuneration with total rewards linked to individual and collective performance, and the opportunity for colleagues to participate in the success of HBOS.

Suppliers
We will deal openly, fairly and honestly with all our suppliers and business partners. We will not demand of them standards that we do not apply to ourselves but we will seek to understand their approach before doing business with them.

Society
Our main contribution to society is the value we can add through our success in business. We will seek to be a positive influence on those social and environmental issues which, having listened responsibly to our shareholders, customers, colleagues and suppliers, we think are important, for example upholding human rights.

We will observe the laws and regulations of all countries in which we operate, not just in the letter but also the spirit. We will not countenance bribery, corruption, insider trading or the concealment of conflicts of interest.

We will contribute to the development of the community by making charitable donations to initiatives relating to financial literacy and money advice, and by providing opportunities for colleagues to support the development of the communities in which they live and work.

Delivering our commitments
We will measure our progress against this commitment and report this regularly to shareholders, customers, colleagues and suppliers. Wherever possible, we will independently benchmark or verify that it continues to meet their expectations.

Corporate Responsibility continued

Clear cash machine information
We were the first UK financial services organisation and ATM provider to feature colour-coded green labels on all our ATMs, informing customers they would not be charged for withdrawing money from the cash machine. This demonstrates our commitment to enhancing transparency and consumer choice.

Information upfront


Free personal cash withdrawals*

How do we compare?

We are ranked 9th in the main UK measure of corporate responsibility, the Business in the Community Index. For the second year in a row, we were also included in the Dow Jones Sustainability Index and the Carbon Disclosure Project's 'Climate Leadership Index'.

Governance

The delivery of *The Way We Do Business* ('WWDB') is monitored via a number of annual Board reviews. The WWDB annual review for the first time last year included an analysis of supporting KPIs. Other Board reviews took place on specific corporate responsibility issues, e.g. environment and community investment. Phil Hodkinson, Group Finance Director, oversees corporate responsibility at Board and Executive Committee level. Group Communications is responsible for facilitating the development, implementation and delivery of *The Way We Do Business* across the Group.

The Way We Do Business is a dynamic statement, progressed through a number of specialist fora:

- **the Customer Contract Forum**, chaired by Group Chief Executive James Crosby, focuses on how HBOS designs, promotes and sells its products;
- **the HBOS Communications Group**, which meets monthly and is chaired by Chief Executive Designate Andy Hornby, manages Group-wide internal and external communications issues, including those relating to corporate responsibility;
- **the HBOS Foundation**, an independent charity, chaired by Phil Hodkinson, invests in financial literacy and local communities across the UK;
- **the Diversity Leadership Group**, a Group-wide co-ordinating body responsible for driving the HBOS Equality and Diversity vision, chaired by James Crosby;
- **the HR Forum**, which sets Group policies and standards on, for example, pay, pensions, management competencies, chaired by David Fisher, Director, HR;
- **The Way We Do Business Action Group** is a new committee, chaired by Phil Hodkinson, responsible for the review and effective implementation of *The Way We Do Business* and its associated KPIs from 2006.

Risks and opportunities

Where appropriate, corporate responsibility forms part of our risk framework described in detail on pages 55 to 60. Risks are also identified and managed via the framework, especially the HBOS Communications Group, described above. *The Way We Do Business* has been integrated into our new Leadership Commitment (see workplace section), launched to senior colleagues in November. This helps ensure it is part of the core competencies against which the performance of all our senior managers is measured.

Marketplace

In 2005, our strategy of offering competitively priced, transparent and innovative products again delivered for consumers and shareholders. We opened 645,000 new bank accounts and issued 1 million credit cards. Our savings and banking credit balances increased by 4%.

In 2001 HBOS brought some much needed competition to the industry with a high interest bearing current account alongside a no-hassle switching service. In 2005 we built on this with the launch of 'Moneyback', the first current account in Europe with a debit card that offers cashback on purchases. As debit cards now account for 65% of all card purchases and more than eight in ten adults have one, Moneyback fits with what consumers want.

Our relationship with our customers does not stop at the point of sale. In 2005 we started the rollout of our Customer Contract, which will ensure that customers' needs are right at the heart of all our business divisions. At the centre of this contract is an annual product review, to ensure we are meeting customer needs.

In 2005 we took the lead on improving clarity around ATM charges. All 2,700 Halifax and Bank of Scotland ATMs now feature green signs stating that cash withdrawals are free. We firmly believe that if all free ATMs are labelled with green signs and all charging machines display red signs, then transparency and consumer choice will be greatly enhanced. We continue to actively encourage all ATM operators to adopt this 'traffic light' approach.

Workplace

The sustained success of HBOS requires a high degree of engagement and motivation amongst all our colleagues. The HBOS People Strategy, the colleague commitments within *The Way We Do Business* statement, and the supporting HR policies and practices are all designed with this in mind. In addition, HR management reporting enables the Board to track our progress in delivering our People Strategy.

Colleagues who are truly engaged with the business consistently demonstrate strong performance; they exhibit real loyalty and are strong advocates of HBOS, as an employer and of our products and services. This clearly contributes to achieving our business goals. Colleague advocacy is a critical measure of performance in this area, and is assessed annually and monthly across the group by MORI.

We're greener

In recognition of our achievement in slashing our carbon dioxide emissions by 106,000 tonnes, we have received accreditation to the Carbon Trust's Energy Efficiency Scheme for the second year running. The design and construction of the new HBOS FS headquarters in Bristol is just one example of our commitment to the environment. Like the rest of our buildings, the Bristol development will have lighting controls and low energy light fittings installed. But it will have the added feature of being the only HBOS property to use harbour water for cooling.



Energy efficiency

The HBOS Total Reward philosophy focuses on delivering outstanding rewards for outstanding performance. These rewards are designed to be sufficiently local to reflect specific business circumstances, whilst retaining a core element of consistency across HBOS. During 2005 we gave all colleagues free shares to replace our previous share options scheme. In addition to our Sharekicker and Sharesave schemes, the granting of free shares demonstrates our commitment to share ownership by all our colleagues. We pay particular attention to communicating the range and the value of our Total Reward offering. Our objective is to reinforce the alignment between individual and collective performance and individual and collective reward.

During 2005 we announced some major changes to our pension schemes in terms of aligning scheme benefits for our final salary schemes, addressing the deficits in these final salary schemes and signalling a much more proactive stance in respect of membership levels for our money purchase scheme.

We have made good progress with our Unions, ACCORD and AMICUS, to develop a partnership agreement which will provide the framework around which our industrial relations and employee relations activities take place. Our relationship with both Unions is healthy; our joint discussions are conducted in a spirit of mutual respect and understanding. This helps to ensure that our working environment and our terms and conditions meet the current and future needs of our business.

In 2005 we designed and launched a new approach to how we define what 'good' looks like for our leadership group (our most senior 2,500 colleagues). This 'Leadership Commitment' will set the standard for managing the performance of our leaders, determining their reward and will be the basis against which we will recruit, promote and develop our senior colleagues. All of our activity in the learning and development sphere is designed to enable all our colleagues to realise their true potential.

HBOS is a large and complex organisation. We invest significant time, effort and resources in communicating with all of our colleagues on a range of issues both business related and more specific to them as an individual. Through regular tracking of colleague views we respond rapidly to issues as they emerge through a wide range of media both face to face and electronic.

Employing around 72,000 people and operating across many business sectors throughout the UK and internationally, we recognise the importance of embracing all aspects of diversity amongst both our colleagues and our communities. This is a further means of building colleague commitment and advocacy and brings real business benefits. It remains a priority for us to ensure that our leadership teams demonstrate diversity awareness in everything they do and that they act as role models in this area for the rest of our colleagues. It is also important that, increasingly, the demographics of our leadership teams reflect the diversity of our colleagues and our customer base.

The sustained strong performance of our colleagues remains a key competitive advantage for us and one which we believe cannot be replicated. At all times, the HBOS People Strategy is focused on engaging our colleagues so that they can deliver for the business and realise their full potential.

Community

We make a significant contribution to UK communities not only as a provider of financial services, but also as an employer and a significant generator of wealth. According to an independent review by the Centre for Economic and Business Research, HBOS contributes £10bn to the UK economy, equivalent to 0.8% of GDP. We have a presence all over the UK, with over 13,000 employees in each of our Scottish and Yorkshire heartlands; we invest significantly in both areas. Our overall community investment in 2005 amounted to £43.14m.

In 2005 the HBOS Foundation gave £2.13m in national and regional grants to projects focusing on money advice and financial literacy, and developing and improving local communities, its two main themes. The 2005 Million £ Challenge, including contributions from both colleagues and the HBOS Foundation, raised £2.3m for NSPCC/Children First, Help the Aged, Samaritans and the Tsunami appeal. An additional £0.35m was donated to the Tsunami appeal by colleagues. Our increasingly successful matched funding scheme also raised a total of £1.67m to support almost 550 other charities. The number of colleagues giving their time, energy and skills for the benefit of local communities also more than doubled in 2005 to over 5,000. In total, £10.6m has been raised via the HBOS Foundation over the last three years.

We invest significantly in financial inclusion by helping deprived sections of the community to access our products and services. We are the biggest provider of social banking in the UK with almost 60% of the market. Halifax is the only bank to work with the Government on the Saving Gateway scheme, designed to encourage saving in low-income communities by matching customers' new savings pound for pound up to £375. The pilot has been running since August 2002 and will close in

Corporate Responsibility continued

Volunteering

In 2005 5,147 colleagues volunteered with charities and community groups across the UK with over 3,500 colleagues taking part in team challenges, providing practical help and support for local community groups.

Reaching out



March 2007. It has involved 69 of our branches and the opening of 23,356 accounts.

Our Community Banking team specialises in banking for the not-for-profit sector. It's partnership with the East Lancashire Moneyline ('ELM'), provides an innovative savings scheme for individuals who often have to use loans to pay for basic household goods and the costs of day-to-day living. In Scotland, Community Banking also provided £3m of matched funding to provide loan finance to social economy organisations through the Social Investment Scotland initiative, established by the Scottish Executive.

Environment
As the UK's leading mortgage lender and a major home insurer, a key concern for HBOS is the issue of climate change. HBOS is alone amongst major lenders in providing a flood cover guarantee to its 1.8m building insurance policyholders up to 2008. For the first time, we announced that 100% of the Group's electricity would be sourced from renewables. Total savings from energy efficiency initiatives stood at £12.9m, with a reduction of around 106,000 tonnes in CO_2 emissions across the Group.

We continue to incorporate environmental considerations into our investment and lending assessment processes. Insight Investment published its second benchmarking survey of 12 FTSE listed housebuilders' environmental performance last year. We also announced that our Corporate Division would be adopting the Equator Principles, voluntary guidelines for managing environmental and social issues in project finance lending. Independent consultants, PricewaterhouseCoopers, have subsequently conducted a review of risk management processes in Corporate, which will allow us to provide clear information about the range of activities covered by these principles.

Looking to the Future
Gaining a reputation for leadership in corporate responsibility is a positive differentiator, especially for a sector which is under considerable scrutiny from the regulator, politicians, media and others. We made good progress last year but will continue to work to improve our performance. *The Way We Do Business* will be reviewed, as well as its 48 KPIs, to ensure it remains relevant and meets our stakeholders' needs.

Further details about our activities and progress against *The Way We Do Business* KPIs are published in *"Taking Care of Tomorrow"*, the HBOS corporate responsibility report, available from http://www.hbosplc.com/community/corporate_responsibility_home.asp

The HBOS Foundation
m a year is earmarked
the Foundation to
support community
projects and charities.
works with groups who
either promote financial
literacy and money advice,
or who develop and
improve communities.
2005, the Foundation
matched HBOS
colleagues' donations to
the Million £ Challenge.



The Million £ Challenge
One of the main charities benefiting from our Million £ Challenge last year was NSPCC/Children First. They will use the money to help pay for treatment and therapeutic services which work to rebuild the lives of children who have been abused or neglected. This vital work empowers children to deal with what has happened to them and to go on to live happy and fulfilled lives.

The Board

Left to right:
Top Row:
Dennis Stevenson
James Crosby
Andy Hornby
Peter Cummings (Appointed 01.01.06)
Colin Matthew
Coline McConville
Brian Ivory

Bottom Row:
Kathleen (Kate) Nealon
George Mitchell (Retired 31.12.05)
Anthony (Tony) Hobson
Karen Jones (Appointed 24.01.06)
Charles Dunstone
David Shearer
Sir Ronald (Ron) Garrick
Phil Hodkinson

Chairman

Dennis Stevenson
Age 60. Dennis was appointed Chairman of HBOS plc on its formation in 2001 and he became Governor of the Bank of Scotland on 1 January 2006. Dennis is Chairman of the House of Lords Appointments Commission and Chancellor of the University of the Arts London. He is also president of the Employers Forum on Age.

Chief Executive

James Crosby
Age 49. James was appointed Chief Executive of HBOS plc on its formation in 2001. He is also a Non-executive Director of ITV plc and the Financial Services Authority. James will step down as Chief Executive of HBOS plc on 31 July 2006.

Executive Directors

Andy Hornby
Age 39. Andy joined the Board of Halifax in 1999. In July 2005 he was appointed Chief Operating Officer of HBOS plc, having previously been Chief Executive of the Retail Division. Andy will take over as Chief Executive of HBOS plc on 31 July 2006. Prior to joining the Group, Andy carried out various roles at the Boston Consulting Group, Blue Circle and ASDA. He is also a Non-executive Director of GUS plc.

Phil Hodkinson
Age 47. Phil was appointed Group Finance Director of HBOS plc in March 2005. Previously, he was Chief Executive of the Insurance & Investment Division. He is also Chairperson of the HBOS Foundation, a Director of Business in the Community and Non-executive Director of BT Group plc. Phil is a Fellow of the Institute of Actuaries.

Peter Cummings
Age 50. Peter joined the HBOS plc Board in January 2006 as Chief Executive of the Corporate Division. Peter joined Bank of Scotland in 1973 and in 1995 became Director of Corporate Banking. Peter is also a Director of the Scottish charity Maggie's.

Colin Matthew
Age 55. Colin joined Bank of Scotland in 1966 and became a Director in 2000. He is Chief Executive of the Strategy & International Division and also added Treasurer of the Bank of Scotland to his responsibilities with effect from 1 January 2006.



Non-executive Directors

Charles Dunstone
Age 41. Charles was appointed as a Non-executive Director of Halifax plc in 2000. He is Chief Executive Officer of The Carphone Warehouse Group PLC which he founded in 1989.

Sir Ronald (Ron) Garrick
Age 65. Sir Ron joined the Board of Bank of Scotland in March 2000. In January 2003 he became Deputy Chairman of HBOS plc and Senior Independent Director in 2004. He was previously Chief Executive and Chairman of the Weir Group PLC.

Anthony (Tony) Hobson
Age 58. Tony joined the Board in 2001 and is Chairman of the Audit Committee. He is Chairman of Northern Foods plc and a Non-executive Director of Sage Group plc and Glas Cymru Cyfyngedig. He is a Chartered Accountant and was Group Finance Director of Legal & General Group for 14 years prior to 2001.

Brian Ivory
Age 56. Brian joined the Board of Bank of Scotland in 1998 and is Chairman of the Remuneration Committee. He is Chairman of The Scottish American Investment Company PLC, a Director of Remy Cointreau S.A. and Chairman of the National Galleries of Scotland.

Karen Jones
Age 49. Until January 2006, Karen was Chief Executive of Spirit Group Ltd. Prior to Spirit, Karen founded and was Chief Executive of Café Rouge and The Pelican Group plc. Karen is a Non-executive Director of Emap plc and Gondola Holdings plc.

Coline McConville
Age 41. Coline joined the Board of Halifax plc in 2000. She is the Chief Executive Officer, Europe of Clear Channel International and was previously with McKinseys Management Consultants in London and The L E K Management Consultants in Germany. Coline qualified as a lawyer in Australia and has an MBA from Harvard Business School.

Kathleen (Kate) Nealon
Age 52. Kate joined the Board of HBOS plc in March 2004. She is also a Non-executive Director of Cable & Wireless and of the Independent Regulator of the NHS Foundation Trust Hospitals. Previously Kate was Group Head of Legal and Compliance for Standard Chartered Plc. She is a US qualified lawyer.

David Shearer
Age 46. David joined the Board of HBOS plc in March 2004. David was previously Senior Partner of Deloitte & Touche for Scotland and Northern Ireland and a UK Board member of Deloitte & Touche. He is also a Governor and Non-executive Director of The Glasgow School of Art and a Non-executive Director of Scottish Financial Enterprise. David is a Chartered Accountant.






Kate Nealon
Colin Matthew
John Maclean
Phil Ho


3

Corporate Governance

We are committed to maintaining an open and effective dialogue with shareholders

Governance

Dear Shareholder

In this section of the Annual Report we explain key features of the Company's corporate governance structure and how we apply the main and supporting principles of the Combined Code (the 'Code'). The Company monitors developments in best practice to inform our decisions on corporate governance arrangements. We fully support and apply all the principles of section 1 of the Code, driven not only by a desire to comply, but because we believe that this framework best aligns with our business objectives. We complied throughout the year with all the provisions in section 1 of the Code, other than provision C.3.1 on the composition of the Audit Committee, where we believe we have gone beyond the independence requirements of the Code.

I hope you find the report which follows of interest. As part of our ongoing commitment to maintaining an open and effective dialogue with shareholders on corporate governance matters, I would welcome any thoughts or comments you may have.

Dennis Stevenson
Chairman

Board independence and balance
At 31 December 2005 the Board consisted of 13 directors, the Chairman, 5 Executive Directors and 7 Non-executive Directors. Karen Jones was appointed a Non-executive Director on 24 January 2006. The Board has determined that all of the Non-executive Directors are 'independent' within the meaning of the Code. Mark Tucker and George Mitchell stepped down as Executive Directors and Peter Cummings was appointed as such on 24 March 2005, 31 December 2005 and 1 January 2006 respectively. The Company has also announced the appointments of Jo Dawson and Benny Higgins as Executive Directors with effect from 1 May 2006. The Company believes the Board is of an appropriate size to oversee the Group's businesses, and has an appropriate diversity of backgrounds and mix of experience and expertise to maximise its effectiveness.

The outside commitments of Executive and Non-executive Directors are monitored and significant appointments are noted in their biographical details on pages 66 and 67. The roles of Chairman and Chief Executive are separate and their respective duties, along with those of other key officers and board committees including the Deputy Chairman, are codified in a detailed 'Board Control Manual'. Until 31 July 2006, the Chief Executive will work in parallel with the Chief Executive Designate who will, at 31 July 2006, assume the role of Chief Executive in its entirety. Until then the Chief Executive and the Chief Executive Designate will consult between themselves on the proper exercise of their respective authorities.

The Company Secretary is an employee, but not a Director, of the Company.

Board proceedings
The Board determines the strategic direction of the Group and reviews operating, financial and risk performance. A formal schedule of matters reserved to the Board has been agreed and is available on the website www.HBOSplc.com, and includes:
- approval of the Group's annual Business Plan (which defines the operating and strategic objectives of the Group and the risk framework within which it operates);
- adoption of Group policies and standards on financial and non-financial risks, and other aspects of the governance framework;
- approval of significant transactions above defined limits;
- the commencement (or cessation) of significant business activities; and
- the scope of delegations to Board Committees, subsidiary boards and the senior management of the Group.

The senior management of the Group is responsible to the Board for:
- developing strategy;
- the profitability and overall performance of the Group; and
- managing the Group's businesses in accordance with the Group Business Plan, and the policies, standards and risk appetite defined by the Board.

The Board and its Committees meet regularly. The table below summarises the number of Board and main Committee meetings held in 2005, and the level of attendance.

Board & Committee attendance during the year ended 31 December 2005

	Board	Audit (A)	Nomination (N)	Remuneration (R)
Number of meetings held in year	10	9	4	8
Number of meetings attended in year:				
Dennis Stevenson (N)	10		4	
James Crosby (N)	10		4	
Charles Dunstone	10			
Sir Ron Garrick (N*,R)	10		4	8
Tony Hobson (A*)	9	9		
Phil Hodkinson	10			
Andy Hornby	10			
Brian Ivory (R*,N)	9		4	8
John Maclean (A) (retired 27 April 2005)	4	4		
Colin Matthew	10			
Coline McConville (A,N,R)	7	6	4	8
George Mitchell (resigned 31 December 2005)	10			
Kate Nealon (A)	10	8		
David Shearer (A)**	10	6		
Mark Tucker (resigned 24 March 2005)	3			
John Ormerod (A)*** (joined 1 August 2005)		2		

* indicates committee chairman
** David Shearer was appointed to the Audit Committee on 1 April 2005
*** John Ormerod is not a director of HBOS plc.

In addition, the Non-executive Directors met on one occasion, without the Chairman or the Executive Directors being present, under the leadership of Sir Ron Garrick, Senior Independent Director and Deputy Chairman, specifically to review and evaluate the performance of the Chairman.

The Non-executive Directors have access to the advice and services of the Company Secretary. Additionally, if required in the furtherance of their duties, Non-executive Directors are entitled to seek independent professional advice at the Company's expense.

The Company provides directors' and officers' liability insurance, giving appropriate cover for legal action brought against its Directors, and implements an indemnity policy for Directors, in circumstances where they are not considered to be culpable. In addition, resolutions will be put at the 2006 AGM to change the Company's Memorandum and Articles of Association to enable the Company to offer an indemnity to Directors enabled by changes to the Companies Act 1985 made in 2005.

Internal control

The Board has overall responsibility for the Group's system of internal control and risk management and reviews its effectiveness annually. The review covers financial, operational, compliance and risk management controls. The implementation and maintenance of the risk management and internal control systems are the responsibility of the Executive Directors and other senior management. Systems are designed to manage the risk of failure to achieve business objectives, and provide reasonable assurance against material misstatement or loss.

Further details of the Group's internal controls are disclosed in the Risk Management report on pages 55 to 60.

Election and re-election of Directors

In accordance with the Company's Articles of Association, all Directors must stand for re-election at intervals of no more than three years. At the AGM in 2006, Sir Ron Garrick, Phil Hodkinson, Andy Hornby and Coline McConville will retire by rotation and will each seek re-election by shareholders. The Chairman is pleased to confirm that the performance of all directors continues to be effective, and they continue to demonstrate commitment to their respective roles.

All Directors are subject to election by shareholders at the first AGM following their appointment. Accordingly Peter Cummings and Karen Jones, having been appointed Directors with effect from 1 January 2006 and 24 January 2006 respectively, will present themselves for election at the 2006 AGM. Jo Dawson and Benny Higgins, whose appointments to the Board will take effect after the 2006 AGM, will present themselves for election at the 2007 AGM.

As previously announced, Dennis Stevenson agreed to serve a further three-year term as Chairman, commencing 1 July 2005, following his re-election as a Director by shareholders at the 2005 AGM.

Information, induction and professional development

The Chairman is responsible for ensuring that the Directors receive timely and clear information, in particular about the Company's strategy and performance, to ensure constructive debate and effective decision-making. The Company Secretary, under the direction of the Chairman, is responsible for ensuring good information flows within the Board and Board Committees, and between senior management and Non-executive Directors. The Company Secretary also has responsibility for providing advice to the Board on Corporate Governance issues.

Under the direction of the Chairman, all new Directors receive a full, formal and tailored induction programme. The programme encompasses a series of meetings and briefings with senior management and aims to familiarise them with the Group's businesses, the risks and strategic challenges those businesses face and the economic, competition, legal and regulatory environments in which they operate.

The Chairman requires all Directors to update their skills continually and ensure they have the necessary knowledge and familiarity to fulfil their role effectively. Specifically, development undertaken in 2005 covered awareness of sector, risk, regulatory, legal, financial and other developments including, for example, the impacts of the introduction of International Financial Reporting Standards and the proposed Basel II capital and risk management arrangements.

Director and Board evaluation

The performance of the Chairman is reviewed by the Non-executive Directors, led by the Deputy Chairman, taking into account the views of the Executive Directors. A meeting of the Non-executive Directors led by Sir Ron Garrick and excluding the Chairman, carried out this review in January 2006. The outcome of this meeting was confirmed to the Chairman by the Deputy Chairman. The performance of individual Non-executive Directors is kept under continuous review by the Chairman and by the Nomination Committee.

The performance of the Chief Executive is reviewed by the Chairman, taking into account the views of other Directors. The performance of individual Executive Directors is appraised annually by the Chief Executive, to whom they report. The performance of all other Group employees is monitored and reviewed as part of the Group's formal, annual appraisal programme.

The performance and effectiveness of the Board and each of its Committees is evaluated during the year, with the involvement of the Chairman and all Directors (and, where appropriate, other members of those Committees). The outputs or other findings of these evaluations leads to the development and implementation of detailed action plans. No material failings or weaknesses were identified during the year.

Board committees

The Board has written Terms of Reference for its principal Committees - Audit, Remuneration and Nomination - which are available in full on the Company's website www.HBOSplc.com. The Board reviews the Terms of Reference of each Committee at least annually. Membership of each Committee is designed to ensure that the Committees can fulfil their respective roles fully and effectively, and to make best use of the skills and experience of the Non-executive Directors. Given the complementary roles of the Remuneration and Nomination Committees, the Group believes that some overlap of their respective memberships is desirable. Other persons, if invited, may attend meetings of Committees, where appropriate, to assist in the effective discharge of the duties of those Committees. More details of the work of the Audit and Nomination Committees follows. Details relating to the Remuneration Committee are given within the Directors' Remuneration report on pages 74 to 92.

Audit Committee

Tony Hobson (Chairman)
Coline McConville
Kate Nealon
John Ormerod (joined 1 August 2005)
David Shearer (joined 1 April 2005)

Membership of the Audit Committee is reviewed by the Chairman of the Committee and the Chairman of the Group (who is not a member of the Audit Committee) at regular intervals, and they consult with the Nomination Committee in respect of potential candidates for membership of the Committee. The Committee comprises at least four members who are independent of management and free of any relationship which could interfere with the exercise of their independent judgement. Four of the five current members of the Committee are independent, Non-executive Directors of HBOS plc. John Maclean was a member of the Audit Committee until he retired from the Board on 27 April 2005. John Ormerod joined the Committee on 1 August 2005. John is neither a Director of HBOS plc nor an employee of the Group and therefore provides an additional resource and independent perspective to the Committee's deliberations.

The Audit Committee's Terms of Reference require that at least one member should have significant, recent and relevant financial expertise. The Board considers that Tony Hobson, a Chartered Accountant and formerly (until 2001) Group Finance Director of Legal & General, has the significant recent and relevant financial experience required. Both David Shearer and John Ormerod are also considered to have high levels of recent and relevant financial expertise. All Audit Committee members are expected to be financially literate and to have relevant experience.

The Group provides an induction programme for new Audit Committee members and ongoing training to enable all of the Committee members to carry out their duties. The induction programme covers the role of the Audit Committee, its Terms of Reference and expected time commitment by members, along with an overview of the Group's business. New Committee members also meet with senior management across the business and Group.

The Audit Committee is supported by Divisional Risk Control Committees, which act under delegated authority from the Audit Committee. They review, on behalf of the Audit Committee, the adequacy of the relevant Division's system of internal control and risk management; and the significant risks facing that business along with the techniques used to identify, assess and manage those risks. The minutes and work of the Divisional Risk Control Committees are reviewed by the Audit Committee.

The Audit Committee met nine times in 2005. The Committee receives and challenges reports from senior management, consulting as necessary with the external and internal auditors. The Audit Committee assists the Board in relation to its external financial reporting requirements; its risk and internal control environment; and the Group's compliance with the Code. In particular, during 2005 the Committee:

- reviewed and advised the Board on the Group's interim and annual financial statements, its accounting policies and practices, the control of its financial and business risks, the nature and scope of the work to be performed by the external and internal auditors and the results of this audit work and the responses of management;
- considered the activities, resources, organisational structure and operational effectiveness of the internal audit function;
- reviewed the effectiveness of the Group's system of internal control, including financial, operational, compliance and risk management, as well as the appropriateness and effectiveness of 'whistleblowing' procedures;
- made recommendations on the appointment and remuneration of the external auditors, and monitored the performance of the auditors;
- reviewed the non-audit services provided to the Group by the external auditors, and monitored the independence of the auditors; and
- reviewed management procedures for: identifying business risks and controlling their financial impact; preventing or detecting fraud; ensuring compliance with regulatory and legal requirements; and monitoring the operational effectiveness of policies and systems.

The Audit Committee holds private meetings with the external auditors, the Head of Group Internal Audit and the Group Risk Director on a regular basis to review key issues within their respective areas of responsibility. The Group Risk Director and Head of Group Internal Audit also have right of direct access to the Chairman of the Audit Committee in respect of matters that they wish to bring to his attention.

The Terms of Reference of the Audit Committee covers all relevant matters required by the Code. The Senior Deputy Company Secretary acts as Secretary to the Committee.

Internal audit

Group Internal Audit supports the Audit Committee, Divisional Risk Control Committees and senior management by reviewing independently and objectively the effectiveness of the controls and risk environment. The Audit Committee reviews and approves the annual Internal Audit Plan (and achievements against it), the Internal Audit Charter, the results of key audits and other significant findings, the adequacy of the management's responses and the timeliness of resolution, and the statistics on staff numbers, qualifications and experience. It seeks to ensure that the activities of the Internal Audit function are co-ordinated with the external auditors. The Audit Committee also approves the appointment or removal of the Head of Group Internal Audit.

Auditor independence & remuneration

Both the Board and the external auditors have safeguards in place to protect the independence and objectivity of the auditors. The Audit Committee has a comprehensive policy to regulate the use of auditors for non-audit services. This policy sets out the nature of work the external auditors may not undertake, which includes work which will ultimately be subject to external audit, internal audit services and secondments to senior management positions in the Group that involve decision-making. It also includes the Group's policy on hiring former external audit staff. For those services that are deemed appropriate for the auditors to carry out, the policy sets out the approval process that must be followed for each type of assignment. The Chairman of the Audit Committee must be consulted regarding potential instructions in respect of defined non-audit services above defined limits and such services must be subject to a competitive review process.

Each year the Audit Committee establishes a limit on the fees that can be paid to the external auditors in respect of non-audit services and monitors quarterly the amounts paid to the auditors in this regard. The external auditors also report regularly to the Committee on the actions that they have taken to comply with professional and regulatory requirements and current best practice in order to maintain their independence. This includes the rotation of key members of the audit team. Total auditor remuneration analysed between audit and non-audit work is shown in Note 6 to the Accounts on page 110.

The Company has a policy that an audit review process should be undertaken at appropriate intervals. This supports the Board's belief that the interests of shareholders are best served by selecting auditors through a review process at appropriate intervals, which provides an opportunity for objective assessment of the incumbent auditors, as well as alternative audit firms. In years when there is no audit review, an annual in-depth assessment of the external auditors' performance is undertaken.

An audit review process is currently underway, the outcome of which is expected to lead to a recommendation from the Audit Committee to the Board. It is envisaged that any proposal to change auditors following the review process would be put to shareholders for approval at the 2007 AGM, with any change to take effect from the audit for the 2007 financial year.

Nomination Committee

Sir Ron Garrick (Chairman)
James Crosby
Brian Ivory
Coline McConville
Dennis Stevenson

The Company Secretary acts as Secretary to the Nomination Committee.

The Committee is responsible for:

- leading the process for making appointments to the Board in relation to both Executive and Non-executive positions;
- ensuring that process is formal, rigorous and transparent;
- keeping the composition of the Board under review through a proper evaluation of the skills, knowledge and experience of Directors and the needs of the Group, the Board and its Committees; and
- ensuring plans are in place for orderly succession to appointments to the Board, and to other senior management positions.

As the Committee's responsibilities relate both to Executive and Non-executive Board roles, as well as oversight of the succession planning process in respect of other senior executive management positions, it is considered entirely appropriate that the Chief Executive is a member of the Committee, in addition to the Chairman and independent Non-executive Directors. The Committee is chaired by Sir Ron Garrick, who is both Deputy Chairman and the Senior Independent Director. The independent Non-executive Directors comprise the majority of the members of the Committee.

The Company reviews internal, executive 'talent', which it benchmarks against appropriate peer group comparisons on a continuous basis throughout the year, as a key input to succession planning decisions by the Chief Executive and other members of the senior management team. In total, talent and succession data is held in respect of approximately 1,500 colleagues across the Group, including the senior management team that falls within the Committee's remit. The Nomination Committee ensures that this continuous process (including consideration from time to time of potential external recruits) includes planning for an orderly succession in respect of executive appointments to the Board and other senior positions. In this way the Chief Executive, the senior management team and the Committee (and, through the Committee, the Board) monitor closely the nature, mix and availability of suitably experienced and appropriately qualified management both within and outwith the Group; create opportunities to challenge and develop individuals within the management team (including through inter-Divisional moves); and can act with confidence when, expectedly or unexpectedly, senior roles become vacant, or other opportunities to strengthen the management team are exploited.

During 2005, assisted by this continuous approach to succession planning, the Committee and the Board were able to respond quickly to the departure of Mark Tucker, by recommending and appointing Phil Hodkinson to the role of Group Finance Director (a role in respect of which he had previously been recognised as a strong and suitable candidate).

In addition, the continuous nature of the senior succession planning process overseen by the Committee also helped to inform the Committee's and the Board's decision that Peter Cummings should succeed George Mitchell as Chief Executive of the Corporate Division; to appoint Andy Hornby as Chief Executive Designate; and to make the external appointment of Benny Higgins as an Executive Director, following James Crosby's decision to stand down from the Board.

The Committee adopts a similar continuous approach to the identification of potential, suitable candidates to join the Board as Non-executive Directors. With assistance from external search and recruitment consultants, the Committee considers, reviews and maintains a list of suitable candidates, and ensures that this list is kept under continuous review and is regularly refreshed.

In respect of the Board vacancy created in 2005 following the retirement of John Maclean, a range of potential candidates was identified, informed by the continuous review process described above; by the Chairman's and the Committee's assessment of the mix of skills, knowledge and experience of the continuing Non-executive Directors; and by the requirement of the Board and its Committees. Interviews were conducted with a number of potential candidates during the year, by the external search consultants, members of the Committee, and other Directors. As a result of this process, the Committee recommended to the Board, and the Board agreed, that Karen Jones be appointed to the Board as a Non-executive Director with effect from 24 January 2006.

Relations with Shareholders

Institutional investors

The Investor Relations team has primary, day-to-day responsibility for managing communications with institutional shareholders through a combination of briefings to analysts and institutional shareholders (both at the interim and year end results), site visits and individual discussions with Board members and key members of the senior management team. Regular dialogue with shareholders helps to ensure that the Company's strategy is understood and that any queries or other issues are addressed in a constructive way.

There is also an annual audit of investor opinion which is undertaken on behalf of the Board. This takes the form of structured interviews with individual investors and is conducted by an independent external adviser. The 2005 audit was conducted with 32 investors in the UK, North America and Europe. Collectively these 32 institutions represent almost a quarter of the institutional ownership of HBOS plc. All interviewees had enjoyed at least one HBOS contact over the previous 12 months, the majority of which were with Executive Directors. The audit gathered opinion on strategy, financial and operational results, management, corporate governance and investor communication. The views of these investors were reported to the HBOS Board on a non-attributable basis, giving the Board direct access to investor views on a wide range of performance metrics to help them to develop a balanced understanding of major shareholders. The annual audit of investor opinion complements monthly reports to the Board on market and investor sentiment and opinion.

Private shareholders

The Company Secretary, primarily through the Shareholder Services team, oversees communications with private shareholders.

Each year shareholders receive the Annual Review & Summary Financial Statement or, if they so choose, the Annual Report and Accounts.

Annual General Meeting ('AGM')

The Company's AGM takes place at different UK locations each year to maximise opportunities for the Company's shareholders to attend, should they wish to do so. The AGM provides an opportunity for shareholders to hear about and question the Group's performance and the Directors' stewardship of the Company. Shareholders who wish to raise a question can submit it beforehand if they wish, or alternatively can raise it at the AGM. The Chairmen of the Audit, Remuneration and Nomination Committees will be present at the AGM - along with other Directors - to answer shareholders' questions, through the Chairman of the Board, on the responsibilities and activities of their Committees.

Voting at the Company's AGM is conducted entirely on a poll, in accordance with the *Review of the impediments to voting UK shares* prepared by Paul Myners in January 2004. In order to make proxy voting as straight-forward as possible and to encourage shareholder engagement, the Company also provides facilities for both institutional and private shareholders to lodge proxy votes electronically.

Shareholders can receive up-to-date information throughout the year on the Company's website, www.HBOSplc.com. This provides share price information, financial results, copies of presentations to analysts and answers to frequently asked questions. A telephone helpline is available on 0870 702 0102 providing a contact point for shareholders on issues such as dividends and announcements.

Senior Independent Director

The Senior Independent Director attended various briefings and other meetings with analysts and other representatives of institutional investors during the year. The Company considers his contacts with investors were sufficient to develop a balanced understanding of the issues and concerns of major shareholders, in accordance with Code provision D.1.1.

In addition, the Senior Independent Director remains available to meet shareholders on request. Should any shareholder have a concern which they feel cannot be resolved through the routine mechanisms for investor communication, or by direct contact with the Chairman or Chief Executive (as appropriate), they are encouraged to contact the Senior Independent Director, initially via the Company Secretary at the Registered Office.

Statement of Directors responsibilities in respect of the Annual Report and the financial statements

The Directors are responsible for preparing the Annual Report and the Group and parent Company financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and parent Company financial statements for each financial year. They are required to prepare the Group financial statements in accordance with International Financial Reporting Standards ('IFRSs') as adopted by the EU and have elected to prepare the parent Company financial statements on the same basis.

The Group and parent Company financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position of the Group and the parent Company and of the performance for that period; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the Group and parent Company financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether they have been prepared in accordance with IFRSs as adopted by the EU; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the parent Company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent Company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the Directors are also responsible for preparing a Directors' Report, a Directors' Remuneration Report and the Corporate Governance Statement that comply with that law and those regulations.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Letter from the Chairman of the Remuneration Committee

Dear Shareholder
I am again delighted to introduce this, our fourth, HBOS Remuneration Committee Report for which we will be seeking approval from shareholders at our Annual General Meeting.

We introduced our current remuneration policy for our most senior colleagues (about 200 in all) from the start of 2002.
It has therefore been in place for four full calendar years and I am pleased to report that:
- *during that period, and following regular reviews by the Committee, we have maintained the policy's key characteristics and not seen the need for fundamental change;*
- we have gained strong support for our policy and practice from shareholders generally, as most recently evidenced by support from almost 99% of shareholders who voted on the 2004 report one year ago;
- we have maintained proactive dialogue with our major shareholders and their representative bodies and enjoyed welcome support and advice from them on remuneration matters; and
- we have examined how well incentive awards made in previous years have aligned with the Group's performance and concluded that alignment is strong.

On that latter point we have looked back over the first four full calendar years of HBOS (2002-2005) in order to assess the correlation between corporate performance and incentive outcomes.

Under the short term incentive arrangements, we have used consistent metrics - profitability, earnings per share and return on equity - and over the four year period these have risen, on average, by about 17% p.a., about 18.5% p.a. and about 4% p.a., respectively. Even though we have delivered double digit profit growth each year, our short term incentive payments each year have only been slightly above target levels.

Our consistent delivery of operational performance shows through in our strong relative total shareholder return performance (see Section 10.4) and in the rewards which our colleagues - and also our shareholders - enjoy as a result. Specifically, under the long term incentive arrangements, we have again used a consistent metric - total shareholder return - and over the four year period, we have, on average, outperformed our competitors by almost 7% p.a. - HBOS total shareholder return over that period has been almost 40%. In terms of incentive outcomes, we have made payments at almost maximum levels. Overall, over this period, shareholders have enjoyed £10bn of added value over and above the average growth delivered by our comparator group.

All Executive Directors have chosen to take all incentive outcomes in HBOS shares over each of the first four years of HBOS's existence.

In 2005, our review of remuneration policy for our most senior colleagues focused on five areas:
- the legislative **pension changes** being introduced from 6 April 2006 and, specifically, the introduction of the 'Lifetime Allowance';
- the **long term incentive scheme** for our most senior colleagues where we had, in 2002, given undertakings to our major investors that we would review the scheme after three full calendar years to evaluate its effectiveness;
- the need to reinforce, for our most senior colleagues, **performance focus and accountability**; and then to design appropriate up to date remuneration structures - in terms of their links to divisional operating, Group operating and Group shareholder performance;
- the parallel need to re-assess **competitive remuneration positioning** in our market so that we are well placed in terms of recruitment and retention - as well as motivation - particularly as our business breadth and share of markets expand; and
- the need to ensure that our colleagues, including those in the top team, have sufficient appreciation and understanding of our remuneration offering, particularly during the run up to the introduction of the legislative pension changes.

***These are complex and interdependent issues. So far, HBOS's remuneration offering to its top team has been a straightforward and* transparent one and the Committee has sought to maintain those characteristics following the 2005 review - as well as to get the remuneration structure right for all stakeholders.**

We have therefore decided to:
- **cease, from April 2006, service-related pension accrual** for those whose pension pots then exceed the £1.5m 'Lifetime Allowance'. We will replace that remuneration element with a simple annual taxable cash allowance of 25% of salary (which will not count as salary for the purposes of the incentive schemes);
- **maintain the long term incentive scheme** for our most senior colleagues, in its current form. It pays nothing for average performance and linearly increasing amounts as we add more value for shareholders relative to that created by our competitors - on the basis of about 1.5% of that relative added value going to participants with 98.5% going to shareholders generally; and
- **maintain the structure of the existing short term incentive scheme and introduce, from January 2006, a second element to the short term incentive scheme** for our 50 or so most senior colleagues who are collectively the principal drivers of not only divisional operating but also Group operating and Group shareholder performance. The second element is therefore based on two year performance periods and will reward sustained and consistent operating performance at Group level.

The introduction of this reward component is important for three reasons. Firstly, we want to place more emphasis on sustained consistent delivery of operational performance - because we believe that it is a key driver of the creation of longer term shareholder value. Secondly, we want to continue with our emphasis on performance related reward - because it works. Thirdly, as our performance over the last four years shows, we have an outstanding top team which we must retain and reward competitively.

This will mean that our suite of incentive schemes for these colleagues will be:

Core Short Term Incentive (1 year) with Deferred Share Enhancement
Purpose: To motivate achievement of annual divisional operating objectives and to provide incentive to co-invest and deliver absolute total shareholder returns.

Performance measures and drivers: Will vary by level of seniority and function. May include divisional sales, costs, profitability, risk management delivery and/or customer service delivery. In addition, share price and dividends in respect of the deferred element.

Extended Short Term Incentive (2 years) with Deferred Share Enhancement
Purpose: To motivate consistent achievement of Group operating objectives over more than one year and to provide incentive to co-invest and deliver absolute total shareholder returns.

Performance measures and drivers: Group profitability, EPS and ROE. In addition, share price and dividends in respect of the deferred element.

Long Term Incentive (3 Years)
Purpose: To incentivise relative and absolute overall share performance. To align shareholder and senior colleague interests.

Performance measures and drivers: Relative total shareholder return with secondary absolute total shareholder return.

These schemes, collectively, are positioned not only to be market competitive but also to sustain and improve focus on our key business issues. Fuller detail on these incentive schemes appears within the main body of this report.

In the full report which follows, we have produced transparent and extensive technical details, as we have done for the past three years.

We welcome questions and feedback from all shareholders on both the report content and the report transparency.

We believe our remuneration policy is right for our colleagues and right for our shareholders - and we encourage all shareholders to support this Report at the Company's forthcoming (2006) Annual General Meeting.

Brian Ivory
Chairman
Remuneration Committee
28 February 2006

1. What this report covers
This report to shareholders:
- sets out our remuneration policy;
- explains the policy under which our Chairman, our Executive Directors, the next two most senior groups of colleagues and our Non-executive Directors were remunerated for the year ended 31 December 2005; and
- sets out tables of information showing details of the salary, incentive, share and pension interests of all the Directors for the year ended 31 December 2005.

2. Compliance with regulations
This report has been approved by the Board. A resolution will be put to shareholders at the Annual General Meeting inviting them to consider and approve this report, as required by the Directors' Remuneration Report Regulations 2002 (the 'Regulations') as now incorporated in the Companies Act 1985.

The report complies with the requirements of the Regulations.

As required by the Regulations, Section 13 of this report has been audited by KPMG Audit Plc, with the exception of Section 13.3.1 (Shares), Note 8 to Table 6 within Section 13.3.3 (TSR performance 2003-2005), Section 13.3.7 (Interest in Shares under Trusts) and Section 13.3.9 (Statutory Performance Graph), which do not fall to be audited.

3. Role of the Remuneration Committee
The Remuneration Committee (the 'Committee') is a committee of the Board. Your Board believes that a properly constituted and effective Committee is key to ensuring that Executive Directors' and other colleagues' remuneration is aligned with shareholders' interests and that it motivates Executive Directors and other colleagues to enhance the absolute performance and the relative competitiveness of the Group. The Committee's terms of reference are summarised in Appendix 1.

4. Membership of the Remuneration Committee
The members of the Committee during 2005 were all independent Non-executive Directors, as shown below:
Brian Ivory (Chairman)
Sir Ronald Garrick
Coline McConville

At the invitation of the Chairman of the Committee, the Group's Chairman and the Chief Executive attend Committee meetings to provide background and context on matters relating to the remuneration of the other Executive Directors and other colleagues in the Group, but do not attend when their own remuneration or contractual terms are discussed. No Director is involved in determining his or her own remuneration or contractual terms.

During 2005, the Committee met on eight occasions and the attendance of Committee members is as shown below:
Brian Ivory (Chairman) - eight meetings
Sir Ronald Garrick - eight meetings
Coline McConville - eight meetings

This frequency of meetings enables the Committee regularly to review, for Executive Directors and other senior colleagues, overall reward and the components thereof, in relation to the absolute performance and the relative competitiveness of the Group.

The performance of the Committee is evaluated as part of the overall evaluation of the performance of each Non-executive Director, as set out in the Corporate Governance Report on pages 68-72.

5. Advisors to the Remuneration Committee
During 2005, David Fisher, Director, Group HR, acted as Secretary to the Committee and provided advice to it. Harry Baines, the Company Secretary, also provided advice to the Committee. In addition, the Committee sought independent external advice on remuneration matters. The Committee does not retain advisors but uses organisations best suited to undertake specific projects from time to time. During 2005, the Committee took advice, directly or indirectly, from:
- Watson Wyatt Limited, in relation to pension issues; this organisation also advises the trustees of various Group pension plans on a range of pension issues;
- Mercer Human Resource Consulting, in relation to pension issues; this organisation also advises the Group on a range of pension issues through its role as Corporate Actuary. It also advises the trustees of one small group pension plan;
- Hay Group, Towers Perrin and Watson Wyatt Limited, in relation to remuneration issues; these organisations also advise the Group on a range of remuneration issues;
- New Bridge Street Consultants LLP, in relation to various policy issues and in relation to the preparation of this report; this organisation also provides general advice to the Group on remuneration issues and independent performance measurement results for grants under the long term incentive plan which applies to our most senior colleagues; and
- Linklaters, in relation to various policy issues and in relation to the preparation of this report; this organisation also provides legal advice to the Group on remuneration and other issues.

In the opinion of the Committee, there were no conflicts of interest during 2005 in relation to these organisations advising the Group, certain pension scheme trustees and the Committee.

6. Compliance with the Combined Code
Full details of the Group's approach to Corporate Governance, including compliance with original and revised versions of the Combined Code, are included in the Corporate Governance Report on pages 68-72.

The Board has followed and complied with the Combined Code as well as the Regulations in preparing this Report and in designing performance-related incentive plans for senior colleagues.

7. Service contracts
The arrangements relating to the provision of the services of the Chairman of the Group are covered by a contract which extends to 30 June 2008. If the contract is terminated by the Group prior to the expiry of the term, contractual compensation equivalent to the balance of the fees payable during the balance of the term (subject to a maximum compensation equivalent to one year's fees) may, in certain circumstances, be payable.

All the Executive Directors have rolling service contracts which can be terminated by the Group on one year's notice or by the Director on six months' notice. If any contract is terminated by the Group prior to the expiry of the term, contractual compensation up to the equivalent of one year's basic salary may, in certain circumstances, be payable. There is no contractual compensation entitlement for any of the Directors beyond this. Executive Directors are expected to make reasonable efforts to mitigate for any loss arising from early termination of their contracts.

There are no provisions in service contracts which provide for enhanced terms on a change of control of the Group.

It is the Committee's policy to design service contracts for any newly recruited Executive Directors in a comparable form to the contracts of existing Executive Directors.

Non-executive Directors are appointed by letter for an initial term of three years with an expectation that in most cases, and subject to satisfactory performance, they will be invited to serve a second three-year term. Where the Board is satisfied that it is in the interests of the Group and its shareholders, a Non-executive Director may be asked to serve a third three-year term. Notwithstanding these three yearly terms, appointments of Non-executive Directors can be terminated on one month's written notice given either by the individual Director or by the Group.

8. External appointments

The Group recognises that Executive Directors may be invited to become non-executive directors of other companies and that such appointments can broaden their knowledge and experience, to the benefit of the Group. Provided that it does not impact materially on their executive duties, Executive Directors are generally encouraged to accept one such appointment. They may retain any resulting fee. In certain circumstances, two such appointments may be permitted. The fees payable in respect of any second appointments will be donated to charity.

9. Share ownership

The Group believes that share ownership by colleagues throughout the Group enhances their alignment with shareholders' interests. Therefore colleagues in the Group are able to acquire shares as a result of:

- the free share plan (up to £3,000 p.a.);
- the sharesave plan (based on contributions of up to £3,000 p.a.);
- short term incentive plans. All colleagues can opt to take the whole or part of their incentive in shares rather than in cash. Those who take their incentive in shares, retain them for three years and remain with the Group for that period (or rank as qualifying leavers) receive a 50% enhancement of such shareholding (this facility is termed 'sharekicker');
- long term incentive plans. Share grants of varying percentages of salaries were made to senior colleagues (about 190 in all) effective from the start of 2005; and
- personal purchase using the Group's, or other, sharedealing facilities.

These arrangements assist colleagues throughout the Group to acquire shares. They form a key element of the Group's commitment to creating a competitive, flexible and performance-oriented reward structure.

The Group requires all of its Directors (including the Chairman and the Non-executive Directors), together with other senior colleagues, to acquire and retain significant numbers of shares relative to base salaries or fees. In the case of each Director the value of the shareholding is required to be at least 100% of base salary or base fee, based on average personal shareholdings, within three years of appointment or by 2006, whichever is the later. It is anticipated that all such colleagues will satisfy these requirements during 2006.

10. Remuneration policy for Executive Directors and other senior colleagues

To deliver its objective of creating real increases in shareholder value relative to the finance sector, the Group needs to attract and retain the most capable and committed people and create the right employment conditions and reward opportunities for them.

The remuneration policy for Executive Directors and their most senior colleagues is aligned with this objective. Accordingly, the focus of remuneration policy is not simply on salary but is on incentive plans that are aligned with the delivery of both operating plans and increases in shareholder value.

Therefore, for 2006 and for 2007 (subject to review), as was the case for 2002, 2003, 2004 and 2005:

- salary policy is set at around market median for the financial services sector;
- the short term incentive plan is based on the delivery of operating plans; and
- the long term incentive plan is focused on the creation of relative additional shareholder value. Participants do not receive any shares unless the Group's relative total shareholder return is above that of the finance sector as measured using the weighted average total shareholder return of a comparator group of companies. The long term plan is highly geared so that average performance (or worse) generates no reward but outstanding performance generates a high level of reward.

The Committee has appropriate procedures in place to ensure that these policies are followed in practice.

The changes we are making to our remuneration structures are set out in Section 10.3. There are no further plans at present to make any changes to this remuneration policy for 2006 and beyond.

In broad terms, for 2006 and beyond, for every £100 of target reward for Executive Directors, about £42 is fixed and £58 is performance contingent. Sustained exceptional performance can result in a further £66 of reward. Of the performance element of reward, between 20% and 29% is based solely on annual performance with the rest based on longer term performance or retention.

For remuneration purposes, roles in HBOS fall into one of ten Levels, 1-8, the HBOS Executive and the Executive Directors.

This report covers colleagues who fall into Level 8 and above, about 50 colleagues in all, but with emphasis on Directors. Appendix 2 gives broad details of remuneration arrangements for those in Levels 1-7.

10.1 Salary
Salary benchmarks are reviewed annually, taking account of information from independent sources on salary rates for comparable jobs in the finance sector and in other selected major listed companies. Actual salaries are normally reviewed annually in May but can be reviewed at any time. There is no automatic annual salary increase.

The benchmarking process is both extensive and rigorous. It is designed to ensure that the median salary policy adopted by the Committee demonstrably applies in practice. Specifically, the Committee considers data sourced from Hay Group, Towers Perrin and Watson Wyatt Limited; as well as data sourced from annual reports and accounts of other relevant companies. These include the 'FTSE15' - seven companies bigger than and seven companies smaller than HBOS - together with other major banks, insurance companies and retailers.

Base salaries of the Executive Directors after the most recent review with effect from 1 May 2005, and at 31 December 2005, were: James Crosby £875,000, Phil Hodkinson £575,000 (from 1 April 2005), Andy Hornby £685,000, Colin Matthew £550,000 and George Mitchell £610,000 (retired 31 December 2005).

Until the date of his leaving on 7 May 2005, Mark Tucker's base salary was £560,000.

There were some substantial individual salary increases during 2005. Three Executive Directors (Phil Hodkinson, Andy Hornby and Colin Matthew) were promoted to significantly larger roles during the year and had large salary increases as a result. However, the aggregate salaries of the Executive Directors in force at the end of 2005 were about 4% lower than the aggregate in force at the end of 2004.

At 31 December 2005, the average salary for those in the HBOS Executive was £321,000; the upper quartile was £356,000 and the lower quartile was £271,000; and for those in Level 8 the average was £213,000; the upper quartile was £240,000 and the lower quartile was £180,000.

10.2 Incentive plan philosophy
The purpose of the incentive plans is to provide a direct link between each individual's remuneration and three components of performance, namely their own, that of the business they work in and that of the total Group, both annually and over the longer term.

All Executive Directors and a substantial majority of other senior colleagues participate in incentive plans which are Group-wide. Performance targets and levels of participation differ in order to align overall individual remuneration with the Group's policy objectives outlined earlier. Different, market specific, arrangements exist for a small number of senior colleagues within the Group.

Payment of incentives, for Executive Directors and certain other individuals, is subject to the approval of the Committee. Except in certain exceptional circumstances in respect of initial periods of employment, it is the Committee's policy that no Executive Director should have a contractual right to an incentive.

Incentive arrangements to apply during 2006 are set out below.

10.3 Short Term Incentive Plans
The levels of the incentive payments are dependent on the extent to which operating plan objectives are achieved.

The short term incentive plans, for Executive Directors, the HBOS Executive and colleagues in Level 8, have two key elements.

The first element, operated annually, rewards the achievement of annual line of sight operating plan objectives - those for which the individual has prime or material contributory accountability. It is an annual scheme based on annual performance. Benchmark payment levels which apply for 2006 are as follows:

Category	Incentive as a % of salary for 2006	
	Target	Maximum
Executive Directors	75	112.5
HBOS Executive	75	112.5
Level 8	60	90

Any incentive outcome from the 2006 scheme is crystallised for participants in March 2007 but then invested in shares for three years until March 2010.

For Executive Directors, payment of target incentive will require the achievement of targets which include earnings per share ('EPS') and return on equity ('ROE') and the attainment of a certain level of profitability. For others, payment of target incentive will require the achievement of divisional or functional operating plan targets which might include sales, costs, profitability, risk management and/or customer service components.

The second element, operated annually, (which will be implemented subject to shareholder approval at our Annual General Meeting) rewards the sustained achievement of Group operating plan objectives - for which Executive Directors, the HBOS Executive and colleagues in Level 8 have aggregate contributory responsibility through a combination of annual and biennial performance. Group performance is again measured against EPS, ROE and profitability. Benchmark payment levels which apply for the 2006-2007 cycle of the scheme are as follows:

Category	Incentive as a % of salary for 2006-2007							
	Target				Maximum			
	2006	2007	2006-2007*	Total	2006	2007	2006-2007*	Total
All	11.25%	11.25%	15%	37.5%	16.875%	16.875%	22.5%	56.25%

*Payable only if 2006 and 2007 targets/maxima are attained.

Any incentive outcome from the 2006-2007 scheme is crystallised for participants in March 2008 but then invested in shares for three years until March 2011.

The levels of incentives shown in the two tables on page 78 require participants to take their incentives in shares (the sharekicker facility referred to in Section 9) rather than in cash; to retain these shares for three years; and to remain in Group employment or to rank as a qualifying leaver during the three year period. The Committee believes that this feature clearly aligns the interests of participants and shareholders by encouraging participants to be both long term colleagues and long term shareholders, having first achieved stretching performance targets in relation to operating plans. Participants may take their incentive in cash in which case the incentive is released at two thirds of the level which would normally apply were incentive taken in shares.

The incentive levels for the first element of the scheme are the same as those which applied in 2005. The incentive levels for the second element of the scheme are new for 2006. The Committee is proposing to increase the overall incentive levels for this scheme to address a clear shortfall in HBOS's competitive remuneration position in the financial services sector. Introducing the deferred element to the scheme to close this shortfall is considered to be the most appropriate way to help attract and retain the most capable and committed Executive Directors and their most senior colleagues.

There is a separate additional core short term incentive plan for one Executive Director, Peter Cummings, to recognise and respond to market practice in his divisional specialism. The level of the incentive payments under this additional plan are dependent on the extent to which Peter Cummings achieves his divisional operating plans. The additional incentive opportunities are at two thirds of the levels of the annual incentive plan applying to Executive Directors generally, payable in cash.

James Crosby will participate in the first element of the short term incentive plan until he leaves on 31 July 2006. He will not participate in the second element of the short term incentive plan.

10.4 Long Term Incentive Plans

Participants are granted conditional shares shortly after the start of the financial year equal to the number of shares secured by a percentage of the participant's salary and based on the price of the Group's shares, using the average market price in the last ten business days of the previous financial year. For awards in 2006, grant levels will be as follows:

Category	Conditional share grant as a % of salary
Executive Directors	100
HBOS Executive	66.67
Level 8	66.67

James Crosby will not participate in the long term incentive plan in respect of awards in 2006.

The number of shares ultimately released to participants under the plan is dependent on the Group's annualised Total Shareholder Return ('TSR') (defined as the gross overall return on ordinary shares of HBOS after all adjustments for capital actions and re-investment of dividends or other income) over three year periods, compared to the annualised weighted average TSR of a basket of comparator companies (Alliance & Leicester; Aviva; Barclays; Bradford & Bingley; Legal & General; Lloyds TSB; Northern Rock; Prudential; Royal Bank of Scotland; and Royal & Sun Alliance) over equivalent periods.

For awards in 2006, any releases early in 2009 will be as follows:

Group's relative TSR performance	Amount released as a % of share grant
0% p.a. (or below)	0
+3% p.a.	100
+6% p.a. (or above)	200

Intermediate positions will be determined by interpolation.

If the relative TSR performance does not exceed 0% p.a. after three years, the conditional share grant lapses. There is no retest in this or any other circumstance.

The Committee believes that TSR is an appropriate performance measure because it is a robust and transparent measure of the creation of shareholder value; that a relative measure is more competitively appropriate than an absolute one; and that a weighted average group made up of the biggest domestic banking and insurance companies is the most valid comparator and gives a more effective performance test than a traditional ranking-based league table.

Calculations of TSR performance are performed independently of the Group by New Bridge Street Consultants LLP for the purposes of determining outcomes under the plan.

Provided that the weighted average TSR of the comparator companies is at least 0% p.a., HBOS shareholders will have to enjoy an additional return equivalent to at least £7.25bn over 2006-2008 for share grant participants in 2006 to enjoy maximum releases early in 2009. The estimated face value of conditional share grants for 2006 is about £16.5m in respect of about 200 participants. Maximum releases would amount to about £33m plus share growth plus dividends.

Executive Directors and colleagues in the HBOS Executive and Level 8 have never been granted executive share options by HBOS and will not be granted executive share options in 2006. There are no plans to grant executive share options to these individuals in future years.

The Executive Directors and other senior colleagues may participate in the free share plan introduced for all eligible UK colleagues in 2005. The Executive Directors and other senior colleagues may also participate in the sharesave plan. These are both standard tax-approved schemes available to all colleagues, with no performance conditions.

These overall long term incentive levels are broadly the same as those which applied in 2005.

In relation to 2003-2005, the outcome for TSR was 5.49% p.a. ahead of that of the comparator group and long term incentive outcomes will, therefore, be at 183% of share grant levels.

10.5 Benefits

Each senior colleague is provided with benefits, which principally comprise a company car (or cash in lieu), pension arrangements, paid leave, healthcare cover and preferential terms for some Group products.

Individuals are generally included in membership of tax-approved final salary pension arrangements and, for certain individuals who joined the Group after 1989, for membership of separate final salary pension arrangements. These arrangements, taken together, provide a personal pension benefit based on salary only, with a maximum pension of two thirds of final salary (in broad terms, the last 12 months' salary) at normal retirement age (age 60), subject to the necessary pensionable service. The arrangements also provide a lump sum life assurance benefit of four times salary and pension benefits for spouses/dependants and qualifying children.

Recent recruits have been, and future recruits will be, included in tax-approved money purchase pension arrangements or separate arrangements of equivalent value. These arrangements also provide a lump sum life assurance benefit of four times salary.

All tax-approved benefits are subject to Inland Revenue limits. Pension entitlement is based on salary only.

In April 2006, service related pension accrual under final salary pension arrangements will cease for those whose pension interest exceeds the 'Lifetime Allowance' of £1.5m. Similar cessations will apply under money purchase pension arrangements. Affected colleagues will receive an annual non-pensionable cash allowance of 25% of salary, payable monthly, in lieu of such service related pension accrual or money purchase pension contributions. This cash allowance will not count as salary for the purposes of the incentive schemes.

11. Remuneration policy for the Chairman

The remuneration policy for the Chairman recognises that, whilst the Chairman was independent of the organisation when he joined it, he is not now regarded as independent. The Chairman plays an active role in influencing the strategic direction of the Group and ensuring performance delivery. It is therefore appropriate that the Chairman's reward arrangements are based on a mixture of a base fee and performance-related long term incentive.

The base fee of the Chairman after the most recent review with effect from 1 July 2005, and at 31 December 2005, was £575,000.

In addition, as has been the case in HBOS since 2002, the Chairman is included in a long term incentive plan equivalent to that described in Section 10.4 and therefore receives an annual conditional grant based on 100% of his fee and subject to the same performance conditions as apply to Executive Directors.

The Committee established the long term incentive plan for the Chairman through a separately constituted scheme, for two reasons. Firstly, so that shareholders could vote on this scheme quite separately from any vote on the scheme applying to Executive Directors. Secondly, for legal reasons, because the Chairman is not an employee of the Group and cannot therefore be included in the share-based long term incentive plan described in Section 10.4 as that plan is available to employees only. In practice, however, the scheme which applies for the Chairman is a mirror image of the scheme applying to Executive Directors.

There is no short term incentive plan and there are no benefits (car, pension, paid leave, healthcare) for the Chairman. The Chairman is reimbursed for a proportion of his office expenses.

The Committee does not slavishly cross-reference the Chairman's reward to a particular time commitment: in practice the Chairman has always been available as required by the Group and, in broad terms, spends about half his working time on HBOS business.

12. Remuneration policy for Non-executive Directors

Remuneration for Non-executive Directors consists solely of fees. There are no short term incentive plans or long term incentive plans or benefits (car, pension, paid leave, healthcare) for Non-executive Directors.

The current base Board membership fee for each Non-executive Director after the most recent review, effective from 1 May 2005, is £50,000. In addition, fees are paid for services on committees and for directorships of subsidiaries and joint ventures.

Fees are set based on comparisons with other non-executive director fees and time commitments in comparable companies.

13. Directors' Remuneration for the year ended 31 December 2005

13.1 Emoluments

Table 1a below has been prepared in accordance with regulatory requirements in respect of Directors' remuneration for the year ended 31 December 2005:

Table 1a

	Notes	Salary including fees & further remu-neration £000	Taxable benefits and pension allow-ance £000	Annual cash incentive for 2005 £000	Deferred share incentive for 2002 £000	Total year ended 31.12.05 £000	Compa-rative total year ended 31.12.04 £000
Chairman							
Dennis Stevenson	3	**563**				**563**	538
Executive Directors							
James Crosby	1,5,6,8,9	**858**	**20**	**586**	**263**	**1,727**	1,483
Phil Hodkinson	1,5,6,8,9	**541**	**10**	**385**	**70**	**1,006**	731
Andy Hornby	1,5,6,8,9	**660**	**19**	**459**	**160**	**1,298**	1,078
Colin Matthew	1,8,9	**513**	**17**	**369**	**77**	**976**	721
George Mitchell	1,2,8,9	**595**	**19**	**409**	**95**	**1,118**	937
Non-executive Directors							
Charles Dunstone	4	**66**				**66**	56
Sir Ronald Garrick	4	**183**				**183**	158
Anthony Hobson	4	**204**				**204**	195
Brian Ivory	4	**129**				**129**	124
Coline McConville	4	**92**				**92**	70
Kate Nealon	4	**105**				**105**	49
David Shearer	4	**89**				**89**	50
Former Directors							
Mike Ellis	1,2,9		**12**		**197**	**209**	1,020
John Maclean	2,4	**73**				**73**	134
Sir Bob Reid	4						19
Louis Sherwood	4						38
Mark Tucker	2,7,9	**197**	**143**			**340**	744
Philip Yea	4						29
Total		**4,868**	**240**	**2,208**	**862**	**8,178**	8,174

Notes to Table 1a

Note 1:

The annual cash incentive amounts, approved by the Committee, relate to performance under the short term incentive plan in 2005 against targets including those for earnings per share and return on equity and the attainment of a certain level of profitability. The target cash incentive was 50% of salary and the maximum cash incentive was 75% of salary. The actual cash incentive outcome for 2005 was 67% of salary. Annual cash incentive figures exclude potential sharekicker enhancements for any element of the incentive taken in shares. Details of potential sharekicker enhancements from earlier years are set out in Table 5.

The deferred share incentive amounts, approved by the Committee, relate to the release of the additional shares under sharekicker as set out in Table 5.

Note 2:

George Mitchell retired as an Executive Director on 31 December 2005. No termination payment was made and he retired based on terms set out in his contract except that his pensionable service was augmented from 39 years 2 months to 40 years, at a cost of £198,000.

Mark Tucker resigned as an Executive Director on 24 March 2005 and left on 7 May 2005. No termination payment was made and all his interests under incentive schemes lapsed. The payments shown in Table 1a include £142,647 representing about one year's contractual pension allowance.

John Maclean retired as a Non-executive Director on 27 April 2005. No termination payment was made.

Mike Ellis retired as an Executive Director on 31 December 2004 based on terms set out in last year's report. No termination payment was made and he retired based on terms set out in his contract.

Note 3:
The fee payment to Dennis Stevenson comprises payments made to him personally in respect of his service as Chairman of the Group of £562,500 (2004 £537,500).

Note 4:
From 1 May 2004 the basic Board membership fee payable to Non-executive Directors was at a rate of £45,000 p.a. and from 1 May 2005 it was increased to a rate of £50,000 p.a. The basic Board membership fee covers the range of duties and responsibilities associated with Non-executive Directorship, including attending Board meetings and the Annual General Meeting.

The figures shown in the table above also include fees for services on committees of the Board, details of which are set out in the Corporate Governance Report on pages 68 to 72. The levels of fees for some Non-executive Directors reflect the significant time spent by them on such committee duties.

The figures shown in the table above also include fees for services as Directors of subsidiaries and joint ventures; and for services on other committees. The fees in relation to these subsidiaries, joint ventures and committees were as follows:

Table 1b

	2005 £000	2004 £000
Charles Dunstone	**17**	12
Sir Ronald Garrick		
Anthony Hobson	**85**	80
Brian Ivory	**33**	32
Coline McConville	**17**	12
John Maclean	**55**	83
Kate Nealon	**40**	5
David Shearer	**26**	13
Sir Bob Reid		2
Louis Sherwood		22
Philip Yea		4
Total	**273**	265

Note 5:
The salaries shown for James Crosby, Phil Hodkinson and Andy Hornby are the amounts of salary they would have received had they not given up £18,703, £3,030 and £9,694, respectively, as additional pension contributions. Short term incentives, long term incentives and pension entitlements have been calculated by reference to salaries prior to the reductions for additional pension contributions.

Note 6:
Certain Executive Directors are non-executive directors of other companies. Their roles and fees were as follows:

James Crosby was a Non-executive Director of ITV plc throughout 2005 for which he received fees (which he retains) of £50,000.

James Crosby was a Non-executive Director of the Financial Services Authority throughout 2005 for which he received fees of £25,375 which he donated to charity.

James Crosby and Phil Hodkinson were Non-executive Directors of St. James's Place Capital plc during 2005. The annual fees are paid directly to HBOS and not to them personally. Phil Hodkinson resigned with effect from 22 July 2005.

Andy Hornby was a Non-executive Director of GUS plc throughout 2005 for which he received fees (which he retains) of £35,000. In addition, the annual rate of share based fee (which he retains) is 2,500 ordinary shares in GUS plc, equivalent to £25,800 based on the market price of GUS plc's ordinary shares at 31 December 2005.

Phil Hodkinson was appointed a Non-executive Director of BT Group plc with effect from 1 February 2006 for which he will receive fees (which he will retain) of £50,000 p.a.

Note 7:
Unlike all other Executive Directors, Mark Tucker was not included in final salary pension arrangements. His contract provided for other arrangements to a value of 25% of salary per year.

Note 8:
The annual cash incentives for 2005 may be applied, if participants so choose, to buy shares in March 2006 under the arrangements described in Section 13.3.2. The deferred share incentives for 2002 are the values of additional shares released in 2005, if participants chose to buy shares in March 2002 with their annual cash incentive under the arrangements described in Section 13.3.2.

Note 9:
Taxable benefits comprise the benefits in kind values of company cars, healthcare, additional life assurance and concessionary rate mortgages. In respect of Mark Tucker only, they include his pension allowance.

13.2 Pension benefits

Details of each Executive Director's pension and lump sum life assurance entitlement, and the annual contributions (as percentages of pensionable salaries) required to meet the costs of providing those benefits, are as follows:

Table 2

	Normal retirement age	Pension as a % of final salary	Lump sum life assurance as a multiple of salary	Cost of benefits as a % of salary
James Crosby	60	66.7	4	52
Phil Hodkinson	60	55.3	4	52
Andy Hornby	60	66.7	4	45
Colin Matthew	60	66.7	4	29
George Mitchell	60	66.7	4	30

Notes to Table 2

Note 1:

Pension is generally based on retirement from service at normal retirement age (age 60) and is based on final salary disregarding, where relevant, the earnings cap as defined in the Finance Act 1989. Pension and lump sum life assurance is provided from the Bank of Scotland 1976 Pension Scheme (the 'Scheme'), for Colin Matthew and George Mitchell, and from the Halifax Retirement Fund (the 'Fund'), for James Crosby, Phil Hodkinson and Andy Hornby, to the extent permitted by legislation, and otherwise from separate arrangements with the Group. The overall pensions shown generally accrue at rates of one sixtieth of salary for each year of service (for members of the Scheme) and one thirtieth of salary for each year of service (for members of the Fund).

Note 2:

Costs are based on estimates, by the actuaries to the Scheme and to the Fund, from Watson Wyatt Limited, of the costs to the Group over the future service periods of the Executive Directors using 'attained age' rates. Costs are calculated on funding assumptions adopted for actuarial valuations of the Scheme and the Fund and do not distinguish between the costs of providing benefits from the Scheme and the Fund and the costs of providing benefits from separate arrangements. The costs exclude those covered by personal contributions from Executive Directors but include allowance for the current cost of self-insuring the risk benefits for death in service and ill-health retirement.

Note 3:

On death after retirement or after leaving service, a spouse's pension equal to 50% of the member's pension for the Scheme and 66.7% of the member's pension for the Fund may be payable. Children's benefits may also be payable.

Under the Scheme and the Fund, Executive Directors who have 5 years' service as an Executive Director have a contractual right to retire at age 55 or above with a non-reduced pension and at age 50 or above (but below age 55) with a reduced pension. (During the year, the discretionary practice which had previously operated under the Scheme, in like manner to the contractual policy under the Fund, was made contractual. This formalised arrangements which had previously always applied in Bank of Scotland to put them on the same contractual basis as had previously been applied in Halifax).

Pension increases after retirement are a mixture of guaranteed and discretionary. Scheme pensions in respect of service before 6 April 1997 are not guaranteed to increase. Scheme pensions in respect of service after 5 April 1997 are guaranteed to increase in line with the Retail Price Index, subject to a maximum of 5% p.a. The Fund guarantees to increase pensions in line with the Retail Price Index, subject to a maximum of 5% p.a. and a minimum of 3% p.a. (no minimum for pensionable service after 31 March 2004). There is an established policy of reviewing pensions on a discretionary basis taking account of increases in the Retail Price Index. Allowance is made in transfer values on leaving in respect of the guaranteed and discretionary increases outlined above.

Note 4:

There were no pension arrangements for Mark Tucker. He received a pension allowance, which is included in Table 1a. He was also covered for lump sum life assurance of four times salary.

The pension entitlements of the Executive Directors included in final salary (defined benefit) schemes are set out in the table below:

Table 3

Name	Age	Accrued pension at 31.12.05	Increase in accrued pension during 2005	Transfer value at		Increase in transfer value less Director's contributions
				31.12.04	31.12.05	
		£000 p.a.	£000 p.a.	£000	£000	£000
James Crosby	49	**553**	**59 [46]**	7,427	**9,050**	1,589 [630]
Phil Hodkinson	47	**77**	**30 [29]**	608	**1,016**	386 [334]
Andy Hornby	38	**149**	**34 [31]**	958	**1,236**	252 [175]
Colin Matthew	55	**337**	**67 [59]**	4,074	**6,757**	2,683 [1,430]
George Mitchell	55	**388**	**35 [25]**	4,175	**7,209**	3,034 [597]

Notes to Table 3

Note 1:

The accrued pension at 31 December 2005 is the pension which the Director would have been entitled to receive based on his completed pensionable service, had he left on 31 December 2005, payable from normal retirement age (age 60) and subject to revaluation increases between leaving and retirement.

Note 2:

The increase in accrued pension is the accrued pension at 31 December 2005 less the accrued pension at 31 December 2004. The amount shown in square brackets is calculated on the basis of the disclosure methodology under the Listing Requirements of the UK Listing Authority.

Note 3:
The transfer values are based on the accrued pensions at 31 December 2004 and at 31 December 2005 and are calculated as at 31 December 2004 and 31 December 2005 respectively based on factors supplied by the actuaries, Watson Wyatt Limited, of the relevant pension schemes. The transfer values are the notional lump sums which would have been paid to another pension scheme for the benefit of the Director had he left service at the respective dates. It is not possible for a transfer value to be paid directly to the Director personally. The amount shown in square brackets is calculated on the basis of the disclosure methodology under the Listing Requirements of the UK Listing Authority.

Note 4:
The Director's contribution is the personal contribution required under the terms of the Fund. No personal contribution is required under the terms of the Scheme. The contributions for James Crosby, Phil Hodkinson and Andy Hornby are aggregates of the personal contributions required under the terms of the Fund, subject to the statutory limit, together with the amounts of salary they gave up as additional pension contributions as outlined in Note 5 to Table 1a. Members of the Group's pension schemes have the option to pay additional voluntary contributions; neither the contributions nor the resulting benefits are included in Table 3.

Note 5:
There were no contributions by the Group to any money purchase pension arrangements in respect of any Director during 2005.

13.3 Share interests
13.3.1 Shares
The beneficial interests of the Directors and their immediate families in the ordinary shares of the Group are set out below:

Table 4

	Number of shares at 31.12.05	Number of shares at 31.12.04/ 01.01.05
Chairman		
Dennis Stevenson	**301,006**	221,726
Executive Directors		
James Crosby	**284,758**	279,407
Phil Hodkinson	**207,648**	112,919
Andy Hornby	**496,780**	252,640
Colin Matthew	**213,445**	88,032
George Mitchell	**202,233**	90,562
Non-executive Directors		
Charles Dunstone	**100,000**	100,000
Sir Ronald Garrick	**23,268**	19,611
Anthony Hobson	**6,500**	6,500
Brian Ivory	**7,000**	7,000
Coline McConville	**5,320**	2,070
Kate Nealon	**12,879**	8,198
David Shearer	**10,000**	10,000

Notes to Table 4
Note 1:
James Crosby, George Mitchell and Brian Ivory now have no interest as at 31 December 2005 over ordinary shares of the Group (2004 - 2,217,507) as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme. Brian Ivory has a non-beneficial interest over 4,500 ordinary shares (2004 - 4,500).

Note 2:
Certain Executive Directors will receive further interests in the ordinary shares of the Group arising out of the short term incentive plans and, in certain situations potentially, the long term incentive plans as set out in Tables 5, 6, 7, 8 and 9.

Note 3:
No Director had any interest in the preference shares of the Group or in the loan or share capital of any Group undertaking at the beginning or during or at the end of the financial year. No options to subscribe for shares in other Group companies are granted to Directors of the Group.

Neither James Crosby nor Phil Hodkinson, who were both Non-executive Directors of St. James's Place Capital plc during 2005, nor their immediate families had any interest in the ordinary shares of that company throughout 2005. Phil Hodkinson resigned as a Non-executive Director with effect from 22 July 2005.

Note 4:
There has been no change in the share interests as set out in the table between the end of the financial year and 28 February 2006, the date of approval of this Annual Report and Accounts.

13.3.2 Short Term Incentive Plan - HBOS Directors
Certain Executive Directors have conditional entitlements to shares arising from the annual incentive sharekicker. Where the annual incentive for 2002 and/or 2003 and/or 2004 and/or 2005 was/is taken in shares and these shares are retained in trust for three years, additional shares may also be transferred to the Directors. The basic shares shown below which vested in 2005 are also included in Table 4. The additional shares shown below arise as a result of sharekicker:

Table 5

	Grant effective from	At 31.12 04/01.01.05		Added in year		Released in year	At 31.12.05	
		Basic shares	Additional shares	Basic shares	Additional shares		**Basic shares**	**Additional shares**
James Crosby	Mar-02	38,671	19,335			58,006		
	Mar-03	32,177	16,088				**32,177**	**16,088**
	Mar-04	24,850	12,425				**24,850**	**12,425**
	Mar-05			38,458	19,229		**38,458**	**19,229**
		95,698	47,848				**95,485**	**47,742**
Phil Hodkinson	Mar-02	10,327	5,163			15,490		
	Mar-03	18,282	9,141				**18,282**	**9,141**
	Mar-04	12,826	6,413				**12,826**	**6,413**
	Mar-05			20,511	10,255		**20,511**	**10,255**
		41,435	20,717				**51,619**	**25,809**
Andy Hornby	Mar-02	23,525	11,762			35,287		
	Mar-03	21,939	10,969				**21,939**	**10,969**
	Mar-04	18,437	9,218				**18,437**	**9,218**
	Mar-05			28,436	14,218		**28,436**	**14,218**
	Apr-05			141,826	70,913		**141,826**	**70,913**
		63,901	31,949				**210,638**	**105,318**
Colin Matthew	Mar-02	11,384	5,692			17,076		
	Mar-03	18,282	9,141				**18,282**	**9,141**
	Mar-04	12,505	6,252				**12,505**	**6,252**
	Mar-05			20,511	10,255		**20,511**	**10,255**
		42,171	21,085				**51,298**	**25,648**
George Mitchell	Mar-02	14,035	7,017			21,052		
	Mar-03	23,889	11,944				**23,889**	**11,944**
	Mar-04	17,315	8,657				**17,315**	**8,657**
	Mar-05			26,338	13,169		**26,338**	**13,169**
		55,239	27,618				**67,542**	**33,770**

Notes to Table 5

Note 1:

Shares under these plans were granted using the market price at the date of grant, as follows:

Plan	**Share grant price £**
Mar 02 - Mar 05	7.68
Mar 03 - Mar 06	6.76
Mar 04 - Mar 07	7.36
Mar 05 - Mar 08	8.19
Apr 05 - Apr 08	8.32

Note 2:

Shares will be released after three years, subject to the basic shares still being held and subject to the participant still being in the Group's employment at that time or being a qualifying leaver.

Note 3:

Because the basic shares are shown net of each participant's original income tax and National Insurance liability, the additional incentive shares are shown in a like manner. In practice, the value of the grossed-up equivalent additional shares (inclusive of associated income tax and National Insurance) will be shown in Table 1a at the time of release, as is the case with those released in the year on 23 March 2005. Those released in 2005 represented the basic shares purchased by the Director's own annual cash incentive in March 2002 plus the additional shares, as shown in Table 1a, arising as a result of sharekicker. The closing market price of the Group's ordinary shares on the date of release was £8.615.

Note 4:

Following his retirement on 31 December 2003, Gordon McQueen retains interests under the short term incentive plan through grants of basic and additional shares of 18,406 and 9,203, respectively (effective from March 2003) and 17,128 and 8,564, respectively (effective from March 2004). These remain subject to the same plan rules as apply to existing Executive Directors.

Following his retirement on 31 December 2004, Mike Ellis retains interests under the short term incentive plan through grants of basic and additional shares of 23,889 and 11,944, respectively, (effective from March 2003), 17,315 and 8,657, respectively, (effective from March 2004) and 34,069 and 17,034, respectively, (effective from March 2005). These remain subject to the same plan rules as apply to existing Executive Directors.

13.3.3 Long Term Incentive Plan and Special Long Term Bonus Plan - HBOS Directors

Details of the shares which have been conditionally awarded to Executive Directors and the Chairman under the plans are set out below. The performance conditions relating to these conditional awards are set out in the notes below the table.

Table 6

	Grant effective from	At 31.12.04/ 01.01.05	Granted (G) or Lapsed (L) in the year	Added as a result of superior performance	Dividend re-investment shares	Vested in year	**At 31.12.05**
James Crosby	Jan-02	75,000		75,000	22,606	172,606	
	Jan-03	103,125					**103,125**
	Jan-04	108,089					**108,089**
	Jan-05		98,214 (G)				**98,214**
		286,214					**309,428**
Andy Hornby	Jan-02	45,625		45,625	13,752	105,002	
	Jan-02	260,000	19,616 (L)			240,384	
	Jan-03	70,312					**70,312**
	Jan-04	80,195					**80,195**
	Jan-05		72,619 (G)				**72,619**
		456,132					**223,126**
Phil Hodkinson	Jan-02	87,500		87,500	26,372	201,372	
	Jan-03	58,593					**58,593**
	Jan-04	55,788					**55,788**
	Jan-05		52,380 (G)				**52,380**
		201,881					**166,761**
Colin Matthew	Jan-02	45,625		45,625	13,752	105,002	
	Jan-03	58,593					**58,593**
	Jan-04	54,393					**54,393**
	Jan-05		52,380 (G)				**52,380**
		158,611					**165,366**
George Mitchell	Jan-02	56,250		56,250	16,954	129,454	
	Jan-03	76,562					**76,562**
	Jan-04	75,313					**75,313**
	Jan-05		67,261 (G)				**67,261**
		208,125					**219,136**
Dennis Stevenson	Jan-02	56,250		56,250	16,954	129,454	
	Jan-03	77,343					**77,343**
	Jan-04	73,221					**73,221**
	Jan-05		65,476 (G)				**65,476**
		206,814					**216,040**

Notes to Table 6

Note 1:

Shares under these plans, other than in relation to the second grant effective from January 2002 for Andy Hornby, were granted using the average market price in the ten business days ending at the previous year, as follows:

Plan and performance period	Share grant price £
Jan 02 - Dec 04/06	8.00
Jan 03 - Dec 05/07	6.40
Jan 04 - Dec 06	7.17
Jan 05 - Dec 07	8.40

Note 2:

The grant effective from January 2002 for Phil Hodkinson, over shares having a value equal to 200% of salary, was necessary to facilitate his recruitment in September 2001. The normal grant level would have been 100% of salary.

Following his leaving on 7 May 2005, all Mark Tucker's interests under the plan lapsed.

Following his retirement on 31 December 2003, Gordon McQueen retains interests under the plan through a grant of 61,718 shares effective from January 2003. These remain subject to the same plan rules as apply to existing Executive Directors.

Following his retirement on 31 December 2004, Mike Ellis retains interests under the plan through grants of 76,562 and 75,313 shares effective from January 2003 and January 2004, respectively. These remain subject to the same plan rules as apply to existing Executive Directors.

Note 3:
Awards are not pensionable.

Note 4:
The performance period for the January 2002 grant ended on 31 December 2004. HBOS's TSR over the performance period exceeded the weighted average of the comparator group by 7.44% p.a. so a maximum 200% of share grants have been released to grant recipients. Without a maximum payout limit of 200%, the plan would have released 248% of share grants. The shares granted in January 2002 vested on 3 March 2005. The closing market price of the Group's ordinary shares on that date was £8.3175. In addition, dividend reinvestment shares have been released to grant recipients as set out in the table and as provided for under the rules of the plans. The dividend reinvestment shares are the additional shares which would have accrued on the overall share grants actually released had dividends due during the performance period been reinvested in shares.

Note 5:
Subject to performance, the shares granted under the long term plan effective from January 2003 will be released to most individuals shortly after the three year anniversary of the grant date.

Note 6:
As explained in last year's report, for the 2002 and 2003 grants, all participants could or can choose to take any shares released after three years based on the three year performance outcome or could or can continue to participate in the plan for a further two years and take shares at that point based on the better of the three year and the five year performance outcomes. This design feature seeks to motivate participants continually to sustain strong performance or to improve lesser performance for their benefit and the benefit of shareholders. This feature does not apply for the 2004 grants and does not apply for any grants in subsequent years, to reflect the preference on 'retesting' expressed by most major institutional investors. As the outcome for the 2002 grant was at the 200% maximum level, all Executive Directors chose to take their 2002 grants in 2005 based on that three year performance outcome.

Note 7:
In the case of the Chairman, it is not possible to include him in the standard Long Term Incentive Plan. Nor is it possible to include him in such an arrangement where the grant is denominated in shares. He is therefore included as the sole participant in the Special Long Term Bonus Plan where the grants are awards of notional shares. He will become entitled to the cash value of any notional shares on vesting but has agreed that this value will, subject to any withholdings for income tax or National Insurance, be applied in acquiring HBOS shares on his behalf.

Note 8:
The number of shares to be released to participants is dependent on the Group's TSR over a three year period, compared to the annualised weighted average TSR of a basket of comparator companies over an equivalent period. For the grants effective from January 2002 and January 2003, a five year period could or can also apply. This basket of companies comprises:
- for the January 2002, 2003 and 2004 grants: Abbey National, Aviva, Barclays, Legal & General, Lloyds TSB, Prudential, Royal & Sun Alliance and Royal Bank of Scotland, but with Abbey National replaced by Alliance & Leicester, Bradford & Bingley and Northern Rock with effect from 1 July 2004. The Committee decided to remove Abbey National from the comparator group, in respect of the January 2002, 2003 and 2004 grants, effective from the end of June 2004 (immediately before bid activity started); and replace it with Alliance & Leicester, Bradford & Bingley and Northern Rock effective from the start of July 2004;
- for the January 2005 and subsequent grants: Alliance & Leicester, Aviva, Barclays, Bradford & Bingley, Legal & General, Lloyds TSB, Northern Rock, Prudential, Royal & Sun Alliance and Royal Bank of Scotland.

Shares have been or will be released as follows:

Group's relative TSR performance	**Amount released as a % of share grant**
2002, 2003, 2004 and 2005 grants	
0% p.a. (or below)	0
+3% p.a.	100*
+6% p.a. (or above)	200

Intermediate positions are determined by interpolation.

* Shown as granted in the table.

Note 9:
The performance period for the January 2003 grant ended on 31 December 2005. HBOS's TSR over the performance period exceeded the weighted average of the comparator group by 5.49% p.a., as illustrated in Chart 1, so 183% of share grants will be released to grant recipients, subject to Note 6 above.

In addition, dividend reinvestment shares will be released to grant recipients as provided for under the rules of the plans. The dividend reinvestment shares are the additional shares which would have accrued on the overall share grants actually released had dividends due during the performance period been reinvested in shares.

Full details concerning these shares, which will be released to the Chairman and the Executive Directors in March 2006, will be set out in the 2006 Annual Report and Accounts.

The performance periods for the January 2004 and January 2005 grants do not end until 31 December 2006 and 31 December 2007, respectively. So far, HBOS's TSR over the two year and one year elapsed periods exceeds the weighted average of the comparator group by 15.13% and 8.08%, respectively.

Chart 1

Performance of HBOS for January 2003 award
Source: Datastream


80%
70%
60%
50%
40%
30%
20%
10%
0%
-10%
Cumulative movement in TSR over performance period
31 Dec 02
31 Dec 03
31 Dec 04
31 Dec 05
Equivalent to 22.8%
This chart shows the Total Shareholder Return (TSR) performance of HBOS against the weighted average TSR of its comparator group over the 3 year performance period of the January 2003 award.
HBOS
Weighted average of comparator group (Jan 2003 award)

Note 10:
The second grant effective from January 2002 for Andy Hornby relates to a different arrangement which applied only to him based on terms as set out in last year's report.

The performance criteria under the arrangement were satisfied and 240,384 shares were released to Andy Hornby at a market price of £8.32 in April 2005. In accordance with the rules of the special incentive arrangement, Andy Hornby has elected to invest the net amount of shares after tax and National Insurance deductions (141,826 shares) in sharekicker as set out in Table 5.

The 50% sharekicker enhancement will be released if Andy Hornby retains the shares and remains in the service of the Group until 31 March 2008 (or ranks as a qualifying leaver before that date).

13.3.4 Long Term Incentive Plan - Former Bank of Scotland Directors
All share options under Bank of Scotland's plans are exercisable in accordance with the rules of the plans, all performance targets having been satisfied, as set out in last year's report.

No further share options have been or will be granted under these plans.

Details of the options outstanding under the plans in respect of Executive Directors are set out below:

Table 7

	Grant effective from	At 31.12.04/ 01.01.05	Granted (G), Exercised (E) or Lapsed (L) in year	**At 31.12.05**	Share option price £	Exercisable
Colin Matthew	Oct-95	48,000	48,000 (E)		2.5983	
	Oct-96	50,000		**50,000**	2.7367	Jan 06 - Oct 06
	Oct-97	28,000		**28,000**	5.3533	Jan 06 - Oct 07
	Oct-98	5,223		**5,223**	5.7433	Jan 06 - Oct 08
	Oct-98	29,777		**29,777**	5.8350	Jan 06 - Oct 08
	May-00	40,000		**40,000**	5.5150	Jan 06 - May 10
	Oct-00	40,000		**40,000**	6.1000	Jan 06 - Oct 10
		241,000	48,000	**193,000**		
George Mitchell	Oct-96	50,000		**50,000**	2.7367	Jan 06 – Jun 06
	Oct-97	35,000		**35,000**	5.3533	Jan 06 – Jun 06
	Oct-98	40,000		**40,000**	5.8350	Jan 06 – Jun 06
	May-00	5,572		**5,572**	5.3833	Jan 06 - Jun 06
	May-00	39,428		**39,428**	5.5150	Jan 06 - Jun 06
	Oct-00	50,000		**50,000**	6.1000	Jan 06 – Jun 06
		220,000		**220,000**		

Notes to Table 7
Note 1:
No Executive Director's share options lapsed in the period 1 January 2006 to 28 February 2006, the date of approval of this Annual Report and Accounts.

Note 2:
On 11 August 2005, Colin Matthew exercised options over 48,000 shares granted effective from 17 October 1995. The closing market price of the Group's ordinary shares on the date of exercise was £8.905.

Note 3:
Details of the market price of the Group's ordinary shares during 2005 are given in Section 13.3.8.

13.3.5 Sharesave Plan

The sharesave plan is available to all UK based Group colleagues.

The plan allows colleagues to save a fixed amount of money on a monthly basis. At the end of a pre-determined period, of three, five or seven years, colleagues have the right, if they so choose, to use the funds accumulated to purchase shares in the Group at a fixed price, based on a market price or an average market price determined shortly before the effective grant date and discounted by up to 20%. There are no performance conditions.

Certain Executive Directors have taken up membership of the plan and the projected numbers of shares which they would be entitled to purchase at the end of the relevant pre-determined periods are set out below:

Table 8

	Grant effective from	At 31.12.04/ 01.01.05	Granted (G) Exercised (E) or Lapsed (L) in year	**At 31.12.05**	Exercisable
James Crosby	Sep-02	2,748		**2,748**	Jan 08-Jun 08
Phil Hodkinson	Sep-02	2,970		**2,970**	Jan 10-Jun 10
Andy Hornby	Sep-03	1,607		**1,607**	Jan 07-Jun 07
George Mitchell	Oct-01	1,723	1,723 (E)		
	Sep-04	1,740		**1,740**	Jan 06-Jun 06

Notes to Table 8

Note 1:
Options under these plans were granted using market prices shortly before the dates of the grants, discounted by 20%, as follows:

Effective date of grant	**Share option price £**
Oct 01	5.620
Sep 02	5.975
Sep 03	5.740
Sep 04	5.443

Note 2:
On 2 February 2005, George Mitchell exercised options over 1,723 shares granted effective from October 2001. The closing market price of the Group's ordinary shares on the date of exercise was £8.57.

Note 3:
Details of the market price of the Group's ordinary shares during 2005 are given in Section 13.3.8.

13.3.6 Free Share Plan

The free share plan is available to most Group colleagues.

The plan grants colleagues free shares on an annual basis. At the end of three years, shares are transferrable to colleagues, subject to the participants still being in the Group's employment at that time or earlier if they are a qualifying leaver. Shares must be held in trust for five years to qualify for full tax and National Insurance benefits. There are no performance conditions.

All Executive Directors have taken up membership of the plan and the projected number of shares which they would be entitled to at the end of the relevant period are set out below:

Table 9

	Grant effective from	At 31.12.04/ 01.01.05	Granted (G) Released (R) or Lapsed (L) in year	Dividend Reinvestment Shares acquired in year	**At 31.12.05**	Grant releasable
James Crosby	Aug-05		329 (G)	4	**333**	Aug-08
Andy Hornby	Aug-05		329 (G)	4	**333**	Aug-08
Phil Hodkinson	Aug-05		329 (G)	4	**333**	Aug-08
Colin Matthew	Aug-05		329 (G)	4	**333**	Aug-08
George Mitchell	Aug-05		329 (G)	4	**333**	Feb-06

Notes to Table 9

Note 1:
Shares were awarded at £9.10, the middle market price of the Group's ordinary shares on the day preceding the date of award.

Note 2:
Participants in this plan have an interest in dividends on the free shares (in the form of dividend shares) as and when they become due. Dividends were paid on 7 October 2005 and were reinvested in shares. The middle market price of the Group's ordinary shares on that date was £8.50. Dividend reinvestment shares are required to be held for three years from the date of payment.

Note 3:
George Mitchell, who retired as an Executive Director on 31 December 2005 has, as required under the rules of the Free Shares Plan, requested the release of those 333 shares held in trust on his behalf. The closing market price on the date of release, 21 February 2006, was £10.36. George Mitchell retained ownership of these shares as at 28 February 2006, the date of approval of this Annual Report and Accounts.

Note 4:
Details of the market price of the Group's ordinary shares during 2005 are given in Section 13.3.8.

13.3.7 Interest in shares under Trusts

Certain Executive Directors, together with certain other colleagues, are deemed to have or have had an interest or a potential interest as potential discretionary beneficiaries under:

- the Group's Employee Share Ownership Trusts. As such, they were each treated as at 31 December 2005 as being interested in the 276,879 ordinary shares (31 December 2004 - 5,298,695 ordinary shares) held by the trustees of these Trusts. The shares held in the Trust will be used to satisfy share awards under the Short Term and Long Term Incentive Plans. The relevant Executive Directors' specific individual interests are shown in Tables 5 and 6;
- the Group's Qualifying Employee Share Ownership Trust. As such, they were each treated as at 31 December 2005 as being interested in the 3,167,458 ordinary shares (31 December 2004 - 8,260,555 ordinary shares) held by the trustee of this Trust. The shares held in the Trust will be used to satisfy entitlements of colleagues arising on the exercise of options under the Sharesave Plan. The relevant Executive Directors' specific individual interests are shown in Table 8; and
- the Group's Share Incentive Plan Trust. As such, they were each treated as at 31 December 2005 as being interested in the 7,129,501 ordinary shares (31 December 2004 - nil ordinary shares) held by the trustees of this Trust. The shares held in the Trust will be used to satisfy share awards under the Free Share Plan. The relevant Executive Directors' specific individual interests are shown in Table 9.

All of the Group's share plans empower new issue shares to be allotted to satisfy share requirements. The Group's past practice had generally been to purchase shares in the market in relation to the plans described in Sections 13.3.2 and 13.3.3 and to issue new shares in relation to the plans described in Sections 13.3.4 and 13.3.5 and the Group's share option scheme. This practice was reviewed in 2005 and, as a consequence, purchased shares were also used to satisfy awards under the plan described in Section 13.3.6 and, to a large extent, in relation to the plan described in Section 13.3.5 and the Group's share option scheme. The method by which share plan requirements are satisfied will again be reviewed in 2006 and any changes to the 2005 practice will be set out in the Annual Report and Accounts 2006.

13.3.8 General

The closing market price of the Group's ordinary shares at 31 December 2005 was £9.93. The closing market price of the Group's ordinary shares at 31 December 2004 was £8.48. The range during the year was £7.725 to £9.93.

There has been no change in the Directors' interests in shares or options granted by the Group between the end of the financial year and 28 February 2006, the date of approval of this Annual Report and Accounts.

13.3.9 Statutory Performance Graph

The following graph illustrates the Group's TSR performance compared to that of a 'broad equity market index' since the Group's inception on 10 September 2001. As HBOS has been a constituent of the FTSE100 since inception and as performance against sector companies is illustrated in Chart 1, the Group believes that the FTSE100 is a suitable comparator index to use for the purposes of this graph to satisfy regulatory requirements.

Chart 2

Total Shareholder Return
Source: Datastream


140
120
100
80
60
40
20
0
Value (£)
10 Sept 01
31 Dec 01
31 Dec 02
31 Dec 03
31 Dec 04
31 Dec 05
HBOS
FTSE 100 Index

This chart shows the value of £100 invested in HBOS since inception on 10 September 2001 compared with the value of £100 invested in the FTSE100 Index from the same date. To produce a 'fair value' each point is a 30 day average of the relevant index.

Signed on behalf of the Board of Directors

Brian Ivory
Chairman, Remuneration Committee
28 February 2006

Appendix 1
Remuneration Committee Terms of Reference
Principal Features

1. Remuneration Committee
The following are the terms of reference of the Remuneration Committee ('the Committee') of HBOS plc ('the Company') in relation to the Company and HBOS Group ('the Group').

2. Membership
The Committee is a committee of the Board of the Company and will comprise at least three Non-executive Directors of the Company, excluding the Chairman of the Company, who are independent of management and free of any business or other relationship which could interfere with the exercise of their independent judgement. The quorum of the Committee is any two Committee members.

3. Attendance
The Committee may invite persons, including the Chairman and the Chief Executive of the Company, to attend meetings where appropriate to assist in the effective discharge of the Committee's duties.

4. Frequency of meetings
The Committee meets at least four times a year. Any Committee member or the Secretary may call additional meetings as necessary.

5. Authority
The Committee is authorised by the Board to undertake any activity within its terms of reference.

The Committee is authorised by the Board to seek appropriate professional advice and resource inside and outside the Group as and when it considers this necessary.

6. Principal duties
The Committee:
- considers and recommends to the Board remuneration policy for Executive Directors, the HBOS Executive and those in Levels 6, 7 and 8 (salary, incentive schemes, pension plans and other benefits and payments to be made on retirement, resignation or dismissal) and determines the specific remuneration arrangements for Executive Directors and other direct executive reports to the Chief Executive;
- approves the terms of appointment for and determines the specific remuneration arrangements (including the operation of any appropriate incentive schemes) for the Chairman of the Company;
- approves any contract of employment or related contract with any Executive Director or with the Chairman on behalf of the Company;
- operates and administers the incentive schemes of the Company for the Chairman, the Executive Directors, the HBOS Executive and those in Levels 6, 7 and 8, and any similar schemes requiring Board approval which may be introduced or approved from time to time;
- approves the total cost of the salary review for Executive Directors, the HBOS Executive and those in Levels 6, 7 and 8 and approves the specific salary reviews for Executive Directors and other direct executive reports to the Chief Executive;
- periodically has the opportunity to review the overall remuneration of the most highly paid colleagues in the Group;
- periodically has the opportunity to review the remuneration policy for all colleagues in the Group;
- determines contractual and discretionary payments, if any, to be made on the retirement, resignation or dismissal of Executive Directors and other direct executive reports to the Chief Executive;
- provides advice in relation to the fees payable to Non-executive Directors of the Group companies who are not Non-executive Directors of the Company and the fees (if any) payable to pension scheme trustees;
- considers and recommends to the Board the contents of the Board's annual reports to shareholders on Directors' remuneration to be included in the Annual Report and Accounts and the Annual Review & Summary Financial Statement;
- will be available in the person of the Chairman of the Committee to answer shareholders' questions about Directors' remuneration at the Annual General Meeting;
- considers the policy and approval process for Executive Directors, the HBOS Executive and those in Levels 6, 7 and 8 taking up external non-executive director appointments; and
- considers the policy and monitoring process for all Directors, the HBOS Executive and those in Levels 6, 7 and 8 holding shares in the Company.

7. Minutes
The minutes of meetings of the Committee are to be circulated to all members of the Committee and to nominated recipients within 10 business days of the meeting. The minutes are also to be circulated to members of the Board.

The full Terms of Reference of the Remuneration Committee can be found at http://www.hbosplc.com/abouthbos/remuneration_committee.asp

Appendix 2
Remuneration in HBOS generally
Principal features

This section outlines the structure of remuneration in HBOS for the vast majority of colleagues. Each role in HBOS is positioned in one of ten levels, 1-8, the HBOS Executive and the Executive Directors. The level of a role is determined by the knowledge required to do it, the challenge of delivering the required job outputs and the accountability which the role carries. The level then, in broad terms, determines the salary range which can apply for the role; the short term and long term incentive structures; and the range of benefit and product offerings available.

Details of the remuneration arrangements which apply to those in Level 8 and the HBOS Executive and Executive Directors are given in the main body of the report.

The table below sets out the number of colleagues and full-time equivalents ('FTE') in other levels and the typical inter-quartile full-time equivalent salary range applying to colleagues in each such level. Different ranges apply to different groups of colleagues depending on role specialism and geographic location.

Level	Number of colleagues	Number of FTE colleagues	FTE salary range (£')
1	36,750	31,500	12,500-15,750
2	12,750	12,000	18,500-23,000
3	11,500	11,250	25,000-32,500
4	5,500	5,250	36,000-46,250
5	2,000	2,000	50,250-65,500
6	700	700	69,250-94,000
7	150	150	115,000-150,750

This data includes international colleagues but excludes joint venture company colleagues.

Remuneration is, for all colleagues, generally made up of **four elements, namely salary, short term schemes, long term schemes and benefits**. HBOS adopts a **'total reward'** approach so that colleagues appreciate the totality, the flexibility and the performance drivers of their reward package.

Salary

HBOS salary policy is to manage salaries in aggregate, by Level, around the appropriate market median. Whilst finance sector generic medians establish baseline positions, businesses benchmark according to role specialism and to geographic location. The alignment of practice with policy is one we aspire to deliver by matching average salaries with the market median position, whilst managing actual salaries generally within an 80%-120% window of the median, reflecting personal skills, experience, performance and business vulnerability.

Short term incentives

HBOS has annual incentives which are operating plan aligned, generally team based and built around line of sight issues. Participants know that these incentives give a real chance of a zero outcome and, equally, a real chance of a maximum outcome which, in cash terms, may be equivalent to 20% of salary or more.

The cash incentive levels for 2006 are generally as follows:

Level	Incentive as percentage of salary		
	Minimum	Target	Maximum
1-4	0%	10%-12%	20%-30%
5	0%	17.5%	35%
6	0%	25%	50%
7	0%	32.5%	48.75%

Long term incentives

Almost every colleague in HBOS enjoys three (for Level 7, four) long term incentive propositions, each share-based.

Firstly, sharekicker. Colleagues who choose to buy shares with their net cash incentive get 50% more shares after three years provided they remain in the service of the Group or rank as a qualifying leaver.

Secondly, sharesave. Colleagues who choose to save up to £3,000 p.a., by monthly instalments, are given the option, at the end of three, five or seven years, to buy shares based on the share price at the start of the savings period, discounted by up to 20%.

Thirdly, share options/free shares. In 2002, 2003 and 2004, colleagues were given share options over 20% of salary; and these can be crystallised after a minimum of three and a maximum of six years. In 2005, colleagues were given free shares based on 5% of salary (maximum £3,000 p.a.); and these will crystallise after a minimum of three years.

Fourthly, share grants. Colleagues in Level 7 were given share grants over 33.33% of salary in 2002, 2003, 2004 and 2005. The same arrangements will apply in 2006. The level of grant released is conditional on relative TSR performance against a weighted finance sector basket, generally over a three year period with no grant released for performance which matches (or is worse than) the average and with twice the grant released for outperformance of 6% p.a. or more (intermediate positions being determined by interpolation).

Benefits

Our key benefits are pensions, holidays, cars, healthcare and mortgage arrangements. We increasingly seek to package them as an overall flexible benefits proposition and a comprehensive product offering. Many existing colleagues have defined benefit pension arrangements. Some existing and all new colleagues are eligible for defined contribution pension arrangements. Both include death and ill health benefits.

Directors' Report

The Directors have pleasure in presenting the Report and Accounts of HBOS plc for the year ended 31 December 2005.

Principal Activities
HBOS plc is the holding company of the HBOS Group. The principal activities of the Group are the provision of banking and other financial services in the UK and overseas. The Group's existing business and future prospects are reviewed by the Chairman on pages 2 and 3, the Chief Executive on pages 4 and 5, the Chief Executive Designate on pages 6 to 9 and in the Divisional Reviews on pages 18 to 53. Financial aspects are covered in the Financial Review on pages 10 to 17 and the Risk Management report on pages 55 to 60. A list of the main subsidiary undertakings, and the nature of each company's business, is given in Note 17 to the Accounts on page 126.

Results and Dividends
The Group profit attributable to shareholders for the year ended 31 December 2005, as shown in the Consolidated Income Statement, was £3,230m. An interim dividend of 11.75p per ordinary share was paid on 7 October 2005. The Directors propose a final dividend of 24.35p per ordinary share to be paid on 15 May 2006 to shareholders on the register on 17 March 2006, subject to approval at the 2006 Annual General Meeting ('AGM').

Directors
Details of the present Directors are given on pages 66 and 67. Mark Tucker resigned as a Director on 24 March 2005 and John Maclean retired as a Director on 27 April 2005 at the conclusion of the AGM. George Mitchell retired as a Director on 31 December 2005.

Sir Ronald (Ron) Garrick, Phil Hodkinson, Andy Hornby and Coline McConville will retire by rotation at the 2006 AGM. The Chairman is pleased to confirm that the performance of all Directors continues to be effective and that they demonstrate commitment in their respective roles.

Peter Cummings and Karen Jones were appointed Directors from 1 January 2006 and 24 January 2006 respectively. Both will retire at the forthcoming 2006 AGM and offer themselves for election.

Particulars of Directors' remuneration and interests in shares of the Company are given in the Report of the Board in relation to remuneration policy and practice on pages 74 to 92.

The Company has provided an indemnity for the benefit of all of its current Directors which is a qualifying third party indemnity provision for the purpose of the Companies Act 1985.

Employees

HBOS is a two-tick employer actively seeking applications for employment from disabled people and guaranteeing an interview where disabled applicants meet the essential criteria for the role they are applying for. In the event of an existing colleague becoming disabled, HBOS work with external specialists to ensure that all possible reasonable adjustments are made to allow the colleague to continue in their existing role. If, after making all possible adjustments, a colleague is not able to continue in their current role, HBOS will look at suitable alternative roles within the Group. All training and career development opportunities are open to all colleagues including disabled colleagues and Group policies are designed with inclusion of disabled colleagues in mind.

HBOS adopts a multi-media approach when communicating with its colleagues throughout the Group. This principally involves e-mail, electronic and printed magazines, intranets, business television and face-to-face communication.

Each day several topical news stories are placed on the Company's award-winning intranet site. These usually link to pages or other sites for more information.

Television programmes are used to announce the Group's annual and half-year results to colleagues, plus ones featuring the Chief Executive answering colleagues' questions. In March 2005, colleagues were also invited to take part in an online question and answer session. A special television programme in January 2006 featured the short-listed charities for HBOS's charity of the year, which colleagues then voted on electronically and over the phone.

The groupwide electronic magazine, entitled HBOS Today, is used to update colleagues on key business news, it is issued as required, rather than on a set publishing cycle. In 2005, 40 issues were published.

As well as groupwide communication, colleagues also receive more specific procedural communication at a divisional level.

In addition to the above, our colleagues are also kept systematically informed of all matters of concern to them as employees via their local Human Resource teams. Details of Human Resource policies and joint agreements with our recognised trades unions which impact upon colleagues, can be readily accessed via our internal Intranet site.

The views of HBOS colleagues are sought on a regular basis, most notably through consultation with our recognised trades unions, ACCORD and AMICUS. The Company continues to support our colleagues' rights to join trades unions and believes that around half of its UK workforce are union members.

Via ACCORD and AMICUS, with whom the Company shares detailed information regarding the Group's current and planned strategy, our colleagues are given the opportunity to contribute to the Company's strategy and delivery. On a day-to-day basis, Union engagement at a local level is a common occurrence throughout all divisions.

The incentive arrangements for colleagues at all levels are, to varying extents, based on personal performance, operating divisional performance and Group performance. All-employee share plans form an integral part of those incentive arrangements, supporting the alignment of colleague and shareholder interests in a number of ways:

- Free shares - an award of shares, the value of which is determined by Group performance. The first award under this plan was made in 2005 at 5% of salary, subject to a maximum award of £3,000 and a minimum of £500 (pro-rated for colleagues working part-time) with 95% of colleagues electing to participate;
- Sharekicker - again in 2005 colleagues had the opportunity to use their annual net cash bonus, which is determined on personal, divisional and/or Group performance, to buy HBOS shares - and get 50% extra shares after 3 years; and
- Sharesave - where colleagues have the option to buy HBOS shares - granted at a discount of up to 20% - after 3, 5 or 7 years.

Charitable and Political Donations
During the year the Group made charitable donations in the UK of £9.37m. Additionally £2.6m in total has been made available to charities as a result of their affinity to the Visa Charity credit cards offered by Halifax plc and Bank of Scotland. In addition, during 2005 £1.1m was donated to the Tsunami appeal.

It is HBOS policy not to make donations to political parties.

Under the terms of the Political Parties, Elections and Referendums Act 2000 ('PPERA') companies are required to obtain shareholder approval before they can make any political donations, and to disclose any such payments in the Company's Annual Report and Accounts. The PPERA is extremely wide in scope and its precise meaning is unclear. Many listed companies, including the Company, have therefore obtained authority from shareholders to make such payments as a precautionary measure, so as to enable legitimate business activities, which would not be regarded as political donations in the ordinary sense, to proceed.

At last year's AGM, the Board accordingly obtained shareholders' approval for the Company to make Donations to EU Political Organisations and/or to incur EU Political Expenditure up to defined limits.

Directors' Report continued

During the last financial year, an employee was seconded part-time, initially by HBOS UK plc and then by HBOS plc to the Cross Party Group on the Scottish Economy ('CPG') in the Scottish Parliament. The CPG is not a political party.

The PPERA contains a specific exemption to the definition of EU Political Organisation for all party groups composed of members of the Westminster Houses of Parliament. There is no such specific exemption for all party groups of the Scottish Parliament. The Company is therefore disclosing that the total amount of the donations made to the CPG during the last financial year was £11,365 in respect of the completion of 70 working days of the secondment, representing the employee's salary paid by the Company during that time, not a cash donation. £2,385 of that amount was paid by HBOS UK plc and £8,980 of it was paid by HBOS plc.

During the year, and in connection with the Company's consideration of the implications of the Turner Review and pensions reform generally, the Company subscribed to membership of The City & Business Network - a discussion forum on public policy issues of interest to most UK companies. The Network is an offshoot of The Fabian Society which, although a social research organisation, comprises an EU Political Organisation for the purposes of PPERA. The above subscription (totalling £3,525), which will not be renewed, thus constitutes political expenditure within the meaning of the Act.

Going Concern

The Directors are satisfied that the Group has adequate resources to continue in business for the foreseeable future and consequently the going concern basis continues to be appropriate in preparing the accounts.

Payment Policy

For the forthcoming period the Group's policy for the payment of suppliers will be as follows:

- Payment terms will be agreed at the start of the relationship with the supplier and will only be changed by agreement;
- Standard payment terms to suppliers of goods and services will be 30 days from the date of a correct invoice that has been received for satisfactory goods or services which have been ordered and received unless other terms are agreed in a contract;
- Payment will be made in accordance with the agreed terms or in accordance with the law if no agreement has been made; and
- Suppliers will be advised without delay when an invoice is contested and disputes will be settled as quickly as possible.

HBOS plc complies with the Better Payment Practice Code. Information regarding this Code and its purpose can be obtained from the Better Payment Practice Group's website at www.payontime.co.uk.

The Company's main trading subsidiary undertakings, Halifax plc and Bank of Scotland, had trade creditors outstanding at 31 December 2005 representing 13 days of purchases for each company. The Company itself owed no amounts to trade creditors at 31 December 2005.

Share Capital

Full details of the movements in the authorised and issued share capital of the Company during the year are provided in Note 34 to the Accounts on page 147.

The Company has the authority to purchase up to 392,565,936 of its ordinary shares. The authority remains valid until the 2006 AGM or, if earlier, 27 July 2006. A resolution to authorise the purchase of up to 383,103,366 ordinary shares will be put to the 2006 AGM.

During the year the Company managed its capital position actively through a series of measures that:

- managed key balance sheet ratios to explicit targets;
- promoted a more efficient capital structure through a realignment of equity and preferred capital;
- progressively released capital emerging in the investment businesses as a result of the switch away from with-profits products;
- introduced a dividend reinvestment plan; in lieu of the Company's former scrip dividend alternative; and
- returned capital to shareholders, through a share buyback programme.

During the year 115.6 million ordinary shares of 25p each (representing 3.02% of the issued ordinary share capital of the Company at 31 December 2005) were acquired by the Company and transferred into Treasury. The aggregate cost of the shares so acquired was £994m. 110 million of the acquired shares (representing 2.87% of the issued ordinary share capital at 31 December 2005) were cancelled on various dates during the year.

In 2006 there will be a further return of capital to shareholders through a share buyback programme, initially set at up to £750m.

As at the date of this report there is a disclosable interest in the issued share capital notified to the Company in accordance with sections 198 to 208 of the Companies Act 1985 as shown in the following table.

	of shares	of issued share capital
Barclays PLC	149,109,232	3.890%
Legal & General Group plc and/or its subsidiaries	150,949,890	3.938%
The Capital Group Companies, Inc and its affiliates	144,660,380	3.774%

Properties

The Directors are of the opinion that the current market value of the Group's properties is not significantly different from the amount at which they are included in the balance sheet.

Auditors

A resolution to re-appoint KPMG Audit Plc as auditors will be put to shareholders at the 2006 AGM.

On behalf of the Board

H F Baines
Company Secretary
28 February 2006

Independent auditors' report to the members of HBOS plc

We have audited the Group and Parent Company accounts (the 'accounts') of HBOS plc for the year ended 31 December 2005 which comprise the Consolidated Income Statement, the Consolidated and Company Balance Sheets, the Consolidated and Company Cash Flow Statements, the Consolidated and Company Statement of Recognised Income and Expense and the related notes. These accounts have been prepared under the accounting policies set out therein. We have also audited the information in the Report of the Board in relation to remuneration policy and practice that is described on page 76 as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and Accounts and the Report of the Board in relation to remuneration policy and practice in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU are set out in the Statement of Directors' Responsibilities on page 73.

Our responsibility is to audit the accounts and the part of the Report of the Board in relation to remuneration policy and practice to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the financial statements, Article 4 of the IAS Regulation.

We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the corporate governance statement on pages 68 to 72 reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and Accounts and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the Report of the Board in relation to remuneration policy and practice to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the Report of the Board in relation to remuneration policy and practice to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the Report of the Board in relation to remuneration policy and practice to be audited.

Opinion

In our opinion:

- the Group accounts give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the Group's affairs as at 31 December 2005 and of its profit for the year then ended;
- the Company accounts give a true and fair view, in accordance with IFRSs as with the provisions of the Companies Act 1985, of the state of the Company's affairs as at 31 December 2005 and
- the accounts and the part of the Report of the Board in relation to remuneration policy and practice to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the accounts, Article 4 of the IAS Regulation.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
Edinburgh

28 February 2006

Statement of Compliance
The 2005 statutory consolidated financial statements set out on pages 101 to 179 have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union ('IFRS').

The standards adopted by the Group and Company are those endorsed by the European Union and effective at the date the consolidated IFRS financial statements are approved by the Board.

These are the Group and Company's first annual consolidated financial statements prepared in accordance with IFRS. An explanation of how the transition has affected the reported financial position of the Group is provided in Notes 53 to 57 on pages 170 to 179.

The consolidated accounts also comply with the relevant provisions of Part VII of the Companies Act 1985, as amended by the Companies Act 1985 (International Accounting Standards and Other Accounting Amendments) Regulations 2004. Additionally the Group has applied Financial Reporting Standard 27 'Life Assurance' issued by the UK Accounting Standards Board as appropriate.

Basis of Preparation
The consolidated financial statements have been prepared under the historical cost basis, except that the following assets and liabilities are stated at their fair values: derivatives, financial instruments held for trading, financial instruments designated at fair value through the income statement, financial instruments classified as available for sale and investment properties.

Exemptions on First-time Adoption of IFRS
The Group has adopted the following exemptions set out in IFRS 1, 'First-time adoption of International Financial Reporting Standards'.

Business Combinations
IFRS 3, 'Business Combinations' has not been applied retrospectively to business combinations that occurred before 1 January 2004. Accumulated amortisation on goodwill arising before 1 January 2004 has not therefore been reversed.

Employee Benefits
All cumulative actuarial gains and losses to 1 January 2004 arising from the Group's defined benefit schemes have been recognised in equity at 1 January 2004.

Translation Differences
Cumulative translation differences for all foreign operations are deemed to be zero at 1 January 2004. Any gain or loss on the subsequent disposal of a foreign operation shall exclude translation differences that arose before 1 January 2004, but include later translation differences.

Adopted IFRS Not Yet Applied
IFRS 7 'Financial instruments: Disclosure' and the 'Capital disclosure amendment' to IAS 1 'Presentation of financial statements' which are applicable for periods commencing on or after 1 January 2007 have not been applied. The application of these standards in 2005 would not have affected the balance sheets or income statement as they are only concerned with disclosure.

2004 Comparative Information
Using the exemptions within IFRS 1, IAS 32 'Financial Instruments: Disclosure and Presentation', IAS 39 'Financial Instruments: Recognition and Measurement' and IFRS 4 'Insurance Contracts' only became effective from 1 January 2005. Where the implementation of these standards resulted in a change in accounting policy from 1 January 2005, the 2004 comparatives do not reflect the provisions of these standards. The policy applied in respect of such 2004 comparative information has been set out at the end of this section (under the heading '2004 Accounting Policies' on page 100). The related 2005 policy has been annotated with an asterisk in the heading to indicate the change in policy. Where there is no asterisk, the 2005 policy has been applied consistently to both periods presented in the accounts.

Basis of Consolidation
The consolidated financial statements include the results of the Company and its subsidiary undertakings, together with the Group's interests in associated undertakings and jointly controlled entities.

Subsidiaries
Subsidiaries and special purpose entities are entities controlled by the Group. Control is defined where the Group has power, directly or indirectly, to govern the financial and operating policies of such entities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of such entities are consolidated within the Group financial statements until the date control ceases.

Associated Undertakings and Jointly Controlled Entities
Associated undertakings are entities over which the Group has significant influence, but not control over the financial and operating policies. Significant influence is the power to participate in the financial and operating policy decisions of the entity but is not control over those policies.

Jointly controlled entities are entities over which the Group has joint control under a contractual arrangement with other parties.

The attributable share of results of associated undertakings and jointly controlled entities, generally based on audited accounts, are included in the consolidated financial statements using the equity method of accounting. The share of any losses is restricted to a level that reflects an obligation to fund such losses.

Purchase and Sale of Trading Financial Instruments
The Group uses trade date accounting when recording transactions.

Derivatives*
Derivatives are initially recognised at fair value on the date the contract is entered into and are subsequently classified as financial assets or liabilities held for trading. Where the fair value of a derivative is positive, it is carried as a derivative asset and where negative as a derivative liability. The gain or loss on remeasurement to fair value at the balance sheet date is taken to the income statement. The only circumstance where this will not apply is when cash flow hedge accounting is employed.

Hedge accounting allows one financial instrument, generally a derivative such as a swap, to be designated as a hedge of another financial instrument such as a loan or deposit or a portfolio of the same. At inception of the hedge relationship formal documentation must be drawn up specifying the hedging strategy, the component transactions and the methodology that will be used to measure effectiveness.

Monitoring of hedge effectiveness is undertaken on an ongoing basis. A hedge is regarded as effective if the change in fair value or cash flows of the hedge and the hedged item are correlated within a range of 80% to 125% either for the period since effectiveness was last tested or cumulatively since inception.

The Group uses three hedge accounting methods.

Firstly, fair value hedging measures the change in the fair value of the derivative against the offsetting change in the fair value of the hedged item in respect of the risk being hedged. These changes in fair value are recognised through the income statement. If this hedge is highly effective then the net impact on the income statement is minimised.

Secondly, cash flow hedging matches the cash flows of hedged items against the corresponding cash flow of the hedging derivative. The effective part of any gain or loss on the derivative is recognised directly in equity and the hedged item is accounted for in accordance with the policy for that financial instrument. Any ineffective part of any gain or loss is recognised immediately in the income statement.

Thirdly, hedging of net investment in foreign operations is discussed within the foreign currencies accounting policy.

In circumstances where the hedge relationship, in respect of cash flow hedging subsequently proves ineffective, is early settled or is terminated then the associated gains and losses that were recognised directly in reserves are reclassified to the income statement in the same period or periods during which the asset acquired or liability assumed affects profit or loss.

Adjustments made to the carrying amount of the hedged item for fair value hedges will be amortised on an effective interest rate basis over the remaining expected life.

In respect of cash flow hedges, the amount deferred in reserves will either remain in reserves until the designated transaction occurs or, if not expected to occur, be recognised in the income statement.

A derivative may be embedded in another financial instrument, known as the host contract. Where the economic characteristics and risks of an embedded derivative are not closely related to those of the host contract the embedded derivative is separated from the host and held on balance sheet at fair value. Movements in fair value are posted to the income statement, whilst the host contract is accounted for in accordance with the policy for that class of financial instrument.

Loans and Advances*

Loans and advances are held at amortised cost less provision for impairment.

The Group assesses impairment individually for financial assets that are significant and individually or collectively for assets that are not significant.

Individual impairment is identified at a counterparty specific level following objective evidence that a financial asset is impaired. This may be after an interest or principal payment is missed or when a banking covenant is breached. The present value of estimated cash flows recoverable is determined after taking into account any security held. The amount of any impairment is calculated by comparing the present value of the cash flows discounted at the loan's original effective interest rate with the balance sheet carrying value. If impaired, the carrying value is adjusted and the difference charged to the income statement.

The written down value of the impaired loan is compounded back to the net realisable balance over time using the original effective interest rate. This is reported through interest receivable within the income statement and represents the unwinding of the discount.

A write-off is made when all or part of a claim is deemed uncollectable or forgiven. Write-offs are charged against previously established provisions for impairment or directly to the income statement.

In circumstances where an asset has been individually assessed for impairment and no objective evidence of impairment exists, then it will be subject to a collective assessment.

Collective impairment is identified for groups of assets that share similar risk characteristics. Collective impairment is assessed using a methodology based on existing risk conditions or events that have a strong correlation with a tendency to default.

Loans and advances to customers include advances that are subject to non-returnable finance arrangements following securitisation of portfolios of mortgages and other advances. The principal benefits of these advances were acquired by special purpose securitisation companies that fund their purchase primarily through the issue of floating rate notes. These floating rate notes are accounted for as debt securities in issue on the balance sheet.

Finance Leases, Instalment Credit and Operating Leases

Assets leased to customers that transfer substantially all of the risks and rewards incidental to ownership to the customer are classified as finance leases. Together with instalment credit agreements, they are recorded at an amount equal to the net investment in the lease, less any provisions for impairment, within loans and advances to customers.

The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is recognised over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return.

All other assets leased to customers are classified as operating leases. These assets are separately disclosed in the balance sheet and are recorded at cost less aggregate depreciation, which is calculated on a straight-line basis. Operating lease rentals are recognised in operating income on a straight-line basis over the lease term. Operating lease assets are reviewed for impairment when there is an indication of impairment.

Investment Securities*

Investment securities held for trading are carried at fair value, with income taken to net trading income as it arises. Investment securities designated at fair value through the income statement are carried at fair value, with income taken to other operating income.

Debt securities for which there is no active market are classified as loans and receivables, other than those that are held for trading or designated at fair value through the income statement, and carried on the balance sheet at amortised cost less provision for impairment, with income recognised on an effective interest rate basis.

All other investment securities are classified as available for sale. They are carried on the balance sheet at fair value with unrealised gains or losses being recognised directly in equity, except for impairment losses or foreign exchange gains or losses, which are recognised immediately in the income statement.

The Group uses settlement date accounting when recording the purchase and sale of investment securities.

On sale or maturity, previously unrealised gains and losses are recognised in other operating income.

Impairment losses on available for sale equity instruments are not reversed through the income statement. Any increase in the fair value of an available for sale equity instrument after an impairment loss has been recognised is treated as a revaluation and recognised directly in equity. An impairment loss on an available for sale debt instrument is reversed through the income statement, if there is evidence that the increase in fair value is due to an event that occurred after the impairment loss was recognised.

Income on available for sale debt securities is recognised on an effective interest rate basis and taken to interest receivable through the income statement. Income from available for sale equity shares is credited to other operating income, with income on listed equity shares being credited on the ex-dividend date and income on unlisted equity shares being credited on an equivalent basis.

Repurchase Agreements

Debt securities sold subject to repurchase agreements are retained within the balance sheet where the Group retains substantially all of the risks and rewards of ownership. Funds received under these arrangements are included within deposits by banks or customer accounts. Conversely, debt securities acquired under commitments to resell are not recognised in the balance sheet as debt securities where substantially all the risks and rewards do not pass to the Group. In this case, the purchase price is included within loans and advances to banks or loans and advances to customers. The difference between sale and repurchase prices for such transactions is reflected in the income statement over the lives of the transactions, within interest payable or interest receivable as appropriate.

Intangible Assets

Goodwill

The excess of the cost of a business combination over the interest in the net fair value of the identifiable assets, liabilities and contingent liabilities at the date of acquisition, of subsidiary undertakings, associated undertakings (including jointly controlled entities) and other businesses, is capitalised as goodwill.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill carried in the consolidated balance sheet is subject to a six monthly impairment review by comparing the value in use with the carrying value. When this indicates that the carrying value is not recoverable, it is written down through the income statement by the amount of any impaired loss identified.

Software

Costs associated with the development of software for internal use, subject to de minimis limits, are capitalised if the software is technically feasible and the Group has both the intent and sufficient resources to complete the development. Costs are only capitalised if the asset can be reliably measured, will generate future economic benefits and there is an ability to use or sell the asset.

Only costs that are directly attributable to bringing the asset into working condition for its intended use are capitalised. These costs include all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in a manner intended by management. Other development expenditure is recognised in the income statement as an expense as incurred.

Capitalised development expenditure and purchased software is stated at cost less accumulated amortisation and impairment losses. Once the software is ready for use, the capitalised costs are amortised over their expected lives, generally four years. Capitalised software is assessed for impairment where there is an indication of impairment. Where impairment exists, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss recognised in the income statement. The amortisation charge for the asset is then adjusted to reflect the asset's revised carrying amount.

Subsequent expenditure is only capitalised when it increases the future economic benefits embodied in the specific asset to which it relates.

Purchased Value of In-Force Investment Contracts

The Group's contractual right to benefits from providing investment management services in relation to investment contracts acquired in business combinations and portfolio transfers are measured at fair value at the time of acquisition. The resulting asset is referred to as purchased value of in-force investment contracts ('PVIF') and is amortised over the estimated lives of the contracts using a uniform method. PVIF is assessed for impairment where there is an indication of impairment. Where impairment exists, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss recognised in the income statement. The amortisation charge is then adjusted to reflect the revised carrying amount.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and impairment losses.

Freehold land is not depreciated. Freehold and leasehold property, other than freehold investment properties, is stated at cost and depreciated over fifty years or the length of the lease term if shorter. Improvements to leasehold properties with unexpired lease terms of fifty years or less are stated at cost and are depreciated in equal instalments over the lesser of the remaining life of the lease or eight years. Premiums are amortised over the period of the lease.

The cost of equipment, which includes fixtures and fittings, vehicles and computer hardware, less estimated residual value, is written off in equal instalments over the expected lives of the assets, generally between three and fifteen years.

Subsequent costs are included in the asset's carrying amount, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.

Property and equipment is assessed for impairment where there is an indication of impairment. Where impairment exists, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss recognised in the income statement. The depreciation charge for the asset is then adjusted to reflect the asset's revised carrying amount.

Investment Properties

Investment properties which are defined as properties held either to earn rental income or for capital appreciation or both, are initially recognised at cost and are fair valued annually. Any gains or losses arising from a change in the fair value are recognised in the income statement in the period that they occur. Investment properties are not depreciated.

Taxation

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity. The tax charge is analysed between tax that is payable in respect of policyholder returns and tax that is payable on shareholders' equity returns. This allocation is based on an assessment of the effective rate of tax that is applicable to shareholders' equity for the year.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided: goodwill not deductible for tax purposes, the initial recognition of assets and liabilities that affects neither accounting nor taxable profit and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates at the balance sheet date.

Employee Benefits

The Group has both defined benefit and defined contribution schemes.

Defined Contribution Schemes

Obligations for contributions to defined contribution pension schemes are recognised as an expense in the income statement as incurred.

Defined Benefit Schemes

The Group's net obligation in respect of defined benefit pension plans is calculated separately for each plan. The net obligation represents the present value of the future benefits owed to employees in return for their service in the current and prior periods, after the deduction of the fair value of any plan assets.

The discount rate used is the market yield on high quality corporate bonds at the balance sheet date that have maturity dates approximating to the terms of the Group's obligation. The calculation is performed by a qualified actuary using the projected unit credit method. Actuarial gains and losses arising are taken directly to equity in the period in which they are incurred.

The charge to the income statement includes current service cost, past service cost, the interest cost of the scheme liabilities and the expected return on scheme assets.

Share-based Payments

The Group operates various equity-settled, share-based compensation schemes in exchange for employee services received. The fair values of options or shares granted is determined at the date of grant and expensed over the vesting period. The fair values of the options or shares granted are measured using various models, taking into account the terms and conditions upon which the options and shares were granted. At each balance sheet date the Group revises its estimate of the number of options or shares that it expects to vest and spreads any adjustments required to the income statement over the vesting period except for those which relate to a market condition.

Other Borrowed Funds*

Other borrowed funds comprises preference shares that are classified as debt, preferred securities and subordinated liabilities, all of which are held at amortised cost.

Preference shares are classified as debt where they are redeemable on a specific date or at the option of the shareholders or if dividend payments are not discretionary. Dividends on preference shares classified as debt are recognised in the income statement through interest payable.

Preferred securities are classified as debt where interest payments are not discretionary. The interest payable on such securities is recognised in the income statement through interest payable.

Subordinated liabilities consist of dated and undated loan capital. The interest payable is recognised in the income statement through interest payable.

Collateral and Netting*

Assets and liabilities are shown net where there is a legal right of offset and there is an intention and ability to settle on a net basis. The Group nets loans, deposits and derivative transactions where it enters into master agreements with counterparties where there is an intention and ability to settle net.

Foreign Currencies

The consolidated financial statements are presented in Sterling which is the Company's functional and presentation currency.

Foreign currency transactions are translated into Sterling at the exchange rate prevailing at the date of the transaction.

Exchange gains and losses arising from the translation at balance sheet date exchange rates of monetary assets and liabilities are recognised in net trading income.

The results and financial position of all Group entities that have a functional currency different from Sterling are translated into Sterling as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet;
- goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate; and
- income and expenses are translated at the average exchange rates for the period (unless this is not a reasonable approximation of the cumulative effect

of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions).

All resulting exchange differences are recognised as a separate component of other reserves within equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity where the hedge is deemed to be effective. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale. The ineffective portion of any net investment hedge is recognised in the income statement immediately.

Cash and Cash Equivalents
Cash and cash equivalents are held for the purpose of meeting short term cash commitments rather than investing or other purposes. Cash and cash equivalents consist of cash and balances at central banks that are freely available, loans and advances to banks with a maturity of three months or less and financial assets that are held for trading purposes.

General Insurance Business
The Group underwrites general insurance products. For each general insurance policy underwritten, premiums (net of refunds) are credited to net operating income over the period of risk coverage of the insurance policy.

The cost of claims notified but not settled and claims incurred but not reported at the balance sheet date are estimated and provided for. Estimates are based upon an assessment of the likely costs taking account of all known facts. Where the outcome of outstanding cases is unclear, statistical techniques are used which take into account the cost of recent similar claim settlements.

Costs related to the acquisition of new insurance contracts (including commissions paid to intermediaries and other related administration costs) are capitalised as deferred acquisition costs ('DAC') and amortised on the same basis that premiums are recognised.

Long Term Assurance Business* Product Classification
The Group has classified its Long Term Assurance Business in accordance with IFRS 4 as follows:
- Insurance contracts - contracts containing significant insurance risk.
- Investment contracts with a discretionary participation feature ('DPF') - contracts that do not contain significant insurance risk but that contain discretionary participation features, which are with-profit contracts.
- Investment contracts - contracts that have neither significant insurance risk nor a DPF.

Insurance Contracts and Investment Contracts with DPF
Insurance contracts and investment contracts with DPF including both traditional and unitised with-profit contracts are calculated with reference to the expected payout using realistic and where applicable market consistent assumptions in accordance with FRS 27. In the case of the former, premiums are recognised as revenue when due from the policyholder and claims payable are recorded when notified. In the case of the latter, deposits and withdrawals are accounted for directly in the balance sheet as adjustments to the liability.

Insurance contract liabilities within the non-profit funds are calculated in accordance with the Integrated Prudential Sourcebook ('PRU') issued by the UK Financial Services Authority. These are adjusted to remove excessively prudent closure provisions and certain other reserves required under the PRU rules. Premiums are recognised as revenue when due from the policyholder. Claims are the estimated cost of all claims arising during the period. Estimates are based upon an assessment of the likely costs taking account of all known facts. The accounting policies set out above in respect of the measurement of the policyholder liabilities include liability adequacy testing that meets the requirements of IFRS 4. Where the expected value of claims and expenses attributable to unexpired risk periods exceed the value of unearned premiums less DAC, at the balance sheet date, additional provisions are made for the anticipated losses.

Unallocated Surplus
The unallocated surplus is accounted for as a liability as permitted by IFRS 4. The carrying value of the unallocated surplus is determined as the residual assets of the with-profit fund after providing for the with-profit liabilities in accordance with the policies described above.

Value of In-Force Long Term Assurance Business ('VIF')
The Group places a value on the insurance contracts and investment contracts with DPF, which represents the present value of future cash flows attributable to the Group with respect to these contracts. The change in VIF is accounted for as revenue.

In-force business is defined as all policies where the first premium has been paid. For traditional with-profit business, the surplus attributable to the Group equates to one ninth of the cost of the bonuses declared in any year. The level of assumed future bonuses is calculated by projecting the portfolio of with-profit business forward and applying reversionary and terminal bonus rates so as to exhaust the projected surplus of assets attributable to with-profit policyholders.

Investment Contracts
The Group's investment contracts, which include collective investment schemes, are primarily unit-linked. These contracts are managed and evaluated on a fair value basis in accordance with the terms of the contracts as benefits are linked to the fair value of the assets supporting the contracts. Accordingly, the investment contract liabilities have been designated at fair value through the income statement with fair value changes recognised through change in investment contract liabilities. The fair value of the liabilities is estimated using a valuation technique. In accordance with this technique the liability is established as the bid value of the assets held to match the liability, less an allowance in relation to deductions made to the liability for capital gains tax on the gains relating to the matching assets. Deposits and withdrawals are accounted for directly in the balance sheet as adjustments to the liability with other changes recognised in the income statement.

Revenue in relation to investment management services is recognised as the services are provided. Incremental costs directly attributable to securing the Group's contractual right to benefit from providing investment management services in relation to investment contracts, other than through a business combination or portfolio transfer (refer to the accounting policy for intangible assets), are recognised as an asset if it is probable that they will be recovered. Incremental costs include commissions paid to intermediaries and other similar costs. This asset, referred to as deferred origination costs ('DOC'), is amortised as the related investment management revenue is recognised, and its recoverability assessed at each balance sheet date on a portfolio basis.

General Insurance and Long Term Assurance Business Assets
The assets held in support of the general insurance and Long Term Assurance Businesses including those within shareholders' funds are monitored and evaluated on a fair value basis in accordance with the investment strategy. This basis is consistent with the method used for regulatory purposes. Accordingly, the Group has designated these assets as at fair value through the income statement. Interest, dividends, foreign exchange gains and losses, and fair value movements including movement on derivatives held to manage the return on those assets are recorded in net investment income related to insurance and investment business.

Effective Interest Rate*
Revenue on financial instruments classified as loans and receivables, available for sale, or financial liabilities at amortised cost, is recognised on an effective interest rate basis. This calculation takes into account interest received or paid and fees and commissions paid or received that are integral to the yield as well as incremental transaction costs. The effective interest rate is the rate that discounts the expected future cash flows over the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial instrument at initial recognition.

2004 Accounting Policies
The 2004 comparatives do not reflect the provisions of IAS 32, IAS 39 and IFRS 4. The policies applied in respect of the 2004 comparative information have been set out below. These policies are in addition to those identified on pages 96 to 99 where the 2005 policy has been applied consistently to both periods presented in the accounts.

Derivatives
Derivatives used for trading and non-trading purposes include interest rate swaps, cross currency swaps, futures, options, forward rate agreements and caps, floors and collars.

Trading derivatives, which include customer driven and proprietary transactions and hedges thereof, are carried in the accounts at fair value with gains or losses included in net trading income. The fair value is based on quoted market prices. Where representative market prices are not available, the fair value is determined from appropriate financial models using the actual or modelled cash flows. Fair value adjustments are made, where appropriate, to cover credit risk, liquidity risk and future administrative costs.

Non-trading derivatives, which are used primarily as a risk management tool for hedging interest rate and foreign exchange rate risk arising on on-balance sheet assets and liabilities, are accounted for on the same basis as the underlying items being hedged.

In order to qualify as a hedge, a derivative must effectively reduce any risk inherent in the hedged item from potential movements in interest rates, exchange rates and market values. Changes in the fair value of the derivative must be highly correlated with changes in the fair value of the underlying hedged item over the life of the hedged contract. Gains and losses on instruments used for hedging purposes are not recognised until the exposure that is being hedged is itself recognised. Where a hedge transaction is terminated early, any gain or loss is spread over the remainder of the original life of the hedge contract. In other circumstances, where the underlying item subject to the hedge is extinguished, the hedge transaction is measured at fair value and any profit or loss is recognised immediately.

Loans and Advances
Loans and advances are held at cost less provisions.

Specific provisions are made for advances that are recognised to be bad or doubtful. Specific provisions are assessed on a case by case basis or, where this is not practical, as part of a portfolio of similar advances using loan loss estimation models.
A general provision, to cover advances that are latently bad or doubtful, but not yet identified as such, is also maintained based on loan loss estimation models. The models reflect the historical loan loss experience relevant to the particular market segment or product and include adjustments for economic and business climate factors and management experience.

Provisions made during the year are charged to the income statement, net of recoveries. If the collection of interest is considered doubtful, it is suspended and excluded from interest income in the income statement. Provisions and suspended interest are written off to the extent that there is no longer any realistic prospect of recovery.

Debt Securities
Debt securities and other fixed interest securities held for trading are included at market value with gains or losses included in dealing profits. The difference between the cost and market value of securities held for trading is not disclosed as its determination is not practicable.

Debt securities and other fixed interest securities held for the longer term are included at cost less amounts written off and adjusted for the amortisation of premiums or discounts arising on purchase of investments redeemable at fixed dates. Such premiums or discounts are taken to interest receivable on a straight line basis over the period to redemption. The use of a straight line basis does not result in a material difference to the amount of amortisation taken to interest receivable compared to the amortisation had a level gross yield basis been used. Gains or losses on realisation are recorded in other operating income as they arise.

Equity Shares
Equity shares held for investment are stated at cost less amounts written off. Income from listed equity shares is credited to other operating income on the ex-dividend date and on an equivalent basis for unlisted equity shares.

Dated and Undated Loan Capital
Dated and undated loan capital is included at nominal value adjusted for premiums, discounts and expenses, all of which are amortised evenly over the period to redemption or reset. This does not result in a material difference to the amount of amortisation had a level gross yield basis been used.

Collateral and Netting
The Group nets loans, deposits and derivative transactions where it enters into master agreements with counterparties to ensure that if an event of default occurs all amounts outstanding with these counterparties will be settled on a net basis. Where the master agreements are collateralised, the collateral will take the form of a transfer of title to the Group in relation to the counterparty's exposure.

Long Term Assurance Business
The Group accounts for the income from its Long Term Assurance Business using the embedded value basis.

The income represents the change in the surplus attributable to the Group, including minority interests, and the net present value of the in-force business. The value is a prudent estimate of the net present value of future cash flows attributable to the shareholders, based on the market value of the assets at the balance sheet date, using assumptions which reflect experience and a long term outlook for the economy and then discounting at an appropriate risk discount rate.

Fees and Commissions
Arrangement fees and commission receivable for the continuing service of loans and advances are recognised on the basis of work done. Those receivables relating to the bearing of risk, including premiums received by the Group on high loan to value mortgages, are recognised on a straight line basis over the expected period of the advance or risk exposure. Other fees are recognised when receivable. Fees and commission payable to third parties are normally charged to the income statement as incurred. For certain categories of business, fees are amortised over a period not exceeding four years.

Securitisation
Loans and advances to customers include advances that are subject to non-returnable finance arrangements, where the relevant conditions set out in the UK Accounting Standards Board publication FRS 5, 'Reporting the Substance of Transactions' are met. The proceeds from the issue of these notes are shown as a deduction from the securitised assets on the balance sheet.

Interest Receivable and Payable
Interest receivable and payable is recognised in the income statement on an accruals basis. If the collection of interest is considered doubtful, it is suspended and excluded from interest income in the income statement.

Mortgage Incentives
All costs associated with mortgage incentive schemes are charged in full in the year in which the expense is incurred.

Consolidated Income Statement

	Notes	2005 £m	2004 £m
Interest receivable		**24,134**	21,581
Interest payable		**(17,305)**	(15,696)
Net interest income		**6,829**	5,885
Fees and commission income		**2,212**	2,791
Fees and commission expense		**(1,178)**	(1,323)
Net earned premiums on insurance contracts		**4,654**	9,007
Net trading income	1	**218**	208
Change in value of in-force Long Term Assurance Business		**394**	265
Net investment income related to insurance and investment business		**9,342**	4,652
Other operating income		**1,146**	1,010
Net operating income (all from continuing operations)	1	**23,617**	22,495
Change in investment contract liabilities		**(5,089)**	
Net claims incurred on insurance contracts		**(2,019)**	(5,890)
Net change in insurance contract liabilities		**(4,220)**	(6,011)
Change in unallocated surplus		**(369)**	
Administrative expenses	2	**(4,611)**	(4,153)
Depreciation and amortisation			
Property and equipment	19	**(226)**	(223)
Operating lease assets	21	**(561)**	(428)
Intangible assets other than goodwill	18	**(149)**	(100)
		(936)	(751)
Goodwill impairment	18		(6)
Operating expenses		**(17,244)**	(16,811)
Impairment losses on loans and advances	14	**(1,599)**	(1,201)
Impairment on investment securities		**(51)**	(21)
Operating profit (all from continuing operations)		**4,723**	4,462
Share of profits of jointly controlled entities	16	**29**	55
Share of profits of associated undertakings	16	**10**	69
Non-operating income	3	**46**	23
Profit before taxation		**4,808**	4,609
Tax on profit	9	**(1,546)**	(1,272)
Profit after taxation		**3,262**	3,337
Attributable to:			
Parent company shareholders (including certain non-equity interests in 2004)		**3,230**	3,118
Minority interests (equity)		**32**	45
(non-equity)			174
		3,262	3,337
Basic earnings per share	10	**82.2p**	79.7p
Diluted earnings per share	10	**81.3p**	79.2p

Details of dividends are set out in Note 36.

The statement of accounting policies on pages 96 to 100 and the notes on pages 109 to 179 form part of these accounts.

Consolidated Balance Sheet
As at 31 December 2005

	Notes	2005 £m	2004 £m
Assets			
Cash and balances at central banks		**1,678**	1,558
Items in course of collection		**753**	1,024
Financial assets held for trading	12	**41,766**	
Derivative assets	40	**10,499**	
Treasury bills and other eligible bills	11		4,327
Loans and advances to banks		**17,356**	20,001
Loans and advances to customers		**343,768**	315,558
Less: non-returnable finance			(28,890)
	13	**343,768**	286,668
Investment securities	15	**104,334**	108,568
Interests in jointly controlled entities	16	**285**	196
Interests in associated undertakings	16	**174**	160
Goodwill and other intangible assets	18	**2,448**	2,033
Property and equipment	19	**1,533**	1,536
Investment properties	20	**3,942**	3,571
Operating lease assets	21	**3,115**	3,030
Deferred costs	22	**645**	366
Value of in-force Long Term Assurance Business	23	**2,847**	3,657
Other assets	24	**4,697**	9,424
Prepayments and accrued income		**1,033**	2,046
Total Assets		**540,873**	448,165
Liabilities			
Deposits by banks		**32,041**	37,395
Customer accounts		**200,948**	195,494
Financial liabilities held for trading	12	**25,007**	
Derivative liabilities	40	**8,576**	
Notes in circulation		**830**	721
Insurance contract liabilities	25	**21,970**	53,008
Investment contract liabilities	26	**42,157**	
Unallocated surplus	27	**974**	
Net post retirement benefit liabilities	7	**1,841**	1,762
Current tax liabilities		**53**	369
Deferred tax liabilities	29	**1,751**	1,460
Other liabilities	30	**5,012**	11,291
Accruals and deferred income		**2,764**	5,772
Other provisions	31	**278**	176
Debt securities in issue	32	**157,961**	105,910
Other borrowed funds	33	**20,254**	14,633
Total Liabilities		**522,417**	427,991

Consolidated Balance Sheet continued

	Notes	2005 £m	2004 £m
Shareholders' Equity			
Issued share capital*	34	**1,884**	1,381
Share premium	35	**1,589**	1,441
Other reserves	35	**844**	509
Retained earnings	35	**13,948**	13,931
Shareholders' Equity (excluding Minority Interests)*		**18,265**	17,262
Minority interests (equity)	35	**191**	295
Shareholders' Equity (including Minority Interests)*		**18,456**	17,557
Minority and other interests (non-equity)			2,617
Total Shareholders' Equity	35	**18,456**	20,174
Total Liabilities and Shareholders' Equity		**540,873**	448,165

*Includes certain non-equity interests in 2004

Approved by the Board on 28 February 2006 and signed on its behalf by:

Lord Stevenson	A J Hobson	J R Crosby	P A Hodkinson
Chairman	Chairman of Audit Committee	Chief Executive	Group Finance Director

The statement of accounting policies on pages 96 to 100 and the notes on pages 109 to 179 form part of these accounts.

Company Balance Sheet
As at 31 December 2005

	Notes	2005 £m	2004 £m
Assets			
Interests in Group undertakings	17	**15,751**	15,643
Amounts owed by Group undertakings		**16,202**	13,020
Derivative assets	40	**44**	
Investment securities	15	**49**	13
Other assets	24	**83**	46
Prepayments and accrued income		**4**	4
Total Assets		**32,133**	28,726
Liabilities			
Amounts owed to Group undertakings		**12,121**	10,916
Other liabilities	30	**225**	450
Accruals and deferred income		**52**	38
Other borrowed funds	33	**11,818**	9,641
Total Liabilities		**24,216**	21,045
Shareholders' Equity			
Issued share capital*	34	**1,884**	1,381
Share premium	35	**1,589**	1,441
Other reserves	35	**27**	
Retained earnings	35	**4,417**	4,859
Total Liabilities and Shareholders' Equity		**32,133**	28,726

*Includes certain non-equity interests in 2004

By virtue of the exemption contained within Section 230 of the Companies Act 1985, the income statement of the Company is not presented. Of the profit attributable to shareholders £1,894m (2004 £1,541m) is dealt with in the accounts of the Company.

Approved by the Board on 28 February 2006 and signed on its behalf by:

Lord Stevenson	A J Hobson	J R Crosby	P A Hodkinson
Chairman	Chairman of Audit Committee	Chief Executive	Group Finance Director

The statement of accounting policies on pages 96 to 100 and the notes on pages 109 to 179 form part of these accounts.

Consolidated Statement of Recognised Income and Expense For the year ended 31 December 2005

	2005 £m	2004 £m
Net actuarial losses from defined benefit plans and other movements (net of tax)	**(167)**	(114)
Foreign exchange translation	**(4)**	(5)
Available for sale investments		
Net change in fair value (net of tax)	**133**	
Net gains transferred to the income statement (net of tax)	**(118)**	
Cash flow hedges		
Effective portion of changes in fair value taken to equity (net of tax)	**6**	
Net losses transferred to the income statement (net of tax)	**34**	
Net income recognised directly in equity	**(116)**	(119)
Profit after taxation	**3,262**	3,337
Total recognised income and expense	**3,146**	3,218
Attributable to:		
Parent company shareholders (including certain non-equity interests in 2004)	**3,114**	2,999
Minority interests (equity)	**32**	219
	3,146	3,218
Changes in accounting policy (net of tax) at 1 January 2005:		
Share capital	**(400)**	
Cash flow hedge reserve	**88**	
Available for sale reserve	**169**	
Retained earnings	**(597)**	
Minority interests (equity)	**(136)**	
Minority and other interests (non-equity)	**(2,617)**	
Changes in accounting policy	**(3,493)**	

Company Statement of Recognised Income and Expense For the year ended 31 December 2005

	2005 £m	2004 £m
Net income recognised directly in equity		
Profit after taxation	**1,894**	1,541
Total recognised income and expense	**1,894**	1,541
Attributable to:		
Parent company shareholders (including certain non-equity interests in 2004)	**1,894**	1,541

The statement of accounting policies on pages 96 to 100 and the notes on pages 109 to 179 form part of these accounts.

Consolidated Cash Flow Statement

	2005 £m	2004 £m
Profit before taxation	**4,808**	4,609
Adjustments for:		
Impairment losses on loans and advances	**1,599**	1,201
Depreciation and amortisation	**936**	757
Interest on other borrowed funds	**1,116**	763
Pension charge for defined benefit schemes	**208**	211
Exchange differences	**(2,607)**	1,154
Movement in derivatives held for trading	**(2,158)**	
Other non-cash items	**(72)**	192
Net change in operating assets	**(38,246)**	(26,440)
Net change in operating liabilities	**55,662**	29,905
Net cash flows from operating activities before tax	**21,246**	12,352
Income taxes paid	**(1,317)**	(1,076)
Cash flows from operating activities	**19,929**	11,276
Cash flows from investing activities	**(3,999)**	(10,623)
Cash flows from financing activities	**(923)**	636
Net increase in cash and cash equivalents	**15,007**	1,289
Opening cash and cash equivalents	**40,723**	39,434
Closing cash and cash equivalents	**55,730**	40,723

Analysis of Cash and Cash Equivalents

	2005 £m	2004 £m
Cash and balances at central banks	**578**	575
Loans and advances to banks - repayable in less than 3 months	**13,386**	18,208
Financial assets held for trading	**41,766**	21,940
Closing cash and cash equivalents	**55,730**	40,723

The statement of accounting policies on pages 96 to 100 and the notes on pages 109 to 179 form part of these accounts.

Consolidated Cash Flow Statement continued

Investing Activities

	2005 £m	2004 £m
Sale and maturity of investment securities	**25,597**	18,731
Purchase of investment securities	**(27,998)**	(28,426)
Sale of other intangible assets	**13**	105
Purchase of other intangible assets	**(163)**	(301)
Sale of property and equipment	**135**	90
Purchase of property and equipment	**(307)**	(205)
Sale of investment properties	**15**	2
Purchase of investment properties	**(16)**	(1)
Sale of operating lease assets	**604**	621
Purchase of operating lease assets	**(1,185)**	(1,114)
Cash contribution to defined benefit pension schemes	**(368)**	(176)
Investment in subsidiary undertakings	**(218)**	(22)
Investment in jointly controlled entities and associated undertakings	**(173)**	(28)
Disposal of jointly controlled entities and associated undertakings	**17**	29
Dividends received from jointly controlled entities	**39**	50
Dividends received from associated undertakings	**9**	22
Cash flows from investing activities	**(3,999)**	(10,623)

Financing Activities

	2005 £m	2004 £m
Issue of shares	**1,078**	114
Share capital buyback, including costs	**(994)**	
Issue of other borrowed funds	**1,889**	2,466
Repayments of other borrowed funds	**(273)**	(517)
Minority interest acquired		395
Minority interest disposed		(20)
Equity dividends paid	**(1,363)**	(804)
Preference dividends paid		(37)
Dividends paid to minority shareholders in subsidiary undertakings	**(8)**	(194)
Interest on other borrowed funds relating to servicing of finance	**(1,078)**	(741)
Movement in own shares	**(174)**	(26)
Cash flows from financing activities	**(923)**	636

The statement of accounting policies on pages 96 to 100 and the notes on pages 109 to 179 form part of these accounts.

Company Cash Flow Statement

	2005 £m	2004 £m
Profit before taxation	1,859	1,499
Adjustments for:		
Dividends received	(1,533)	(1,560)
Interest on other borrowed funds	579	435
Exchange differences	199	(292)
Other non-cash items	(39)	
Net change in operating assets	(2,668)	(9,722)
Net change in operating liabilities	980	4,918
Net cash flows from operating activities before tax	(623)	(4,722)
Income taxes received	37	35
Cash flows from operating activities	(586)	(4,687)
Cash flows from investing activities	1,389	1,958
Cash flows from financing activities	(532)	1,348
Net increase/(decrease) in cash and cash equivalents	271	(1,381)
Opening cash and cash equivalents	229	1,610
Closing cash and cash equivalents	500	229

Analysis of Cash and Cash Equivalents

	2005 £m	2004 £m
Amounts owed by Group undertakings - repayable in less than 3 months	500	229
Closing cash and cash equivalents	500	229

Investing Activities

	2005 £m	2004 £m
(Investment)/disinvestment in Group undertakings	(108)	398
Purchase of investment securities	(36)	
Dividends received	1,533	1,560
Cash flows from investing activities	1,389	1,958

Financing Activities

	2005 £m	2004 £m
Issue of shares	1,078	114
Ordinary share buyback including costs	(994)	
Issue of other borrowed funds	1,377	2,910
Equity dividends paid	(1,363)	(1,209)
Preference dividends paid		(37)
Interest on other borrowed funds relating to servicing of finance	(572)	(406)
Movement in own shares	(58)	(24)
Cash flows from financing activities	(532)	1,348

The statement of accounting policies on pages 96 to 100 and the notes on pages 109 to 179 form part of these accounts.

1. Net Operating Income

	2005 £m	2004 £m
Included within net operating income is the following:		
Net trading income comprises the following:		
Equity and commodity instruments and related derivatives	**23**	
Interest bearing securities and related derivatives	**116**	136
Foreign exchange and related derivatives	**79**	72
	218	208
Dividend income on financial investments designated as:		
Available for sale	**125**	
Loans and receivables	**4**	
Dividend income from equity shares		13
Realised gains less losses on sale of financial instruments designated as:		
Available for sale	**168**	
Loans and receivables	**4**	
Profit on sale of investment securities		108

2. Administrative Expenses

	2005 £m	2004 £m
Administrative expenses include:		
Retail rationalisation costs	**84**	
HBOS merger integration costs		48
Mortgage endowment compensation	**260**	130
Included within administrative expenses	**344**	178
Tax thereon	**(103)**	(53)
	241	125
Administrative expenses also include:		
Staff costs (Note 4)	**2,432**	2,289
Accommodation, repairs and maintenance	**399**	380
Technology	**220**	263
Marketing and communication	**343**	351

3. Non-operating Income

Non-operating income in 2005 comprises a profit of £46m arising on the sale and operating leaseback of certain branch premises. The income of £23m recorded within 2004 relates to the profit arising on the disposal of cash machines situated in locations remote from the Group's bank branches.

4. Staff

	2005 Number	2004 Number
The average number of persons employed by the Group during the year was:		
Full time	**55,384**	52,939
Part time	**16,601**	16,304
	71,985	69,243

	2005 £m	2004 £m
The aggregate remuneration payable included within administrative expenses to those employees comprises:		
Wages and salaries	**1,940**	1,841
Social security costs	**181**	170
Other pension costs (Note 7)	**225**	223
Other Post Retirement benefits (Note 7)	**3**	3
Expense arising from share-based payments (Note 8)	**83**	52
Staff costs charged to administrative expenses	**2,432**	2,289

5. Directors' Remuneration

	2005 £'000	2004 £'000
Total emoluments	**8,178**	8,174
Total potential pre-tax gains on share options exercised	**309**	
Total value of shares vested under long term incentive schemes	**9,010**	4,257

Retirement benefits accrued to 5 Directors (2004 6 Directors) under pension schemes in the year to 31 December 2005. A detailed analysis of Directors' emoluments, pension entitlements, share interests, share options and shares received under long term incentive schemes is given on pages 74 to 92 in the 'Report of the Board in relation to remuneration policy and practice'.

6. Auditors' Remuneration

The aggregate remuneration of KPMG Audit Plc and its associates for audit and other services (excluding VAT and any overseas equivalent thereof) is analysed below.

	Within UK £m	Outwith UK £m	2005 Total £m	Within UK £m	Outwith UK £m	2004 Total £m
Group						
Audit services						
Statutory audit	**4.5**	**1.0**	**5.5**	3.9	0.9	4.8
Audit-related regulatory reporting	**2.2**	**0.2**	**2.4**	2.3	0.2	2.5
Total audit services	**6.7**	**1.2**	**7.9**	6.2	1.1	7.3
Further assurance services						
Securitisation	**0.5**		**0.5**	0.5		0.5
International Financial Reporting Standards project				1.2		1.2
Other further assurance services	**0.1**	**0.1**	**0.2**	0.2	0.1	0.3
Total further assurance services	**0.6**	**0.1**	**0.7**	1.9	0.1	2.0
Tax services						
Compliance services		**0.3**	**0.3**	0.1	0.2	0.3
Advisory services	**0.1**	**0.5**	**0.6**	0.8	0.3	1.1
Total tax services	**0.1**	**0.8**	**0.9**	0.9	0.5	1.4
Other services	**1.5**	**0.6**	**2.1**	0.8	0.1	0.9
Total non-audit services	**2.2**	**1.5**	**3.7**	3.6	0.7	4.3
Total	**8.9**	**2.7**	**11.6**	9.8	1.8	11.6

6. Auditors' Remuneration continued

The transition to IFRS has impacted on the level of auditors' remuneration. Statutory audit fees for 2005 include £0.3m (2004 £nil) arising from the introduction of IFRS, while audit-related regulatory reporting fees include £1.3m (2004 £1.6m) for audit-related services in relation to the transition and comparative financials. In 2004 further assurance services include £1.2m for other services provided in relation to the IFRS transition project.

In addition to the above, audit-related regulatory reporting includes fees for audit reviews in relation to capital and debt issues, regulatory matters and the interim results. Further assurance services include advice concerning accounting and regulatory matters, in particular in relation to securitisations, covered bond issues and a financial systems review.

Non-audit fees include £1.5m (2004 £0.7m) arising outwith the UK. These services are for the provision of overseas tax advice and preparation of tax returns in overseas jurisdictions and other services related to the expansion of our businesses in Australia and Ireland.

Included within non-audit fees are £0.5m (2004 £0.5m) of fees which have been capitalised during the year and are included in issue costs for certain securitisation and capital issues.

In respect of the Company, statutory audit fees were £20,000 (2004 £15,000) and other fees amounted to £1.1m (2004 £1.3m). All fees arose within the UK.

Each year the Audit Committee reviews the policy covering the engagement of the external auditors to undertake non-audit work on behalf of the Group. For 2005 the Audit Committee established a limit such that the fees for non-audit services undertaken by KPMG Audit Plc and its associates should not exceed the fees for audit services.

7. Post Retirement Benefits

The Group operates pension schemes, post retirement medical plans and concessionary mortgage plans on both a defined benefit and defined contribution basis.

Defined contribution post employment benefit plans

The principal Group defined contribution plan, is the HBOS Group Money Purchase Scheme. This plan is open to new employees as the principal defined benefit schemes are closed to new members. It is funded by contributions from employees and the Group. Normal employee contributions are made at rates between 2% to 5% and Group contributions can range between 3% to 8%. These arrangements are due to change in April 2006. The expense of all Group defined contribution plans for the year ended 31 December 2005 is £20m (2004 £15m).

Defined benefit post employment benefit plans

The Group provides several defined benefit plans. The principal defined benefit pension plans are the Halifax Retirement Fund and the Bank of Scotland 1976 Pension Scheme (together 'The Schemes'), which are funded schemes. Separate disclosure of all other defined benefit pension plans within the Group are made under the heading 'Other Schemes'. These contain a mixture of funded and unfunded schemes. Separate disclosure is also made on a combined basis for the unfunded post retirement medical plans and concessionary mortgage plans under the heading 'Other Post Retirement Benefits'. By the end of 2006 the Group will make additional contributions of £800m to reduce the deficits of these defined benefit pension plans, of which £120m was paid in 2005. In addition to these contributions the Group will make ordinary contributions of £145m in 2006.

The assets of The Schemes are held in trust funds which are independent of the Group's own assets. In determining the level of contributions required to be made to The Schemes and the relevant charges to the Group's income statement, the Group has been advised by independent actuaries. The most recently published formal valuations of the Halifax Retirement Fund and the Bank of Scotland 1976 Pension Scheme were carried out as at 31 March 2003 and 31 December 2004, respectively. The financial assumptions are derived based upon the economic conditions prevailing at the date of valuation.

The amount included in the balance sheet arising from the Group's obligations in respect of its defined benefit plans is as follows:

	The Schemes £m	**Other Schemes £m**	**Other Post Retirement Benefits £m**	**2005 Total £m**	The Schemes £m	Other Schemes £m	Other Post Retirement Benefits £m	2004 Total £m
Defined benefit obligation	**(5,955)**	**(1,180)**	**(49)**	**(7,184)**	(4,872)	(1,027)	(46)	(5,945)
Fair value of assets	**4,428**	**915**		**5,343**	3,421	762		4,183
Net post retirement benefit liabilities	**(1,527)**	**(265)**	**(49)**	**(1,841)**	(1,451)	(265)	(46)	(1,762)

7. Post Retirement Benefits continued

	The Schemes £m	Other Schemes £m	Other Post Retirement Benefits £m	2005 Total £m	The Schemes £m	Other Schemes £m	Other Post Retirement Benefits £m	2004 Total £m
Movements in the net post retirement benefit liabilities were as follows:								
At 1 January	(1,451)	(265)	(46)	(1,762)	(1,244)	(270)	(44)	(1,558)
Pension expense	(177)	(28)	(3)	(208)	(175)	(33)	(3)	(211)
Employer contributions	302	64		366	146	48		194
Benefits paid directly by the Group			2	2			1	1
Actuarial losses	(201)	(36)	(2)	(239)	(178)	(10)		(188)
At 31 December	(1,527)	(265)	(49)	(1,841)	(1,451)	(265)	(46)	(1,762)
Movements in the defined benefit obligations were as follows:								
At 1 January	4,872	1,027	46	5,945	4,336	946	44	5,326
Current service cost	174	25	1	200	171	22		193
Contributions by plan participants	20	3		23	21	2		23
Interest cost	263	54	2	319	239	51	3	293
Benefits paid	(108)	(25)		(133)	(107)	(23)		(130)
Benefits paid directly by the Group			(2)	(2)			(1)	(1)
Actuarial gains and losses	729	99	2	830	204	33		237
Past service cost	5	3		8	8	9		17
Settlement/curtailment		(4)		(4)		(13)		(13)
Foreign exchange translation		(2)		(2)				
At 31 December	5,955	1,180	49	7,184	4,872	1,027	46	5,945
Movements in the fair value of plan assets were as follows:								
At 1 January	3,421	762		4,183	3,092	676		3,768
Actual return on plan assets	793	118		911	269	73		342
Employer contributions	302	64		366	146	48		194
Plan participant contributions	20	3		23	21	2		23
Benefits paid	(108)	(25)		(133)	(107)	(23)		(130)
Settlement/curtailment		(5)		(5)		(14)		(14)
Foreign exchange translation		(2)		(2)				
At 31 December	4,428	915		5,343	3,421	762		4,183

	The Schemes £m	Other Schemes £m	Other Post Retirement Benefits £m	2005 Total £m	The Schemes £m	Other Schemes £m	Other Post retirement Benefits £m	2004 Total £m
Included within the fair value of plan assets at 31 December were the following:								
Equity instruments	3,520	617		4,137	2,864	496		3,360
Bonds	600	137		737	382	134		516
With-profit investments		146		146		111		111
Property	241	6		247	146	10		156
Other assets	67	9		76	29	11		40
Total value of assets	4,428	915		5,343	3,421	762		4,183

7. Post Retirement Benefits continued

The actual return is calculated as follows:

	The Schemes £m	Other Schemes £m	Other Post Retirement Benefits £m	2005 Total £m	The Schemes £m	Other Schemes £m	Other Post Retirement Benefits £m	2004 Total £m
Expected return on plan assets	265	55		320	243	50		293
Actuarial gain on plan assets	528	63		591	26	23		49
Actual return on plan assets	793	118		911	269	73		342

The history of experience adjustments is as follows:

	The Schemes £m	Other Schemes £m	Other Post Retirement Benefits £m	2005 Total £m	The Schemes £m	Other Schemes £m	Other Post Retirement Benefits £m	2004 Total £m
Defined benefit obligation	(5,955)	(1,180)	(49)	(7,184)	(4,872)	(1,027)	(46)	(5,945)
Fair value of plan assets	4,428	915		5,343	3,421	762		4,183
Funded status	(1,527)	(265)	(49)	(1,841)	(1,451)	(265)	(46)	(1,762)
Experience adjustments on plan liabilities								
Amounts (£m)	75	15		90	55	(12)		43
Percentage of plan liabilities (%)	1	1		1	1	1		1
Experience adjustments on plan assets								
Amounts (£m)	528	63		591	26	23		49
Percentage of plan assets (%)	12	7		11	1	3		1

The actuarial losses of £830m that arose following the actuarial valuation of the Group's defined benefit obligations in 2005 arose principally from the change in the discount rate assumption. The discount rate is based on an average yield from long-dated AA corporate bonds which fell significantly in 2005.

The expense recognised in the income statement for the year ending 31 December comprises:

	The Schemes £m	Other Schemes £m	Other Post Retirement Benefits £m	2005 Total £m	The Schemes £m	Other Schemes £m	Other Post Retirement Benefits £m	2004 Total £m
Current service cost	174	25	1	200	171	22		193
Interest cost	263	54	2	319	239	51	3	293
Expected return on assets	(265)	(55)		(320)	(243)	(50)		(293)
Settlement/curtailment		1		1		1		1
Past service cost	5	3		8	8	9		17
Total pension expense	177	28	3	208	175	33	3	211

The Group's policy for recognising actuarial gains and losses is to take them directly to reserves in the period in which they are incurred. A loss of £167m (net of tax) was recognised in the consolidated statement of recognised income and expense in the year (2004 loss £132m net of tax). Cumulative actuarial gains and losses recognised in the consolidated statement of recognised income and expense at 31 December 2005 amount to a loss of £299m (net of tax) (2004 loss £132m net of tax).

Impact of increase/(decrease) of one percentage point in assumed medical cost trend rates:

	Medical cost trend rate of 4.85% (central assumption x) £m	Medical cost trend rate of 3.85% (x-1) £m	Medical cost trend rate of 5.85% (x+1) £m
Defined benefit obligation at the end of the year	24	27	21
Interest cost for the year	1	1	1

7. Post Retirement Benefits continued

Summary of assumptions and membership data

The following assumptions and data have been used:

	The Schemes 2006	The Schemes 2005	The Schemes 2004	Other Schemes 2006	Other Schemes 2005	Other Schemes 2004	Other Post Retirement Benefits 2006	Other Post Retirement Benefits 2005	Other Post Retirement Benefits 2004
Actuarial assumptions at beginning of the year									
Discount rate (%)	4.85	**5.45**	5.60	4.85	**5.45**	5.60	4.85	**5.45**	5.60
Expected rate of return on plan assets (%)	7.15	**7.74**	7.78	6.79	**6.88**	7.34			
Salary increases* (%)	3.3	**3.8**	3.8	3.3	**3.8**	3.8			
Pension increases** (%)	2.8	**2.8**	2.8	2.8	**2.8**	2.8			
Medical cost trend (%)							4.85	**5.45**	5.60
Life expectancy at age 60 (years)									
Retired members									
Males	23	**23**	21-24	23	**23**	21-24			
Females	26	**26**	24-27	26	**26**	24-27			
Non-retired members									
Males	24	**24**	21-25	24	**24**	21-25			
Females	27	**27**	26-28	27	**27**	26-28			
Active members									
Number		**30,298**	32,938		**3,531**	3,702			
Covered annual payroll (£m)		**708**	729		**110**	112			
Average age		**41**	40		**43**	41			
Average service		**13**	12		**11**	11			
Deferred members									
Number		**28,667**	28,340		**5,818**	5,559			
Average age		**44**	43		**44**	44			
Retired members									
Number		**11,654**	10,055		**1,836**	1,790			
Total annual pensions (£m)		**101**	89		**20**	25			
Average age		**64**	64		**65**	64			

* *In addition to the general assumed rate of salary increases, there is a separate assumed salary scale of increases due to promotions and increasing seniority.*

** The pension increase is on the excess over the Guaranteed Minimum Pension. Pensions which are guaranteed to increase at a rate of at least 3% per annum have been assumed to increase at 3.25% per annum for the end of year calculations (3.25% per annum for previous calculations).

8. Share-based Payments

The Group believes that share ownership by colleagues throughout the Group enhances their alignment with shareholders' interests. Therefore, colleagues in the Group are able to own shares through various share-based payment arrangements.

During the year ended 31 December 2005, the Group operated the following share-based payment arrangements, which are predominantly equity-settled:

Sharesave plan	This is a standard tax-approved scheme that is available to all colleagues.
Share option plans	The final award under the HBOS plan, which has now been replaced by free shares, was made in 2004. Under this plan options over shares at market value, with a face value equal to 20% of salary, were awarded to all colleagues. A separate option plan exists for St. James's Place.
Free shares	This was introduced in 2005 under the share incentive plan legislation as a replacement for the share option plan (not including the St. James's Place plan). In broad terms, it covers all colleagues and free shares of 5% of salary, up to a limit of £3,000 are awarded to each colleague.
Sharekicker plan	This provides colleagues with the opportunity to purchase shares with a proportion of their annual net bonus. For every two shares purchased a matching share is awarded after three years.
Long term incentive plan	This is offered to some of the Group's most senior colleagues. A full description of the plan is provided on page 79 of the 'Report of the Board in relation to remuneration policy and practice'.
Executive stock option plan	The final award under this plan was in 2000. Under this plan, options were granted at market value to certain colleagues. The options vested upon satisfaction of a performance measure over a three year period. Options are exercisable from the date the measure is satisfied until the tenth anniversary of the date of grant.

During 2005, no modifications were made to share-based payment arrangements and none were settled or cancelled.

Under the transitional provisions of IFRS 2 'Share-based Payment' the Group has applied the IFRS to share awards and options granted after 7 November 2002 that had not yet vested at the effective date of the IFRS. The table below summarises the share-based payment awards since 7 November 2002:

	Sharesave plan	Share option plans(2)	Free shares	Sharekicker plan	Long term incentive plan
Awards in 2003					
Date of grant	19 September	21 March	-	21 March	2 January
Number granted	12,086,658	35,621,479	-	5,421,801(4)	1,846,609(5)
Awards in 2004					
Date of grant	21 September	16 March	-	23 March	31 March
Number granted	13,182,646	37,880,273	-	5,543,693(4)	2,191,468(5)
Awards in 2005					
Date of grant	23 September	3 March	10 August	23 March	30 March
Number granted	10,381,241	476,401	7,352,056	4,989,559(4)	1,892,966(6)
Contractual life	3.5, 5.5 and 7.5 years	6 years(3)	3 years	3 years	3 years
Vesting conditions	3.25, 5.25 and 7.25 years vesting period(1)	3 years service	3 years service	3 years service	3 years service and achievement of TSR target(7)

Notes:

(1) Although the savings periods are three, five and seven years the vesting periods are slightly longer since savings do not commence until December each year.

(2) The number of options awarded below include options awarded under the St James's Place plan. Options were awarded under this plan on 28 February 2003 (2003 award) and 27 February 2004 (2004 award). All options awarded in 2005 were made under this plan.

(3) The contractual life of options under the St James's Place plan is five years.

(4) These are the number of deferred shares purchased.

(5) This includes 4,872 shares (2003 award) and 251,187 shares (2004 award) that were not awarded until 27 September 2004.

(6) The 2005 award includes 89,696 shares that were not awarded until 2 September 2005.

(7) The performance and vesting periods for the 2003 award can be extended to five years.

8. Share-based Payments continued

Movements in options

Movements in options granted under the various equity participation plans mentioned above are as follows:

Sharesave plan	2005 Number of options	2005 Weighted average exercise price (£)	2004 Number of options	2004 Weighted average exercise price (£)
Outstanding at 1 January	**50,305,553**	**5.44**	47,337,772	5.40
Granted during the year	**10,381,241**	**6.91**	13,182,646	5.44
Exercised during the year	**(10,648,034)**	**4.93**	(5,850,244)	4.99
Forfeited during the year	**(3,308,241)**	**5.46**	(4,217,544)	5.64
Expired during the year	**(154,252)**	**5.65**	(147,077)	5.71
Outstanding at 31 December	**46,576,267**	**5.86**	50,305,553	5.44
Exercisable at 31 December	**1,883,551**	**5.11**	662,316	5.20

Share option plans	2005 Number of options	2005 Weighted average exercise price (£)	2004 Number of options	2004 Weighted average exercise price (£)
Outstanding at 1 January	**87,725,000**	**7.02**	70,140,223	6.92
Granted during the year	**476,401**	**8.32**	37,880,273	7.13
Exercised during the year	**(19,653,591)**	**7.38**	(12,278,150)	6.81
Forfeited during the year	**(5,192,438)**	**6.94**	(8,017,346)	7.02
Outstanding at 31 December	**63,355,372**	**6.92**	87,725,000	7.02
Exercisable at 31 December	**5,570,779**	**7.48**	2,358,049	6.80

Executive stock option plan	2005 Number of options	2005 Weighted average exercise price (£)	2004 Number of options	2004 Weighted average exercise price (£)
Outstanding at 1 January	**3,797,079**	**5.58**	5,158,094	5.45
Exercised during the year	**(1,754,591)**	**5.36**	(1,354,015)	5.06
Forfeited during the year			(7,000)	5.89
Outstanding and exercisable at 31 December	**2,042,488**	**5.78**	3,797,079	5.58

For the sharesave plan, the weighted average share price at the date of exercise for share options exercised during the year was 871.0 pence. The options outstanding at 31 December 2005 had exercise prices in the range of 410.0 pence to 691.2 pence and a weighted average remaining contractual life of 3.2 years.

For the share option plans, the weighted average share price at the date of exercise for share options exercised during the year was 859.0 pence. The options outstanding at 31 December 2005 had exercise prices in the range of 654.0 pence to 832.0 pence and a weighted average remaining contractual life of 3.7 years.

For the executive stock option plan, the weighted average share price at the date of exercise for share options exercised in the year was 862.0 pence. The options outstanding at 31 December 2005 had exercise prices in the range of 273.7 pence to 712.5 pence and a weighted average remaining contractual life of 3.5 years.

8. Share-based Payments continued

Financial assumptions underlying the calculation of fair value
The fair value expense has been based on the fair value of the instruments granted, as calculated using appropriate pricing models. The table below shows the assumptions and models used to calculate the grant date fair value of each award:

	Sharesave plan	Share option plans[2]	Free shares	Sharekicker plan	Long term incentive plan
Awards in 2003					
Fair value (pence)	222.0	184.0		286.0	859.0
Share price (pence)	717.0	654.0		654.0	655.0
Exercise price (pence)	574.0	654.0		0.0	0.0
Expected volatility (% p.a.)[1]	35	40		N/A	40
Expected dividends (% p.a.)	4.2	4.5		4.5[4]	N/A[5]
Risk-free interest rate	4.5	4.2		N/A	N/A
Awards in 2004					
Fair value (pence)	226.0	135.0		316.0	707.0
Share price (pence)	751.0	712.5		715.5	741.5
Exercise price (pence)	544.0	712.5		0.00	0.00
Expected volatility (% p.a.)[1]	25	25		N/A	25
Expected dividends (% p.a.)	4.2	4.3		4.3[4]	N/A[5]
Risk-free interest rate	4.9	4.6		N/A	N/A
Awards in 2005					
Fair value (pence)	189.0	138.0	910.0	362.0	729.0
Share price (pence)	847.5	832.0	910.0	815.0	834.5
Exercise price (pence)	691.2	832.0	0.0	0.0	0.0
Expected volatility (% p.a.)[1]	20	20	N/A	N/A	20
Expected dividends (% p.a.)	4.0	3.8	N/A	4.0[4]	N/A[5]
Risk-free interest rate	4.2	4.9	N/A	N/A	N/A
Pricing model	Black-Scholes	Binomial Lattice	[3]	Black-Scholes	Monte Carlo Simulation

Notes

(1) Expected volatility is based on an analysis of both the Group's historical volatility over the twelve months preceding the date of each award and the volatility implied by the price of traded options as at the date of each award.

(2) The assumptions above for the 2003 and 2004 awards do not reflect the St James's Place plan. Assumptions for this plan do not differ materially.

(3) As no performance calculations attach to these awards and dividends are reinvested, the fair value is the same as the face value of the awards.

(4) Dividends payable on the matching shares during the vesting period are not awarded to the recipient.

(5) Dividends payable on the shares during the vesting period are reinvested and so no dividend yield assumption is required.

Early exercise assumptions
The following allowance has been made for the impact of early exercise once options have vested:

Sharesave plan — As the length of the exercise window is only six months all option holders are assumed to exercise halfway through the exercise window.

Share option plans — It is assumed that 10% of option holders are forced to exercise their options each year irrespective of the level of the share price. For the remainder it is assumed that half will exercise their options each year if the share price is at least 15% above the exercise price.

Allowance for performance conditions
The long term incentive plan includes a market based performance condition based on the Group's total shareholder return relative to an index of comparator companies. The impact of this performance condition has been modelled using Monte Carlo Simulation techniques, which involves running several thousands of simulations of future share price movements for both the Group and the comparator index. For the purpose of these simulations it is assumed that the share price of the Group and the comparator index are 70% correlated and that the comparator index has volatility of 40% p.a. (2003 award), 25% p.a. (2004 award) and 20% p.a. (2005 award).

The performance condition is based on the Group's performance relative to the comparator index over a three year period commencing on 1 January each year. The fair value calculations for the awards that were made in 2004 and 2005 therefore include an allowance for the actual performance of the Group's share price relative to the index over the period between 1 January and the award date.

8. Share-based Payments continued

Charge to income statement

	2005 £m	2004 £m
Expense arising from share-based payment transactions, not qualifying for recognition as an asset		
Equity settled	**82**	51
Cash settled	**1**	1
Total	**83**	52
Closing balance of liability for cash settled share-based payment transactions	**1**	1

Included within the charge to the income statement is £3m (2004 £2m) in respect of share-based arrangements within St. James's Place for options held on the shares of that Company.

In relation to the Group's share schemes, National Insurance and income tax costs of £22m (2004 £13m) are borne by the Group and are not included in the above table.

9. Taxation

	2005 £m	2004 £m
Current tax		
Corporation tax charge at 30% (2004 30%)	**876**	1,061
Relief for overseas taxation	**(36)**	(29)
Overseas taxation	**161**	148
	1,001	1,180
Deferred tax (Note 29)	**545**	92
Total income tax on profit	**1,546**	1,272
The above tax expense is made up as follows:		
Tax on policyholder returns	**200**	
Tax on shareholder returns	**1,346**	1,272

The tax assessed for the year is higher than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2005 £m	2004 £m
Profit before taxation	**4,808**	4,609
Profit multiplied by the standard rate of corporation tax in the UK of 30% (2004 30%)	**1,442**	1,383
Effects of:		
(Income not chargeable)/expenses not deductible for tax purposes	**(20)**	34
Net effect of differing tax rates overseas	**(51)**	(34)
Book gains covered by capital losses/indexation	**(56)**	(4)
Deductible interest on innovative Tier 1 capital		(48)
Policyholder tax/differing tax rates for life assurance business	**253**	(20)
Impairment on investment securities	**12**	14
Adjustments in respect of previous periods	**(34)**	(59)
Other		6
Total income tax on profit	**1,546**	1,272
Current tax recognised directly in equity		
Relating to available for sale investments	**8**	
Deferred tax recognised directly in equity		
Relating to available for sale investments	**(3)**	
Relating to cash flow hedges	**17**	
Relating to post employment benefit obligations	**(72)**	(56)
	(58)	(56)

10. Earnings per ordinary share

Basic and diluted earnings per ordinary share are based upon Group profit attributable to ordinary shareholders of £3,194m (2004 £3,081m). The underlying earnings per ordinary share is based upon underlying Group profit attributable to ordinary shareholders of £3,358m (2004 £3,200m) which is calculated as follows:

	2005 £m	2004 £m
Profit attributable to parent company shareholders	**3,230**	3,118
Profit attributable to preference shareholders	**(36)**	(37)
Profit attributable to ordinary shareholders	**3,194**	3,081
Post tax adjustments:		
Retail rationalisation costs	**59**	
HBOS merger integration costs		34
Mortgage endowment compensation	**182**	91
Goodwill impairment		6
Short term fluctuations	**(77)**	(12)
Underlying profit attributable to ordinary shareholders	**3,358**	3,200

For the basic and underlying earnings per ordinary share the weighted average number of 25p ordinary shares is 3,888 million (2004 3,867 million) and for the diluted earnings per ordinary share the weighted average number of actual and potential 25p ordinary shares is 3,927 million (2004 3,890 million). The weighted average number of actual and potential ordinary shares in issue is detailed below:

	2005 Number million	2004 Number million
Actual weighted average number of shares in issue	**3,888**	3,867
Adjustment for weighted average number of shares on which options have been granted but not yet exercised	**39**	23
Potential weighted average number of shares in issue	**3,927**	3,890

The calculation of the underlying earnings per ordinary share, noted below, is included to enable ordinary shareholders to assess the underlying trading performance.

	2005 pence	2004 pence
Basic earnings per ordinary share	**82.2**	79.7
Retail rationalisation costs	**1.5**	
HBOS merger integration costs		0.9
Mortgage endowment compensation	**4.7**	2.3
Goodwill amortisation		0.2
Short term fluctuations	**(2.0)**	(0.3)
Underlying earnings per ordinary share	**86.4**	82.8

11. Treasury Bills and Other Eligible Bills

	Book value £m	2004 Fair value £m
Investment securities		
Treasury bills and similar securities	2,850	2,849
Other eligible bills	855	855
	3,705	3,704
Other securities		
Treasury bills and similar securities	499	499
Other eligible bills	123	123
	622	622
	4,327	4,326

At 31 December 2005 no treasury bills and similar securities or other eligible bills are held as non-trading financial assets.

In 2004 treasury bills and other eligible bills classified as 'Investment securities', were measured at amortised cost and those classified as 'Other securities' were measured at fair value. These 'Other securities' relate solely to securities held for trading and following the adoption of IAS 39 on 1 January 2005 were reclassified to financial assets held for trading (Note 12).

12. Financial Instruments Held for Trading

Financial assets and liabilities held for trading (other than derivatives) are as follows:

	2005 £m
Financial assets held for trading	
Debt securities	24,692
Treasury bills and other eligible bills	4,660
Loans and advances to banks	9,271
Loans and advances to customers	3,135
Other assets	8
Total	**41,766**
Financial liabilities held for trading	
Debt securities in issue	406
Deposits by banks	2,875
Customer accounts	21,509
Other liabilities	217
Total	**25,007**

A maturity analysis of financial instruments held for trading is included in Note 48.

13. Loans and Advances to Customers

	2005 £m	2004 £m
Gross loans and advances to customers	**346,706**	318,190
Non-returnable finance		(28,890)
	346,706	289,300
Impairment losses on loans and advances (Note 14)	**(2,938)**	(2,494)
Interest in suspense		(138)
Net loans and advances to customers	**343,768**	286,668

At 31 December 2005 loans and advances to customers designated as loans and receivables under IAS 39 are measured at amortised cost on the balance sheet. Those loans and advances that are subject to fair value hedge designation have been adjusted to reflect the fair value of the risk being hedged.

The fair values and maturity analysis of loans and advances to customers are disclosed in Notes 42 and 48, respectively.

The Group's lending exposure before impairment provisions and before taking account of collateral is analysed below. For 2004 the Group's lending exposure is after deduction of non-returnable finance and before the deduction of impairment provisions and interest in suspense.

	2005 £m	2004 £m
Agriculture, forestry and fishing	**1,316**	1,327
Energy	**1,800**	1,347
Manufacturing industry	**6,351**	6,206
Construction and property	**36,913**	32,895
Hotels, restaurants and wholesale and retail trade	**12,601**	10,299
Transport, storage and communication	**4,873**	4,817
Financial	**10,815**	10,829
Other services	**19,369**	17,958
Individuals		
Home mortgages	**213,842**	170,098
Other personal lending	**23,463**	22,316
Overseas residents	**15,363**	11,208
	346,706	289,300

18. Loans and Advances to Customers continued

	Assets securitised	Gross assets securitised £m	2004 Non-returnable finance £m
SWAN Trust Mortgages	Mortgages	79	79
Mound Financing (No. 1) PLC	Mortgages	617	616
Mound Financing (No. 2) PLC	Mortgages	525	524
Melrose Financing No. 1 plc	Corporate loans	900	693
Permanent Financing (No. 1) PLC	Mortgages	2,934	2,930
Permanent Financing (No. 2) PLC	Mortgages	4,086	4,082
Mound Financing (No. 3) PLC	Mortgages	2,261	2,258
Permanent Financing (No. 3) PLC	Mortgages	3,796	3,791
Permanent Financing (No. 4) PLC	Mortgages	6,122	6,116
Permanent Financing (No. 5) PLC	Mortgages	3,956	3,952
Permanent Financing (No. 6) PLC	Mortgages	3,853	3,849
		29,129	28,890

The 2004 comparatives in the above table are presented in accordance with previous GAAP. Loans and advances which were securitised and met the criteria set out in FRS 5 'Reporting the Substance of Transactions', as issued by the ASB, are shown net of non-returnable finance ('linked presentation').

Under IFRS, prior to the adoption of IAS 39 at 1 January 2005, such presentation is permitted for 2004 only. From 1 January 2005 the non-returnable finance, primarily floating rate notes, is classified within debt securities in issue, with the related securitised customer advances remaining in loans and advances to customers.

For 2005, loans and advances to customers include advances of £53,386m (2004 £45,792m) the majority of which have been sold by subsidiary undertakings of the Company to bankruptcy remote special purpose vehicles, funded by the issue of commercial paper on terms whereby the rewards and some of the risks of the portfolio are retained by the subsidiary. Accordingly, all these advances are retained on the Group's balance sheet with the commercial paper included within debt securities in issue (Note 32). The 2004 comparative includes those advances which did not qualify for linked presentation.

13. Loans and Advances to Customers continued

Loans and advances to customers include finance leases analysed as follows:

	2005 £m	2004 £m
Gross investment in finance receivables:		
Within one year	**2,962**	2,879
Between one and five years	**4,570**	4,364
More than five years	**3,605**	3,820
	11,137	11,063
Less: unearned finance income	**(2,675)**	(2,623)
Present value of minimum lease payments	**8,462**	8,440
Analysed as:		
Within one year	**2,417**	2,367
Between one and five years	**3,440**	3,417
More than five years	**2,605**	2,656
Finance lease receivables	**8,462**	8,440

At 31 December 2005 total unguaranteed residual values accrued to the benefit of the lessor amounted to £90m (2004 £97m).
At 31 December 2005 total accumulated allowance for uncollectable minimum lease payments receivable amounted to £28m (2004 £31m).

14. Impairment Losses on Loans and Advances

	2005 £m	2004 £m
At 1 January	**2,494**	2,252
Change in accounting policy	**42**	
Opening balance restated	**2,536**	2,252
New impairment provisions less releases	**1,665**	1,243
Amounts written off	**(1,191)**	(1,044)
Acquisitions and transfers	**7**	50
Discount unwind on impaired loans and advances to customers	**(89)**	
Foreign exchange translation	**10**	(7)
At 31 December 2005	**2,938**	2,494
New impairment provisions less releases	**1,665**	1,243
Recoveries of amounts previously written off	**(66)**	(42)
Net charge to income statement	**1,599**	1,201

Impairment loss calculations involve the estimation of future cash flows of financial assets, based on observable data at the balance sheet date and historical loss experience for assets with similar credit risk characteristics. Impairment models are continually reviewed to ensure data and assumptions are appropriate.

15. Investment Securities

Group	At fair value through the income statement £m	Available for sale £m	Loans and receivables £m	2005 Total £m	2004 Book value £m	2004 Market value £m
Listed						
Debt securities	**25,641**	**22,088**		**47,729**	54,145	52,923
Equity shares	**34,144**	**36**		**34,180**	25,472	25,472
Total listed	**59,785**	**22,124**		**81,909**	79,617	78,395
Unlisted						
Debt securities	**1,499**	**19,112**	**788**	**21,399**	28,756	29,505
Equity shares	**335**	**691**		**1,026**	195	297
Total unlisted	**1,834**	**19,803**	**788**	**22,425**	28,951	29,802
Total	**61,619**	**41,927**	**788**	**104,334**	108,568	108,197
Comprising:						
Debt securities	**27,140**	**41,200**	**788**	**69,128**	82,901	82,428
Equity shares	**34,479**	**727**		**35,206**	25,667	25,769

Investment securities held at fair value through the income statement and as available for sale are recorded at fair value. The fair value movement during the year was £9,062m and £224m respectively. Within the fair value movement for available for sale is £34m relating to assets subject to fair value hedging. Investment securities designated as loans and receivables are recorded at amortised cost. The fair value and maturity analysis of investment securities is disclosed in Notes 42 and 48, respectively.

In keeping with normal market practice, the Group enters into securities lending transactions and repurchase agreements, whereby cash and securities are temporarily received or transferred as collateral. Debt securities with a value of £1,827m (2004 £1,702m) were subject to agreement to repurchase, where the transferee obtains the right to pledge or sell the asset they receive. Debt securities also include securities pledged as collateral as part of securities lending transactions amounting to £11,787m (2004 £10,666m).

Securities held as collateral under reverse repurchase agreements amounted to £46,918m. These are not recognised as assets and are therefore not included above. Of this amount the Group had resold or repledged £38,466m as collateral for its own transactions.

Debt securities include asset backed securities of £19,497m (2004 £14,507m) which are held in bankruptcy remote special purpose vehicles, funded by the issue of commercial paper on terms whereby some of the rewards and risks of the portfolio have been retained by the Group. The commercial paper is included within debt securities in issue (Note 32).

Investment securities held by the Company are designated as available for sale and comprise £13m (2004 £13m) unlisted equity shares and £36m of listed debt securities acquired during the year. The fair value movement during the year was £nil.

16. Interests in Jointly Controlled Entities and Associated Undertakings

Interests in jointly controlled entities	Acquired book value £m	Equity adjustments £m	Share of net tangible assets £m	Goodwill £m	Book value £m
At 31 December 2004	195	(97)	98	98	196
Change in accounting policy		(43)	(43)		(43)
At 1 January 2005	195	(140)	55	98	153
Acquisitions and subscriptions of capital	148		148		148
Disposals	(6)		(6)		(6)
Equity accounting adjustments		(10)	(10)		(10)
At 31 December 2005	**337**	**(150)**	**187**	**98**	**285**

The Group's unrecognised share of losses for the year was £22m (2004 £18m) and £53m (2004 £37m) on a cumulative basis. For those entities subsequent profits earned are not recognised until previously unrecognised losses are extinguished. The share of losses on a cumulative basis are net of those unrecognised profits.

The following amounts are included in the Group's share of jointly controlled entities noted above.

	Profit after tax £m	Current assets £m	Non-current assets £m	Current liabilities £m	Non-current liabilities £m	Equity £m
2005	**29**	**1,918**	**4,298**	**(2,107)**	**(3,824)**	**285**
2004	55	1,680	3,724	(1,837)	(3,371)	196

Interests in associated undertakings	Acquired book value £m	Equity adjustments £m	Share of net tangible assets £m	Goodwill £m	Book value £m
At 31 December 2004	114	46	160		160
Change in accounting policy		(1)	(1)		(1)
At 1 January 2005	114	45	159		159
Acquisitions and subscriptions of capital	25		25		25
Disposals	(11)		(11)		(11)
Equity accounting adjustments		1	1		1
At 31 December 2005	**128**	**46**	**174**		**174**

The Group's unrecognised share of losses for the year was £1m (2004 £nil) and £nil (2004 £1m) on a cumulative basis. For those entities subsequent profits earned are not recognised until previously unrecognised losses are extinguished. The share of losses on a cumulative basis are net of those unrecognised profits.

The following amounts are included in the Group's share of associated undertakings noted above.

	Profit after tax £m	Current assets £m	Non-current assets £m	Current liabilities £m	Non-current liabilities £m	Equity £m
2005	**10**	**1,291**	**1,168**	**(1,257)**	**(1,028)**	**174**
2004	69	901	938	(1,351)	(328)	160

16. Interests in Jointly Controlled Entities and Associated Undertakings continued

	Nature of business		Issued share capital	Group's interest	Statutory accounts made up to	Principal area of operations
Jointly controlled entities						
AA Personal Finance Limited	Finance	ordinary	3,000,002	50.0%	December 2005	UK
RFS Limited	Finance	ordinary	6,000,006	50.0%	December 2005	UK
Lex Vehicle Leasing (Holdings) Ltd	Vehicle	ordinary	16,900,002	50.0%	December 2005	UK
and its subsidiaries	Leasing	preference	109,000,000	50.0%		
First Alternative Holdings Ltd*	Insurance	ordinary	1,000,000	70.0%	December 2005	UK
and its subsidiaries		preference	100,000,000	100.0%		
esure Holdings Ltd*	Insurance	ordinary	3,330,000	70.0%	December 2005	UK
and its subsidiaries		preference	175,170,000	100.0%		
Associated undertakings						
Sainsbury's Bank plc	Banking	ordinary	140,000,000	45.0%	March 2005**	UK
		loan	100,000,000	45.0%		

* The Group's interest in the issued ordinary share capital of these entities is greater than 50%, however the substance and legal form of these ventures are such that they are jointly controlled entities.

** The accounts of Sainsbury's Bank plc have been equity accounted in the Group's consolidated accounts on the basis of accounts prepared for the year to 31 December 2005.

All the interests in jointly controlled entities and associated undertakings are unlisted, incorporated in the UK and are held by subsidiary undertakings.

17. Interests in Group Undertakings

Interests in Group undertakings comprise investments in ordinary shares and other borrowed funds loaned to subsidiaries.

	Ordinary shares £m	Loans £m	Total £m
At cost at 1 January 2005	9,893	5,750	15,643
Subscriptions of capital	25		25
Net advances		83	83
At cost at 31 December 2005	**9,918**	**5,833**	**15,751**

The main subsidiary undertakings are as follows:

	Company's interest in ordinary share capital and voting rights	Principal business	Country of incorporation
The Governor and Company of the Bank of Scotland and subsidiaries, including	100%†	Banking, financial and related services	UK
HBOS Treasury Services PLC	100%	Banking	UK
Bank of Scotland (Ireland) Ltd	100%	Banking	Ireland
CAPITAL BANK plc	100%*	Banking and personal finance	UK
HBOS Australia Pty Ltd and subsidiaries, including			
Bank of Western Australia Ltd	100%	Banking	Australia
Halifax plc	100%†	Banking	UK
Halifax Share Dealing Ltd	100%	Execution only stockbroking	UK
HBOS Insurance & Investment Group Ltd and subsidiaries, including	100%†	Investment holding	UK
Halifax General Insurance Services Ltd	100%	General insurance brokerage	UK
St Andrew's Insurance plc	100%	General insurance	UK
Clerical Medical Investment Group Ltd	100%	Life assurance	UK
Halifax Life Ltd	100%	Life assurance	UK
Halifax Investment Fund Managers Ltd	100%	OEIC management	UK
Insight Investment Management Ltd	100%	Investment management	UK
St. James's Place Capital plc	60%	Financial services	UK

† HBOS plc holds 100% of the issued preference share capital.
* Bank of Scotland holds 100% of the issued preference share capital.

18. Goodwill and Other Intangible Assets

	Purchased value of in-force investment contracts £m	Goodwill £m	Software £m	2005 Total £m
Cost/deemed cost				
At 1 January 2005		1,677	741	2,418
Change in accounting policy	394			394
Opening balance restated	394	1,677	741	2,812
Exchange translation		(1)	2	1
Acquired through business combination	2	(4)	20	18
Additions		7	158	165
Disposals		(7)	(19)	(26)
At 31 December 2005	396	1,672	902	2,970
Amortisation				
At 1 January 2005		6	379	385
Exchange translation			1	1
Amortisation for the year	21		128	149
Disposals			(13)	(13)
At 31 December 2005	21	6	495	522
Carrying value				
At 31 December 2005	**375**	**1,666**	**407**	**2,448**

	Goodwill £m	Software £m	2004 Total £m
Cost			
At 1 January 2004	1,985		1,985
Transition to IFRS	(310)	545	235
Opening balance restated	1,675	545	2,220
Exchange translation	(8)	(1)	(9)
Additions	10	261	271
Disposals		(64)	(64)
At 31 December 2004	1,677	741	2,418
Amortisation			
At 1 January 2004	310		310
Transition to IFRS	(310)	281	(29)
Opening balance restated		281	281
Amortisation for the year		100	100
Impairment losses	6		6
Disposals		(2)	(2)
At 31 December 2004	6	379	385
Carrying value			
At 31 December 2004	1,671	362	2,033

18. Goodwill and Other Intangible Assets continued

Goodwill impairment testing

Goodwill has arisen on the acquisition of companies and other businesses. It is subject to a six monthly impairment review by comparing the value in use with the carrying value. When this indicates that the carrying value is not recoverable it is written down through the income statement. The goodwill is allocated to the cash-generating units or groups of cash-generating units that are expected to benefit from the acquisitions concerned. In most cases, the cash-generating units represent the actual company or business acquired.

Goodwill can be analysed on a divisional basis as follows:

	2005 £m	2004 £m
Retail	**426**	426
Corporate	**42**	42
Insurance & Investment	**853**	853
Treasury & Asset Management	**39**	39
International	**306**	311
Total	**1,666**	1,671

The recoverable amount of each cash-generating unit is based upon value in use calculations. The calculations use cash flow projections based upon the five year business plan with cash flows thereafter being extrapolated using growth rates in the range of 2.25% to 2.50% reflecting the long term nature of the businesses concerned and the long term trend in growth rate of the respective economy. The pre-tax discount rates used in discounting projected cash flows lie in the range of 10% to 12.2%.

19. Property and Equipment

	Property £m	Equipment £m	2005 Total £m
Cost			
At 1 January 2005	1,534	1,433	2,967
Exchange translation	2	6	8
Additions	72	235	307
Disposals	(37)	(107)	(144)
Transfers of policyholder funds' property (Note 20)	(38)		(38)
At 31 December 2005	1,533	1,567	3,100
Depreciation			
At 1 January 2005	520	911	1,431
Exchange translation		3	3
Depreciation for year	53	173	226
Disposals	(23)	(70)	(93)
At 31 December 2005	550	1,017	1,567
Carrying value			
At 31 December 2005	**983**	**550**	**1,533**

	Property £m	Equipment £m	2004 Total £m
Cost			
At 1 January 2004	1,384	1,813	3,197
Transition to IFRS	109	(400)	(291)
Opening balance restated	1,493	1,413	2,906
Exchange translation	(1)	(4)	(5)
Additions	79	156	235
Disposals	(37)	(132)	(169)
At 31 December 2004	1,534	1,433	2,967
Depreciation			
At 1 January 2004	486	1,004	1,490
Transition to IFRS		(204)	(204)
Opening balance restated	486	800	1,286
Exchange translation	(1)	(3)	(4)
Depreciation for year	57	166	223
Disposals	(22)	(52)	(74)
At 31 December 2004	520	911	1,431
Carrying value			
At 31 December 2004	1,014	522	1,536

Included within Group property and equipment are assets, including properties that will be classified as investment properties upon completion, that are in the course of construction amounting to £209m (2004 £220m) which are not depreciated until the assets are brought into use.

20. Investment Properties

	2005 £m	2004 £m
At 1 January	**3,571**	
Transition to IFRS		2,762
Opening balance restated	**3,571**	2,762
Additions	**16**	1
Disposals	**(15)**	(2)
Net movement in properties held by policyholder funds	**(117)**	502
Fair value movement	**449**	308
Transfer of policyholder funds' property (Note 19)	**38**	
At 31 December	**3,942**	3,571

Investment properties are carried at their fair value as determined by independent qualified surveyors having recent experience in the location and category of the property being valued. Fair values were determined having regard to recent market transactions for similar properties.

Rental income and expenses in respect of the above properties amounted to £237m and £19m respectively (2004 £171m and £17m respectively).

21. Operating Lease Assets

Assets leased to customers include the following amounts in respect of operating lease assets:

	Cost £m	Depreciation £m	2005 Carrying value £m
At 1 January 2005	3,997	(967)	3,030
Exchange translation	67	(2)	65
Additions	1,185		1,185
Disposals	(879)	275	(604)
Depreciation for year		(561)	(561)
At 31 December 2005	**4,370**	**(1,255)**	**3,115**

	Cost £m	Depreciation £m	2004 Carrying value £m
At 1 January	3,695	(708)	2,987
Transition to IFRS		(98)	(98)
Opening balance restated	3,695	(806)	2,889
Exchange translation	(50)	4	(46)
Additions	1,236		1,236
Disposals	(884)	263	(621)
Depreciation for year		(428)	(428)
At 31 December 2004	3,997	(967)	3,030

Future minimum lease payments under non-cancellable operating leases are expected to be received in the following periods:

	2005 £m	2004 £m
1 year or less	**689**	585
Later than 1 year and not later than five years	**330**	405
Over 5 years	**965**	662
	1,984	1,652

22. Deferred Costs

	2005 £m	2004 £m
Deferred acquisition costs	**202**	366
Deferred origination costs	**443**	
	645	366

23. Value of In-Force Long Term Assurance Business

	2005 £m	2004 £m
At 1 January	**3,657**	3,422
Change in accounting policy	**(1,485)**	
Opening balance restated	**2,172**	3,422
Acquisitions	**272**	
Disposals		(31)
Expected changes in existing business:		
Unwind of discount rate	**167**	281
Current year release to the income statement	**(312)**	(475)
New business	**406**	586
Changes in assumptions	**133**	(127)
Exchange translation	**9**	1
At 31 December	**2,847**	3,657

Assumptions

The key assumptions used in the measurement of the value of in-force Long Term Assurance Business relating to insurance contracts and investment contracts with a discretionary participating feature ('DPF') are determined by the Board of Directors.

The economic assumptions that have the greatest effect on the calculation of the value of in-force Long Term Assurance Business are set out below. These assumptions require the application of material judgement and are chosen to represent a long term view of the likely economic environment.

The experience assumptions set out in Note 25 also have a significant effect on the cash flow projections. The selection of these assumptions also requires the application of material judgement and is made with reference to historic trends, taking into account the analysis of actual versus expected experience as well as industry data.

Additional information on the Long Term Assurance Business risk is set out on pages 59 to 60 of the 'Risk Management' report.

Risk discount rate

The risk discount rate, the rate used to calculate the present value of the future projected cash flows, is based on the long term view of the risk free rate of return. As a long term view, it necessarily involves the application of judgement. This is increased to reflect the uncertainty associated with the projected cash flows. This increase can be broken down into two principal components, being the investment risk component and the insurance risk component.

The investment risk component represents an allowance for uncertainty as to the level of future margins that will actually be achieved by the Group's investments. The level of addition is chosen so as to avoid capitalising any investment risk premiums over the long term view of the risk free rate of return.

The insurance risk component represents an additional allowance in the risk discount rate to reflect the potential volatility of, and uncertainty around, the future level of insurance risk inherent in the contracts.

23. Value of In-Force Long Term Assurance Business continued

The breakdown of the risk discount rate is shown in the table below:

	2005 %	2004 %
Long term view of risk free rate of return	**5.0**	5.0
Investment risk component	**1.0**	1.0
Insurance risk component	**2.0**	2.0
Total	**8.0**	8.0

In isolation of any other assumption changes, an increase in the risk discount rate would result in a decrease in the value of in-force Long Term Assurance Business reducing profits and vice versa.

Investment return

Assumptions are set for each individual asset class based on the long term view of expected returns, and weighted to produce an investment return assumption for each particular class of business. The weighting is based on the long term asset allocation strategy for each class of business.

The table below sets out the long term view of the expected returns for each asset class:

	2005 %	2004 %
Return on fixed interest securities	**5.0 - 5.5**	5.0 - 5.5
Return on equities	**7.5**	7.5

In isolation, an increase in the investment return assumption would lead to an increase in profits, and vice versa.

Expenses

Operating expense assumptions reflect the projected costs of maintaining and servicing in-force insurance contracts and investment contracts with DPF and associated overhead expenses.

The current level of expenses is taken as an appropriate expense base. The current expenses are analysed having regard to the volume and type of business in force to derive per contract expense assumptions. These per policy expense assumptions are assumed to increase over the course of the projections in line with an assumed expense inflation rate of 3% (2004 3%).

Changes in assumptions

There were no significant changes in the economic assumptions during 2005 used in the derivation of the value of in-force Long Term Assurance Business. However, there were a number of changes to the underlying experience assumptions used to estimate the cash flows from the Long Term Assurance Business. These are discussed further in Note 25.

Sensitivities

The table below indicates the stand alone impact of changes to certain key variables on long term insurance contracts and investment contracts with DPF only:

	Change in variable	Impact on profit before tax £m	Impact on shareholders' equity £m
Interest rates increase into perpetuity	100bps	(119)	(79)
Equity/property market values fall and thereafter increase based on the long term view of the risk free rate	-10%	(99)	(60)
Maintenance expenses fall and thereafter increase by the estimated expense inflation rate	-10%	63	43
Mortality/morbidity rates decrease across all policy types and age groups	-5%	(4)	(3)
Lapse and surrender rates decrease across all policy types and cohorts over the duration of their lives (excluding paid-up policies)	-10%	126	79

Although the table above demonstrates the impact of individual variable changes, in practice due to the correlation between certain variables a change in one variable would normally be expected to have an impact on other assumptions. It should also be noted that in some instances these sensitivities are non-linear.

24. Other Assets

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Positive market values of trading derivative contracts		6,170		
Reinsurance assets (Note 25)	**104**	83		
Other assets	**4,593**	3,171	**83**	46
	4,697	9,424	**83**	46

25. Insurance Contract Liabilities

	2005 Gross liabilities £m	2005 Reinsurance (Note 24) £m	2005 Net of reinsurance £m	2004 Gross liabilities £m	2004 Reinsurance (Note 24) £m	2004 Net of reinsurance £m
Long term insurance contract liabilities						
Investment contracts*				22,673		22,673
Investment contracts related to collective investment schemes*				3,245		3,245
Investment contracts with DPF*				9,227		9,227
Unallocated surplus*				410		410
Insurance contracts within the with-profit fund	**6,244**		**6,244**	7,766		7,766
Insurance contracts within the non-profit funds	**14,904**	**(92)**	**14,812**	8,992	(70)	8,922
	21,148	**(92)**	**21,056**	52,313	(70)	52,243
General insurance contract liabilities						
Provision for unearned premiums	**582**	**(9)**	**573**	571	(4)	567
Claims provisions including claims incurred but not reported ('IBNR')	**240**	**(3)**	**237**	124	(9)	115
	822	**(12)**	**810**	695	(13)	682
Total insurance contract liabilities	**21,970**	**(104)**	**21,866**	53,008	(83)	52,925

* In 2004, prior to the adoption of FRS 27, IFRS 4 and IAS 39 the Group included all investment contract liabilities and unallocated surplus relating to the insurance and investment business as part of insurance contract liabilities. In 2005 these liabilities were reclassified as investment contracts and the unallocated surplus respectively.

The change in insurance contract liabilities (net of reinsurance) is analysed as follows:

	2005 £m
At 1 January	52,925
Change in accounting policy	(35,751)
Opening balance restated	17,174
Acquisitions	1,326
Changes in assumptions	135
Additional insurance liabilities arising	3,213
Exchange translation	18
At 31 December (net of reinsurance)	**21,866**

Additional information on the risk associated with the non-profit business is given on pages 59 to 60 of the 'Risk Management' report.

25. Insurance Contract Liabilities continued

Long Term Insurance Contract Liabilities

The Group principally writes the following long term contracts which contain insurance risk:

Life assurance - The policyholder is insured against death or permanent disability usually for pre-determined amounts (principally mortality and disability risk).

Annuity products - The policyholder is entitled to payments for the duration of their life and is therefore insured for living longer than expected (principally longevity and market risk).

Traditional with-profit business - The primary purpose of these products is to provide a long term smoothed investment vehicle to the policyholder, protecting them against short term market fluctuations. The policyholder is also usually insured against death and the policy may carry an annuity option at maturity (principally market risk).

Unitised business - The primary purpose of these products is to provide an investment vehicle but where the policyholder is also insured against death (principally market risk).

Additional information on the Long Term Assurance Business risk is set out on pages 59 to 60 of the 'Risk Management' report.

The table below sets out the extent of the above exposures based on the carrying value of the liabilities:

	Insurance contracts within the non-profit funds £m	Insurance contracts within the with-profit fund £m	Total insurance contract liabilities £m	Less reinsurers share of contract liabilities £m	2005 Net contract liabilities £m
Life assurance	508		508		508
Annuity products	2,026		2,026		2,026
Traditional with profits		2,154	2,154		2,154
Unitised business	12,313	4,090	16,403	(91)	16,312
Other	57		57	(1)	56
Total	**14,904**	**6,244**	**21,148**	**(92)**	**21,056**

Guarantees and options

The products with the most significant guarantees and options are; certain with-profit bonds which allow surrenders at specified dates without market value adjustments being applied and withdrawals to be taken without penalty; certain contracts which provide guaranteed minimum levels of return on policyholder contributions made to the contract; and certain pension contracts containing an option that allows the policyholder to take an annuity benefit at any time between their 60th and 75th birthday on annuity rates that were guaranteed at the outset of the contract. There are no other material guarantees and options within the Long Term Assurance Business other than those discussed above.

For contracts where there are guarantees and options the most significant factor in determining the cost of the guarantees and options (other than economic conditions in which the option or guarantee has value) is the actual take up rate of options. The most significant factor in determining take up rates is customer behaviour which is influenced by a number of factors including the value of the contract, general awareness of financial matters and the quality of the advice they obtain. The financial impact is dependent on the value of corresponding investments, interest rates and longevity at the time of the claim.

In order to measure the risk of these guarantees the Group makes use of statistical modelling techniques where appropriate to determine the possible and most likely range of outcomes. To help mitigate the risks the Group makes use of matching techniques in order to hedge part of the expected cash flows arising under the guarantees in these contracts with financial instruments.

25. Insurance Contract Liabilities continued

Experience and valuation rates of interest assumptions
The assumptions used in the measurement of insurance liabilities are determined by the Board of Directors. Material judgement is required in the choice of assumptions relating to insurance contracts.

The assumptions that have the greatest effect on the measurement of the insurance contract liabilities are set out by type of business below.

Mortality and longevity rates
The process used to determine the Group's mortality and longevity assumptions starts with an internal investigation of the Group's actual mortality experience over the last five years. This investigation is updated regularly.

The results of this investigation are considered in the context of a number of factors including the credibility of the results (which will be affected by the volume of data available), any exceptional events that have occurred during the period being considered, any known or expected trends in underlying data and relevant published market data.

The rates derived from the Group's experience are adjusted in the light of the factors mentioned above to derive a set of 'best estimate' rates. No deliberate margins for prudence are introduced as part of this process. These 'best estimate' assumptions will be used in the projection of best estimate cash flows, such as the measurement of the value of in-force Long Term Assurance Business.

For insurance contracts within the non-profit funds, the liabilities are assessed on a prudent basis and hence the rates used need to include a margin for adverse deviation that will increase liabilities and provide some protection from the risk that actual experience is worse than the 'best estimate' assumptions.

For insurance contracts within the with-profit fund, the liabilities are required to be determined using the realistic or 'best estimate' assumptions.

	2005	2004
Non-profit policies		
Pension annuities		
Males	**95% PM92 mc**	95% PM92 mc
Females	**80% PFA92 75%mc**	80% PFA92
Term assurances		
Males	**43% - 145% TM92**	43% - 145% TM92
Females	**55% - 160% TF92**	55% - 160% TF92
Unit-linked policies		
Life assurance and pensions	**60% - 150% AM92/AF92**	70% - 150% AM92/AF92
With-profit policies		
Life assurance and pensions	**60% - 100% AM92/AF92**	70% - 100% AM92/AF92

For life assurance policies, increased mortality rates would lead to a larger number of claims and claims occurring sooner than anticipated, increasing the expenditure and reducing profits. For annuity contracts, the opposite is true.

25. Insurance Contract Liabilities continued

Lapse and surrender rates (persistency)
A lapse occurs when the termination of a contract results from the non-payment of premiums due under that contract. A surrender occurs when a policyholder decides to voluntarily terminate their contract. Paid-up and partial surrender are additional forms of lapse and surrender.

The process used to determine contract lapse and surrender rates is similar to that used to determine mortality and longevity rates. The previous experience of the Group over the preceding three years is analysed using statistical techniques. As the experience can vary considerably between different product types and for contracts which have been in force for different periods, the internal analysis breaks the data down into broadly homogeneous groups for the purposes of this analysis. This analysis is updated regularly.

The most recent experience is considered along with the results of previous analyses in order to determine a 'best estimate' view of what persistency experience will be in the future. In determining this 'best estimate' view, a number of factors are considered including the credibility of the results (which will be affected by the volume of data available), any exceptional events that have occurred during the period being considered, any known or expected trends in underlying data and relevant published market data.

These 'best estimate' assumptions will be used in the projection of 'best estimate' cash flows, such as the measurement of the value of in-force Long Term Assurance Business. For insurance contracts within the non-profit funds the liabilities are calculated assuming a prudent 'worst case' scenario. That is, that no lapses are assumed to occur unless doing so would increase the liabilities. For insurance contracts within the with-profit fund, the liabilities are required to be determined using the realistic or 'best estimate' assumptions.

Lapse and surrender rates vary according to both contract type and the length of time a contract has been in force. No lapse and surrender rates have been presented because it is impractical to summarise the information in a meaningful manner.

The impact of an increase in lapse and surrender rates on contracts without guarantees and options would most likely result in a decrease in profits, as the contracts would no longer be in force to generate cash flows in the future. However, for certain policies with valuable guarantees and options (principally within the with-profit fund), increased lapse and surrender rates may be beneficial to the Group as the policyholder loses the ability to exercise the potentially valuable guarantee or option when their policy terminates.

Valuation rate of interest
The valuation rate of interest is the rate used to discount the projected cash flows on the contracts in order to determine the value of the liabilities as at the reporting date.

For insurance contracts within the non-profit funds, the liabilities are calculated using a prudent valuation rate of interest determined according to specific rules set out by the Financial Services Authority. These rules specify that the valuation rate of interest should be set by reference to a prudent estimate of the future yield on the assets of the fund with an additional prudent margin being taken to allow for future investment risk.

For insurance contracts within the with-profit fund, the liabilities are calculated using a realistic or market consistent valuation rate of interest based on the prevailing economic conditions at the time of the liability assessment without further adjustment.

	2005	2004
Non-profit policies		
Pension annuities	**4.0%**	4.75%
Term assurances	**2.6% - 3.5%**	2.6% - 4.0%
Unit-linked policies		
Life assurance	**2.6% - 3.5%**	2.8% - 4.0%
Pensions	**3.25% - 3.5%**	3.25% - 4.0%

In isolation an increase in the valuation rate of interest decreases liabilities leading to a increase in profits or vice versa.

Discretionary participating bonus rates
The distributions to the insurance and investment contracts with DPF policyholders are determined by the Board of Directors of subsidiaries based on local regulations and in line with arrangements in individual policy contracts. For insurance and investment contracts with DPF in the with-profit fund the distributions to policyholders are governed by the fund's Principles and Practices of Financial Management ('PPFM'). No material changes were made to the distribution policies for insurance and investment contracts with DPF during the year under review.

Changes in experience and valuation rate of interest assumptions
There were a number of changes made to assumptions used to calculate the value of policyholder liabilities. The most significant changes to the liability valuations, none of which were individually significant, were; valuation rates of interest were updated to reflect the prevailing economic conditions at the balance sheet date; and experience assumptions were updated to reflect the impact that the recent experience of the Group had had on management's long term view of likely future experience.

Notes to the Accounts continued

25. Insurance Contract Liabilities continued

General Insurance Contract Liabilities

The insurance business's exposure to general insurance claim provisions including IBNR by policy type are set out in the table below:

	Gross claims provisions £m	Reinsurers share of claims provisions £m	2005 Net claims provisions £m
Repayment insurance	113	(2)	111
Household insurance	123		123
Other insurance	4	(1)	3
Total	**240**	**(3)**	**237**

Assumptions

For general insurance contracts, claims provisions (comprising provisions for claims reported by policyholder and IBNR claims) are established to cover the ultimate costs of settling the liabilities in respect of claims that have occurred and are estimated based on known facts and anticipated experience at the balance sheet date. The provisions are refined as part of a regular ongoing process as claims experience develops, certain claims are settled and further claims are reported. Outstanding claims provisions are not discounted for the time value of money. The measurement process primarily includes projection of future claims costs through a combination of actuarial and statistical projection techniques. In certain cases, where there is a lack of reliable historical data on which to estimate claims development, relevant benchmarks of similar business are used in developing claims estimates.

The principal assumption underlying the estimates is the general insurance business's past claims development experience. This includes assumptions in respect of average claims costs, claims handling costs, claims inflation factors, and claim numbers for each accident year. Judgement is used to assess the extent to which external factors such as judicial decisions and government legislation affect the estimates.

Additional information on the Group's general insurance risk is given on page 60 of the 'Risk Management' report.

26. Investment Contract Liabilities

	2005 £m
Investment contract liabilities	26,446
Investment contracts related to collective investment schemes	5,020
Investment contract liabilities with DPF	10,691
Total investment contract liabilities	**42,157**

27. Unallocated Surplus

	2005 £m
Unallocated surplus	974

The nature of certain insurance and investment contracts with DPF within the with-profit fund is such that the allocation of the surplus assets between the policyholder and the Group has not been determined at the end of the accounting period. The unallocated surplus comprises these surplus assets and is deemed to be a liability until allocation to the appropriate party has been determined. In accordance with the requirements of FRS 27, the 'best estimate' of the Group's share of future bonuses has been recognised as part of the unallocated surplus.

Additional information on the Group's with-profit fund risk is given on page 60 of the 'Risk Management' report.

Sensitivities

The table below indicates the stand alone impact of changes to certain key variables that have the greatest impact on the Group's with-profit fund. These are shown with reference to the unallocated surplus and the underlying with-profit liabilities:

	Change in variable	Change in liabilities £m	Impact on unallocated surplus £m
Interest rates increase into perpetuity	100bps	(640)	150
Equity/property market values fall and thereafter increase based on the long term view of the risk free rate	-10%	(720)	(230)
Lapse and surrender rates decrease across all policy types and cohorts (excluding paid-up policies)	-10%	20	(20)

Although the table above demonstrates the impact of individual variable changes, in practice due to the correlation between certain variables a change in one variable would normally be expected to have an impact on other assumptions. It should also be noted that in some instances these sensitivities are non-linear.

28. Long Term Assurance Business Capital Position Statement

The Capital Position Statement sets out the total capital resources relating to the life assurance business of the Group. The statement shows the shareholders' funds in the Long Term Assurance Business together with the adjustments required to reconcile these amounts with the amounts determined in accordance with the regulatory reporting framework.

	CMIGL UK with-profit fund £m	UK non-profit funds £m	UK life shareholder funds £m	Overseas life business £m	2005 Total life business £m
Total shareholders' funds		3,870	(180)	739	4,429
Adjustments onto regulatory basis:					
Less value of in-force Long Term Assurance Business		(2,238)		(609)	(2,847)
Less purchased value of in-force investment business		(373)		(2)	(375)
Less deferred origination costs on investment contracts		(381)		(62)	(443)
Add unallocated surplus*	974				974
Less shareholders' share of realistic liabilities	(98)				(98)
Adjustment from realistic to regulatory basis	824				824
Deferred taxation		952		136	1,088
Other adjustments	55	(185)	(4)	21	(113)
	1,755	1,645	(184)	223	3,439
Other qualifying capital:					
Loan capital			977		977
Total capital available	**1,755**	**1,645**	**793**	**223**	**4,416**
The Group's long term insurance and investment contract liabilities are allocated as follows:					
Insurance contract liabilities	6,244	12,947		1,957	21,148
Investment contract liabilities**	10,691	22,709		3,737	37,137
Unallocated surplus	974				974

* As described more fully in Note 27 the with-profit fund unallocated surplus is determined on a realistic basis. In 2004, although not separately disclosed, the unallocated surplus was determined in accordance with the UK modified statutory solvency basis.

** Excludes investment contract liabilities related to the consolidated collective investment schemes.

	CMIGL UK with-profit fund £m	UK non profit funds £m	UK life shareholder funds £m	Overseas life business £m	2004 Total life business £m
Total shareholders' funds		3,466	390	570	4,426
Adjustments onto regulatory basis:					
Less value of in-force Long Term Assurance Business		(3,335)		(322)	(3,657)
Add unallocated surplus	410				410
Deferred taxation		1,215		5	1,220
Other adjustments		(205)	(53)	(64)	(322)
	410	1,141	337	189	2,077
Other qualifying capital:					
Loan capital		533	479		1,012
Total capital available	410	1,674	816	189	3,089
The Group's long term insurance contract liabilities are allocated as follows*:	17,403	28,262		3,403	49,068

* Excludes investment contract liabilities related to the consolidated collective investment schemes.

The 2004 Capital Position Statement has been restated to align with the IFRS accounts and emerging industry practice.

28. Long Term Assurance Business Capital Position Statement continued
The Group has one UK with-profit fund, the Clerical Medical Investment Group Limited ('CMIGL') with-profit fund, which is shown separately in the Capital Position Statement. The Group's UK non-profit businesses are aggregated as well as the Group's overseas life businesses for the purpose of this statement.

For the Group's UK with-profit fund, available capital and capital requirements are determined under the 'twin peaks' assessment as prescribed by the regulations of the Financial Services Authority ('FSA'). Under this assessment the available capital is determined by comparing admissible assets with the mathematical reserves determined on the 'regulatory peak' basis. The capital requirement consists of three components, namely the resilience capital requirement, the long term insurance capital requirement and the with-profit insurance capital component ('WPICC'). It is the latter which is determined under the twin peaks test by comparing the regulatory peak with the realistic peak. If the latter is more onerous then this gives rise to a WPICC. At 31 December 2005 the realistic peak was more onerous. As at 31 December 2004 it was the regulatory peak. This change was due to the strong investment performance achieved during 2005. As more fully described in Note 27 the unallocated surplus is determined on a realistic basis in accordance with FRS 27. However, to determine the available capital this has to be adjusted onto a regulatory peak basis as explained above and this is shown explicitly in the Capital Position Statement.

UK shareholders' funds, UK non-profit funds and overseas businesses are shown separately in the Capital Position Statement. There are no formal arrangements, other than those relating to the CMIGL with-profit fund described below, for shareholders' funds or the surplus within the individual life funds to be used to support other businesses or life funds within the Group. However, as described below, subject to certain conditions being met, the available capital within the individual funds is potentially transferable to other parts of the Group. However, the capital within each fund is generally subject to restrictions as to its availability to meet requirements that arise elsewhere in the Group, including other long term businesses. In particular, for sections in the Capital Position Statement where aggregate capital amounts have been shown, such as for UK non-profit funds and overseas business, there are no prior arrangements in place to allow the capital to move freely between entities within these sections.

Restrictions to the application of capital
Restrictions apply to the transfer of assets from any long term fund. In particular, at all times, each long term fund must maintain an excess of assets over liabilities. Transfers of assets from a long term fund can only be made once management are satisfied that they have met the relevant requirements of the fund. The principal restrictions are:

(a) CMIGL with-profit fund
The unallocated surplus held in the fund can only be applied to meet the requirements of the fund itself or distributed according to the prescribed rules of the fund. Shareholders are entitled to an amount not exceeding one ninth of the amount distributed to policyholders in the form of bonuses. Such distributions would also be subject to a tax charge. The use of capital within the fund is also subject to the terms of the scheme of demutualisation effected in 1996 and the conditions contained in the Principles and Practices of Financial Management ('PPFM') of the fund. Capital within the Clerical Medical non-profit fund is available to meet the with-profit fund's capital requirements. There are no other arrangements that provide capital support to the fund.

(b) UK non-profit funds
Except as above, the capital held in the fund is attributable to the shareholders and, subject to meeting the regulatory requirements of these businesses, this capital is potentially available to meet capital requirements elsewhere in the Group. Any transfer of the surplus would give rise to a tax charge.

(c) Overseas life business
These include several smaller life companies outside the UK. In all cases the available capital resources are subject to local regulatory requirements including Germany, Ireland and Australia. The available capital held in each company is potentially available to meet the capital requirements in other parts of the Group, subject to additional complexity surrounding the transfer of capital from one country to another.

28. Long Term Assurance Business Capital Position Statement continued

Target capital
For the UK with-profit fund the Group is required to hold sufficient capital to meet FSA requirements, based on the risk capital margin ('RCM') determined in accordance with the FSA's regulatory rules under its realistic capital regime. The determination of the RCM is based on the impact of specified changes in market prices of the fund assets as well as policyholder behaviour, taking into account the actions management would have taken in the event of the particular adverse changes.

For UK non-profit business, the relevant capital requirement is the long term insurance capital requirement ('LTICR') and resilience capital requirement ('RCR') determined in accordance with FSA regulations.

Under the FSA's Individual Capital Adequacy Standards ('ICAS') framework, each company is required to carry out its own assessment of the capital required to meet its liabilities in all reasonably foreseeable circumstances known as the individual capital assessment ('ICA'). The ICA takes into account certain business risks not reflected in the FSA's other capital requirements.

Management intends to maintain surplus capital in excess of the various regulatory requirements, including the ICA, in order to absorb changes in both the underlying businesses and the capital requirements over the short term. At 31 December 2005 the available capital was 207% (2004 224%) of the provisional capital requirements of £2,136m (2004 £1,380m).

Changes in capital
The principal factors that resulted in changes to the total available capital between 2004 and 2005 are described below:

(a) Changes in assumptions
There were a number of changes made to assumptions used to calculate the value of policyholder liabilities. The most significant changes were: valuation rates of interest were updated to reflect the prevailing economic conditions at the balance sheet date; and non-economic assumptions were updated to reflect the impact that the recent experience of the Group had had on management's long term view of likely future experience.

(b) Investment markets
Improved market conditions led to a significant increase in the value of securities resulting in an increase to the total capital available.

(c) Management policy
There were no changes to management policy that affected capital.

(d) Changes in regulatory requirements
There were no material changes in regulatory requirements. However, the move to reporting on an IFRS basis resulted in changes to the shareholder funds.

(e) New business
The amount of capital has been reduced by the increase in liabilities and new business strain (excess of acquisition costs over margins due to significant volumes of new Long Term Assurance Business written since the last balance sheet date).

(f) Existing business
Surplus has emerged on existing in-force blocks of business which has resulted in an increase in the total capital available.

(g) Acquisitions
As set out in Note 49 the Group acquired MLP Lebensversicherung AG (renamed Heidelberger Leben) increasing total capital available by £66m.

(h) Other
In June 2005 Clerical Medical Finance plc issued an additional £494m of subordinated debt. This liability remains within the shareholder funds whereas the assets purchased were invested in the non-profit funds in order to provide capital support. The fair value of the liability to the shareholder at 31 December 2005 is £518m.

There are no other significant changes to capital.

29. Deferred Tax

	2005 £m	2004 £m
Deferred tax liabilities	**2,759**	2,375
Deferred tax assets	**(1,008)**	(915)
Net position	**1,751**	1,460

	2005 £m	2004 £m
At 1 January	**1,460**	662
Change in accounting policy/transition to IFRS	**(238)**	812
Opening balance restated	**1,222**	1,474
Charge to income for the year (Note 9)	**545**	92
Credit to equity for the year	**(58)**	(56)
Acquisitions/disposals	**52**	
Other movements	**(10)**	(50)
At 31 December	**1,751**	1,460

At 31 December 2005 a deferred tax liability of £115m (2004 £106m) relating to an investment in a subsidiary has not been recognised because the Company controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

Analysed as follows:

Deferred tax liabilities	**Capital allowances £m**	**Available for sale investments £m**	**Cashflow hedges £m**	**Long Term Assurance Business £m**	**Effective Interest Rate £m**	**Other £m**	**2005 Total £m**
At 1 January 2005	944			1,379		52	2,375
Change in accounting policy		68	40	(392)	122	4	(158)
Opening balance restated	944	68	40	987	122	56	2,217
Charge to income for the year	39			322		125	486
Charge to equity for the year		(3)	17				14
Acquisitions/disposals	(55)			107			52
Other movements						(10)	(10)
At 31 December 2005	**928**	**65**	**57**	**1,416**	**122**	**171**	**2,759**

Deferred tax assets	**Employee benefits £m**	**Provisions £m**	**Other £m**	**2005 Total £m**
At 1 January 2005	(507)	(253)	(155)	(915)
Change in accounting policy		(40)	(40)	(80)
Opening balance restated	(507)	(293)	(195)	(995)
Charge to income for the year	38	(1)	22	59
Credit to equity for the year	(72)			(72)
At 31 December 2005	**(541)**	**(294)**	**(173)**	**(1,008)**

29. Deferred Tax continued

Deferred tax liabilities	Capital allowances £m	Long Term Assurance Business £m	Other £m	2004 Total £m
At 1 January 2004	910	79	36	1,025
Transition to IFRS	(69)	1,300	16	1,247
Opening balance restated	841	1,379	52	2,272
Charge to income for the year	103			103
At 31 December 2004	944	1,379	52	2,375

Deferred tax assets	Employee benefits £m	Provisions £m	Other £m	2004 Total £m
At 1 January 2004	(17)	(229)	(117)	(363)
Transition to IFRS	(427)		(8)	(435)
Opening balance restated	(444)	(229)	(125)	(798)
Credit to income for the year	(7)	(24)	20	(11)
Credit to equity for the year	(56)			(56)
Other movements			(50)	(50)
At 31 December 2004	(507)	(253)	(155)	(915)

30. Other Liabilities

	Group 2005 £m	Group 2004 £m	**Company 2005 £m**	Company 2004 £m
Negative market values of trading derivative contracts		6,558		
Unclaimed shares	**165**	267	**165**	267
Other liabilities	**4,847**	4,466	**60**	183
	5,012	11,291	**225**	450

Unclaimed shares comprise the net sale proceeds of certain Halifax Group Limited (formerly Halifax Group plc) ordinary shares which, following the Halifax Group restructuring which took effect on 1 June 1999, represented Halifax plc ordinary shares. These shares were issued to meet claims for Halifax plc ordinary shares from qualifying members of Halifax Building Society and others following the transfer of business from Halifax Building Society to Halifax plc in 1997. This liability also includes the related unclaimed dividends up to the date of sale and the unclaimed capital payments arising from the Halifax Group restructuring in 1999. These amounts are being held on behalf of the persons who would have been entitled to claim the shares before they were sold. Amounts representing the sale proceeds together with the unclaimed capital payments can be claimed during a period of nine years from the date of sale (30 August 2001), after which time they will be forfeited. Amounts representing the related unclaimed dividends can be claimed during the period of twelve years from the date of the resolution for payment of each dividend, after which time they will be forfeited. Following an internal reorganisation on 1 July 2002, responsibility for these balances was assumed by HBOS plc.

31. Other Provisions

	Mortgage endowment compensation £m	**HBOS merger integration £m**	**Other £m**	**Total £m**
At 1 January 2005	109	11	56	176
Exchange translation			2	2
Additional provision in the year	260		31	291
Utilised in year	(181)	(10)		(191)
At 31 December 2005	**188**	**1**	**89**	**278**

32. Debt Securities in Issue

	2005 £m	2004 £m
Bonds and medium term notes	**53,203**	43,643
Other debt securities	**104,758**	62,267
	157,961	105,910

The Group issues debt securities to securitise loans and advances and certain other assets of the Group, principally through special purpose vehicles. At 31 December 2005 such debt securities in issue amounted to £69,475m (2004 £53,843m).

Debt securities in issue measured at amortised cost amounted to £156,718m. This includes debt securities in issue subject to fair value hedge designation, such as debt securities relating to securitisation and covered bonds, which have been adjusted to reflect the fair value of the risk being hedged. Debt securities in issue designated at fair value through the income statement amounted to £1,243m. A maturity analysis of debt securities in issue is included in Note 48.

33. Other Borrowed Funds

		Group		Company
	2005 £m	2004 £m	2005 £m	2004 £m
Preference shares	**1,289**		**1,289**	
Preferred securities	**2,524**			
Subordinated liabilities				
Dated	**9,230**	8,232	**4,257**	3,570
Undated	**7,211**	6,401	**6,272**	6,071
	20,254	14,633	**11,818**	9,641

A maturity analysis of other borrowed funds is included in Note 48.

Preference shares		Group		Company
	2005 £m	2004 £m	2005 £m	2004 £m
9 1/4% non-cumulative irredeemable preference shares	**300**	300	**300**	300
9 3/4% non-cumulative irredeemable preference shares	**100**	100	**100**	100
US $750m 6.413% fixed to floating rate preference shares	**435**		**435**	
US $750m 5.920% fixed to floating rate preference shares	**435**		**435**	
Unamortised issue costs	**(8)**		**(8)**	
Accrued interest	**27**		**27**	
	1,289	400*	**1,289**	400*

* Classified within the 2004 comparative balance sheet as issued share capital.

Following the adoption of IAS 32 from 1 January 2005 the 9 1/4% and 9 3/4% non-cumulative irredeemable preference shares were reclassified from shareholders' equity to other borrowed funds. In line with this reclassification, for the year ended 31 December 2005 the preference dividend of £37m has been charged to interest payable within the income statement. The corresponding amount for 2004 of £37m has been charged directly to retained earnings (Note 36).

On 29 September 2005, HBOS plc issued US$750m 6.413% non-cumulative callable American Depository Receipts representing fixed to floating rate preference shares and US$750m 5.920% non-cumulative American Depository Receipts representing fixed to floating rate preference shares.

33. Other Borrowed Funds continued

Preferred securities	2005 £m	Group 2004 £m
US$750m preferred securities	**435**	388
US$1,000m preferred securities	**580**	517
£600m preferred securities	**600**	600
£250m preferred securities	**250**	250
£150m preferred securities	**150**	150
£245m preferred securities	**245**	245
€415m preferred securities	**285**	293
£198m non-cumulative preference shares		198
£4m preferred securities	**4**	
Unamortised issue costs	**(24)**	(24)
Accrued interest	**10**	
Fair value hedge adjustments	**(11)**	
	2,524	2,617*

* Classified within the 2004 comparative balance sheet as 'minority and other interests (non-equity)'.

Following the adoption of IAS 32 from 1 January 2005 the above preferred securities for 2004 were reclassified from minority and other interests (non-equity) to other borrowed funds.

The £198m non-cumulative preference shares issued by a subsidiary undertaking were redeemed during the year and replaced with 6.475% non-cumulative preference shares issued by HBOS plc (Note 34).

Notes to the Accounts continued

33. Other Borrowed Funds continued

Dated subordinated liabilities	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
£400m 8.75% Subordinated Notes 2006	**400**	400		
US$150m 8.85% Notes 2006	**87**	78		
£75m 9.125% Subordinated Notes 2006	**75**	75		
£60m 9.00% Instruments 2006	**60**	60		
€650m 4.75% Subordinated Bonds 2009	**446**	459		
€500m 5.50% Instruments 2009	**343**	353		
US$500m Notes 2010	**290**	258		
£75m Floating Rate Instruments 2010		75		
US$150m Notes 2011	**87**	78		
€7m Floating Rate Notes 2011	**5**	5		
€750m Subordinated Fixed Rate Notes 2012	**515**	529		
US$450m Subordinated Floating Rate Notes 2012	**262**	232		
£200m Floating Rate Step-up Callable Subordinated Notes 2012	**200**	200		
€12.8m 6.25% Instruments 2012	**9**	9		
A$75m Callable Notes 2012	**32**	30		
€1,000m Subordinated Callable Fixed/Floating Rate Instruments 2013	**686**	705		
€325m 6.125% Notes 2013	**223**	229		
US$1,000m 4.25% Subordinated Guaranteed Notes 2013	**580**	517	**580**	517
JPY 60bn 0.55% Subordinated Callable Notes 2013	**296**	303	**296**	303
US$500m Subordinated Callable Notes 2014	**290**	258	**290**	258
£250m 11% Subordinated Bonds 2014	**250**	250		
€1,000m 4.875% Subordinated Notes 2015	**686**	705	**686**	705
€500m Callable Floating Rate Subordinated Notes 2016	**343**	353	**343**	353
£150m 10.5% Subordinated Bonds 2018	**150**	150		
£250m 6.375% Instruments 2019	**250**	250		
€750m Callable Fixed to Floating Rate Subordinated Notes 2019	**515**	529	**515**	529
£500m 9.375% Subordinated Bonds 2021	**500**	500		
€400m 6.45% Fixed/Floating Subordinated Guaranteed Bonds 2023	**275**	283		
€750m Fixed Rate Step-up Subordinated Notes due 2030*	**515**		**515**	
US$750m 6.00% Subordinated Notes 2033	**435**	388	**435**	388
£245m 7.881% Subordinated Extendable Maturity Notes 2048			**245**	245
€415m Fixed to Floating Rate Subordinated Extendable Maturity Notes 2048			**285**	293
Unamortised premiums, discounts and issue costs	**(32)**	(29)	**(26)**	(21)
Accrued interest	**227**		**59**	
Fair value adjustments	**230**		**34**	
	9,230	8,232	**4,257**	3,570

* On 17 March 2005 HBOS plc issued €750m Fixed Rate Step-up Subordinated Notes due 2030 at an issue price of 98.876% of the principal amount. The notes pay interest at a rate of 4.5% annually in arrears until 18 March 2025 at which time the interest rate will become three month EURIBOR-Telerate plus 1.365% per annum payable quarterly. The Company has the option to redeem these notes on 18 March 2025 and annually thereafter.

No repayment, for whatever reason, of dated loan capital prior to its stated maturity and no purchase by the relevant undertaking of its subordinated debt may be made without the consent of the Financial Services Authority. On a winding up of the relevant company, the claims of the holders of dated loan capital shall be subordinated in right of payment to the claims of all depositors and creditors of that company other than creditors whose claims are expressed to rank pari passu with or junior to the claims of the holders of the dated loan capital.

33. Other Borrowed Funds continued

Undated subordinated liabilities	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
£500m Cumulative Callable Fixed to Floating Rate Undated Subordinated Notes	**500**	500	**500**	500
US$750m 6.071% Undated Subordinated Fixed to Floating Rate Instruments			**435**	388
€750m 4.875% Undated Fixed to Floating Rate Subordinated Notes	**515**	529	**515**	529
€500m Floating Rate Undated Subordinated Notes	**343**	353	**343**	353
US$1,000m 5.375% Undated Fixed to Floating Rate Subordinated Notes	**580**	517	**580**	517
€750m Undated Subordinated Fixed to Floating Notes	**515**	529	**515**	529
£600m 5.75% Undated Subordinated Step-up Notes	**600**	600	**600**	600
US$1,000m 6.85% Undated Subordinated Notes			**580**	517
£600m Fixed to Floating Rate Undated Subordinated Notes			**600**	600
€500m Fixed to Floating Rate Undated Subordinated Notes	**343**	353	**343**	353
£300m Perpetual Regulatory Tier One Securities	**300**	300		
£300m 7.5% Undated Subordinated Step-up Notes	**300**	300	**300**	300
JPY 42.5bn 3.50% Undated Subordinated Yen Step-up Notes	**210**	214	**210**	214
US$300m Reset Notes	**174**	155		
£200m Perpetual Notes	**200**	200		
£200m 7.375% Undated Subordinated Guaranteed Bonds	**200**	200		
€300m Floating Rate Undated Subordinated Step-up Notes	**206**	212	**206**	212
US$250m Floating Rate Primary Capital Notes	**145**	129		
£150m Instruments	**150**	150		
£150m Instruments	**150**	150		
JPY 17bn Instruments	**84**	86		
£100m Instruments	**100**	100		
£100m 12% Perpetual Subordinated Bonds	**100**	100		
£100m 8.75% Perpetual Subordinated Bonds	**100**	100		
£75m 13.625% Perpetual Subordinated Bonds	**75**	75		
JPY 9bn Instruments	**44**	45		
£50m 9.375% Perpetual Subordinated Bonds	**50**	50		
£500m 5.75% Undated Subordinated Step-up Notes	**500**	500	**500**	500
€750m 4.25% Perpetual Fixed/Floating Rate Reset Subordinated Guaranteed Notes*	**515**			
Unamortised premiums, discounts and issue costs	**(53)**	(46)	**(36)**	(41)
Accrued interest	**128**		**81**	
Fair value adjustments	**137**			
	7,211	6,401	**6,272**	6,071

* On 24 June 2005 Clerical Medical Finance Plc issued €750m 4.25% Perpetual Fixed/Floating Rate Reset Subordinated Guaranteed Notes at an issue price of 99.187% of the principal amount. The notes pay interest at a rate of 4.25% annually in arrears until 24 June 2015 at which time the interest rate will become three month EURIBOR plus 2% per annum payable quarterly. The Company has the option to redeem these notes on 24 June 2015 and quarterly thereafter.

No exercise of any redemption option or purchase by the relevant company of any of its undated loan capital may be made without the consent of the Financial Services Authority. On a winding up of the Company or subsidiary undertaking, the claims of the holders of undated loan capital shall be subordinated in right of payment to the claims of all depositors and creditors of the Company or subsidiary undertaking other than creditors whose claims are expressed to rank pari passu with or junior to the claims of the holders of the undated loan capital. The undated loan capital is junior in point of subordination to the dated loan capital referred to above.

34. Share Capital

Allotted, called up and fully paid	Ordinary shares £m	Preference shares £m	Total £m
At 1 January 2004	963	400	1,363
Issued under employee share schemes	18		18
At 31 December 2004	981	400	1,381
Change in accounting policy		(400)	(400)
At 1 January 2005 - restated	981		981
Issued preference shares		925	925
Ordinary shares issued under employee share schemes	5		5
Ordinary share buyback	(27)		(27)
At 31 December 2005	**959**	**925**	**1,884**

Issued Share Capital
£300m 9 1/4% and £100m 9 3/4% non-cumulative irredeemable preference shares of £1 each classified as share capital at 31 December 2004, were reclassified as other borrowed funds (Note 33) following the adoption of IAS 32 on 1 January 2005.

On 9 May 2005 HBOS plc issued 750,000 6.0884% non-cumulative preference shares of £1,000 each. Proceeds of £750m were received less £22m relating to issue costs.

On 24 June 2005 HBOS plc issued 198,065,600 6.475% non-cumulative new HBOS plc preference shares of £1 each. Proceeds of £198m were received less £1m relating to issue costs.

In December 2004 HBOS plc announced a share buyback programme for 2005. This commenced in March 2005 and as at 31 December 2005 HBOS plc had bought 116 million shares at a total consideration (including costs) of £994m. At 31 December 2005, 6 million shares bought back have yet to be cancelled.

The Group operates a number of share option plans and saving related option plans for both executives and employees. Details of these are given in Note 8.

Authorised Share Capital
At 31 December 2005 the authorised share capital comprised:

Ordinary shares
4,740 million ordinary shares of 25 pence each (2004 4,740 million).

Preference shares
2,597 million sterling preference shares of £1 each (2004 2,000 million), 200 million 6.125% non-cumulative redeemable preference shares of £1 each (2004 200 million), 250,000 8.117% non-cumulative perpetual preference shares class 'A' of £10 each (2004 250,000), 150,000 7.754% non-cumulative perpetual preference shares class 'B' of £10 each (2004 150,000), 750,000 6.0884% non-cumulative preference shares of £1 each (2004 nil), 198,065,600 6.475% non-cumulative preference shares of £1 each (2004 nil), 3,000 million preference shares of €1 each (2004 1,500 million), 4,498 million preference shares of US$1 each (2004 2,500 million), 750,000 6.413% preference shares series 'A' of US$1 each (2004 nil) and 750,000 5.92% preference shares series 'B' of US$1 each (2004 nil).

35. Reconciliation of Shareholders' Equity

Group			Other reserves					2005
	Share capital	Share premium	Cash flow hedge reserve	Available for sale reserve	Other reserves*	Retained earnings	Minority interests	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2004	1,381	1,441			509	13,931	2,912	20,174
Changes in accounting policy (Note 55)	(400)		88	169		(597)	(2,753)	(3,493)
At 1 January 2005 restated	981	1,441	88	169	509	13,334	159	16,681
Changes in equity for 2005								
Foreign exchange translation					(4)			(4)
Actuarial loss from defined benefit plans and other movements						(167)		(167)
Available for sale investments								
Net changes in fair value				133				133
Net gains transferred to income statement				(118)				(118)
Cash flow hedges								
Effective portion of changes in fair value taken to equity			6					6
Net losses transferred to the income statement			34					34
Profit after tax						3,230	32	3,262
Total recognised income and expense			40	15	(4)	3,063	32	3,146
Dividends paid in 2005						(1,363)		(1,363)
Issue of new shares	930	148						1,078
Ordinary share buyback	(27)				27	(994)		(994)
Net movement in own shares						(174)		(174)
Movement in share-based compensation scheme reserve						82		82
At 31 December 2005	**1,884**	**1,589**	**128**	**184**	**532**	**13,948**	**191**	**18,456**

* Other reserves principally includes the merger reserve arising from the combination of Halifax and Bank of Scotland in 2001. The cumulative balance for exchange translation at 31 December 2005 is £(9)m (2004 £(5)m).

35. Reconciliation of Shareholders' Equity continued

Group	Share capital £m	Share premium £m	Other reserves: Own shares £m	Other reserves: Other reserves £m	Retained earnings £m	Minority interests £m	2004 Total £m
At 31 December 2003	1,363	1,345	(52)	514	12,198	2,611	17,979
Transition to IFRS (Note 54(i))			52		(455)		(403)
At 1 January 2004 restated	1,363	1,345		514	11,743	2,611	17,576
Changes in equity for 2004							
Foreign exchange translation				(5)			(5)
Actuarial loss from defined benefit plans and other movements					(114)		(114)
Profit after tax					3,118	219	3,337
Total recognised income and expense				(5)	3,004	219	3,218
Dividends paid in 2004					(1,246)		(1,246)
Dividends retained on account of share dividends					405		405
Issue of new shares	18	96					114
Other net movements in minority interests						82	82
Net movement in own shares					(26)		(26)
Movement in share-based compensation scheme reserve					51		51
At 31 December 2004	1,381	1,441		509	13,931	2,912	20,174

Company	**Share capital £m**	**Share premium £m**	**Other reserves £m**	**Retained earnings £m**	**2005 Total £m**
At 31 December 2004	1,381	1,441		4,859	7,681
Changes in accounting policy*	(400)				(400)
At 1 January 2005 restated	981	1,441		4,859	7,281
Changes in equity for 2005					
Profit after tax				1,894	1,894
Total recognised income and expense				1,894	1,894
Dividends paid in 2005				(1,363)	(1,363)
Issue of new shares	930	148			1,078
Ordinary share buyback	(27)		27	(994)	(994)
Net movement in own shares				(58)	(58)
Movement in share-based compensation scheme reserve				79	79
At 31 December 2005	**1,884**	**1,589**	**27**	**4,417**	**7,917**

* The change in accounting policy reflects a £400m reclassification of preference shares to other borrowed funds. The £37m charged in respect of these dividends were reclassified as interest payable through the income statement in 2005.

35. Reconciliation of Shareholders' Equity continued

Company	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	2004 Total £m
At 31 December 2003	1,363	1,345	(15)	4,253	6,946
Transition to IFRS*			15	(119)	(104)
At 1 January 2004 restated	1,363	1,345		4,134	6,842
Changes in equity for 2004					
Profit after tax				1,541	1,541
Total recognised income and expense				1,541	1,541
Dividends paid in 2004				(1,246)	(1,246)
Dividends retained on account of share dividends				405	405
Issue of new shares	18	96			114
Net movement in own shares				(24)	(24)
Movement in share-based compensation scheme reserve				49	49
At 31 December 2004	1,381	1,441		4,859	7,681

* Under IFRS the Company does not recognise ordinary dividends receivable or payable after the balance sheet date unless they have been irrevocably declared.

Movements in own shares are included within retained earnings. These shares are held for the purpose of satisfying obligations arising from certain share-based compensation schemes as follows:

No.1 Employee Share Ownership Trust

The No.1 Employee Share Ownership Trust administers shares conditionally granted to Executive Directors and other executives under the HBOS Long Term Executive Bonus Plan. The Trust also administers shares which have been conditionally granted to Executive Directors, other executives and employees under the HBOS plc Annual Bonus Plan and overseas operations of the HBOS plc Share Incentive Plan ('Free Shares Plan'). Interest free loans have been provided by HBOS plc to the Trust to allow shares to be purchased in the market to satisfy these share grants.

At 31 December 2005 0.2 million HBOS plc ordinary shares (2004 4.9 million) were held by the Trustees and included in the balance sheet of HBOS plc at a net book value of £nil (2004 £nil). The shares had a total market value at that date of £2m (2004 £42m). Under the terms of the Trust, dividends on these shares require to be waived. At 31 December 2005 all these shares had been conditionally granted.

HBOS plc Qualifying Employee Share Ownership Trust ("the HBOS QUEST")

The HBOS QUEST operates in conjunction with the HBOS Sharesave scheme and the former savings-related share schemes operated by Bank of Scotland and Halifax Group plc.

At 31 December 2005, the HBOS QUEST held 3.2 million HBOS plc ordinary shares (2004 8.3 million) with a market value of £31m (2004 £70m). These ordinary shares are included in the balance sheet at nil value (2004 nil). Under the terms of the Trust Deed, dividends on these shares require to be waived.

HBOS plc Share Incentive Plan

A number of trusts operate in conjunction with the Free Shares Plan which commenced in 2005.

i) The Free Shares Plan trust operates in conjunction with free share awards made to employees throughout the Group, except to the extent noted below. At 31 December 2005 this trust held 6.5 million HBOS plc ordinary shares, with a market value of £64m. These ordinary shares are included in the balance sheet at nil value.

ii) The Irish Profit Share Trust holds free shares awarded to colleagues employed in Ireland. At 31 December 2005 this trust held 0.1 million HBOS plc ordinary shares, with a market value of £1m. These shares are included in the balance sheet at nil value.

iii) The HBOS Australia Employee Share Trust holds free shares awarded to colleagues employed in Australia. At 31 December 2005 this trust held 0.5 million shares, with a market value of £5m. These ordinary shares are included in the balance sheet at nil value.

iv) The No.1 Employee Share Ownership Trust, which is described above, administers free shares awarded to colleagues based overseas.

36. Dividends

After the balance sheet date a dividend of 24.35 pence per ordinary share was proposed by the Directors. This ordinary dividend has not been provided for but the estimated impact on retained earnings, based on the number of shares in issue at 31 December 2005, is £934m. Ordinary dividends are charged direct to reserves only when the Company has a contractual obligation to pay.

The following dividends have been charged direct to retained earnings during the year:

	2005 £m	2004 £m
Ordinary dividends		
2004 final dividend paid of 22.15p per ordinary share (2003 20.6p)	**868**	791
2005 interim dividend paid of 11.75p per ordinary share (2004 10.8p)	**459**	418
	1,327	1,209
Preference dividends	**36**	37
	1,363	1,246

In 2004 preference dividends comprised dividends in respect of the £300m 9 1/4% and £100m 9 3/4% non-cumulative irredeemable preference shares that were reclassified as other borrowed funds (Note 33) following the adoption of IAS 32 on 1 January 2005. The dividends on those preference shares are charged to interest payable in the income statement in 2005 in line with this reclassification.

37. Commitments and contingencies

The contract amounts noted below indicate the volume of business outstanding at the balance sheet date in respect of contingent liabilities and commitments undertaken for customers. They do not reflect the underlying credit and other risks, which are significantly lower.

Group	**2005 Contract amount £m**	2004 Contract amount £m
Contingent liabilities		
Acceptances and endorsements	**23**	75
Guarantees and assets pledged as collateral security		
Guarantees and irrevocable letters of credit	**5,093**	4,233
	5,116	4,308
Commitments		
Other commitments		
Short term trade related transactions	**117**	129
Undrawn formal standby facilities, credit lines and other commitments to lend up to and including 1 year	**59,315**	53,796
Over 1 year	**20,381**	17,473
	79,813	71,398

Company	**2005 Contract amount £m**	2004 Contract amount £m
Contingent liabilities		
Guarantees and assets pledged as collateral security		
Guarantees provided to subsidiary companies	**2,180**	2,077
	2,180	2,077

38. Operating Leases

	2005 £m	2004 £m
Non cancellable operating lease rentals are payable as follows:		
Within 1 year	**142**	144
Between 1 and 5 years	**494**	488
After 5 years	**994**	1,007
	1,630	1,639

39. Capital and other commitments

	2005 £m	2004 £m
Commitments in respect of capital expenditure on property and equipment that is authorised but not provided for in the accounts, for which contracts have been entered into	**16**	24
Commitments for which contracts have been placed in relation to operating lease assets	**10**	3
Included in other liabilities are net obligations under finance leases payable as follows:		
1 year or less	**1**	28
5 years or less but over 1 year	**1**	2

40. Derivatives

The Group uses interest rate swaps, forward foreign exchange contracts and other derivative instruments to hedge and reduce the interest rate and currency exposures that are inherent in any banking business. The hedge accounting strategy adopted by the Group is to utilise a combination of the macro cash flow, micro fair value and net investment hedge approaches. Some derivatives held for economic hedging purposes do not meet the criteria for hedge accounting as defined under IAS 39 and therefore are accounted for in the same way as derivatives held for trading.

The Group has entered into derivative contracts as noted below. The notional principal amounts represent the value of the contract to which the derivative relates and are provided to assist the comparison with the financial instrument values on the balance sheet.

Group	**Notional principal amount £m**	**2005 Fair value**	
		Asset £m	**Liability £m**
Derivatives held for hedging			
Derivatives designated as fair value hedges			
Interest rate swaps	32,155	1,106	432
Forward foreign exchange	1,244		3
Cross currency swaps	57,582	1,448	944
Options	839		5
	91,820	2,554	1,384
Derivatives designated as cash flow hedges			
Interest rate swaps	140,366	1,480	1,197
Cross currency swaps	22,439	299	9
Forward rate agreements	43,070	27	3
Futures	36,895	11	17
	242,770	1,817	1,226
Total derivatives held for hedging	**334,590**	**4,371**	**2,610**

The Company has cross currency swaps held for fair value hedging with a notional principal of £1,353m and an asset fair value of £44m which were acquired during the year.

40. Derivatives continued

The Group's trading derivative transactions are either customer driven and generally matched or are carried out for proprietary purposes within limits approved by the Board. Where a derivative held for economic hedging purposes does not qualify for hedge accounting, it is classified below as held for trading.

Group			2005
		Fair value	
	Notional principal amount £m	Asset £m	Liability £m
Derivatives held for trading			
Exchange rate related contracts			
Forward foreign exchange	52,351	707	530
Cross currency swaps	12,769	128	229
Options	1,139	33	38
	66,259	868	797
Interest rate related contracts			
Interest rate swaps	339,545	3,878	4,273
Forward rate agreements	123,912	28	31
Options	42,251	205	117
Futures	46,433	170	176
	552,141	4,281	4,597
Equity/index and commodity related contracts			
Options and swaps	4,127	979	572
Total derivatives held for trading	622,527	6,128	5,966
Total derivatives held for hedging	334,590	4,371	2,610
Total derivatives	**957,117**	**10,499**	**8,576**

40. Derivatives continued

Derivatives 2004

In line with the requirements of IFRS 1 'First time adoption of International Financial Reporting Standards' the following derivative tables for 2004 are disclosed as reported under the previous GAAP.

Group	Notional principal amount £m	2004 Fair value Asset £m	2004 Fair value Liability £m
Non-trading			
Exchange rate related contracts			
Forward foreign exchange	703	36	159
Cross currency swaps	72,309	1,123	3,278
	73,012	1,159	3,437
Interest rate related contracts			
Interest rate swaps	39,557	715	276
Options	203		
Forward rate agreements	141		
	39,901	715	276
Equity and commodity related contracts			
Options and swaps	21		
Total non-trading derivatives	112,934	1,874	3,713

Group	Notional principal amount £m	2004 Fair value Asset £m	2004 Fair value Liability £m
Trading			
Exchange rate related contracts			
Forward foreign exchange	66,127	1,089	1,853
Cross currency swaps	1,495	41	133
Options	936	9	9
	68,558	1,139	1,995
Interest rate related contracts			
Interest rate swaps	399,082	4,602	4,127
Forward rate agreements	76,773	18	18
Options	61,082	133	118
Futures	20,765	5	35
	557,702	4,758	4,298
Equity and commodity related contracts			
Options and swaps	1,407	212	130
Total trading derivatives	627,667	6,109	6,423
Total derivatives	740,601	7,983	10,136

40. Derivatives continued

The residual maturity of over the counter ('OTC') and non-margined exchange traded contracts was as follows:

Group	Notional principal amount £m	2004 Replacement cost £m
Contracts maturing:		
in 1 year or less	305,485	1,898
in more than 1 year but not more than 5 years	252,006	2,436
in more than 5 years	162,345	3,644
	719,836	7,978

Credit Risk Analyses

Counterparties of the Group's derivative transactions are primarily financial institutions. An institutional and geographical analysis of replacement cost, based on the location of the office writing the business, is shown below:

Group	2004 £m
Institutional	
Financial institutions	6,584
Non-financial institutions	1,394
	7,978
Geographical	
UK	7,835
Rest of world	143
	7,978

The Group's objectives and policies in managing the risks that arise in connection with the use of financial instruments are set out on pages 55 to 60 of the 'Risk Management' report.

41. Hedges

In line with the requirements of IFRS 1 'First time adoption of International Financial Reporting Standards' the following hedging table for 2004 has been disclosed as reported under the previous GAAP.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

	Gains £m	Losses £m	2004 Total net gains/(losses) £m
Unrecognised gains and losses on hedges at 1 January 2004	1,385	2,642	(1,257)
Gains and losses arising in previous years that were recognised in the year ended 31 December 2004	391	2,615	(2,224)
Gains and losses arising before 1 January 2004 that were not recognised in the year ended 31 December 2004	994	27	967
Gains and losses arising in the year ended 31 December 2004 that were not recognised in that year	529	3,406	(2,877)
Unrecognised gains and losses on hedges at 31 December 2004	1,523	3,433	(1,910)
of which:			
Gains and losses expected to be recognised in the year ending 31 December 2005	495	1,996	(1,501)
Gains and losses expected to be recognised after 31 December 2005	1,028	1,437	(409)

42. Fair Value of Financial Instruments

The fair values of financial instruments are based on market prices where available, or are estimated using other valuation techniques. Where they are short term in nature or reprice frequently, fair value approximates to carrying value. The fair value information presented does not represent the fair value of the Group as a going concern at 31 December 2004 or 31 December 2005. The classification adopted by the Group is shown in the following table:

	At fair value through the income statement		Available for sale		2005 Loans and receivables	
	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m
Assets						
Financial assets held for trading	41,766	41,766				
Derivative assets	10,499	10,499				
Loans and advances to banks	3,056	3,056			14,300	14,377
Loans and advances to customers					343,768	345,728
Investment securities	61,619	61,619	41,927	41,927	788	1,212
	116,940	**116,940**	**41,927**	**41,927**	**358,856**	**361,317**

	At fair value through the income statement		2005 Financial liabilities at amortised cost	
	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m
Liabilities				
Deposits by banks	2	2	32,039	32,031
Customer accounts			200,948	201,598
Financial liabilities held for trading	25,007	25,007		
Derivative liabilities	8,576	8,576		
Investment contract liabilities*	31,466	31,466		
Debt securities in issue	1,243	1,243	156,718	156,939
Other borrowed funds	120	120	20,134	22,392
	66,414	**66,414**	**409,839**	**412,960**

* Investment contracts exclude investment contracts classified as investment contracts with DPF.

Main methodologies and assumptions used in estimating the fair values of financial instruments

Financial assets and liabilities at fair value through the income statement

The fair values of quoted investments in active markets are based on current bid prices. Where there is no active market, fair value is established using valuation techniques. Where current prices are not available, the price of the most recent transaction provides evidence of the current fair value, adjusted for changes in economic circumstances. Valuation techniques also include the use of recent market transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

Derivatives

Derivative fair values are determined by using valuation techniques that are consistent with techniques commonly used by market participants to price these instruments. These techniques include discounted cash flow analysis and other pricing models. The fair values calculated from these models are regularly compared with prices obtained in actual market transactions to ensure reliability. In all material instances these techniques use only observable market data.

Loans and advances to customers

The fair value of loans and advances is estimated by discounting anticipated cash flows, including interest, at a current market rate of interest.

Loans and advances to banks and deposits by banks

The fair value of floating rate placements and overnight deposits is equal to carrying value. The fair value of fixed interest bearing deposits is based on cash flows discounted using current money market interest rates for debts with similar maturity and credit risk characteristics.

42. Fair Value of Financial Instruments continued

Customer deposits and borrowings
The fair value of customer deposits with no stated maturity date is the amount repayable on demand. The estimated fair value of fixed interest-bearing deposits and other borrowings with no quoted market price is calculated using a cash flow model discounted using interest rates for debts with similar maturity.

Investment securities
Fair value is based on market prices or broker/dealer valuations. Where this information is not available, fair value has been estimated using quoted market prices for securities with similar credit, maturity and yield characteristics.

Debt securities in issue
Fair values are calculated based on quoted market prices. Where quoted market prices are not available, a cash flow model is used discounted using an appropriate current yield curve for the remaining term to maturity.

Fair Value of Financial Instruments 2004
In line with the requirements of IFRS 1 'First time adoption of International Financial Reporting Standards' the following fair value of financial assets and financial liabilities table for 2004 is disclosed as reported under the previous GAAP.

For the table below the fair values of financial assets and financial liabilities are based on market prices where available, or are estimated using other valuation techniques. Where they are short term in nature or reprice frequently, fair value approximates to carrying value.

Derivatives held for trading purposes as disclosed in Note 40 on pages 152 to 155 are carried at fair value. Derivatives held for non-trading purposes are accounted for in the same way as the underlying transaction being hedged. Fair values are based on market prices where available, or are estimated using other valuation techniques.

The following table shows the carrying amounts and fair values of the Group's financial assets and liabilities analysed between trading and non-trading:

	Assets		2004 Liabilities	
	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m
Non-trading				
Treasury bills and other eligible bills	3,705	3,704		
Debt securities	38,087	38,292		
Equity shares	208	326		
Debt securities in issue			105,181	106,303
Dated loan capital			8,232	8,936
Undated loan capital			6,401	7,007
Preference shares			400	628
Minority and other interests (non-equity)			2,617	2,990
Derivatives	486	1,874	415	3,713
	42,486	44,196	123,246	129,577
Trading				
Treasury bills and other eligible bills	622	622		
Loans and advances to banks	2,513	2,513		
Loans and advances to customers	1,776	1,776		
Debt securities	21,220	21,220		
Other assets	62	62		
Debt securities in issue			729	729
Deposits by banks			5,206	5,206
Customer accounts			9,481	9,481
Other liabilities			107	107
Derivatives	6,109	6,109	6,423	6,423
	32,302	32,302	21,946	21,946

Fair values in respect of non-trading financial assets and liabilities are disclosed only where there is a liquid and active market.

Notes to the Accounts continued

43. Effective Interest Rates

	2005 Yield %
Assets	
Treasury bills and other eligible bills	4.70
Loans and advances to banks	4.50
Loans and advances to customers	6.25
Investment securities	3.40
Liabilities	
Deposits by banks	4.50
Customer accounts	3.90
Debt securities in issue	3.95
Other borrowed funds	5.40

The above figures do not take account of derivative interest rate hedging and therefore do not reflect economic margins earned.

Revenue on certain financial instruments is recognised using the effective interest rate basis under which income and expenses are spread over their expected life. The calculation of effective interest rate requires the estimation of future cash flows and of the expected life of the financial instrument. Models used in these calculations are continually reassessed for appropriateness of assumptions.

44. Interest Rate Sensitivity Gap

The table below summarises the repricing profiles of the Group's assets and liabilities.

	Up to 1 month £m	1 to 3 months £m	3 to 12 months £m	1 to 2 years £ m	2 to 3 years £m	3 to 4 years £ m	4 to 5 years £m	Over 5 years £m	2005 Non-interest bearing items £m
Assets									
Loans and advances to banks	7,542	5,155	2,161	310	191	83	31	11	422
Loans and advances to customers	220,777	20,654	27,506	33,228	18,820	5,691	5,616	9,564	1,912
Investment securities	21,649	14,281	1,062	225	129	319	241	4,573	9,082
Other assets, prepayments and accrued income									18,274
	249,968	**40,090**	**30,729**	**33,763**	**19,140**	**6,093**	**5,888**	**14,148**	**29,690**
Liabilities									
Deposits by banks	19,032	8,549	3,669		174		35	446	134
Customer accounts	161,414	15,728	16,516	2,337	1,617	708	365	97	2,166
Insurance contract liabilities*									4,019
Investment contract liabilities*									2,800
Debt securities in issue	28,522	86,988	18,488	3,482	4,061	4,429	4,522	6,393	1,076
Other borrowed funds	188	1,488	786	236	688	1,093	866	14,340	569
Other liabilities, accruals and deferred income									11,406
Minority interests and shareholders' equity									18,456
Internal funding of trading book	(14,634)	(2,686)	(1,237)		(41)				
	194,522	**110,067**	**38,222**	**6,055**	**6,499**	**6,230**	**5,788**	**21,276**	**40,626**
Policyholder liabilities less assets**									224
	55,446	(69,977)	(7,493)	27,708	12,641	(137)	100	(7,128)	(11,160)
Net hedging derivatives	1,283	8,136	9,044	(24,002)	(12,166)	2,187	1,362	14,156	
Total interest rate sensitivity gap	**56,729**	**(61,841)**	**1,551**	**3,706**	**475**	**2,050**	**1,462**	**7,028**	**(11,160)**
Cumulative interest rate sensitivity gap	**56,729**	**(5,112)**	**(3,561)**	**145**	**620**	**2,670**	**4,132**	**11,160**	

* Long term insurance, investment contract liabilities, related reinsurance and value of in-force Long Term Assurance Business assets are measured taking into account discount rates. However, the expected cashflows underlying the valuations are not directly subject to interest rate risks. Accordingly, these balances have been included in non-interest bearing items in the table above. The sensitivity of the Group to changes in interest rates related to long term insurance and investment contracts is set out in Note 23.

** Assets and liabilities associated with policyholder funds and consolidated collective investment schemes shown in Note 48 have been excluded from the repricing profile in the above table. This is on the basis that the underlying interest rate risks inherent in the net assets of the funds are matched by the policyholder liabilities, limiting the impact of these risks on the Group results.

Excluded from the above table are the carrying amounts of derivative financial instruments and financial assets and liabilities held for trading. The notional principal amounts associated with those derivatives which are used to reduce the Group's exposure to interest rate movements are shown as part of net hedging derivatives. This includes derivatives held for economic hedging purposes which are not in formal hedge accounting relationships. The estimated potential loss arising from the Group's exposure to interest rate risk from the Group's trading activities is shown in Note 45 'Trading Value at Risk'.

Additional information on the methodology adopted by the Group is given on page 57 of the 'Risk Management' report.

44. Interest Rate Sensitivity Gap continued

Interest Rate Sensitivity Gap 2004

In line with the requirements of IFRS 1 'First time adoption of International Financial Reporting Standards' the following interest rate sensitivity gap table for 2004 is disclosed as reported under the previous GAAP. Subsequent adjustments made to these balances at the date of transition to IFRS are disclosed in Note 54.

	Not more than 3 months £m	Over 3 months but not over 6 months £m	Over 6 months but not over 1 year £m	Over 1 year but not over 5 years £m	Over 5 years £m	Non-interest bearing £m	Trading £m	2004 Total £m
Assets								
Treasury bills and other eligible bills	2,871	834					622	4,327
Loans and advances to banks	13,715	995	159	153	76	145	2,513	17,756
Loans and advances to customers	215,578	11,145	12,726	39,162	6,584	540	1,776	287,511
Debt securities and equity shares	30,661	2,506	217	1,381	1,558	1,972	21,220	59,515
Other assets	274	2	3	10	26	23,832	62	24,209
	263,099	15,482	13,105	40,706	8,244	26,489	26,193	393,318
Liabilities								
Deposits by banks	28,894	2,017	1,164		10		5,206	37,291
Customer accounts	164,368	5,509	7,730	4,539	883	2,984	9,481	195,494
Debt securities in issue	80,196	4,686	4,906	7,461	7,932		729	105,910
Other liabilities		3	3	77	4	19,217	107	19,411
Subordinated liabilities	1,412	138		2,059	11,039	(15)		14,633
Minority interests and shareholders' funds					2,617	17,918		20,535
Own shares in policyholder funds						44		44
Internal funding of trading business	(11,083)	(412)	125	365	335		10,670	
	263,787	11,941	13,928	14,501	22,820	40,148	26,193	393,318
On-balance sheet gap	(688)	3,541	(823)	26,205	(14,576)	(13,659)		
Non-trading derivatives	(1,548)	1,069	(114)	(15,499)	16,092			
Net interest rate repricing gap	(2,236)	4,610	(937)	10,706	1,516	(13,659)		
Cumulative gap	(2,236)	2,374	1,437	12,143	13,659			

45. Trading Value at Risk

The Group's Value at Risk ('VaR') methodology of estimating potential losses arising from the Group's exposure to market risk is explained on page 58 of the 'Risk Management' report. The Group's trading market risk exposure for the year ended 31 December 2005 is analysed below.

Exposure	As at 31 December 2005 £m	As at 31 December 2004 £m	Average 2005 £m	Average 2004 £m	Highest 2005 £m	Highest 2004 £m	Lowest 2005 £m	Lowest 2004 £m
Total value at risk	**5.7**	5.1	**6.1**	5.6	**8.8**	9.4	**3.7**	3.6
Included in the above								
Value at risk relating to interest rates	**1.4**	1.3	**1.9**	2.4	**3.7**	5.5	**0.6**	0.9
Value at risk relating to foreign exchange	**0.3**	0.1	**0.6**	0.9	**2.5**	2.6	**0.1**	0.1

For all significant exposures VaR is calculated on a daily basis. Interest rate risk relating to the trading book is principally managed using a sensitivity methodology to measure exposure and set limits. This methodology calculates the present value impact of a one basis point parallel movement in interest rates on the outstanding positions. Foreign exchange risk is principally managed by the use of position limits.

46. Non-trading Currency Exposure

Structural currency exposures arise from the Group's investments in overseas subsidiaries, branches and other investments and are noted in the table below.

Functional currency of the operation	2005 Net investments in overseas operations £m	2005 Borrowing taken out to hedge net investments £m	2005 Remaining structural currency exposure £m	2004 Net investments in overseas operations £m	2004 Borrowing taken out to hedge net investments £m	2004 Remaining structural currency exposure £m
Australian Dollar	**1,345**	**1,341**	**4**	1,119	1,099	20
Euro	**1,088**	**892**	**196**	824	812	12
US Dollar	**161**	**161**		90	49	41
Other	**10**		**10**	11		11
Total	**2,604**	**2,394**	**210**	2,044	1,960	84

As at 31 December 2005 and 31 December 2004 there are no material net currency exposures in the non-trading book relating to transactional (or non-structural) positions that would give rise to net currency gains or losses. Additional information on the Group's foreign exchange risk is set out on page 58 of the 'Risk Management' report.

47. Assets and Liabilities in Foreign Currencies

	2005 £m	2004 £m
The aggregate amounts of assets and liabilities denominated in currencies other than Sterling were:		
Assets	**189,784**	84,656
Liabilities	**228,654**	115,954

The above figures do not reflect the Group's exposure to foreign exchange, which is significantly lower as it is hedged by currency derivatives.

48. Maturity Analysis of Assets and Liabilities

The table below breaks down the Group's financial assets and liabilities by remaining contractual maturity. The maturity profile for those assets and liabilities defined as 'financial' have been determined in accordance with groupings that are considered most appropriate for those particular assets and liabilities. The remaining assets and liabilities have been split between those considered to be current and non-current.

	Up to 1 month £m	1 to 3 months £m	3 to 12 months £m	1 year to 5 years £m	Over 5 years £m	Policyholder funds* £m	2005 Total £m
Assets							
Cash and balances at central banks	1,670		8				1,678
Items in course of collection	753						753
Financial assets held for trading	14,992	10,251	6,504	1,826	8,193		41,766
Derivative assets	444	580	816	2,336	6,239	84	10,499
Loans and advances to banks	8,161	5,225	1,868	272	380	1,450	17,356
Loans and advances to customers	27,566	50,604	14,885	47,363	203,350		343,768
Investment securities	3,370	302	2,209	8,438	37,242	52,773	104,334
Total financial assets	**56,956**	**66,962**	**26,290**	**60,235**	**255,404**	**54,307**	**520,154**
Liabilities							
Deposits by banks	16,904	11,072	3,810	187	66	2	32,041
Customer accounts	174,659	11,037	9,052	3,198	3,002		200,948
Financial liabilities held for trading	13,727	5,106	6,021	153			25,007
Derivative liabilities	323	821	735	2,319	4,378		8,576
Insurance contract liabilities	84	166	805	892	2,072	17,951	21,970
Investment contract liabilities	6	22	2,310	462		39,357	42,157
Unallocated surplus						974	974
Debt securities in issue	19,265	38,851	23,200	37,909	38,736		157,961
Other borrowed funds	93	49	587	1,195	18,330		20,254
Total financial liabilities	**225,061**	**67,124**	**46,520**	**46,315**	**66,584**	**58,284**	**509,888**

* Assets and liabilities associated with policyholder funds have been excluded from the maturity profile in the above table. This is on the basis that the underlying liquidity risks are for the account of the policyholders and have no direct impact on the Group results. The expected maturities of these assets and liabilities are shown on the following page.

Of the £16bn remaining non-policyholder assets, £5bn is considered to be current. Similarly of the £11bn remaining non-policyholder liabilities, £8bn is considered to be current.

48. Maturity Analysis of Assets and Liabilities continued

The table below sets out the assets and liabilities of the policyholder funds comprising the unit-linked and with-profit funds as well as the consolidated collective investment schemes. The insurance and investment contract liabilities have been analysed between current and non-current based on net expected cash flows. Investment securities and derivative assets have been categorised as current assets on the basis that they stand ready to be traded either as part of the normal portfolio management process or to meet policyholder withdrawals. The remaining assets and liabilities have been categorised as current and non-current based on their expected maturities.

	Due within 1 year £m	Due over 1 year £m	2005 Total £m
Assets			
Derivative assets	84		84
Loans and advances to banks	1,450		1,450
Investment securities	52,773		52,773
Investment properties		3,824	3,824
Property and equipment		164	164
Other assets	888		888
Total Assets*	**55,195**	**3,988**	**59,183**
Liabilities			
Deposits by banks	2		2
Insurance contract liabilities	2,399	15,552	17,951
Investment contract liabilities	4,189	35,168	39,357
Unallocated surplus		974	974
Other liabilities	1,123		1,123
Total Liabilities	**7,713**	**51,694**	**59,407**

* Policyholder assets have been reduced by £224m in respect of holdings in HBOS plc shares held within the funds.

Maturity Analysis of Assets and Liabilities 2004

The table below breaks down the Group's financial assets and liabilities by remaining contractual maturity. The maturity profile for those assets and liabilities defined as 'financial' have been determined in accordance with groupings that are considered most appropriate for those particular assets and liabilities. The remaining assets and liabilities have been split between those considered to be current and non-current.

	Up to 1 month £m	1 to 3 months £m	3 to 12 months £m	1 year to 5 years £m	Over 5 years £m	Policy-holder funds* £m	2004 Total £m
Assets							
Cash and balances at central banks	1,558						1,558
Items in course of collection	1,024						1,024
Treasury bills and other eligible bills	1,435	1,936	956				4,327
Loans and advances to banks	9,753	6,817	1,709	77		1,645	20,001
Loans and advances to customers	31,968	34,752	14,871	48,729	156,348		286,668
Investment securities	10,372	7,714	6,051	10,454	31,833	42,144	108,568
Total financial assets	56,110	51,219	23,587	59,260	188,181	43,789	422,146
Liabilities							
Deposits by banks	29,715	4,054	3,290	176	63	97	37,395
Customer accounts	165,789	17,446	8,257	2,940	1,062		195,494
Insurance contract liabilities	80	167	2,672	1,365	2,268	46,456	53,008
Debt securities in issue	18,632	35,486	14,898	28,190	8,704		105,910
Other borrowed funds				1,758	12,875		14,633
Total financial liabilities	214,216	57,153	29,117	34,429	24,972	46,553	406,440

* Assets and liabilities associated with policyholder funds have been excluded from the maturity profile in the above table. This is on the basis that the underlying liquidity risks are for the account of the policyholders and have no direct impact on the Group results. The expected maturities of these assets and liabilities are shown on the following page.

Of the £22bn remaining non-policyholder assets, £11bn is considered to be current. Similarly of the £20bn remaining non-policyholder liabilities, £16bn is considered to be current.

48. Maturity Analysis of Assets and Liabilities continued

The table below sets out the assets and liabilities of the policyholder funds comprising the unit-linked and with-profit funds as well as the consolidated collective investment schemes. The insurance contract liabilities have been analysed between current and non-current based on net expected cash flows. Investment securities and derivative assets have been categorised as current assets on the basis that they stand ready to be traded either as part of the normal portfolio management process or to meet policyholder withdrawals. The remaining assets and liabilities have been categorised as current and non-current based on their expected maturities.

	Due within 1 year £m	Due over 1 year £m	2004 Total £m
Assets			
Loans and advances to banks	1,645		1,645
Investment securities	42,144		42,144
Investment properties		3,523	3,523
Property and equipment		95	95
Other assets	163		163
Total Assets*	43,952	3,618	47,570
Liabilities			
Deposits by banks	97		97
Insurance contract liabilities	5,693	40,763	46,456
Other liabilities	1,125		1,125
Total Liabilities	6,915	40,763	47,678

* Policyholder assets have been reduced by £108m in respect of holdings in HBOS plc shares held within the funds.

49. Acquisitions

On 17 June 2005, the Group announced the purchase from MLP AG of the entire in-force business of MLP Lebensversicherung AG (renamed Heidelberger Leben) for €283m in cash with a potential adjustment of plus or minus €15m subject to persistency targets being met over the period from 1 January 2005 to 31 December 2007 and up to a further €40m being payable upon delivery of the Heidelberger Leben business plan during the years 2005 to 2008 inclusive. Any deferred consideration payable will be paid in cash.

In addition, the Group has entered into a long term strategic partnership with MLP AG's distribution arm (MLP FDL) to increase the sale of the Group's continental insurance products in Germany.

The effective date of acquisition was 1 July 2005. The fair value of identifiable assets, liabilities and contingent liabilities acquired amounted to £218m which is approximately equal to the value of consideration paid, contingent consideration accrued and directly attributable costs incurred.

The post-acquisition profit before tax of Heidelberger Leben included in the Group's consolidated income statement for the year ended 31 December 2005 is £39m.

50. Related Party Transactions

HBOS plc is the ultimate parent company of the Group. Banking transactions are entered into by the Company with its subsidiaries in the normal course of business and are at normal commercial terms. These include loans, deposits and foreign currency transactions. Balances between HBOS plc and its subsidiaries are shown on the Company balance sheet on page 104. Interest income received and paid are £1,336m (2004 £503m) and £998m (2004 £257m) respectively. In 2005 HBOS plc became the principal employer of the Group and staff and other costs in the year of £2,015m (2004 £nil) were recharged to subsidiaries.

In the year ended 31 December 2005, the Group provided both administration and processing services to Sainsbury's Bank plc. The amounts payable to the Group during the year were £41m (2004 £38m), of which £24m was outstanding at the year end (2004 £24m). Sainsbury's Bank plc also had balances within loans and advances to banks of £1,011m (2004 £nil) and balances within deposits by banks of £830m (2004 £135m) outstanding at 31 December 2005.

At 31 December 2005, there were loans and advances to customers of £9,310m (2004 £7,738m) outstanding and balances within customer accounts of £185m (2004 £180m) relating to jointly controlled entities and associated undertakings.

51. Transactions with Key Management Personnel

For the purposes of IAS 24 'Related Party Disclosures', key management personnel comprise members of the Board of HBOS plc, the Company Secretary and, as the senior executive committee of the Group, the HBOS Executive Committee.

Remuneration and other compensation

	2005 £'000	2004 £'000
Total emoluments	**9,408**	9,037
Post retirement benefits	**577**	583
Equity compensation benefits	**9,813**	4,900

Product transactions

Key management personnel and other colleagues, as well as receiving salary, incentives, shares, pensions and other benefits are entitled to enter into product transactions with HBOS plc and its subsidiaries. These transactions are generally in the form of banking, savings, mortgage, loan, insurance, assurance and investment products. Any product offerings that are received on beneficial terms compared to the terms received by customers and which give rise to taxable benefits in kind are declared to HM Revenue & Customs and taxed accordingly.

Key management personnel and members of their close families have undertaken transactions with HBOS plc and its subsidiaries, jointly controlled entities and associated undertakings in the normal course of business, details of which are given below:

Mortgages, credit cards and term loans

	Number of key management personnel	**£'000**
At 1 January 2004	16	3,915
Amounts advanced during the year	14	2,835
Interest charged	11	175
Amounts repaid during the year	11	(889)
Upon resignation	4	(550)
At 31 December 2004	12	5,486
Amounts advanced during the year	4	1,154
Interest charged	9	281
Amounts repaid during the year	11	(2,310)
Upon resignation	2	(85)
At 31 December 2005	**10**	**4,526**

31. Transactions with Key Management Personnel continued

Bank, cheque or current accounts

	Number of key management personnel	Credit balances £'000	Debit balances £'000	Net balances £'000
At 1 January 2004	11	2,760	(173)	2,587
Net movement during the year	11	(754)	113	(641)
Upon resignation	4	(491)		(491)
At 31 December 2004	9	1,515	(60)	1,455
Upon appointment	2	27		27
Net movement during the year	11	(202)	(17)	(219)
Upon resignation	2	(118)		(118)
At 31 December 2005	**10**	**1,222**	**(77)**	**1,145**

Savings and deposit accounts

	Number of key management personnel	£'000
At 1 January 2004	11	2,510
Amounts deposited during the year	8	3,807
Interest credited	10	55
Amounts withdrawn during the year	6	(3,635)
Upon resignation	4	(878)
At 31 December 2004	6	1,859
Upon appointment	2	197
Amounts deposited during the year	9	2,058
Interest credited	9	58
Amounts withdrawn during the year	9	(1,234)
Upon resignation	2	(571)
At 31 December 2005	**7**	**2,367**

Life assurance and investment contracts

	Number of key management personnel	£'000
At 1 January 2004	9	4,523
Premiums paid/amounts invested during the year	9	173
Other movements including investment returns	9	31
Upon resignation	3	(2,335)
Total sum insured/value of investment at 31 December 2004	6	2,392
Upon appointment	2	134
Premiums paid/amounts invested during the year	4	1,373
Other movements including investment returns	8	613
Total sum insured/value of investment at 31 December 2005	**7**	**4,512**

52. Segmental Analysis

Business Sector

Following an internal reorganisation during 2005, the Group reports the year's results through five divisions (Retail, Corporate, Insurance & Investment, International and Treasury & Asset Management) plus Group Items. 2004 figures have been restated to reflect the new structure.

	Retail £m	Corporate £m	Insurance & Investment £m	International £m	Treasury & Asset Management £m	Group Items £m	2005 Total £m
Net interest income	4,028	1,695	(95)	1,018	183		6,829
Net fee and commission income	1,253	293	(651)	30	109		1,034
Net trading income	4	14		3	197		218
Other operating income	58	1,079	13,895	484	20		15,536
Net operating income	**5,343**	**3,081**	**13,149**	**1,535**	**509**		**23,617**
Administrative expenses	(2,402)	(695)	(755)	(501)	(243)	(15)	(4,611)
Depreciation and amortisation	(66)	(558)	(47)	(53)	(4)	(208)	(936)
Other operating expenses			(11,528)	(169)			(11,697)
Operating expenses	(2,468)	(1,253)	(12,330)	(723)	(247)	(223)	(17,244)
Impairment	(991)	(473)		(186)			(1,650)
Operating profit	**1,884**	**1,355**	**819**	**626**	**262**	**(223)**	**4,723**
Share of profits of jointly controlled entities and associated undertakings	9	65	(34)	(2)	1		39
Non-operating income	46						46
Profit before taxation	**1,939**	**1,420**	**785**	**624**	**263**	**(223)**	**4,808**
Total assets	**224,868**	**87,195**	**71,623**	**49,730**	**106,633**	**824**	**540,873**
Included in total assets Interests in jointly controlled entities and associated undertakings	61	490	(114)	21	1		459
Total liabilities	**219,601**	**82,735**	**66,582**	**47,291**	**105,384**	**824**	**522,417**
Capital expenditure	**4**	**1**	**41**	**79**	**5**	**177**	**307**

52. Segmental Analysis continued

Business Sector

	Retail £m	Corporate £m	Insurance & Investment £m	International £m	Treasury & Asset Management £m	Group Items £m	2004 Total £m
Net interest income	3,685	1,313	104	615	168		5,885
Net fee and commission income	1,114	615	(491)	148	82		1,468
Net trading income					208		208
Other operating income	104	743	13,647	414	26		14,934
Net operating income	4,903	2,671	13,260	1,177	484		22,495
Administrative expenses	(2,208)	(653)	(717)	(365)	(210)		(4,153)
Depreciation and amortisation	(64)	(432)	(16)	(37)	(2)	(200)	(751)
Goodwill impairment						(6)	(6)
Other operating expenses			(11,712)	(189)			(11,901)
Operating expenses	(2,272)	(1,085)	(12,445)	(591)	(212)	(206)	(16,811)
Impairment	(648)	(392)	1	(186)	3		(1,222)
Operating profit	1,983	1,194	816	400	275	(206)	4,462
Share of profits of jointly controlled entities and associated undertakings	34	88	(10)	12			124
Non-operating income	23						23
Profit before taxation	2,040	1,282	806	412	275	(206)	4,609
Total assets	181,076	81,541	63,355	36,578	84,779	836	448,165
Included in total assets							
Interests in jointly controlled entities and associated undertakings	47	369	(38)	(23)	1		356
Total liabilities	174,763	75,979	58,289	34,266	83,858	836	427,991
Capital expenditure	3	4	23	11	5	189	235

Notes to the Accounts continued

52. Segmental Analysis continued

Geographical

The table below analyses the Group results and assets by geographical area based on the location of the customer.

	2005 UK £m	2005 Rest of world £m	2005 Total £m	2004 UK £m	2004 Rest of world £m	2004 Total £m
Net interest income	5,793	1,036	6,829	5,284	601	5,885
Net fees and commission income	977	57	1,034	1,202	266	1,468
Net trading income	211	7	218	189	19	208
Other operating income	15,078	458	15,536	14,827	107	14,934
Net operating income	22,059	1,558	23,617	21,502	993	22,495
Administrative expenses	(4,102)	(509)	(4,611)	(4,059)	(94)	(4,153)
Depreciation and amortisation	(887)	(49)	(936)	(719)	(32)	(751)
Goodwill impairment				(6)		(6)
Other operating expenses	(11,619)	(78)	(11,697)	(11,818)	(83)	(11,901)
Operating expenses	(16,608)	(636)	(17,244)	(16,602)	(209)	(16,811)
Impairment	(1,470)	(180)	(1,650)	(1,038)	(184)	(1,222)
Operating profit	3,981	742	4,723	3,862	600	4,462
Share of profits of jointly controlled entities and associated undertakings	41	(2)	39	124		124
Non-operating income	46		46	23		23
Profit before taxation	4,068	740	4,808	4,009	600	4,609
Total assets	468,529	72,344	540,873	403,784	44,381	448,165
Included in total assets Interests in jointly controlled entities and associated undertakings	443	16	459	369	(13)	356
Total liabilities	460,183	62,234	522,417	380,757	47,234	427,991
Capital expenditure	228	79	307	224	11	235

53. Explanation of transition to IFRS

As stated in the 'Statement of Compliance' within the Accounting Policies on page 96, these are the Group's first consolidated financial statements prepared in accordance with IFRS.

In preparing the opening IFRS balance sheet, the Group has adjusted amounts previously reported in financial statements prepared in accordance with previous GAAP. An explanation of how the transition from this previous GAAP to IFRS has affected the Group's financial position, financial performance and cash flows is set out in Notes 54 to 57. Details of the Company's transition adjustments are shown in Note 35.

54. Reconciliation of UK GAAP Balance Sheet to IFRS

The balance sheet below explains the restatement of the Group balance sheet at 31 December 2004 from UK GAAP to IFRS. The restated IFRS balance sheet excludes the application of IAS 32, IAS 39 and IFRS 4.

As at 31 December 2004			IFRS adjustments		
	Note 57	UK GAAP £m	Reclassification £m	To equity £m	IFRS £m
Assets					
Cash and balances at central banks		1,558			1,558
Items in course of collection		1,024			1,024
Treasury bills and other eligible bills		4,327			4,327
Loans and advances to banks	a	17,756	2,245		20,001
Loans and advances to customers	a,b,e	316,401	(713)	(130)	315,558
Less: non-returnable finance		(28,890)			(28,890)
		287,511	(713)	(130)	286,668
Investment securities					
Debt securities	a,c	59,307	23,594		82,901
Equity shares	a	208	25,459		25,667
		59,515	49,053		108,568
Interests in jointly controlled entities	c	254	(95)	37	196
Interests in associated undertakings	c	170	(23)	13	160
Goodwill and other intangible assets	d	1,570	361	102	2,033
Property and equipment	a	1,684	(148)		1,536
Investment properties	a,e		3,571		3,571
Operating lease assets	b	3,148		(118)	3,030
Deferred costs	a		364	2	366
Value of in-force Long Term Assurance Business	a		3,657		3,657
Other assets	a	8,446	981	(3)	9,424
Prepayments and accrued income	a	1,929	117		2,046
Long Term Assurance Business attributable to shareholders	a	4,426	(4,426)		
Long Term Assurance Business attributable to policyholder	a	49,563	(49,563)		
Total Assets		**442,881**	**5,381**	**(97)**	**448,165**

54. Reconciliation of UK GAAP Balance Sheet to IFRS continued

As at 31 December 2004	Note 57	UK GAAP £m	IFRS adjustments Reclassification £m	To equity £m	IFRS £m
Liabilities					
Deposits by banks	a	37,291	104		37,395
Customer accounts		195,494			195,494
Notes in circulation		721			721
Insurance contract liabilities	a		53,008		53,008
Net post retirement benefit liabilities	a,g		133	1,629	1,762
Current tax liabilities	a	335	34		369
Deferred tax liabilities	a,b,g	726	1,300	(566)	1,460
Dividends payable	f	882		(870)	12
Other liabilities	a	10,831	446	2	11,279
Accruals and deferred income	a	5,590	165	17	5,772
Other provisions		326	(150)		176
Debt securities in issue		105,910			105,910
Subordinated liabilities		14,633			14,633
Total Liabilities		372,739	55,040	212	427,991
Shareholders' Equity					
Issued share capital		1,381			1,381
Share premium		1,441			1,441
Other reserves	h	466	44	(1)	509
Profit and loss account	h	14,335	(96)	(308)	13,931
Shareholders' Equity (excluding Minority Interests)		17,623	(52)	(309)	17,262
Minority interests (equity)		295			295
Shareholders' Equity (including Minority Interests)		17,918	(52)	(309)	17,557
Minority and other interests (non-equity)		2,617			2,617
Total Shareholders' Equity	Table (i)	20,535	(52)	(309)	20,174
Long term assurance liabilities attributable to policyholders	a	49,607	(49,607)		
Total Liabilities and Shareholders' Equity		442,881	5,381	(97)	448,165

Table (i) - Reconciliation of Equity

	At 1 January 2004 Equity £m	Movement in year ended 31 December 2004: Share capital and share premium £m	Retained profits £m	Other reserves £m	Minority interests £m	At 31 December 2004 Equity £m
Under UK GAAP	17,979	114	2,137	4	301	20,535
IFRS adjustments:						
Leasing	(170)		(20)			(190)
Goodwill			102			102
Jointly controlled entities and associated undertakings	30		20			50
Post employment benefit obligations	(1,001)		(137)			(1,138)
Dividends	793		77			870
Other	(55)		9	(9)		(55)
	(403)		51	(9)		(361)
Under IFRS	17,576	114	2,188	(5)	301	20,174

55. Reconciliation of IFRS Balance Sheet Transition from 31 December 2004 to 1 January 2005

The balance sheet below explains the restatement of the balance sheet at 31 December 2004 to include the application of IAS 32, IAS 39, IFRS 4 and FRS 27 at 1 January 2005.

	Note 57	As at 31 December 2004 £m	IFRS adjustments: Reclassification £m	IFRS adjustments: To equity £m	**As at 1 January 2005 £m**
Assets					
Cash and balances at central banks		1,558			**1,558**
Items in course of collection		1,024			**1,024**
Financial assets held for trading	j		27,200		**27,200**
Derivative assets	l		7,087	1,733	**8,820**
Treasury bills and other eligible bills	j	4,327	(622)		**3,705**
Loans and advances to banks	j	20,001	(2,513)	2	**17,490**
Loans and advances to customers	j,k	315,558	(1,538)	242	**314,262**
Less: non-returnable finance	k	(28,890)	28,890		
		286,668	27,352	242	**314,262**
Investment securities					
Debt securities	j	82,901	(21,656)	136	**61,381**
Equity shares	j	25,667	437	97	**26,201**
		108,568	(21,219)	233	**87,582**
Interests in jointly controlled entities		196		(43)	**153**
Interests in associated undertakings		160		(1)	**159**
Goodwill and other intangible assets	i	2,033	394		**2,427**
Property and equipment		1,536			**1,536**
Investment properties		3,571			**3,571**
Operating lease assets		3,030			**3,030**
Deferred costs		366		177	**543**
Value of in-force Long Term Assurance Business	i	3,657	(394)	(1,091)	**2,172**
Other assets	j,l	9,424	(6,239)	(149)	**3,036**
Prepayments and accrued income	k,l	2,046	(664)	24	**1,406**
Total Assets		448,165	30,382	1,127	**479,674**

55. Reconciliation of IFRS Balance Sheet Transition from 31 December 2004 to 1 January 2005 continued

			IFRS adjustments		
	Note 57	As at 31 December 2004 £m	Reclassification £m	To equity £m	**As at 1 January 2005 £m**
Liabilities					
Deposits by banks	j,l	37,395	(5,714)		**31,681**
Customer accounts	j,k	195,494	(6,987)	80	**188,587**
Financial liabilities held for trading	j		16,528		**16,528**
Derivative liabilities	l		7,685	3,301	**10,986**
Notes in circulation		721			**721**
Insurance contract liabilities	i	53,008	(35,124)	(627)	**17,257**
Investment contract liabilities	i		35,124		**35,124**
Unallocated surplus				605	**605**
Net post retirement benefit liabilities		1,762			**1,762**
Current tax liabilities		369			**369**
Deferred tax liabilities		1,460		(238)	**1,222**
Other liabilities	j,l,m	11,291	(6,669)	(336)	**4,286**
Accruals and deferred income	k,l,m	5,772	(3,087)	37	**2,722**
Other provisions		176			**176**
Debt securities in issue	j,k,l	105,910	28,275	(1,475)	**132,710**
Other borrowed funds	k,l,m	14,633	3,368	256	**18,257**
Total Liabilities		427,991	33,399	1,603	**462,993**
Shareholders' Equity					
Issued share capital	m	1,381	(400)		**981**
Share premium		1,441			**1,441**
Other reserves		509		257	**766**
Retained earnings		13,931		(597)	**13,334**
Shareholders' Equity (excluding Minority Interests)		17,262	(400)	(340)	**16,522**
Minority interests (equity)		295		(136)	**159**
Shareholders' Equity (including Minority Interests)		17,557	(400)	(476)	**16,681**
Minority and other interests (non-equity)	m	2,617	(2,617)		
	Table (ii)	20,174	(3,017)	(476)	**16,681**
Total Liabilities and Shareholders' Equity		448,165	30,382	1,127	**479,674**

55. Reconciliation of IFRS Balance Sheet Transition from 31 December 2004 to 1 January 2005 continued

Table (ii) Reconciliation of Equity

	Equity £m
Under IFRS at 31 December 2004	20,174
IFRS adjustments	
Fair value adjustments for available for sale investments	169
Loan fees, cost recognition and interest on an effective interest rate basis	237
Long Term Assurance Business	(714)
Loan impairment provisioning	1
Hedging and derivatives	9
Other	(42)
	(340)
Movement in minority interests (equity)	(136)
Reclassification of preference shares	(400)
Reclassification of minority interests and other interests (non-equity)	(2,617)
	(3,493)
Under IFRS as at 1 January 2005	**16,681**

56. Reconciliation of UK GAAP Profit and Loss Account to IFRS Income Statement for the year ended 31 December 2004

Year ended 31 December 2004	Note 57	UK GAAP £m	IFRS adjustments £m	IFRS £m
Net interest income		5,940	(55)	5,885
Non-interest income	a	4,287	12,323	16,610
Net operating income		10,227	12,268	22,495
Operating expenses	a	(4,537)	(12,274)	(16,811)
Impairment on investment securities		(21)		(21)
Operating profit before provisions		5,669	(6)	5,663
Impairment losses on loans and advances		(1,201)		(1,201)
Share of profits of jointly controlled entities and associated undertakings	c	101	23	124
Non-operating income		23		23
Profit before taxation		4,592	17	4,609
Tax on profit		(1,310)	38	(1,272)
Profit after taxation		**3,282**	**55**	**3,337**

Explanation of material adjustments to the cash flow statement for 2005 and 2004
Cash and cash equivalents under IFRS consist of cash and balances at central banks that are freely available, loans and advances to banks with a maturity of three months or less and financial assets that are held for trading purposes. Under UK GAAP cash and cash equivalents consist of cash and balances at central banks and loans and advances to banks repayable on demand. There are no other significant changes to the cash flow statement for 2005 and 2004 on transition to IFRS.

57. Notes to the analysis of the Income Statement, Balance Sheet and Equity Impact

Detailed below are supplementary notes that provide explanations of the income statement and balance sheet reclassifications and the equity impact to reserves as a result of the transition to IFRS. The explanations have been split between excluding and including IAS 32, IAS 39 and IFRS 4 to support the respective balance sheets and income statement in Notes 54, 55 and 56.

IFRS Adjustments - Excluding IAS 32, IAS 39 and IFRS 4

(a) Long Term Assurance Business Reclassification
Under UK GAAP in the Group income statement and balance sheet, Long Term Assurance Business has historically only been reported through the following line items:
- Income from Long Term Assurance Business
- Long Term Assurance Business attributable to shareholders (shareholder net assets attributable to Long Term Assurance Business and the Value of In-Force ('VIF') Long Term Assurance Business)
- Long Term Assurance Business assets attributable to policyholders
- Long Term Assurance Business liabilities attributable to policyholders
- Retained earnings, which includes the accumulated embedded value profit.

Under IAS 27 'Consolidated and Separate Financial Statements' a line by line presentation is required for those Long Term Assurance Business amounts included within the Group's income statement and balance sheet.

The main components of the income statement reclassification prior to the adoption of IAS 32, IAS 39 and IFRS 4 are:

Income from Long Term Assurance Business
This has been split out on a line by line basis with the largest component being allocated to net earned premiums on insurance contracts and other operating income.

The main components of the balance sheet reclassification prior to the adoption of IAS 32, IAS 39 and IFRS 4 are:

Long Term Assurance Business attributable to shareholders
This has been split into two components namely shareholder net assets and VIF. Shareholder net assets have been re-analysed across a number of other balance sheet categories, while the VIF asset has been reclassified to a new line 'Value of in-force Long Term Assurance Business'.

Long Term Assurance Business assets attributable to policyholders
This has been split out on a line by line basis with the largest components being allocated to investment securities.

Long Term Assurance Business liabilities attributable to policyholders
This has been split out on a line by line basis with the majority being classified as insurance contract liabilities.

(b) Leasing
Finance leases
Under UK GAAP, the Group held finance lease assets on balance sheet within loans and advances to customers at an amount equal to the net cash investment in the lease after making provisions for items such as bad and doubtful rentals receivable. The total gross earnings under finance leases were allocated to accounting periods to give a constant periodic rate of return to the lessor's net cash investment outstanding in respect of the lease. Under IFRS the total gross earnings are allocated to accounting periods using an actuarial pre-tax methodology to give a constant rate of return on the net investment.

Operating leases
For operating leases, rental income continues to be recognised on a straight-line basis. However, the calculation of depreciation on operating lease assets has changed from a post-tax actuarial method to a straight-line pre-tax basis. This is to ensure that the depreciation profile matches that of similar assets used by the Group.

57. Notes to the analysis of the Income Statement, Balance Sheet and Equity Impact continued

(c) Interests in Jointly Controlled Entities ('JCEs') and Associated Undertakings
Interests in JCEs and associated undertakings follow the provisions of IAS 28 and IAS 31 respectively using the equity accounting method.

Jointly controlled entities
Under UK GAAP, interests in jointly controlled entities were also accounted for using the equity accounting method. IFRS requires investments in debt securities issued by the JCEs to be disclosed separately from the underlying carrying value of these entities. This resulted in a reclassification of debt securities to investment securities. In addition under IFRS losses are restricted to a level that reflects an obligation to fund such losses, whereas under UK GAAP losses were taken beyond this level.

Associated undertakings
The definition of an associate differs under IFRS from UK GAAP and therefore the scope of what can and cannot be included has changed. In addition under UK GAAP the carrying value of associates includes any preference shares or loan stock held by the Group relating to those entities. Following the introduction of IFRS these debt securities are disclosed separately from the underlying carrying value of those entities. This results in a reclassification from interests in associated undertakings to debt securities.

(d) Goodwill and Other Intangible Assets
Under UK GAAP goodwill was capitalised and amortised by equal instalments over its estimated useful life, not exceeding 20 years. Goodwill was subject to an impairment review when a change in circumstances indicated the carrying amount may not have been recoverable.

Under IFRS impairment reviews for intangible assets are undertaken six monthly. Goodwill amortisation is prohibited under IFRS.

Software development costs are capitalised in line with the accounting policy and have been reclassified from property and equipment to goodwill and other intangible assets. Amortisation is carried out on the same basis as under UK GAAP.

(e) Investment Properties
The reclassification of Long Term Assurance Business assets gives rise to the separate identification of investment properties.

Additionally, changes have resulted from certain subsidiaries that have been funded for the purpose of property development. At a consolidated level under UK GAAP, the costs of property development were treated as loans and advances to customers as the substance of the transactions is that of lending. However under IFRS the classification of the transaction must follow the treatment within the individual subsidiary accounts and therefore requires a reclassification from loans and advances to customers.

(f) Dividends Paid and Payable
Under UK GAAP dividends were recognised in the period to which they related. Under IFRS ordinary dividends paid in the year in respect of equity instruments are not included in the income statement, but are recognised directly in the retained earnings reserve. In addition, under IFRS the Group does not recognise ordinary dividends that have been declared or proposed after the balance sheet date.

The liability for outstanding distributions on preference securities at the balance sheet date relates to the Group's contractual obligation to pay distributions on these preference securities.

(g) Net Post Retirement Benefit Liabilities
Under UK GAAP the cost of providing retirement pension and related benefits was charged against profits on a systematic basis over employee service lives.

Under IAS 19, defined benefit pension schemes and other Post Retirement benefit plans are recognised on balance sheet and represent the present value of the defined benefit obligation. Actuarial gains and losses are recognised in full in the period in which they arise within the 'Statement of Recognised Income and Expense' ('SORIE'). In addition, under UK GAAP, assets were valued based on mid price while IAS 19 (via IAS 39) requires all assets to be valued on a bid price basis as of 1 January 2005. The Group has elected to recognise all cumulative actuarial gains and losses for all Group defined benefit schemes in opening equity at 1 January 2004 on transition to IFRS.

(h) Own Shares
Own shares were held as a reduction from other reserves under UK GAAP. Following the introduction of IFRS, own shares are held as part of retained earnings.

57. Notes to the analysis of the Income Statement, Balance Sheet and Equity Impact continued

IFRS Adjustments - Including IAS 32, IAS 39, IFRS 4 and FRS 27

IAS 39 Financial asset and liability classification
IAS 39 established specific categories into which all financial assets and liabilities must be classified. The classification of financial instruments dictates how these assets and liabilities are subsequently measured in the financial statements. There are four categories of financial assets: assets at fair value through the income statement, available for sale, loans and receivables and held to maturity and two categories of financial liabilities: liabilities at fair value through the income statement and liabilities at amortised cost.

Assets at fair value through the income statement
These assets are carried at fair value with changes in fair value taken to the income statement. This category includes assets held for trading where they are held for the purpose of selling in the short term or as investments that are held to meet insurance policyholder liabilities.

Available for sale ('AFS')
These are non-derivative financial assets designated on initial recognition as available for sale. AFS assets are measured at fair value on the balance sheet. Fair value changes of AFS assets are recognised directly in equity, through the SORIE, except for interest on AFS assets (which is recognised in income on an effective interest rate basis), impairment losses and (for interest-bearing AFS debt instruments) foreign exchange gains or losses. The cumulative gain or loss that was recognised in equity is recognised in the income statement when an AFS financial asset is derecognised.

Loans and receivables
These are non-derivative financial assets with fixed or determinable payments, originated or acquired, that are not quoted in an active market, not held for trading and not designated on initial recognition as assets at fair value through the income statement or as AFS. Investment debt securities that are not quoted on an active market are categorised as loans and receivables.

Held to maturity
The Group has no investment securities designated under this category.

Liabilities at fair value through the income statement
Such liabilities are held at fair value with changes in fair value taken to the income statement. This category includes liabilities held for trading where they are held for the purpose of selling in the short term.

Financial liabilities at amortised cost
Financial liabilities at amortised cost include deposits by banks, customer accounts, other borrowed funds and debt securities in issue.

Effective Interest Rate
Revenue on financial instruments classified as loans and receivables, available for sale or financial liabilities at amortised cost is recognised on an effective interest rate basis. This calculation takes into account interest received or paid and fees and commissions received or paid that are integral to the yield as well as incremental transaction costs. The effective interest rate is the rate that discounts the expected future cash flows over the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial instrument at initial recognition.

(i) Long Term Assurance Business

The introduction of IAS 32, IAS 39 and IFRS 4 results in three principal reclassifications:

Under UK GAAP income from Long Term Assurance Business was accounted for using the embedded value basis.

Under IFRS 4, Long Term Assurance Business contracts which do not contain significant insurance risk are reclassified and accounted for as investment contracts.

It is no longer allowable to recognise VIF with respect to investment contracts. Where VIF is internally generated it is written off. However, Purchased Value of In-Force (PVIF) remains allowable provided it is reclassified as an intangible asset. This has led to a reclassification from VIF to goodwill and other intangible assets.

The introduction of FRS 27 results in the unallocated surplus, determined on a realistic basis as described in Note 27, being reallocated from insurance contract liabilities and separately disclosed on the face of the balance sheet.

57. Notes to the analysis of the Income Statement, Balance Sheet and Equity Impact continued

(j) Investment Securities
Under UK GAAP debt securities and other fixed interest securities held for trading were included at market value with gains or losses included in dealing profits. Debt securities and other fixed interest securities held for the longer term and equity securities were included at cost less amounts written off, adjusted for the amortisation of premiums or discounts arising on the purchase of investments redeemable at fixed dates. Gains or losses on disposal of such investment securities were recognised in other operating income as they arose and premiums and discounts taken to interest receivable on a straight line basis over the period to redemption. Income from listed equity shares was credited to other operating income on the ex-dividend date and on an equivalent basis for unlisted equity.

Under IFRS both equity shares and debt securities are included within investment securities.

(k) Loans and Advances
Under UK GAAP loans and advances were held at cost less provisions.

Under IFRS loans and advances are held at amortised cost with revenue recognised on an effective interest rate basis.

The non-returnable finance on securitised customer advances that met the criteria for linked presentation in accordance with the UK Financial Reporting Standard FRS 5 'Reporting the substance of transactions' is classified as debt securities in issue from 1 January 2005.

The opening IFRS adjustment to reserves in respect of impairment reflects the net impact of moving to a narrower interpretation of an incurred loss model which recognises recoverable cash flows by applying a discount rate based on the loan's effective interest rate.

(l) Derivatives/Hedge Accounting
Hedging the Group's exposures to interest rate and foreign exchange rate risk is undertaken in the normal course of business using derivatives. This activity is principally carried out in Treasury within a risk management framework of limits, practices and procedures set and overseen by the Group Market Risk Committee (formerly the HBOS Group Asset and Liability Committee).

Under UK GAAP trading derivatives were carried in the accounts at fair value with gains or losses included in net trading income. Non-trading derivatives were accounted for on the same basis as the underlying items being hedged.

IAS 39 requires all derivatives to be recorded on balance sheet at fair value with any movements in fair value taken to the income statement as they arise. Given that fair values will fluctuate, these movements will create volatility in reserves and the income statement. Only in circumstances where hedge accounting for derivatives is employed will the income statement be protected from this volatility.

The hedge accounting strategy being adopted by the Group is to utilise a combination of both the macro cash flow and micro fair value hedge approaches. In the case of the macro cash flow approach, the hedging derivative is measured at fair value with any movement taken to reserves. The underlying hedged item is accounted for in accordance with the policy for that financial instrument and no fair value accounting entries are required of the underlying hedged item. This approach gives rise to volatility in reserves, but protects the income statement to the extent the hedge is effective. The ineffective part of any gain or loss is recognised immediately in the income statement.

The micro fair value approach requires that the hedging derivative is measured at fair value with movements recognised in the income statement, rather than reserves. The designated hedged item is also adjusted by the change in fair value in relation to the risk being hedged and that change is also recognised through the income statement. Therefore, if the hedge is fully effective, postings to the income statement will be equal and opposite.

(m) Other borrowed funds
Other borrowed funds is a new balance sheet line item under IFRS, which comprises preference shares that are classified as debt, preferred securities and subordinated liabilities, all of which are held at amortised cost.

The IFRS definition of debt includes instruments with a contractual obligation to pay interest or principal. This has resulted in a reclassification of certain funding instruments shown within capital and reserves under UK GAAP to other borrowed funds as explained below.

Preference shares now classified as debt
Non-equity preference shares previously shown under capital and reserves are reclassified as other liabilities and disclosed as other borrowings where they are redeemable on a specific date or at the option of the shareholders or if dividend payments are not discretionary. Dividends on such preference shares are recognised in the income statement through interest payable on an effective interest rate basis.

Preferred securities
The most significant reclassification is in respect of non-equity minority interests including innovative Tier 1 securities where interest payments are not discretionary. These were shown within capital and reserves under UK GAAP, and are now classified as liabilities under IFRS, disclosed within other borrowed funds and accounted for at amortised cost. The interest payable on such securities is recognised in the income statement through interest payable on an effective interest rate basis.

Subordinated liabilities
Under UK GAAP, dated and undated subordinated loan capital was included at nominal value adjusted for premiums, discounts and expenses, all of which were amortised evenly over the period to redemption or reset. Under IFRS, such loan capital is accounted for at amortised cost, with interest payable recognised in the income statement through interest payable on an effective interest rate basis.

Shareholder Information

Financial Calendar 2006

1 Mar 2006	2005 Preliminary Results Announcement
15 Mar 2006	Ordinary shares quoted ex-dividend 6.475% preference shares dividend payment
17 Mar 2006	Ordinary shares record date for the final dividend 2005
12 Apr 2006	Return date for mandates for the Dividend Reinvestment Plan ('DRIP') for the final dividend 2005
12 Apr 2006	6.0884% preference shares quoted ex-dividend
18 Apr 2006	6.0884% preference shares record date
25 Apr 2006	Annual General Meeting
3 May 2006	9.25% & 9.75% preference shares quoted ex-dividend
5 May 2006	9.25% & 9.75% preference shares record date
12 May 2006	6.0884% preference shares dividend payment
15 May 2006	Ordinary shares final dividend 2005 payment
31 May 2006	9.25% & 9.75% preference shares dividend payment
6 June 2006	Last date by which CREST entitlement statements and ordinary share certificates will be posted and shareholder accounts credited in respect of DRIP purchases for final ordinary dividend 2005
1 Aug 2006	2006 Interim Results Announcement
9 Aug 2006	Ordinary shares quoted ex-dividend 6.475% preference shares quoted ex-dividend
11 Aug 2006	Ordinary shares record date for the interim dividend 2006 6.475% preference shares record date
11 Sep 2006	Return date for mandates for the DRIP for the interim dividend 2006
15 Sep 2006	6.475% preference shares dividend payment
9 Oct 2006	Ordinary shares interim dividend 2006 payment
11 Oct 2006	6.0884% preference shares quoted ex-dividend
13 Oct 2006	6.0884% preference shares date record
30 Oct 2006	Last date by which CREST entitlement statements and ordinary share certificates will be posted and shareholder accounts credited in respect of DRIP purchases for interim ordinary dividend 2006
1 Nov 2006	9.25% & 9.75% preference shares quoted ex-dividend
3 Nov 2006	9.25% & 9.75% preference shares record date
13 Nov 2006	6.0884% preference shares dividend payment
30 Nov 2006	9.25% & 9.75% preference shares dividend payment

Dividend Reinvestment Plan

Shareholders who have already completed a Mandate Form to receive their entitlement to dividends in ordinary shares need take no action as they will automatically receive ordinary shares in respect of the final dividend of 24.35p per ordinary share for the year ended 31 December 2005. Shareholders who have not already completed a Mandate Form and also wish to participate in the Dividend Reinvestment Plan in respect of the final dividend are required to complete and return a Mandate Form to our Plan Administrator - Computershare Investor Services PLC, PO Box 1910, The Pavilions, Bridgwater Road, Bristol BS99 7DZ. A Mandate Form and a copy of the Rules of the HBOS plc Dividend Reinvestment Plan can be obtained from our Plan Administrator on 0870 702 0102.

Investorphone

As an HBOS shareholder, you can access a range of automated information on your shareholding, such as your share balance, dividend payments, and the HBOS share price, by calling 0870 702 0102. This service is available 24 hours a day, 7 days a week. The current HBOS plc share price is also available on our website www.hbosplc.com

Halifax Share Dealing Limited ('HSDL')

To buy or sell HBOS plc shares call HSDL on 08705 711 117. If you would like to find out more information about the services offered by HSDL please call 08457 22 55 25 or visit our website at www.halifax.co.uk/sharedealing. HSDL is authorised and regulated by the Financial Services Authority, is a member of the London Stock Exchange and is an HM Revenue & Customs approved PEP and ISA Manager.

Internet

Visit our home page at www.hbosplc.com.

Registered Office

HBOS plc, The Mound, Edinburgh EH1 1YZ.

Registered Number

SC218813

Share Register Analysis at 31 December 2005

Size of shareholding	Number of shareholders	%	Number of ordinary shares	%
1 - 200	890,158	38.93	151,916,533	3.96
201 - 1,000	1,272,240	55.64	494,766,322	12.90
1,001 - 5,000	116,349	5.09	157,809,652	4.11
5,001 - 10,000	3,473	0.15	24,706,342	0.64
10,001 - 50,000	2,646	0.12	52,396,908	1.37
50,001 - 100,000	367	0.02	26,026,171	0.68
over 100,000	1,106	0.05	2,928,982,732	76.34
Total	2,286,339	100.00	3,836,604,660	100.00

Useful Contacts

For general enquiries about your shares please contact our Registrars: Computershare Investor Services PLC, PO Box 1909, The Pavilions, Bridgwater Road, Bristol, BS99 7DS. Tel: 0870 702 0102. E-mail: HBOS@computershare.co.uk

HBOS plc

Registered Office:
HBOS plc
The Mound
Edinburgh
EH1 1YZ

www.hbosplc.com

4001637

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